As filed with the Securities and Exchange Commission on December 18, 2009

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

Solyndra, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	3674	41-2175583
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

47700 Kato Road

Fremont, California 94538

510-440-2400

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Dr. Christian M. Gronet

Chief Executive Officer

Solyndra, Inc.

47700 Kato Road

Fremont, California 94538

510-440-2400

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

John A. Fore Michael S. Russell Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 Telephone: 650-493-9300 Facsimile: 650-493-6811	Benjamin H. Schwartz Acting General Counsel Solyndra, Inc. 47700 Kato Road Fremont, California 94538 Telephone: 510-440-2400 Facsimile: 510-440-2625	Patrick A. Pohlen Andrew S. Williamson Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025 Telephone: 650-328-4600 Facsimile: 650-463-2600

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐		Accelerated filer ☐
Non-accelerated filer ☒	(Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, $0.00001 par value	$300,000,000	$16,740

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933. Includes offering price of shares that the underwriters have the right to purchase to cover over-allotments, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued December 18, 2009

            Shares

SOLYNDRA, INC.

COMMON STOCK

Solyndra, Inc. is offering             shares of its common stock. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $             and $             per share.

We have applied to have our common stock approved for listing on                    under the symbol “SOLY.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 11.

PRICE $            A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Solyndra

Per Share	$	$	$

Total	$	$	$

We have granted the underwriters the right to purchase up to an additional            shares of common stock to cover over-allotments.

Argonaut Ventures I, L.L.C., or Argonaut, which together with its affiliates beneficially owns approximately 35.7% of our outstanding common stock on an as-converted basis, has the right to purchase from us up to 15% of the aggregate number of shares offered in this offering at the initial price to the public, but is under no obligation to purchase any shares. Any shares purchased by Argonaut will be purchased directly from us and will not be a part of the underwritten offering. Steven R. Mitchell, a member of our board of directors, is a managing director of the manager of Argonaut.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on                     , 2010.

Goldman, Sachs & Co.	Morgan Stanley

                    , 2010

Cylindrical Photovoltaic Modules Enhance Light Collection

Direct Sunlight
Diffuse Sunlight
Reflected Light

Our Product Is a Panel, with 40 Modules Spaced Apart, and Mounts

Wind Blows Through Solyndra Panels Enabling Low-Cost Installation without Attachments or Penetrations

Solyndra

Flat Plate Panels Typically Require Expensive Attachments or Ballast

Conventional Flat Plate Panels

Solyndra Enables Greater Rooftop Coverage and More Energy Production per Rooftop

Solyndra

Conventional Flat Plate Panels

Commercial Rooftops Represent a Vast and Underutilized Opportunity for the Generation of Solar Electricity

Solyndra Delivers Simple, Low-Cost Installations

SOLYNDRA
Conventional Flat Plate Panels

You should rely only on the information contained in this prospectus and in any free writing prospectus we may authorize to be delivered or made available to you. We have not authorized anyone to provide you with information different from that contained in this prospectus or any such free writing prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus may only be accurate as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock.

Until                     , 2010 (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

The term “Solyndra,” a stylized “Solyndra,” the Solyndra “O”, “Omnifacial” and the term “The New Shape of Solar” and other trademarks or service marks of Solyndra, Inc. appearing in this prospectus are the property of Solyndra, Inc. This prospectus contains additional trade names, trademarks and service marks of other companies. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply relationships with, or endorsement or sponsorship of us by, these other companies.

PROSPECTUS SUMMARY

This summary highlights information described elsewhere in this prospectus but does not contain all of the information needed for making an investment decision. Therefore read this entire prospectus carefully, especially the “Risk Factors” section beginning on page 11 and our consolidated financial statements and the related notes appearing elsewhere in this prospectus, before making an investment decision.

Overview

Commercial rooftops represent a vast and underutilized resource for the generation of solar electricity. We have pioneered a photovoltaic system featuring proprietary cylindrical modules that we believe can enable the lowest cost of electricity on commercial rooftops by delivering the lowest total system costs per watt and the highest kilowatt hour production per rooftop for typical installations. We are able to significantly reduce the cost of installation, which is a substantial component of the total system cost, by eliminating expensive mounting hardware and significantly reducing the amount of labor required when mounting conventional flat plate photovoltaic systems. We believe that the differentiated benefits of our photovoltaic systems, together with our planned expansion of production, manufacturing process improvements and product enhancements, will enable us by 2012 to deliver photovoltaic systems for commercial rooftops that produce electricity at rates that are competitive with the retail price of electricity in key markets on a non-subsidized basis.

Our photovoltaic systems, which are comprised of panels and mounts, enhance sunlight collection by capturing direct, diffuse and reflected sunlight across a 360-degree photovoltaic surface. Unlike conventional panels that typically need to be tilted to achieve effective energy generation, the cylindrical shape of our modules allows our systems to achieve effective energy generation when mounted horizontally. Horizontal mounting allows our panels to be spaced significantly closer together than conventional panels on a typical rooftop, thereby enabling greater rooftop coverage and enhanced energy production over the system’s lifetime. The cylindrical shape allows modules to be spaced apart within our panels so that wind can blow through our panels, thus eliminating the need for the expensive mounting hardware and ballast typically required to secure conventional flat plate panels against uplift from the wind. As a result, our customers can achieve significantly reduced labor, hardware, design and other balance of system costs, which account for a substantial portion of the total installed cost of a conventional flat plate photovoltaic system, while maximizing the amount of electricity generated for a typical rooftop installation.

We commenced commercial shipments of our photovoltaic systems in July 2008 and have increased our sales volume and revenue every quarter since that date. We sold 17.2 megawatts, or MW, of panels in the nine months ended October 3, 2009, compared to 1.6 MW for the fiscal year ended January 3, 2009. For the nine months ended October 3, 2009, our revenue was $58.8 million, compared to $6.0 million for the fiscal year ended January 3, 2009. Our panels have been deployed in over 100 commercial installations internationally and across the United States. We primarily sell our photovoltaic systems to value-added resellers, including system integrators and roofing materials manufacturers, which resell our systems to various system owners, including third-party investors, enterprises such as manufacturers, wholesaler-distributors and big-box retailers, government entities and utility companies. Our customers include Alwitra GmbH, Carlisle Syntec Incorporated, Geckologic GmbH, Phoenix Solar AG, Premier Solar Systems Pvt Ltd., Solar Power, Inc., Sunconnex B.V., Sun System S.p.A. and USE Umwelt Sonne Energie GmbH. As of the date of this prospectus, we have framework agreements with system integrators and roofing materials manufacturers outlining general terms for the delivery of up to 865 MW of our photovoltaic systems by the end 2013.

We manufacture our solar panels in a highly automated plant where we perform all operations required to process commodity materials into the final product. We intend to significantly expand our production capacity through a combination of additional production facilities and equipment, manufacturing process improvements and product enhancements in order to reduce our per-watt production costs and meet demand for our systems. Our first manufacturing facility, which we refer to as Fab 1, had an annualized production run rate of 45 MW during our fiscal month ended December 5, 2009. We are in the process of expanding our production capacity at Fab 1 and expect to reach an annualized production run rate of 110 MW by the fourth fiscal quarter of 2010, assuming achievement of minimum product development objectives and planned manufacturing process improvements. We are further expanding our production capacity with the addition of a second manufacturing facility, which we refer to as Fab 2. We are in the construction stage of the first of two planned phases for Fab 2, which we refer to as Phase I. We expect Phase I to have an annualized production run rate of 250 MW by the end of the first half of 2012, assuming achievement of minimum product development objectives and planned manufacturing process improvements. We expect the first production output from Phase I to occur in the first quarter of 2011. We are funding the costs of Phase I with the proceeds of a prior equity financing and a $535 million loan facility guaranteed by the U.S. Department of Energy, or the DOE. Borrowings under this facility mature in 2016 and accrue interest at a rate per annum fixed at the time of disbursement and equal to the sum of a treasury rate index plus 37.5 basis points (2.838% as of October 3, 2009). This loan facility was the first guaranteed by the DOE under its loan guarantee program for innovative clean technologies.

We intend to use the proceeds of this offering to finance a portion of the costs of the second phase of Fab 2, which we refer to as Phase II. We believe that Phase II represents a significant opportunity to further expand our production capacity and reduce our costs of manufacturing. When the construction and production ramp of both phases of Fab 2 are complete, we expect Fab 2 to have an annualized production run rate of 500 MW, assuming achievement of minimum product development objectives and planned manufacturing process improvements. We estimate that the costs for Phase II will be approximately $642 million, which amount includes building expansion and improvements, manufacturing equipment, certain sales, marketing and other start-up costs, and a contingency reserve of approximately $53 million. On September 11, 2009, we applied for a second loan guarantee from the DOE, in the amount of approximately $469 million, to partially fund Phase II. If we are unable to obtain the DOE guaranteed loan in whole or in part, we intend to fund any financing shortfall with some combination of the proceeds of this offering, cash flows from operations, debt financing and additional equity financing.

Commercial Rooftop Photovoltaic Market Opportunity

Based on market data from Navigant Consulting, Freedonia Group and Ecofys, we estimate that there are approximately 11 billion square meters of commercial rooftop area worldwide. Commercial rooftop systems are installed where power is consumed, which avoids the significant transmission capital expenditures associated with centralized electricity generation systems, reduces transmission congestion during periods of peak demand and reduces the energy losses to the end users associated with transmission and distribution of electricity from centralized large-scale electric plants. According to the National Renewable Energy Laboratory, or NREL, cumulative rooftop photovoltaic system installations in the United States alone are projected to grow from 733 MW in 2007 to 7,492 MW in 2015, representing a compound annual growth rate of 34%.

In the commercial rooftop solar market, several key factors influence what type of photovoltaic system will be used. First, system owners, such as third-party investors and enterprises that purchase photovoltaic systems to install on their own rooftops, generally seek the highest return possible from a photovoltaic system. The highest return is achieved by minimizing the levelized cost of electricity per kilowatt hour, or LCOE, which is the ratio of a system’s total life cycle cost to its total lifetime energy output. Second, building owners typically seek to limit rooftop impact in order to comply with a rooftop’s warranty requirements and structural limitations. Third, system integrators, which often have significant influence on purchase decisions, are motivated by their desire to enhance their own productivity and perform more project installations in a given year.

The commercial rooftop photovoltaic market to date primarily has consisted of flat plate panels using crystalline silicon or thin film technologies, which we refer to as conventional panels. These conventional approaches present several fundamental challenges which have, to date, increased the cost of commercial rooftop photovoltaic systems and limited the addressable market. These challenges include:

•

Light collection.    Conventional panels typically need to be tilted using expensive mounting hardware to improve the capture of direct light, creating shadows that can reduce and, in some cases, shut down the output of neighboring panels. Therefore, conventional panels typically are widely spaced to avoid shading other panels, reducing the surface area that can be covered by this type of rooftop photovoltaic system.

•

Orientation.    Conventional panels typically need to be oriented on a directional axis such as North-South for optimal performance, which often differs from the directional axis of the building and its rooftop, further limiting rooftop coverage and reducing total energy production per rooftop.

•

Installation Time and Cost.    Installing conventional panels on commercial rooftops typically takes weeks to complete and requires the use of expensive mounting hardware, involving steps such as rooftop preparation and penetration, assembly of mounting racks and installation of panels at the correct tilt and axis orientation.

•

Wind.    Conventional photovoltaic systems typically require ballast or penetrating rooftop attachments to counter uplift from wind. The weight of the panels, ballast and mounting system may exceed the weight limitations of many commercial rooftops.

These factors have limited the penetration of the addressable commercial rooftop market by manufacturers of conventional panels, as photovoltaic system owners have struggled to minimize LCOE and preserve the integrity of building rooftops, while system integrators have struggled to minimize the cost and time to install systems.

Our Solution

We believe that our photovoltaic systems address many of the challenges facing system owners and system integrators that have limited the penetration of the commercial rooftop market in the past. Specifically, our solution is designed to reduce LCOE and preserve the integrity of building rooftops, while reducing the cost and time to install systems. Key benefits of our photovoltaic systems include:

•

Low levelized cost of electricity.    We believe that our photovoltaic systems will allow system owners to achieve the lowest LCOE by delivering low installed costs, increased energy output and low lifetime costs for typical commercial rooftop installations. Our unique product design helps our system owners minimize installed cost per watt by offering significant savings on balance of system costs, including labor. Our photovoltaic systems are also designed to generate significantly more solar electricity per rooftop than conventional panel photovoltaic systems, as our system design enables greater rooftop coverage and the highest energy production per rooftop over the system lifetime for typical installations. This increased electricity production per rooftop also has the benefit of spreading fixed costs for certain operational and maintenance expenses over a larger system, resulting in a lower lifetime operations and maintenance cost per kilowatt hour. Our design provides benefits relating to lifetime roof replacement and repair costs, where the speed with which our systems can be removed and then reinstalled reduces the amount of electricity that is lost due to downtime.

•

Minimal impact to building rooftop.    Our photovoltaic systems minimize rooftop impact by avoiding rooftop penetrations associated with conventional panel photovoltaic systems. Our photovoltaic systems also weigh less than conventional panel photovoltaic systems, enabling the installation of our photovoltaic systems on rooftops that would not otherwise support the weight of a conventional panel photovoltaic system.

•

Significant installation benefits.    Our photovoltaic systems can be installed more quickly and more cost-effectively than conventional panel photovoltaic systems. Due to the relative ease of installation of our systems, we believe that system integrators, roofing materials manufacturers and the subcontractors that they employ to install our photovoltaic systems will be able to significantly increase the productivity of their workforces, enabling them to perform more installations in a given year with fewer labor expenditures. Further, because our rooftop coverage benefits enable greater power generation per rooftop, we believe that system integrators and roofing materials manufacturers generally can generate more revenue per project by installing our systems.

Our Strategy

Our goal is to deliver by 2012 photovoltaic systems for commercial rooftops that are competitive with the retail price of electricity in key markets on a non-subsidized basis. We believe that the achievement of this goal in any given market will result in substantial additional demand for our photovoltaic systems in that market. We intend to continue to pursue the following strategies to achieve this goal:

•

Expand production capacity.    In order to meet expected demand for our systems, we intend to significantly expand our production capacity through the expansion of capacity at Fab 1 and the addition of Fab 2, as well as through manufacturing process improvements and product enhancements.

•

Reduce per-watt manufacturing costs.    We intend to continue to reduce our per-watt manufacturing costs by expanding capacity and increasing the throughput of our production lines, improving yields and raising nameplate panel power ratings.

•

Target key customers.    We currently allocate the sale of the majority of our photovoltaic systems to a select number of value-added resellers with broad geographic reach and the capacity to purchase large volumes of our systems. In addition, we plan to continue to strategically target the sale of our photovoltaic systems to value-added resellers for which we believe we offer the most differentiated value proposition.

•

Expand roofing materials manufacturer sales channel.    We plan to develop additional strategic relationships with leading global manufacturers of reflective roofing materials, thereby expanding an important sales channel for our photovoltaic systems. Our systems are easy for roofers to install and, when installed together with a new, reflective “cool” roof, can provide a unique combination of building energy efficiency and solar electricity production.

•

Support customer project financing.    We intend to support customer project financing by strategically aligning our products with key government programs that provide financial incentives, export credit and project finance.

•

Continue to explore new markets where we can leverage our innovative product offering.    We plan to continue to explore new geographies and product applications where we believe our product offers a compelling value proposition. For example, we are exploring the integration of our products into the top of sheltered horticulture structures, such as greenhouses used in large-scale commercial agriculture.

Corporate Information

Our company was incorporated in Delaware in May 2005 as Gronet Technologies, Inc. In January 2006, our company was renamed Solyndra, Inc. Our principal executive offices are located at 47700 Kato Road, Fremont, California 94538, and our telephone number is 510-440-2400. Our website address is www.solyndra.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus.

Except where the context requires otherwise, we use the terms the “Company,” “Solyndra,” “we,” “us” and “our” in this prospectus to refer to Solyndra, Inc., a Delaware corporation, and, where appropriate, its subsidiaries.

THE OFFERING

Common stock offered by us	shares (or shares if the underwriters exercise their over-allotment option in full).

Common stock to be outstanding after this offering	shares (or shares if the underwriters exercise their over-allotment option in full).

Use of proceeds	We estimate that our net proceeds from the sale of the common stock that we are offering will be approximately $ million, assuming an initial public offering price of $ per share, which is the midpoint of the range listed on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds to us from this offering to fund costs of Phase II of Fab 2 and any remaining balance for general corporate purposes, including working capital, repayment of amounts, if any, drawn under our revolving loan facility with Argonaut Ventures I, L.L.C., or Argonaut, and additional capital expenditures. We may also use a portion of our net proceeds to fund acquisitions of complementary businesses, products or technologies. See the “Use of Proceeds” section of this prospectus for more information.

Proposed symbol	“SOLY”

Risk factors	See the “Risk Factors” section beginning on page 11 of this prospectus for a discussion of factors that you should carefully consider before deciding to invest in our common stock.

Argonaut, which together with its affiliates beneficially owns approximately 35.7% of our outstanding common stock on an as-converted basis, has the right to purchase from us up to 15% of the aggregate number of shares offered in this offering at the initial price to the public, but is under no obligation to purchase any shares. Any shares purchased by Argonaut will be purchased directly from us and will not be a part of the underwritten offering. Steven R. Mitchell, a member of our board of directors, is a managing director of the manager of Argonaut.

The number of shares of common stock that will be outstanding after this offering is based on 241,333,149 number of shares outstanding at October 3, 2009, and excludes:

•	25,316,966 shares of common stock issuable upon the exercise of options outstanding at October 3, 2009, at a weighted-average exercise price of $1.66 per share;

•	26,638,290 shares of common stock issuable upon the exercise of warrants outstanding at October 3, 2009, at a weighted-average exercise price of $5.99 per share; and

•	6,196,679 shares of our common stock reserved for future issuance under our 2005 Amended and Restated Equity Incentive Plan.

Unless otherwise indicated, all information in this prospectus assumes:

•	an initial public offering price of $ per share, which is the midpoint of the range listed on the cover page of this prospectus;

•

the conversion of all outstanding shares of preferred stock into an aggregate of 226,527,933 shares of common stock and the related conversion of all outstanding preferred stock warrants to common stock warrants upon the closing of this offering;

•	no exercise by the underwriters of their right to purchase up to shares of common stock from us to cover over-allotments; and

•	the filing of our amended and restated certificate of incorporation upon the closing of this offering.

SUMMARY HISTORICAL FINANCIAL AND OPERATING DATA

The following table presents a summary of our historical financial and operating data for the periods and at the dates indicated. The consolidated statements of operations data for the fiscal years ended December 30, 2006, December 29, 2007 and January 3, 2009 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the nine months ended September 27, 2008 and October 3, 2009 and the consolidated balance sheet data as of October 3, 2009 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited consolidated financial data on the same basis as the audited consolidated financial statements and, in our opinion, included all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth therein. We use the other operating data presented to help us evaluate growth trends, establish budgets, ensure the effectiveness of our sales and marketing efforts and assess operational efficiencies. Our historical financial and operating results for any prior period are not necessarily indicative of results to be expected in any future period, and our results for any interim period are not necessarily indicative of results for a full fiscal year.

The information presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited consolidated financial statements and related notes, each included elsewhere in this prospectus.

	Fiscal Years Ended			Nine Months Ended
	December 30, 2006	December 29, 2007	January 3, 2009	September 27, 2008	October 3, 2009
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue	$–	$–	$6,005	$1,501	$58,814
Cost of revenue(1)	–	–	44,435	21,395	108,321

Gross profit/(loss)	–	–	(38,430)	(19,894)	(49,507)
Research and development(1)	19,927	85,859	125,499	93,425	61,632
Sales and marketing(1)	574	2,677	4,838	3,276	5,905
General and administrative(1)	5,829	23,279	21,221	16,805	10,633
Asset impairment charges	–	–	31,610	31,610	–

Loss from operations	(26,330)	(111,815)	(221,598)	(165,010)	(127,677)
Interest expense	(494)	(6,906)	(12,444)	(10,770)	(807)
Interest income	1,184	2,829	1,870	1,742	131
Other income/(expense), net	(1,532)	1,764	107	(5,810)	8,592

Net loss	$(27,172)	$(114,128)	$(232,065)	$(179,848)	$(119,761)

Deemed dividend on preferred stock	–	–	(10,452)	–	–

Net loss attributable to common stockholders	$(27,172)	$(114,128)	$(242,517)	$(179,848)	$(119,761)

Net loss per share (basic and diluted)(2)	$(6.69)	$(16.55)	$(23.85)	$(18.33)	$(9.48)

Weighted-average common shares (basic and diluted)(2)	4,063	6,898	10,167	9,810	12,629

Pro forma loss per share (basic and diluted)(2)			$(2.64)		$(0.70)

Weighted-average common shares used in pro forma calculations (basic and diluted)(2)			91,986		174,179

	As of October 3, 2009
	Actual	Pro Forma(3)	Pro Forma As Adjusted(4)
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$45,307	$45,367	$
Restricted cash(5)	165,400	165,400
Working capital	8,085	8,145
Property, plant and equipment, net	303,502	303,502
Total assets	589,519	589,579
Total long-term debt	21,380	21,380
Redeemable convertible preferred stock	961,315	—
Total stockholders’ equity (deficit)	(482,650)	479,466

	Fiscal Year Ended	Nine Months Ended
	January 3, 2009	September 27, 2008	October 3, 2009
Other Operating Data:
Megawatts produced(6)	1.8	0.6	17.9
Megawatts sold(7)	1.6	0.4	17.2
Annualized production run rate (in megawatts)(8)	7.8	4.1	40.2
Average nameplate panel power rating (in watts)(9)	164	160	178

(1)	Includes stock-based compensation as follows:

	Fiscal Years Ended			Nine Months Ended
	December 30, 2006	December 29, 2007	January 3, 2009	September 27, 2008	October 3, 2009
	(in thousands)
Cost of revenue	$–	$–	$564	$212	$1,266
Research and development	26	118	1,744	992	2,485
Sales and marketing	2	7	131	54	305
General and administrative	84	100	1,136	808	1,402

Total	$112	$225	$3,575	$2,066	$5,458

(2)	See Note 17 to the Notes to Consolidated Financial Statements for an explanation of the method used to calculate basic and diluted net shares used to calculate net loss per share and pro forma loss per share.

(3)	Reflects (i) the conversion of all outstanding shares of preferred stock into 226,527,933 shares of common stock and the related conversion of all outstanding preferred stock warrants to common stock warrants upon the closing of this offering; and (ii) the repayment of a note by a stockholder.

(4)

Reflects the pro forma adjustments described in (3) above and the sale of              shares of our common stock by us in this offering at an assumed initial public offering price of $             per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us in connection with the offering. A $1.00 increase or decrease in the assumed initial public offering price of $             per share of common stock would increase or decrease cash, cash equivalents and short-term investments by $             million, working capital by $             million, total assets by $             million and total stockholders’ equity (deficit) by $             million, assuming the number of

shares offered by us, as shown on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us in connection with the offering. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual public offering price and other terms of this offering determined at pricing.

(5)	As of October 3, 2009, restricted cash consists of certificates of deposit held by a bank as collateral for outstanding letters of credit. Restricted cash also included $160.0 million of cash deposited in a bank account in connection with the DOE guaranteed loan facility. Pursuant to the terms of our DOE guaranteed loan facility, use of cash held in this account is limited to funding the costs of Phase I of Fab 2.

(6)	Megawatts produced equals the aggregate nameplate panel power ratings of panels we produced during the period presented. Nameplate panel power rating is expressed in watts per panel and represents the watt-peak capacity of photovoltaic panels measured under standard test conditions for our panels.

(7)	Megawatts sold equals the aggregate nameplate panel power ratings of panels we sold during the period presented.

(8)	Annualized production run rate is expressed in megawatts and equals the aggregate nameplate panel power ratings of the panels we produced in our most recent fiscal month within the period presented, multiplied by 12.

(9)	Average nameplate panel power rating is expressed in watts and equals the megawatts produced during the period presented divided by the number of panels produced during that period.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following information, together with the other information in this prospectus, before deciding whether to buy shares of our common stock. If any of the following risks occur, our business, financial condition and results of operations could be materially and adversely affected, the trading price of our common stock could decline and you may lose all or a part of your investment.

Risks Related to Our Business

Our future success depends on our ability to increase our production capacity by completing expansion of our first manufacturing facility, developing additional manufacturing facilities, including our second manufacturing facility, and increasing our production throughput and yield.

Our future success depends on our ability to significantly increase our production capacity through facility expansion and increased production throughput and yield in a cost-effective and efficient manner, mainly through the expansion of our first manufacturing facility, which we refer to as Fab 1, and through construction of additional manufacturing facilities, including our second manufacturing facility, which we refer to as Fab 2. Our ability to complete the expansion of Fab 1 and the planning, construction and equipping of both phases of Fab 2 and additional manufacturing facilities in the future are subject to significant risk and uncertainty, including:

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the build-out of the first phase of Fab 2, which we refer to as Phase I, is being financed by a U.S. Department of Energy, or the DOE, guaranteed loan facility, which requires us to remain in compliance with numerous financial and operational covenants in order to draw funds under this loan facility, compliance with some of which are beyond our control;

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the build-out of any manufacturing facilities will be subject to the risks inherent in the development and construction of new facilities, including risks of delays and cost overruns as a result of a number of factors, many of which may be out of our control, such as delays in government approvals, burdensome permit conditions and delays in the delivery of manufacturing equipment and subsystems that we manufacture or obtain from suppliers;

•	we may be unable to achieve the production throughput and yields necessary to achieve our target annualized production run rate at our current and future manufacturing facilities;

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the additional capital needed in order to finance the costs of constructing and equipping the second phase of Fab 2, which we refer to as Phase II, and any additional facilities, including the $469 million DOE loan guarantee for which we have applied, may not be available on reasonable terms, or at all;

•	our custom-built equipment may take longer and cost more to engineer and build than expected and may never operate as required to meet our production plans;

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we may be required to depend on third-party relationships in the development and operation of additional production capacity, which may subject us to risks that such third parties do not fulfill their obligations to us under our arrangements with them; and

•	we may fail to execute our expansion plans effectively.

If we are unable to successfully complete expansion of Fab 1 and develop, construct and successfully operate Fab 2 and any additional manufacturing facilities in the future, we may be unable to scale our business to the extent necessary to improve our results of operations and achieve profitability. Moreover, even if we are successful in continuing to expand our production capacity as planned, we may not be able to generate customer demand for our photovoltaic systems at the increased production levels and may not be able to generate sufficient revenue to achieve or maintain profitability. As we build additional manufacturing facilities, our fixed costs will increase. If the demand for our systems or our production output decreases, we may not be able to spread a significant amount of our fixed costs over the production volume, thereby increasing our per unit fixed cost, which would have a negative impact on our financial condition and results of operations.

Our business is based on a new technology, and if our photovoltaic systems or manufacturing processes fail to achieve the performance and cost metrics that we expect, we may be unable to develop demand for our systems and generate sufficient revenue to support our operations.

Our use of copper indium gallium diselenide, or CIGS, thin film technology on a cylindrical module is a new technology in commercial scale production. As a result of our use of this new technology, we may experience significant challenges as we seek to expand our production capacity and output and scale our operations to support large-scale commercial manufacturing of photovoltaic systems. The manufacture of our solar modules is a highly complex process and minor deviations in the manufacturing process can cause substantial decreases in yield or throughput and, in some cases, cause production to be suspended or yield no output. Our business plan and long-term growth strategy assume that we will be able to achieve certain milestones and metrics in terms of throughput, uniformity of cell efficiencies, yield, encapsulation, packaging, cost and other production parameters in order to achieve our targeted production capacity. For example, our ability to expand from our current annualized production run rate at Fab 1, which was 45 MW during our fiscal month ended December 5, 2009, to our estimated 110 MW annualized production run rate by the fourth fiscal quarter of 2010, depends on our ability to achieve certain minimum product development objectives and planned manufacturing process improvements. We cannot assure you that we will achieve these product development objectives, process improvements or other milestones or metrics or that our technology will prove to be commercially viable. If we are unable to achieve our targets on time and within our planned budget, then we may not be able to generate adequate demand for our systems, and our business, financial condition and results of operations could be harmed. Even if we are able to achieve our target metrics as we expand the production capacity at Fab 1, we may be unable to replicate these metrics in Fab 2 or in other facilities in the future. If we are unable to replicate our production facilities and achieve and sustain improved operating metrics as we expand our production facilities, our production capacity could be substantially constrained, our manufacturing costs per watt could increase, and we could lose customers, any of which could harm our business, financial condition and results of operations.

Further, we may experience operational problems with our technology after its commercial introduction that could adversely impact our revenue or delay or prevent us from becoming profitable. We only commenced field testing of our first solar modules in August 2006 and, to date, Fab 1 has produced less than 30 MW of output. As a result, our thin film technology and photovoltaic systems do not have a sufficient operating history to confirm how they will perform over their estimated 25-year useful life. For example, although the hermetic seal that we use on our solar modules has been subjected to extensive testing by us, if it does not perform as expected, the CIGS thin film material used in our solar modules could be subject to moisture degradation, which would decrease the reliability and performance of our solar panels. In addition, under real-world operating conditions, a typical photovoltaic system operates outside of standard test conditions for much of the time, and the conversion efficiencies of solar panels generally decrease when operating outside standard test conditions. Real-world conditions that can affect lifetime electricity output include the location and design of a photovoltaic system, insolation, soiling and weather conditions such as temperature and snow. If our thin film technology and photovoltaic systems perform below expectations or have unexpected reliability problems, we may be unable to gain or retain customers and could face substantial penalties and warranty expense.

We have incurred significant net losses since our inception and our ability to achieve or sustain a positive gross margin and profitability depends on our ability to significantly increase our production capacity and reduce our manufacturing cost per watt faster than our average selling prices decrease.

We have incurred significant net losses since our inception, including a net loss of $27.2 million in 2006, $114.1 million in 2007, $232.1 million in 2008 and $119.8 million in the first nine months of fiscal 2009, and we had an accumulated deficit of $505.0 million at October 3, 2009. We expect to continue to incur significant operating and net losses and negative cash flow from operations for the foreseeable future. Moreover, we expect that average selling prices of our photovoltaic systems will continue to decline until we offer our products at a price per watt that is comparable to conventional energy sources and alternative distributed generation technologies. The success of our business depends on our ability to significantly increase our production capacity, including the build-out of Phase I of Fab 2, and significantly reduce our manufacturing cost per watt. If we fail to achieve these objectives and reduce our manufacturing cost per watt faster than our average selling prices decrease, our business will be materially adversely impacted.

We will need to raise significant additional capital in order to continue to grow our business and fund our operations.

We will need to raise significant additional capital to fund our planned expansion of our manufacturing facilities and to grow our business. We do not know what forms of financing, if any, will be available to us for this planned expansion. If financing is not available on acceptable terms, if and when needed, our ability to fund our operations, further develop and expand our manufacturing operations and sales and marketing functions, develop and enhance our products, respond to unanticipated events, or otherwise respond to competitive pressures would be significantly limited. In any such event, our business, financial condition and results of operations could be harmed, and we may be unable to continue our operations.

In particular, a key component of our expansion plan is the construction and build-out of Fab 2. We estimate that the cost, which is comprised of the total capital required for the land, buildings, improvements, manufacturing equipment and certain sales, marketing and other start-up costs, for Phase I and Phase II of Fab 2 will total approximately $1.38 billion. Although we have already secured funding for Phase I with a DOE guaranteed loan facility and a prior round of equity financing, we still need financing for Phase II. We estimate the cost of Phase II will be approximately $642 million. On September 11, 2009, we applied for a second loan guarantee from the DOE, in the amount of approximately $469 million, to partially fund Phase II. If our application is approved, we intend to fund Phase II with the proceeds from the loan and this offering. Although the DOE determined on November 4, 2009 that our initial application was complete, and we submitted the second part of the application on November 17, 2009, there is no guarantee that the DOE will approve our application in the full amount requested or at all.

Even if the DOE determines to offer a loan guarantee for Phase II, we will have to negotiate the terms and conditions of the loan guarantee with the DOE and the underlying loan with the Federal Financing Bank. Accordingly, we cannot assure you of the timing for closing the planned financing for Phase II, and such financing may not be available at the time we would like to commence construction. Any delays in the approval of our application or the negotiation of the guarantee and underlying loan could have a material adverse impact on our ability to complete Phase II in a timely manner and would increase the ultimate construction costs for Phase II.

If we do not receive a guaranteed loan under this program of approximately $469 million, we intend to fund any financing shortfall with some combination of the proceeds of this offering, cash flow from operations, debt financing and additional equity financing. These funding sources, however, may not be available in sufficient amounts at the time needed, or on favorable terms to us, for the construction of Phase II. If we are not able to complete Fab 2 as planned, we may not be able to grow our business, realize the benefits of economies of scale or satisfy our customer requirements. If we are required to raise additional capital through future equity issuances, our existing equity holders could experience substantial dilution. If we are required to raise additional debt financing, we may be subject to restrictive covenants that may limit our ability to conduct our business.

Our photovoltaic systems may not achieve broader market acceptance, which would prevent us from increasing our revenue and market share.

The initial price of our solar panels is significantly higher than the initial price of solar panels with the same nameplate panel power rating offered by the majority of our competitors. As a result, certain system owners who focus more on the up-front price of solar panels than on achieving the lowest levelized cost of electricity per kilowatt hour, or LCOE, which is the ratio of a system’s total life cycle cost to its total lifetime energy output, may choose the product offerings of those competitors that have a lower initial panel purchase price. If we fail to effectively demonstrate to system owners the LCOE value proposition of our systems, we may fail to achieve broader market acceptance of our systems, which would have an adverse impact on our ability to increase our revenue, gain market share and achieve and sustain profitability.

Our ability to achieve broader market acceptance for our photovoltaic systems will be impacted by a number of other factors, including:

•	whether system owners will adopt our CIGS thin film technology in a cylindrical module, which is a new technology with a limited history with respect to reliability and performance;

•	whether system owners will be willing to purchase photovoltaic systems with an expected 25-year lifespan from us given our limited operating history;

•	the ability of prospective system owners to obtain long-term financing for our photovoltaic systems on acceptable terms or at all;

•	our ability to produce photovoltaic systems that compete favorably against other photovoltaic systems on the basis of price, quality and performance;

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our ability to produce photovoltaic systems that compete favorably against conventional energy sources and alternative distributed generation technologies, such as wind and biomass, on the basis of price, quality and performance; and

•	our ability to develop and maintain successful relationships with our customers and suppliers.

Our financial condition and results of operations are likely to fluctuate in future periods.

Our financial condition and results of operations have fluctuated significantly in the past and may continue to fluctuate from quarter to quarter in the future due to a variety of factors, many of which are beyond our control, including:

•	fluctuations in currency exchange rates relative to the U.S. dollar, given that a majority of our revenue is currently denominated in Euro;

•	the timing of shipments, which may depend on many factors such as availability of inventory and logistics or product quality or performance issues;

•	the ability of our customers to pay the purchase price for our systems in a timely fashion;

•	delays or cancellations of photovoltaic installations, including as a result of our customers’ inability to obtain financing;

•	fluctuations in our research and development expense, including periodic increases associated with the pre-production qualification of additional tools as we expand our production capacity;

•	delays or greater than anticipated expenses associated with the construction of Fab 2;

•	weaker than anticipated demand for our photovoltaic systems due to changes in government subsidies and policies supporting renewable energy or other factors;

•	seasonal trends and construction cycles of photovoltaic systems;

•	unanticipated expenses associated with changes in governmental regulations and environmental, health and safety requirements; and

•	general market conditions.

Fluctuations in our operating results from period to period could cause our stock price to decline, give rise to short-term liquidity issues and may impact our ability to achieve and maintain profitability or cause other unanticipated issues.

Our limited operating history makes it difficult to evaluate our current business and future prospects.

We have only been in existence since 2005, and much of our growth has occurred in recent periods. Fab 1 has only been producing commercial quantities of our photovoltaic systems since July 2008 and we only recently began construction of Phase I of Fab 2. Our limited operating history makes it difficult to evaluate our current business and our future prospects. We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing industries, including increased expenses as we continue to grow our business. If we do not manage these risks and overcome these difficulties successfully, our business will suffer.

Our efforts to achieve broader market acceptance for our photovoltaic systems and to expand beyond our existing markets may never succeed, which would adversely impact our ability to generate additional revenue or become profitable. Therefore, our recent growth trajectory may not provide an accurate representation of the market dynamics we may be exposed to in the future, making it difficult to evaluate our future prospects.

Our substantial indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations.

As of October 3, 2009, our total indebtedness was approximately $21.4 million and we anticipate incurring a total of $535 million under the DOE guaranteed loan facility by the time we have completed Phase I of Fab 2. We currently estimate that the construction of Phase II of Fab 2 will cost approximately $642 million, and we anticipate that we will incur a significant amount of additional indebtedness to finance a portion of Phase II. If we undertake additional expansion beyond Fab 2, we anticipate that we may incur significant additional indebtedness. Our substantial indebtedness could have important consequences, including:

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requiring us to generate a significant amount of cash flow from operations to service the payment of principal and interest on our indebtedness, thereby reducing our ability to use our cash flow to fund our operations, capital expenditures and future business opportunities;

•	limiting our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes;

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increasing our vulnerability to general economic and industry conditions that may adversely affect our ability to repay any indebtedness and comply with applicable covenants, including financial covenants contained in our DOE guaranteed loan facility; and

•	limiting our ability to adjust to changing market conditions and placing us at a competitive disadvantage compared to our competitors who have greater capital resources.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. Failure to pay our indebtedness on time would constitute an event of default under the agreements governing our indebtedness, which would allow our lenders to accelerate the obligations and seek other remedies against us.

We will need to meet certain funding conditions in order to draw funds under our $535 million DOE guaranteed loan facility and we are also subject to a number of affirmative, negative and financial covenants under this facility.

The financing agreements with the Federal Financing Bank and the DOE governing our $535 million loan facility require us to meet certain funding conditions related to the development and construction of Phase I and specific performance milestones related to Fab 1. Our failure to meet any of these conditions to funding could result in our inability to access funds under this loan facility.

In addition, our DOE guaranteed loan facility contains various affirmative, negative and financial covenants. The failure to comply with any of these covenants, or the occurrence of a change of control of us, would result in a default under this loan facility. If a default occurs, all of the outstanding obligations under this loan facility could become immediately due and payable and could result in a default and acceleration of any other outstanding debt. The existence of such a default could also preclude us from borrowing any remaining unfunded portion of the DOE guaranteed loan facility, and the DOE could exercise its remedies under the financing agreements governing the loan facility, including foreclosing on the assets of Phase I and requiring us to contribute the full amount of our $198 million equity contribution to the extent that such equity contribution has not yet been applied to the cost of developing and constructing Phase I. A default under this loan facility, which could result from events beyond our control, if not cured or waived, would have a material adverse effect on us.

There are significant risks associated with the planning, construction and completion of Fab 2, which may cause budget overruns or delays in the completion of the project.

The scheduled completion dates for Fab 2 and the budgeted costs necessary to complete construction assume that there are no material unforeseen or unexpected difficulties or delays. Construction, equipment or staffing problems or difficulties in obtaining financing or any of the requisite licenses, permits or authorizations from regulatory authorities could delay the construction or commencement of operations or otherwise affect the design and features of Fab 2. Such delays or other unexpected difficulties could involve additional costs and result in a delay in the scheduled expansion of Fab 2. Failure to complete Fab 2 within budget or on schedule may harm our financial condition and results of operations.

If we have any cost overruns in connection with the development and construction of Phase I and we do not generate positive future cash flow sufficient to fund those cost overruns, we may need to raise additional capital in order to meet our obligations.

Phase I has an estimated cost of $733 million, including a contingency reserve of approximately $65 million, which we intend to fund with the proceeds of our $535 million DOE guaranteed loan facility and with $198 million of the proceeds of a previously completed private placement of our preferred stock. To the extent that the development and cost of construction of Phase I exceeds $733 million, we will be obligated to fund any such excess costs until the requirements of project completion have been satisfied. In addition, we have an obligation starting in our fourth fiscal quarter of 2010 to establish an additional $30 million reserve for cost overruns. As a result, if we do not have sufficient funds or cash flow to fund this $30 million reserve or any other excess costs, we will be required to raise additional capital to meet our obligations and to complete the construction of Phase I. Any such financing may not be available on acceptable terms, or at all, if and when needed.

If potential purchasers of our photovoltaic systems are unable to secure financing on acceptable terms, we could experience a reduction in the demand for our photovoltaic systems.

Many purchasers of photovoltaic systems depend on debt financing to purchase a system. The limited use of CIGS thin film technologies at commercial scale, coupled with our limited operating history, could result in lenders refusing to provide the financing necessary to purchase our photovoltaic systems on favorable terms, or at all. Moreover, even if lenders are willing to finance the purchase of our photovoltaic systems, an increase in interest rates could make it difficult for owners to secure the financing necessary to purchase a photovoltaic system on favorable terms, or at all. In addition, we believe that a significant percentage of owners purchase photovoltaic systems as an investment, funding the initial capital expenditure through a combination of equity and debt. Difficulties in obtaining financing for our photovoltaic systems on favorable terms, or increases in interest rates, could lower an investor’s return on investment in our photovoltaic system, or make alternative photovoltaic systems or other investments more attractive relative to our photovoltaic systems. Any of these events could result in reduced demand for our systems, which could have a material adverse effect on our financial condition and results of operations.

A drop in the retail price of electricity derived from the utility grid or from alternative energy sources, or our inability to deliver photovoltaic systems that compete with the price of retail electricity on a non-subsidized basis, may harm our business, financial condition and results of operations.

We believe that a customer’s decision to purchase our photovoltaic systems is to a significant degree driven by the relative cost of electricity generated by our systems compared to the applicable retail price of electricity from the utility grid and the cost of other renewable energy sources, including photovoltaic electricity delivered by our competitors. Decreases in the retail prices of electricity from the utility grid or from other renewable energy sources would make it more difficult for our photovoltaic systems to be competitive and could harm our business, financial condition and results of operations. The approval of the construction of a significant number of power generation plants, including nuclear, coal, natural gas or power plants utilizing other renewable energy technologies, and the approval of the construction of additional electric transmission and distribution lines, could reduce the price of electricity, thereby making the purchase of our systems less economically attractive. The ability of energy conservation technologies and public initiatives to reduce electricity consumption could also lead to a reduction in the price of electricity, which would also undermine the attractiveness of photovoltaic systems. Moreover, technological developments by our competitors in the solar power industry could allow them to offer customers electricity at costs lower than those that can be achieved from our photovoltaic systems, which could result in reduced demand for our systems.

In addition, we may be unable to deliver photovoltaic systems for the commercial rooftop market that produce electricity at rates that are competitive with the price of retail electricity on a non-subsidized basis. If this were to occur, we will remain at a competitive disadvantage with other electricity providers and may be unable to attract new customers or retain existing customers, which could harm our business, financial condition and results of operations.

The reduction or elimination of government subsidies and economic incentives for on-grid solar electricity applications could reduce demand for photovoltaic systems and harm our business.

The market for on-grid applications, where solar power is used to supplement a customer’s electricity purchased from the utility network or sold to a utility under tariff, depends in large part on the availability and size of government and economic incentives that vary by geographic market. Because our sales are into the on-grid market, the reduction, elimination or expiration of government subsidies and economic incentives for on-grid solar electricity may result in the diminished competitiveness of solar electricity relative to conventional and non-solar renewable sources of electricity, and could harm the growth of the solar electricity industry and our business.

Today, the cost of solar power exceeds retail electricity rates. As a result, federal, state and local government bodies in many countries, most notably Canada, France, Germany, Greece, Italy, Japan, Portugal, South Korea, Spain and the United States, have provided incentives in the form of feed-in tariffs, rebates, tax credits and other incentives to end users, distributors, system integrators and manufacturers of photovoltaic systems to promote the use of solar electricity in on-grid applications and to reduce dependency on other forms of energy. Many of these government incentives expire, phase out over time, terminate upon the exhaustion of the allocated funding or require renewal by the applicable authority. Reductions in, or eliminations or expirations of, governmental incentives could result in decreased demand for and lower revenue from our photovoltaic systems.

For example, Germany has been a strong supporter of photovoltaic products and systems. However, the German Renewable Energy Law, or the EEG, was modified as of January 1, 2009 by the German government and feed-in tariffs were significantly reduced compared with the former legislation. German subsidies decline at a rate of between 8.0% and 10.0%, based on the type of photovoltaic system, instead of between 5.0% and 6.5% per year prior to the effective date of the amendment to the EEG. The rate of decrease is subject to change based upon the overall market growth. The next review of German feed-in tariffs is scheduled for 2012. However, an earlier adjustment is possible following the recent election of a new government. If the German government reduces or eliminates the subsidies under the EEG, demand for photovoltaic products could significantly decline in Germany.

The U.S. government has adopted various incentives, including a 30% federal investment tax credit available to businesses in the United States for the installation of photovoltaic systems. In October 2008, the U.S. Congress extended the 30% federal investment tax credit for both residential and commercial solar installations for eight years, through December 31, 2016. In early 2009, legislation was enacted that creates a new program, through the Department of the Treasury, which provides grants equal to 30% of the cost of solar installations that are placed in service during 2009 and 2010 or that begin construction prior to January 1, 2011 and are placed in service by January 1, 2017. This grant is available in lieu of receiving the 30% federal investment tax credit and, unlike the 30% federal investment tax credit, can be currently utilized even if the recipient does not have federal income tax liability. Although the current legislative and regulatory environment in the United States provides significant incentives for the adoption of solar photovoltaic electricity, changes in these laws or regulations could have a significant adverse impact on the solar photovoltaic industry and our business.

Currently, an advantageous regulatory policy in certain states allows customers to interconnect their photovoltaic systems to the utility grid and offset their electricity purchases with excess solar electricity generation, which is known as net metering. In the absence of net metering regulation, utilities may purchase excess solar electricity at a reduced rate or not at all, thereby diminishing photovoltaic system economics for the system owner. Our ability to sell photovoltaic systems may be adversely impacted by the failure to expand net metering regulations in states which have implemented it, the failure to adopt net metering where it is not currently in place, or any limitation in the number of customer interconnections that utilities are required to allow. Net metering and other operational policies in California or other markets could also limit the amount of photovoltaic systems installed there.

Belgium has several incentive schemes that vary by region, scope and subsidy mechanisms. For example, the Flanders region of Belgium utilizes green certificate remunerations, which in 2009 allowed photovoltaic system owners rebates of 450 Euros/MWh per year for 20 years, with no size limit on projects. These green certificates also allow the photovoltaic system owner to consume or sell the electricity generated by the photovoltaic system. In 2010, the payment terms for these green certificates will drop to 350 Euros/MWh, and will drop by an additional 20 Euros every year going forward. As these green certificate subsidies and other similar subsidies decline in Belgium, demand could decline and revenue from this region could decline.

In Ontario, Canada, a new feed-in-tariff program was introduced in September 2009 and replaced the Renewable Energy Standard Offer Program as the primary subsidy program for future renewable energy projects. In order to participate in the Ontario feed-in-tariff program, certain provisions relating to minimum required domestic content and land use restrictions for solar installations must be satisfied. As these rules are currently written, we satisfy the initial domestic content requirements but may be unable to fully satisfy such rules (in particular domestic content requirement rules that are currently scheduled to take effect at the end of 2010) and thus qualify for the Ontario feed-in-tariff. In the event the Ontario domestic content rules are not sufficiently modified, our ability to participate in the Ontario feed-in-tariff program for future projects will be substantially reduced and possibly eliminated, and thus our ability to pursue an expansion strategy in Ontario, Canada would be adversely affected.

Most of our manufacturing equipment is customized, and either we manufacture the equipment ourselves or provide our designs to third-party equipment manufacturers. If we are unable to manufacture our equipment for the costs we have budgeted or if our manufacturing equipment fails, we could experience cost overruns, delays in our expansion plans or disruptions in production and may be unable to satisfy customer demand.

Most of our manufacturing equipment is customized for our production facilities based on designs or specifications that we use either to manufacture the equipment ourselves or provide to third-party equipment manufacturers. As we scale our equipment manufacturing operations, we may be unable to build the equipment for the costs that we have budgeted, which could result in incremental costs. In addition, the equipment that we have built so far and that we intend to continue building has a limited operating history and could fail to perform to specifications or have a shorter than expected operating life. In such cases, we may be forced to redesign, repair or replace this equipment earlier than anticipated which would result in incremental and unexpected equipment costs that could be substantial. If any piece of equipment fails or is damaged, production throughout a facility could be interrupted, and we could be unable to produce enough photovoltaic systems to satisfy customer demand, which in turn could lead to loss of market share and damage to our reputation and customer relationships.

Our sales are based on purchase orders with our customers, both under the terms of framework agreements and on a standalone basis. If customers choose not to place purchase orders for our photovoltaic systems, it would reduce our net sales, which could lead to excess inventory and unabsorbed overhead costs. In addition, we may be forced to lower our prices to generate sales, which would negatively affect our operating results.

Sales to our customers are made on a purchase order basis, both under the terms of framework agreements and on a standalone basis. Our existing framework agreements set forth volume and price expectations over a number of years, but they generally do not result in a firm purchase commitment until a purchase order is issued. The timing of placing these orders and the amounts of these orders are often at our customers’ discretion and our ability to convert the preliminary volume expectations contained in our framework agreements into revenue will depend on a number of factors, including the financial condition of our customers and the availability of capital to finance solar projects as well as government subsidy programs for our photovoltaic systems. If our customers cancel, reduce, postpone or fail to make anticipated orders, it would result in the delay or loss of expected sales without allowing us sufficient time to reduce, or delay the incurrence of, our corresponding inventory and operating expenses. Moreover, to reduce our excess inventory, we may be forced to lower the selling prices of our photovoltaic systems, which would result in lower revenue and have an adverse impact on our operating results.

Problems with product delivery delays or performance could subject us to substantial penalties under our customer agreements, which could harm our business and results of operations.

Our customers may require protections in the form of price reductions, rescheduling of deliveries and similar arrangements that allow them to require us to deliver additional solar panels or reimburse them for losses they suffer as a result of our late delivery or failure to meet agreed upon performance specifications. Delays in delivery of our photovoltaic systems, unexpected performance problems in electricity generation or other events could cause us to fail to meet these contractual commitments, resulting in unanticipated revenue and earnings losses and financial penalties. Failure to meet these commitments could be caused by delays in obtaining necessary materials used in our production process, defects in material or workmanship or unexpected problems in our manufacturing process. The occurrence of any of these events could harm our business and results of operations.

Problems with product quality or product performance may cause us to incur warranty expenses and may damage our market reputation and cause our revenue to decline.

Consistent with standard practice in the solar industry, the duration of our photovoltaic system warranties is lengthy. We provide a limited warranty for defects in materials and workmanship of our panels under normal use and service conditions for five years following the installation of our photovoltaic systems. We also warrant to the owner of our photovoltaic systems that panels, when installed in accordance with our agreed-upon specifications, will have a minimum peak power output under standard test conditions of at least 90% of their initial nameplate panel power rating during the first 10 years following their installation and a minimum peak power output under standard test conditions of at least 80% of their initial nameplate panel power rating during the following 15 years. Due to the long warranty period, we bear the risk of warranty claims long after we have shipped product and recognized revenue.

Because of the limited operating history of our photovoltaic systems, we have been required to make assumptions and apply judgments, based on accelerated life cycle testing conducted to measure performance and reliability, regarding a number of factors, including our anticipated rate of warranty claims, the durability and reliability of our systems and the performance of our hermetic seal in isolating our active solar cell materials from moisture. Our assumptions could prove to be materially different from the actual performance of our systems, causing us to incur substantial expense to repair or replace defective photovoltaic systems in the future. Any widespread product failures may damage our market reputation and cause our revenue to decline.

We may be unable to sustain our growth or manage the expansion of our operations effectively and implement effective controls and procedures.

We have only been in existence since 2005, and much of our growth has occurred in recent periods. We intend to continue to expand our business significantly, including through the expansion of the production capacity at Fab 1 and the development and construction of Fab 2. To manage the expansion of our operations, we will be required to improve our operational and financial systems, procedures and controls and expand, train and manage our growing employee base. Our management will also be required to maintain and expand our relationships with customers, suppliers and other third parties and attract new customers and suppliers, as well as to manage multiple locations. In addition, our current and planned operations, personnel, systems and internal procedures and controls might be inadequate to support our future growth, which would require us to make additional investment in our infrastructure. We may not be able to successfully improve our information and control systems to a level necessary to manage our growth, and we may discover deficiencies in existing systems and controls that we may not be able to remediate in an efficient or timely manner. If we cannot sustain our growth or manage our growth effectively, we may be unable to take advantage of market opportunities, execute our business strategies or respond to competitive pressures, and our business, financial condition and results of operations could be harmed. Moreover, we will need to enhance and improve our existing internal control over financial reporting, particularly as we transition from a private to a public company. If we are unable to establish and maintain effective internal controls, our ability to accurately and timely report our financial position, results of operations or cash flows could be impaired, which could result in restatements of our consolidated financial statements or other material effects on our business, reputation, financial condition, results of operations or liquidity.

Our dependence on third-party suppliers for raw materials used in our photovoltaic systems could increase our manufacturing costs.

We may enter into long-term contracts with suppliers in order to ensure adequate supply of certain of the raw materials used in our photovoltaic systems. For example, we have negotiated a multi-year, binding contract directly with a glass supplier for the glass utilized in manufacturing our photovoltaic systems. Under these supply agreements, we may be required to purchase a specified quantity of materials at fixed prices, in some cases subject to upward inflation-related adjustments over a period of several years. We also may be required to make substantial prepayments to suppliers against future deliveries. These types of “take or pay” agreements allow suppliers to invoice us for a percentage of the full purchase price of materials we are under contract to purchase each year, whether or not we actually order the required volume. If for any reason we fail to order the required annual volume under these types of agreements or similar agreements, the resulting monetary damages could harm our business and results of operations. Additionally, long-term contractual commitments also expose us to specific counterparty risk, which can be magnified when dealing with suppliers without a long, stable production and financial history. For example, if one or more of our contractual counterparties is unable or unwilling to provide us with the contracted amount of materials, we could be required to obtain those materials in the spot market, which could be unavailable at that time, or only available at prices in excess of our contracted prices. In addition, in the event any such supplier experiences financial difficulties, it may be difficult or impossible, or may require substantial time and expense, for us to recover any or all of our prepayments.

If we fail to manage distribution of our products properly, or if our value-added resellers’ financial condition or operations weaken, our revenue could be adversely affected.

We market and sell our photovoltaic systems directly through value-added resellers, such as large system integrators and roofing materials manufacturers. In order for us to maintain or increase our revenue, we must effectively manage our relationships with value-added resellers.

Several factors could result in disruption of or changes in our distribution model, which could materially harm our revenue, including the following:

•	we do not have exclusive arrangements with our value-added resellers, which may lead them to offer competing products that could reduce our sales;

•

our value-added resellers may demand that we absorb a greater share of the risks that their customers may ask them to bear, for example by seeking to return products if they are unable to complete projects with the ultimate system owners or obtain long-term financing; and

•	our value-added resellers may have insufficient financial resources and may not be able to withstand changes and challenges in business conditions.

In addition, we depend on our value-added resellers to comply with applicable regulatory requirements in the jurisdictions in which they operate. Their failure to do so could have a material adverse effect on our business, and subject us to sanctions by the applicable governmental authority.

If we are unable to maintain our existing relationships and develop new relationships with value-added resellers, our revenue may be impacted negatively.

We allocate the sale of our photovoltaic systems to key value-added resellers that we believe will allow us to maximize revenue in the future, even if the price at which such sales occur is not the highest price we could currently obtain. We believe that these value-added resellers are industry leaders that will offer us expanded access to segments of the commercial rooftop market. There is intense competition for relationships with value-added resellers, and even if we can establish these relationships, such relationships may not generate significant revenue or may not continue to be in effect for any specific period of time. Although we have previously allocated sales of our photovoltaic systems to these value-added resellers, we cannot assure you that sales to these value-added resellers will increase in the future commensurate with the expected increases in our production capacity. If these relationships fail to materialize as expected, we could suffer delays in product deployment, our revenue could fail to grow or even decrease, and we could fail to achieve widespread adoption of our photovoltaic systems.

We intend to continue to pursue business relationships with key value-added resellers to accelerate the sale and marketing of our photovoltaic systems. To the extent that we are unsuccessful in developing new relationships or maintaining our existing relationships, our future revenue and operating results could be impacted negatively.

We are exposed to the credit risk of some of our customers, as well as credit exposures in weakened markets, which could adversely impact our financial condition and operating results.

Most of our sales to customers are on credit, with typical payment terms ranging from 30 to 60 days. We expect demand for customer financing to continue. During periods of economic downturn in the global economy, our exposure to credit risks from our customers increases. Although we have programs in place to monitor and mitigate the associated risks, such programs may not be effective in reducing our credit risks. In the event of non-payment by one or more of our customers, our business could be materially adversely affected. Additionally, to the extent that the recent turmoil in the credit markets makes it more difficult for customers to obtain credit, our product sales could be adversely impacted, which in turn could have a material adverse impact on our financial condition and operating results.

We face intense competition.

The solar electricity and renewable energy industries are both highly competitive and continually evolving as participants strive to distinguish themselves within their markets and compete with the larger electric power industry. We believe that our main sources of competition are crystalline silicon photovoltaic systems manufacturers and other thin film photovoltaic systems manufacturers.

Within the solar industry, we face competition from crystalline silicon photovoltaic cell and panel manufacturers, including BP Solar International Inc., General Electric Company, Sanyo North America Corporation, Sharp Electronics Corporation, SolarWorld AG, SunPower Corporation, Yingli Green Energy Holding Company Limited and Suntech Power Holdings Co., Ltd. The thin film component of the industry is largely made up of a broad mix of technology platforms at various stages of development, and consists of a large and growing number of medium- and small-sized companies. Competition from thin film photovoltaic system manufacturers includes First Solar, Inc. and United Solar Ovonic, LLC, and several crystalline silicon manufacturers who are developing thin film technologies. In addition, several emerging companies are pursuing a variety of methods to make CIGS-based thin film solar products and possibly compete in the commercial rooftop segment. These companies include AVANCIS GmbH & Co. KG, Honda Soltec Co., Ltd., MiaSolé, NanoSolar, Inc., Showa Shell Solar K.K. and Würth Solar GmbH & Co. We may also face competition from semiconductor equipment manufacturers, semiconductor manufacturers or their customers, several of which have already entered the solar photovoltaic market.

Some of our existing and potential competitors have substantially greater financial, technical, manufacturing and other resources than we do. The greater size of some of our competitors may provide them with a competitive advantage because they can realize economies of scale and purchase certain raw materials at lower prices. As a result of their greater size, some of our competitors may be able to devote more resources to the research, development, promotion and sale of their products or respond more quickly to evolving industry standards and changes in market conditions than we can. A number of our competitors also have greater brand name recognition, more established distribution networks and larger customer bases. In addition, a number of our competitors have well-established relationships with our current and potential customers and have extensive knowledge of our target markets.

As photovoltaic system manufacturers expand their operations and the supply of silicon increases, the corresponding increase in the global supply of solar photovoltaic products may cause substantial downward pressure on the prices of photovoltaic systems, resulting in lower revenue.

Even if demand for photovoltaic systems continues to grow, the rapid expansion plans of many photovoltaic systems manufacturers could create periods where photovoltaic system supply exceeds demand. In addition, we believe that the significant increase in the supply, and the resulting significant decrease in cost, of silicon will result in substantial reductions in the manufacturing cost of crystalline silicon based photovoltaic systems and lead to pricing pressures on photovoltaic systems and potential oversupply.

If confronted with such downward pricing pressures, our competitors could decide to reduce the sales price of their photovoltaic systems, even below their manufacturing cost, to generate sales. As a result, we might be forced to reduce the sales prices of our systems, which, absent a commensurate increase in our manufacturing efficiency and production output or decrease in our manufacturing costs, could result in lower revenue, harm our financial condition and results of operations and prevent us from achieving profitability.

The success of our business depends on the continuing contributions of our key personnel and our ability to attract and retain new qualified employees in a competitive labor market.

We have attracted a highly skilled management team and specialized workforce, including scientists, engineers, researchers and manufacturing and marketing professionals. If we were to lose the services of any of our executive officers or key employees, particularly Dr. Christian Gronet, our founder and Chief Executive Officer, our business could be harmed. With the exception of Dr. Gronet, we do not carry key person life insurance on any of our senior management or other key personnel.

Our future success depends, to a significant extent, on our ability to attract, train and retain technical personnel. Recruiting and retaining capable personnel, particularly those with expertise in the solar power industry, thin film technology, CIGS and manufacturing processes, is vital to our success. Competition for personnel is intense, and qualified technical personnel are likely to remain a limited resource for the foreseeable future. Locating candidates with the appropriate qualifications can be costly and difficult. We may not be able to hire the necessary personnel to implement our business strategy given our anticipated hiring needs, or we may need to provide higher compensation or more training to our personnel than we currently anticipate. Moreover, any employee, including our officers, can terminate his or her relationship with us at any time. If we are unable to replace critical employees in a timely manner, or at all, our business may suffer.

If we fail to protect our intellectual property rights adequately, our competitive position may be undermined.

Our ability to compete effectively against competing solar power technologies will depend, in part, on our ability to protect our current and future proprietary technology, product designs and manufacturing processes by obtaining, maintaining and enforcing our intellectual property rights through a combination of patents, copyrights, trademarks and trade secrets and also through unfair competition laws. We may not be able to obtain, maintain or enforce adequately our intellectual property and may need to defend against infringement or misappropriation claims, either of which could materially harm our business and prospects. We face numerous risks relating to our intellectual property rights, including:

•

our pending U.S. and foreign patent applications may not result in issued patents, and the claims in our issued patents may not be sufficiently broad to prevent others from developing or using technology similar to ours or in developing, using, manufacturing, marketing or selling products similar to ours;

•

given the costs of obtaining patents, we may choose not to file patent applications or not to maintain issued patents for certain innovations that later turn out to be important, or we may choose not to obtain foreign patent protection at all or in certain foreign countries, which later turn out to be important markets for us;

•

we have no issued patents in any foreign jurisdictions and, even if our pending or future patent applications result in the issuance of foreign patents, the laws of some foreign jurisdictions do not protect intellectual property rights to the same extent as laws in the United States, and we may encounter difficulties in protecting and defending our rights in such foreign jurisdictions;

•	our patents and other intellectual property rights may not be sufficient to deter infringement or misappropriation of our intellectual property rights by others;

•

third parties may design around our patented technologies, independently develop substantially equivalent proprietary information, products and techniques or otherwise gain access to our proprietary information;

•	third parties may seek to challenge or invalidate our patents, and if they are successful, the claims in our patents may be narrowed or our patents may be invalidated or rendered unenforceable;

•

we may have to participate in proceedings such as interference, cancellation or opposition, before the U.S. Patent and Trademark Office, or before foreign patent and trademark offices, with respect to our patents, patent applications, trademarks or trademark applications or those of others, and these actions may result in substantial costs to us as well as a diversion of management attention;

•

we may need to enforce our intellectual property rights against third parties for infringement or misappropriation or defend our intellectual property rights through lawsuits, which can result in significant costs and diversion of management resources, and we may not be successful in those lawsuits or obtain adequate remedies for any infringement or misappropriation that occurs;

•

while we rely on trade secret protection to protect our interests in proprietary know-how and processes for which patents are difficult to obtain or enforce, we may not be able to protect our trade secrets adequately; and

•

the contractual provisions on which we rely to protect our trade secrets and proprietary information, such as our confidentiality and non-disclosure agreements with our employees, consultants and other third parties, may be breached, and our trade secrets and proprietary information may be disclosed to competitors, strategic third parties and the public, or others may independently develop technology equivalent to our trade secrets and proprietary information.

We may be exposed to infringement or misappropriation claims by third parties, which, if determined adversely to us, could cause us to pay significant damage awards or prohibit us from the manufacture and sale of our photovoltaic systems or the use of our technology.

In recent years, there has been significant litigation involving patents and other intellectual property rights in many technology-related industries. There may be patents or patent applications in the United

States or other countries that are pertinent to our systems or business of which we are not aware. The technology that we incorporate into and use to develop and manufacture our current and future products may be subject to claims that they infringe the patents or proprietary rights of others. The success of our business will depend on our ability to develop new technologies without infringing or misappropriating the proprietary rights of others. Third parties may allege that we infringe patents, trademarks or copyrights, or that we have misappropriated trade secrets, and they could have significantly more resources to devote to any resulting enforcement actions. These allegations could result in significant costs and diversion of the attention of management.

If a claim were brought against us, and we are found to infringe a third party’s intellectual property rights, we could be required to pay substantial damages, including treble damages if it is determined that we have willfully infringed such rights, or be enjoined from using the technology deemed to be infringing or using, making or selling products deemed to be infringing. If we have supplied infringing products or technology to any of our customers, we may be obligated to indemnify those customers for damages they may be required to pay to the patent holder and for any losses they may sustain as a result of the infringement. In addition, we may need to attempt to license the intellectual property rights from the patent holder or spend time and money to design around or avoid the intellectual property. Any such license may not be available on reasonable terms, or at all, and our efforts to design around or avoid the intellectual property may be unsuccessful. Regardless of the outcome, litigation can be very costly and can divert management’s efforts. Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase or use of our systems until resolution of such litigation. An adverse determination may subject us to significant liabilities and disrupt our business.

Existing regulations and changes to such regulations concerning the electric utility industry may present technical, regulatory and economic barriers to the purchase and use of photovoltaic systems, which may significantly reduce demand for our photovoltaic systems.

The market for electricity generation products is heavily influenced by federal, state, local and foreign government regulations and policies concerning the electric utility industry, as well as internal policies and regulations promulgated by electric utilities. These regulations and policies often relate to electricity pricing and technical interconnection of customer-owned electricity generation. In the United States and in a number of other countries, these regulations and policies are being modified and may continue to be modified. Customer purchases of, or further investment in the research and development of, alternative energy sources, including photovoltaic technology, could be deterred by these regulations and policies, which could result in a significant reduction in the potential demand for our photovoltaic systems. For example, utility companies commonly charge fees to larger, industrial customers for disconnecting from the electric grid or for having the capacity to use power from the electric grid for back-up purposes. These fees could increase the cost to our customers of using our systems and make them less desirable, thereby harming our business, prospects, financial condition and results of operations. In addition, electricity generated by photovoltaic systems mostly competes with expensive peak-hour electricity from the electric grid, rather than the less expensive average price of electricity. Modifications to the peak hour pricing policies of utilities, such as to a flat rate, would require photovoltaic systems to achieve lower prices in order to compete with the price of electricity from the electric grid.

Our photovoltaic systems and their installation will be subject to oversight and regulation in accordance with national, state and local laws and ordinances relating to building codes, safety, environmental protection, utility interconnection and metering and related matters. It is difficult to track the requirements of individual governmental authorities and design equipment to comply with the varying standards. Any new government regulations or utility policies pertaining to our systems may result in significant additional expenses to us and our customers and distributors and their customers and, as a result, could cause a significant reduction in demand for our systems.

Compliance with environmental regulations can be expensive, and noncompliance with these regulations may result in potentially significant monetary damages and penalties and adverse publicity.

Our operations involve the use, handling, generation, processing, storage, transportation and disposal of hazardous materials and are subject to extensive environmental laws and regulations at the national, state, local and international level. Such environmental laws and regulations include those governing the discharge of pollutants into the air and water, the use, management and disposal of hazardous materials and wastes, the cleanup of contaminated sites and occupational health and safety. We have incurred, and will continue to incur, costs in complying with these laws and regulations. Any failure by us to control the use of or generation of, limit exposure to, or to restrict adequately the discharge or disposal of, hazardous substances or wastes or to otherwise comply with the complex, technical environmental laws and regulations governing our activities could subject us to potentially significant monetary damages and penalties, criminal proceedings, third-party property damage or personal injury claims, natural resource damage claims, cleanup costs or other costs, or restrictions or suspensions of our business operations. In addition, under some foreign, federal and state statutes and regulations governing liability for releases of hazardous substances or wastes to the environment, a governmental agency or private party may seek recovery of response costs or damages from generators of the hazardous substances or operators of property where releases of hazardous substances have occurred or are ongoing, even if such party was not responsible for the release or otherwise at fault. Also, federal, state or international environmental laws and regulations may ban or restrict the availability and use of certain hazardous or toxic raw materials, such as cadmium, that are or may be used in producing our systems, or placing on the market products that contain certain hazardous or toxic materials in concentrations or amounts that exceed allowable limits, and substitute materials may be more costly or unsatisfactory in performance. Federal, state or international environmental laws and regulations may require us in the future to collect our products from system owners for recycling or disposal at the end of their life cycle and the costs associated with such product take-back requirements could be material to our financial condition or results of operations. While we are not aware of any outstanding, material environmental claims, liabilities or obligations, future developments such as the implementation of new, more stringent laws and regulations, more aggressive enforcement policies, or the discovery of unknown environmental conditions associated with our current or past operations or properties may require expenditures that could harm our business, financial condition or results of operations. Any noncompliance with or incurrence of liability under environmental laws may subject us to adverse publicity, damage our reputation and competitive position and adversely affect sales of our systems.

Compliance with occupational safety and health requirements and best practices can be costly, and noncompliance with such requirements may result in potentially significant monetary penalties and adverse publicity.

Our manufacturing operations and research and development activities involve the use of mechanical equipment and hazardous chemicals, which involve a risk of potential injury to our employees. These operations are subject to regulation under the U.S. Occupational Safety and Health Act. If we fail to comply with these regulations, or if an employee injury occurs, we may be required to pay substantial penalties, incur significant capital expenditures, suspend or limit production or cease operations. Also, any such violations, employee injuries or failure to comply with industry best practices may subject us to adverse publicity, damage our reputation and competitive position and adversely affect sales of our systems.

Product liability claims against us could result in adverse publicity and potentially significant monetary damages.

Like other retailers, distributors and manufacturers of products that are used by consumers, we face an inherent risk of exposure to product liability claims in the event that the use of the photovoltaic systems we sell results in injury to consumers or our customers. Because our photovoltaic systems are electricity producing devices, it is possible that consumers or our customers could be injured or killed by our systems, whether by product malfunctions, defects, improper installation or other causes. In addition, since we have a limited operating history and the products we are selling incorporate new technologies and use new installation methods, we cannot predict whether or not product liability claims will be brought against us in the future or the effect of any resulting adverse publicity on our business. We rely on our general liability insurance to cover product liability claims and have not obtained separate product liability insurance. The successful assertion of product liability claims against us could result in potentially significant monetary damages, and if our insurance protection is inadequate to cover these claims, we could be required to make significant payments. Also, any product liability claims and any adverse outcomes with respect thereto may subject us to adverse publicity, damage our reputation and competitive position and adversely affect sales of our systems.

We have significant international activities, which subject us to a number of risks.

We expect that revenue from customers outside of the United States will continue to represent a substantial portion of our total revenue for the foreseeable future, and we may seek to establish manufacturing facilities in international locations. Risks inherent to international operations include the following:

•

multiple, conflicting and changing laws and regulations, including export and import restrictions, tax laws and regulations, environmental regulations, labor laws and other government requirements, approvals, permits and licenses;

•	difficulties in enforcing agreements in foreign legal systems;

•	difficulties and costs in staffing and managing foreign operations;

•	difficulties and costs in recruiting and retaining individuals skilled in international business operations;

•	financial risks, such as longer sales and payment cycles and greater difficulty collecting accounts receivable;

•	fluctuations in currency exchange rates relative to the U.S. dollar;

•	inability to obtain, maintain or enforce intellectual property rights;

•	changes in general economic and political conditions in the countries in which we operate, including changes in government incentives relating to solar electricity;

•	risk of nationalization of private enterprises; and

•	political and economic instability, including wars, acts of terrorism, political unrest, boycotts, curtailments of trade and other business restrictions.

Doing business in foreign markets requires us to be able to respond to rapid changes in market conditions in these countries. The success of our business will depend, in part, on our ability to succeed in differing legal, regulatory, economic, social and political environments. We may not be able to develop and implement policies and strategies that will be effective in each location where we do business.

Fluctuations in foreign currency exchange rates could decrease our revenue or increase our expenses.

We expect that a substantial portion of our total revenue for the foreseeable future will be generated outside the United States. We presently have currency exposure arising from both sales and purchases denominated in foreign currencies. For example, for the nine months ended October 3, 2009, 66% of our revenue was denominated in Euro and our revenue benefited from a strong Euro. We are exposed to the risk of a decrease in the value of these foreign currencies relative to the U.S. dollar, which would decrease our total revenue. Changes in exchange rates between foreign currencies and the U.S. dollar may harm our operating results. For example, if these foreign currencies appreciate against the U.S. dollar, it will make it more expensive in terms of U.S. dollars to purchase inventory or pay expenses with foreign currencies. In addition, currency devaluation can result in a loss to us if we hold deposits of that currency. An increase in the value of the U.S. dollar relative to foreign currencies could make our systems more expensive for our international customers, which we typically expect to purchase our photovoltaic systems in U.S. dollars, than locally manufactured products, thus potentially leading to a reduction in our sales. Furthermore, many of our competitors are foreign companies that could benefit from such a currency fluctuation, making it more difficult for us to compete with those companies. The forward contracts we from time to time use to protect against the foreign currency exchange rate risk inherent in our equipment purchases denominated in currencies other than the U.S. dollar may not adequately cover our exposure.

Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations.

In general, under Section 382 of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change net operating losses, or NOLs, to offset future taxable income. Our existing NOLs may be subject to limitations arising from previous ownership changes, and if we undergo an ownership change in connection with or after this offering, our ability to utilize NOLs could be further limited by Section 382 of the Internal Revenue Code. Future changes in our stock ownership, some of which are beyond our control, could result in an ownership change under Section 382 of the Internal Revenue Code. Furthermore, our ability to utilize NOLs of any companies that we may acquire in the future may be subject to limitations. For these reasons, in the event we experienced a change of control, we may not be able to utilize a material portion of the NOLs reflected on our balance sheet, even if we attain profitability.

Our business could be adversely affected by seasonal trends and construction cycles.

We may be subject to industry-specific seasonal fluctuations in the future, particularly in climates that experience colder weather during the winter months, such as Belgium, Canada, Germany and the United States. There are various reasons for seasonality fluctuations, mostly related to economic incentives and weather patterns. For example, in European countries with feed-in tariffs, the construction of photovoltaic systems may be concentrated during the second half of the calendar year, largely due to the annual reduction of the applicable minimum feed-in tariff and the fact that the coldest winter months are January through March. In the United States, customers will sometimes make purchasing decisions towards the end of the year in order to take advantage of tax credits or for budgetary reasons. In addition, construction levels are typically slower in colder months. Accordingly, our business and quarterly results of operations could be affected by seasonal fluctuations in the future.

Our headquarters and other facilities are located in an active earthquake zone, and an earthquake or other types of natural disasters or resource shortages could disrupt and harm our results of operations.

We conduct our operations in the San Francisco Bay Area in an active earthquake zone. In addition, California from time to time has experienced shortages of water, electric power and natural gas. The occurrence of a natural disaster, such as an earthquake, drought, flood or localized extended outages of critical utilities or transportation systems, or any critical resource shortages, could cause a significant interruption in our business, damage or destroy our facilities, manufacturing equipment or inventory and cause us to incur significant costs, any of which could harm our business, financial condition and results of operations. The insurance we maintain against fires, earthquakes and other natural disasters may not be adequate to cover our losses in any particular case.

Risks Related to This Offering and to Our Common Stock

Our share price may be volatile and you may be unable to sell your shares at or above the initial public offering price.

The initial public offering price for our shares will be determined by negotiations between us and representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. The market price of shares of our common stock could be subject to wide fluctuations in response to many risk factors listed in this section, and others beyond our control, including:

•	delays or other changes in our expansion plans;

•	actual or anticipated fluctuations in our financial condition and operating results;

•	our cash and short-term investment position;

•	actual or anticipated fluctuations in our growth rate relative to our competitors;

•	actual or anticipated fluctuations in our competitors’ operating results or changes in their growth rate;

•	announcements of technological innovations or new products by us or our competitors;

•	adverse announcements regarding product performance;

•	reductions in the retail price of electricity;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	additions or losses of customers;

•	additions or departures of key personnel;

•	competition from existing products or new products that may emerge;

•	the failure of securities analysts to cover our common stock after this offering or updates or changes in financial estimates or recommendations by securities analysts;

•	the inability to meet the financial estimates of securities analysts who follow our common stock;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	disputes or other developments related to our intellectual property rights, including litigation, and our ability to obtain and maintain patent protection for our technologies;

•	changes in laws, regulations and policies applicable to our business and products, particularly those relating to government incentives for on-grid solar electricity applications;

•	announcement or expectation of additional financing efforts;

•	sales of our common stock by us or our stockholders;

•	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

•	general market conditions in our industry and the industries of our customers; and

•	general economic and market conditions.

Furthermore, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of shares of our common stock. If the market price of shares of our common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

No public market currently exists for our common stock, and an active trading market may not develop or be sustained following this offering.

Prior to this offering, there has been no public market for our common stock. Although we have applied to have our common stock listed on             , an active public trading market for our common stock may not develop or, if it develops, may not be sustained after this offering. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. An inactive market may also impair our ability to raise capital to continue to fund operations and may impair our ability to acquire other companies or technologies by using our shares as consideration.

Public investors will experience immediate and substantial dilution as a result of this offering.

The initial public offering price will be substantially higher than the net tangible book value per share of shares of our common stock immediately following this offering. Therefore, if you purchase common stock in this offering, you will experience immediate and substantial dilution of your investment. Based upon the issuance and sale of             shares of common stock by us at an assumed initial public offering price of $             per share (the midpoint of the price range set forth on the cover page of this prospectus), you will incur immediate dilution of approximately $             in the net tangible book value per share if you purchase shares of our common stock in this offering.

We also have approximately             outstanding stock options and warrants to purchase common stock with exercise prices that are below the assumed initial public offering price of the common stock. To the extent that these options and warrants are exercised, you will experience further dilution. For further information, see the “Dilution” section of this prospectus.

A significant portion of our total outstanding shares of common stock is restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly.

Sales of a substantial number of shares of our common stock in the public market could occur at any time following this offering, subject to certain securities law restrictions and the terms of contractual lock-up agreements. Sales of shares of our common stock, or the perception in the market that the holders of a large number of shares of common stock intend to sell shares, could reduce the market price of our common stock. After this offering, we will have outstanding             shares of common stock. Of these shares, if Argonaut Ventures I, L.L.C., or Argonaut, were to purchase all             of the shares it has the right to purchase,             shares are or will be currently restricted from transfer under securities laws or pursuant to lock-up agreements described in the “Underwriting” and “Certain Relationships and Related Party Transactions” sections of this prospectus, but will be able to be resold after the offering as described in the “Shares Eligible for Future Sale” section of this prospectus. As of October 3, 2009, our three largest stockholders beneficially own 56.9% of our outstanding common stock, as calculated on an as-converted basis. If one or more of them were to sell a substantial portion of the shares they hold, the market price of our common stock could decline.

Moreover, after this offering, holders of an aggregate of              shares of our common stock will have rights, subject to certain conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. If such rights are exercised, once we register these shares, they can be freely sold in the public market, subject, if applicable, to the lock-up agreements described in the “Underwriting” section of this prospectus.

After this offering, we intend to register approximately             shares of common stock that we have issued or may issue under our equity plans. Once we register these shares, they can be freely sold in the public market upon issuance and once vested, subject, if applicable, to the lock-up agreements described in the “Underwriting” section of this prospectus.

If securities or industry analysts do not publish research or publish misleading or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. If no or few securities or industry analysts commence coverage of our company, the trading price and liquidity for our stock could be negatively impacted. In the event we obtain securities or industry analyst coverage, if one or more of the analysts who covers us downgrades our stock or publishes misleading or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price or trading volume to decline.

Our directors, officers and principal stockholders will continue to have substantial control over us after this offering, which may limit our stockholders’ ability to influence corporate matters and delay or prevent a third party from acquiring control over us.

Upon completion of this offering, if Argonaut were to purchase all              of the shares it has the right to purchase, our directors, officers and existing stockholders who hold at least 5% of our stock will beneficially own, in the aggregate, approximately     % of our outstanding common stock, compared to     % represented by the shares sold in this offering, assuming no exercise of the underwriters’ over-allotment option. As of October 3, 2009, our three largest stockholders beneficially own 56.9% of our outstanding common stock, as calculated on an as-converted basis. As a result, these stockholders will be able to exercise influence over all matters requiring stockholder approval, including the election of directors and approval of corporate transactions, such as a merger or other sale of our company or its assets. This concentration of ownership will limit your ability to influence corporate matters and could delay or prevent a third party from acquiring control over us. For information regarding the ownership of our outstanding stock by our executive officers and directors and their affiliates, please see the section titled “Principal Stockholders.”

If Argonaut purchases all of the shares that it has the right to purchase, it would reduce the available public float for our shares.

Argonaut, which together with its affiliates beneficially owns approximately 35.7% of our outstanding common stock on an as-converted basis, has the right to purchase from us up to 15% of the aggregate number of shares offered in this offering at the initial price to the public, but is under no obligation to purchase any shares. If Argonaut were to purchase all of these shares, Argonaut would beneficially own approximately     % of our outstanding common stock after this offering and our directors, officers and existing stockholders who hold at least 5% of our stock would beneficially own, in the aggregate, approximately     % of our outstanding common stock after this offering, based on              shares of common stock outstanding after this offering, assuming no exercise of the underwriters over-allotment option.

If Argonaut purchases all or a portion of the shares it has the right to purchase, such purchase would reduce the available public float for our shares because Argonaut would be restricted from selling the shares by restrictions under applicable securities laws and contractual lock-up provisions. As a result, any purchase of shares by Argonaut may reduce the liquidity of our common stock relative to what it would have been had these shares been purchased by investors that were not affiliated with us.

We will incur increased costs and our management will face increased demands as a result of operating as a public company.

We have never operated as a public company. As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, as well as related rules implemented by the U.S. Securities and Exchange Commission, or the SEC, and             , impose various requirements on public companies. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more expensive for us to maintain director and officer liability insurance. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of director or as our executive officers.

In addition, the Sarbanes-Oxley Act requires, among other things, that we maintain effective internal control over financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluation and testing of our internal control over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our compliance with Section 404 will require that we incur substantial accounting expense and expend significant management time on compliance-related issues. We will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, our stock price could decline, and we could face sanctions, delisting or investigations by                     , or other material effects on our business, reputation, results of operations, financial condition or liquidity.

Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.

Our management will have broad discretion to use the net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. Our management might not apply the net proceeds of this offering in ways that increase the value of your investment. We intend to use the net proceeds from this offering to fund costs of Phase II of Fab 2 and any remaining balance for general corporate purposes, including for working capital, repayment of amounts, if any, drawn under our existing revolving loan facility with Argonaut and additional capital expenditures. We may also use a portion of our net proceeds to fund acquisitions of complementary businesses, products or technologies. We have not allocated these net proceeds for any specific purposes. Our management might not be able to yield a significant return, if any, on any investment of these net proceeds. You will not have the opportunity to influence our decisions on how the net proceeds from this offering are used.

Because we do not intend to pay dividends on our common stock, stockholders will benefit from an investment in our common stock only if it appreciates in value.

We have never declared or paid any cash dividends on our common stock. We anticipate that we will retain our future earnings, if any, to support our operations and to finance the growth and development of our business and do not expect to pay cash dividends in the foreseeable future. As a result, the success of an investment in our common stock will depend upon appreciation in the value of our common stock. There is no guarantee that our common stock will appreciate in value or even maintain its current price. Investors seeking cash dividends should not invest in our common stock.

Anti-takeover provisions in our charter documents and Delaware law could discourage, delay or prevent a change in control of our company and may affect the trading price of our common stock.

Our amended and restated certificate of incorporation and bylaws to be effective upon the closing of this offering will contain provisions that could have the effect of rendering more difficult or discouraging an acquisition deemed undesirable by our board of directors. Our corporate governance documents will include the following provisions:

•	authorizing blank check preferred stock, which could be issued with voting, liquidation, dividend and other rights superior to our common stock;

•	limiting the liability of, and providing indemnification to, our directors and officers;

•	limiting the ability of our stockholders to call and bring business before special meetings and to take action by written consent in lieu of a meeting;

•	requiring advance notice of stockholder proposals for business to be conducted at meetings of our stockholders and for nominations of candidates for election to our board of directors;

•

establishing a classified board of directors, as a result of which the successors to the directors whose terms have expired will be elected to serve from the time of election and qualification until the third annual meeting following their election;

•	requiring that directors only be removed from office for cause; and

•	limiting the determination of the number of directors on our board and the filling of vacancies or newly created seats on the board to our board of directors then in office.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation Law, which prevents some stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations without the prior approval of our board of directors or the holders of substantially all of our outstanding common stock.

These provisions of our charter documents and Delaware law, alone or together, could delay or deter hostile takeovers and changes in control or changes in our management. Any provision of our amended and restated certificate of incorporation or bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock. Even in the absence of a takeover attempt, the existence of these provisions may adversely affect the prevailing market price of our common stock if they are viewed as discouraging takeover attempts in the future.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus includes forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy and plans and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the “Risk Factors” section of this prospectus. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. Before investing in our common stock, investors should be aware that the occurrence of the risks, uncertainties and events described in the section entitled “Risk Factors” and elsewhere in this prospectus could have a material adverse effect on our business, results of operations and financial condition.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.

This prospectus also contains statistical data and estimates, including those relating to market size and growth rates of the markets in which we participate, that we obtained from industry publications and reports generated by the California Renewable Energy Transmission Initiative, the Database of State Incentives for Renewables & Efficiency, Ecofys, Euromonitor, Freedonia Group, iSuppli, the National Renewable Energy Laboratory, Navigant Consulting, Navigant Consulting PV Services, New Energy Finance, the U.S. Energy Information Administration and Solarbuzz. These data and estimates involve a number of assumptions and limitations, and you are cautioned not to give undue weight to them. These publications typically indicate that they have obtained their information from sources they believe to be reliable, but do not guarantee the accuracy and completeness of their information. Although we have assessed the information in the publications and found it to be reasonable and believe the publications are reliable, we have not independently verified their data and, accordingly, we cannot guarantee their accuracy or completeness. In addition, projections, assumptions and estimates of the future performance of the industries in which we operate and the markets we serve are necessarily subject to a high degree of uncertainty and risk.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of the common stock that we are offering will be approximately $             million, assuming an initial public offering price of $             per share, which is the midpoint of the range listed on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) our net proceeds from this offering by approximately $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be approximately $             million after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds to us from this offering to fund costs of Phase II of Fab 2 and any remaining balance for general corporate purposes, including for working capital, repayment of amounts, if any, drawn under our existing revolving loan facility with Argonaut and additional capital expenditures. We may also use a portion of our net proceeds to fund acquisitions of complementary businesses, products or technologies. However, we do not have agreements or commitments for any specific repayments or acquisitions at this time.

The expected use of our net proceeds from this offering represents our current intentions based upon our present plan and business conditions. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering. Accordingly, we will have broad discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the proceeds of this offering.

Pending use of the proceeds as described above, we intend to invest the proceeds in short-term, interest-bearing, investment-grade securities. We cannot predict whether the proceeds invested will yield a favorable return.

By establishing a public market for our common stock, this offering is also intended to facilitate our future access to public markets.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common or preferred stock. We currently do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our capitalization as of October 3, 2009:

•	on an actual basis;

•	on a pro forma basis to reflect:

•	the filing of our amended and restated certificate of incorporation to authorize shares of common stock and shares of undesignated preferred stock;

•

the conversion of all outstanding shares of our preferred stock into 226,527,933 shares of common stock and the related conversion of all outstanding preferred stock warrants to common stock warrants upon the closing of this offering;

•	the repayment of a note by a stockholder; and

•

on a pro forma as adjusted basis to reflect the pro forma adjustments described above and our receipt of the estimated net proceeds from the sale of              shares of common stock offered by us in this offering, assuming the underwriters do not exercise their over-allotment option and based on an assumed initial public offering price of $             per share, which is the midpoint of the range listed on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma and pro forma as adjusted information below is illustrative only, and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of October 3, 2009
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except per share data)
Cash, cash equivalents and short-term investments	$45,307	$45,367	$

Total long-term debt, including current portion	$21,380	$21,380	$
Preferred stock warrants	741	–
Redeemable convertible preferred stock, $0.00001 par value per share; 171,409,052 shares authorized, 170,691,525 shares issued and outstanding, actual; no shares authorized, no shares issued and outstanding pro forma; no shares authorized, no shares issued and outstanding pro forma as adjusted	961,315	–
Stockholders’ equity (deficit):
Preferred stock, $0.00001 par value per share; no shares authorized, no shares issued and outstanding, actual; shares authorized, no shares issued and outstanding pro forma; shares authorized, no shares issued and outstanding pro forma as adjusted	–	–
Common stock, $0.00001 par value per share; 300,000,000 shares authorized, 14,805,216 shares issued and outstanding, actual; shares authorized, 241,333,149 shares issued and outstanding, pro forma; and shares authorized, shares issued and outstanding, pro forma as adjusted	–	2
Notes receivable from stockholder	(60)	–
Additional paid-in capital	22,420	984,474
Accumulated other comprehensive income	(1)	(1)
Accumulated deficit	(505,009)	(505,009)

Total stockholders’ equity (deficit)	(482,650)	479,466

Total capitalization	$500,786	$500,846	$

Each $1.00 increase or decrease in the assumed initial public offering price of $             per share (the mid-point of the price range set forth on the cover page of this prospectus) would increase or decrease, as applicable, our pro forma as adjusted cash, cash equivalents and short-term investments, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The above table does not include the following shares:

•	25,316,966 shares of common stock issuable upon exercise of stock options as of October 3, 2009 at a weighted-average exercise price of $1.66 per share;

•	26,638,290 shares of common stock issuable upon exercise of warrants outstanding as of October 3, 2009, at a weighted-average exercise price of $5.99 per share; and

•	6,196,679 shares of our common stock reserved for future issuance under our 2005 Amended and Restated Equity Incentive Plan.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the net tangible book value per share of our common stock after this offering. Our pro forma net tangible book value as of October 3, 2009, was $479.5 million, or $1.99 per share of our common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the total number of shares of our common stock outstanding, after giving effect to the conversion of all of our outstanding convertible preferred stock into 226,527,933 shares of common stock, the related conversion of all outstanding preferred stock warrants to common stock warrants and the repayment of a note by a stockholder upon the closing of this offering.

After giving effect to the sale by us of              shares of our common stock in this offering at an assumed initial public offering price of $             per share, which is the midpoint of the range listed on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of October 3, 2009, would have been approximately $             million, or $             per share of our common stock. This amount represents an immediate increase in our pro forma net tangible book value of $             per share to our existing stockholders and an immediate dilution in our pro forma net tangible book value of $             per share to new investors purchasing shares of our common stock in this offering at the initial public offering price.

The following table illustrates this substantial and immediate per share dilution to new investors:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of October 3, 2009	$1.99
Increase per share attributable to this offering

Pro forma net tangible book value per share after this offering

Dilution per share to new investors		$

A $1.00 increase (decrease) in the initial public offering price of $             per share would increase (decrease) our pro forma net tangible book value per share after this offering by approximately $             and would increase (decrease) dilution per share to new investors by approximately $            , assuming that the number of shares offered by us, as listed on the cover page of this prospectus, remains the same. In addition, to the extent any outstanding options or warrants are exercised, new investors will experience further dilution.

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value will increase to $             per share, representing an immediate increase to existing stockholders of $             per share and an immediate dilution of $             per share to new investors. If any shares are issued upon exercise of outstanding options or warrants, you will experience further dilution.

The following table summarizes, as of October 3, 2009, the number of shares purchased or to be purchased from us, the total consideration paid or to be paid to us, and the average price per share paid or to be paid to us by existing stockholders and new investors purchasing shares of our common stock in this offering at an assumed initial public offering price of $             per share, which is the midpoint of the range listed on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. As the table below shows, new investors purchasing shares of our common stock in this offering will pay an average price per share substantially higher than our existing stockholders paid.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
(in thousands, except per share and percent)
Existing stockholders	$	%	$	%
New investors

Total		$100%		$100%

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) the total consideration paid to us by new investors by $              million and increase (decrease) the percent of total consideration paid to us by new investors by     % assuming that the number of shares offered by us, as listed on the cover page of this prospectus, remains the same.

The number of shares purchased from us by existing stockholders is based on 241,333,149 shares of our common stock outstanding as of October 3, 2009 after giving effect to the conversion of all of our outstanding convertible preferred stock into common stock upon the closing of this offering. This number excludes:

•	25,316,966 shares of our common stock issuable upon the exercise of stock options outstanding as of October 3, 2009, at a weighted-average exercise price of $1.66 per share;

•	26,638,290 shares of our common stock issuable upon the exercise of warrants outstanding as of October 3, 2009, at a weighted-average exercise price of $5.99 per share; and

•	6,196,679 shares of our common stock reserved for future issuance under our 2005 Amended and Restated Equity Incentive Plan.

If all our outstanding stock options and outstanding warrants had been exercised as of October 3, 2009, our pro forma net tangible book value as of October 3, 2009 would have been approximately $             million or $              per share of our common stock, and the pro forma net tangible book value after giving effect to this offering would have been $              per share, representing dilution in our pro forma net tangible book value per share to new investors of $            .

To the extent that any outstanding options or warrants are exercised, new investors will experience further dilution.

SELECTED HISTORICAL FINANCIAL DATA

The following selected financial data should be read in conjunction with our consolidated financial statements and notes related to those statements, and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The consolidated statements of operations data for the fiscal years ended December 30, 2006, December 29, 2007 and January 3, 2009 and the consolidated balance sheet data as of December 29, 2007 and January 3, 2009 are derived from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the period from May 10, 2005 (date of inception) to December 31, 2005 and the consolidated balance sheet data as of December 31, 2005 and December 30, 2006 are derived from our audited consolidated financial statements not included in this prospectus. The consolidated statements of operations data for the nine months ended September 27, 2008 and October 3, 2009 and the consolidated balance sheet data as of October 3, 2009 are derived from our unaudited consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited consolidated financial data on the same basis as the audited consolidated financial statements and, in our opinion, included all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the information set forth therein. Our historical results for any prior period are not necessarily indicative of results to be expected in any future period, and our results for any interim period are not necessarily indicative of results for a full fiscal year.

	Period from May 10, 2005 (date of inception) to December 31, 2005	Fiscal Years Ended			Nine Months Ended
		December 30, 2006	December 29, 2007	January 3, 2009	September 27, 2008	October 3, 2009
	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue	$–	$–	$–	$6,005	$1,501	$58,814
Cost of revenue(1)	–	–	–	44,435	21,395	108,321

Gross profit/(loss)	–	–	–	(38,430)	(19,894)	(49,507)
Research and development(1)	840	19,927	85,859	125,499	93,425	61,632
Sales and marketing(1)	178	574	2,677	4,838	3,276	5,905
General and administrative(1)	289	5,829	23,279	21,221	16,805	10,633
Asset impairment charges	–	–	–	31,610	31,610	–

Loss from operations	(1,307)	(26,330)	(111,815)	(221,598)	(165,010)	(127,677)
Interest expense	(17)	(494)	(6,906)	(12,444)	(10,770)	(807)
Interest income	–	1,184	2,829	1,870	1,742	131
Other income/(expense), net	–	(1,532)	1,764	107	(5,810)	8,592

Net loss	$(1,324)	$(27,172)	$(114,128)	$(232,065)	$(179,848)	$(119,761)

Deemed dividend on preferred stock	–	–	–	(10,452)	–	–

Net loss attributable to common stockholders	$(1,324)	$(27,172)	$(114,128)	$(242,517)	$(179,848)	$(119,761)

Net loss per share (basic and diluted)(2)	$(0.13)	$(6.69)	$(16.55)	$(23.85)	$(18.33)	$(9.48)

Weighted-average common shares (basic and diluted)(2)	10,000	4,063	6,898	10,167	9,810	12,629

Pro forma loss per share (basic and diluted)(2)				$(2.64)		$(0.70)

Weighted-average common shares used in pro forma calculations (basic and diluted)(2)				91,986		174,179

	As of
	December 31, 2005	December 30, 2006	December 29, 2007	January 3, 2009	October 3, 2009
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$38	$52,838	$148,276	$82,223	$45,307
Working capital	(1,383)	71,096	50,695	40,711	8,085
Property, plant and equipment, net	59	4,663	107,988	204,340	303,502
Total assets	127	83,457	283,888	319,095	589,519
Long-term debt, net of current portion	–	3,945	–	–	21,380
Redeemable convertible preferred stock	–	97,689	311,616	630,859	961,315
Total stockholders’ deficit	(1,324)	(28,215)	(141,829)	(368,487)	(482,650)

(1)	Includes stock-based compensation as follows:

	Fiscal Years Ended			Nine Months Ended
	December 30, 2006	December 29, 2007	January 3, 2009	September 27, 2008	October 3, 2009
	(in thousands)
Cost of revenue	$–	$–	$564	$212	$1,266
Research and development	26	118	1,744	992	2,485
Sales and marketing	2	7	131	54	305
General and administrative	84	100	1,136	808	1,402

Total	$112	$225	$3,575	$2,066	$5,458

(2)	See Note 17 to the Notes to Consolidated Financial Statements for an explanation of the method used to calculate basic and diluted net shares used to calculate net loss per share and pro forma loss per share.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read together with “Selected Historical Financial Data” and the financial statements and related notes that are included elsewhere in this prospectus. This discussion contains forward-looking statements, which are based upon our current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or in other parts of this prospectus. All forward-looking statements in this document are based on information available to us as of the date hereof and we assume no obligation to update any such forward-looking statements.

Overview

We have designed a photovoltaic system featuring proprietary cylindrical modules that we believe can enable the lowest cost of electricity on commercial rooftops by delivering the lowest total system costs per watt and the highest kilowatt hour production per rooftop for typical installations. Our photovoltaic systems, which are comprised of panels and mounts, enhance sunlight collection by capturing direct, diffuse and reflected sunlight across a 360-degree photovoltaic surface, which is then converted into electricity. We manufacture our solar panels in a highly automated plant where we perform all operations required to process commodity materials into the final product.

Since our inception in May 2005 until early 2007, we focused our efforts primarily on research and development relating to our photovoltaic systems and related manufacturing equipment and processes. Beginning in early 2007, we began installation of manufacturing equipment and development of manufacturing processes for high-volume production of our solar panels at our first manufacturing facility, which we refer to as Fab 1. Our photovoltaic systems were certified by the Canadian Standards Association and VDE (the German Association for Electrical, Electronic and Information Technologies) to Underwriters Laboratories Inc. and International Electrotechnical Commission standards in the first half of 2008. We commenced low-volume commercial production and shipments of our solar panels in July 2008. For the remainder of 2008, we expanded into a full-scale, replicable, highly automated production line for Fab 1 and achieved an annualized production run rate of 7.8 megawatts, or MW, at the end of 2008. During 2009, we continued installation of additional full-scale production equipment at Fab 1, which had an annualized production run rate of 45 MW during our fiscal month ended December 5, 2009. Annualized production run rate is expressed in MW and equals the aggregate nameplate panel power ratings of the panels we produced in our most recent fiscal month, multiplied by 12. Nameplate panel power rating is expressed in watts per panel and represents the watt-peak capacity of photovoltaic panels measured under standard test conditions for our panels. We primarily sell our photovoltaic systems to value-added resellers, including system integrators and roofing materials manufacturers, and to a lesser extent to system owners. These value-added resellers typically resell our systems for use by photovoltaic system owners, which include third-party investors, enterprises such as manufacturers, wholesaler-distributors and big-box retailers, government entities and utility companies. Over 85% of our sales to date have been to customers located in Europe, with the balance primarily to customers located in the United States. We expect that a significant portion of our sales will continue to be to customers located in Europe for the foreseeable future given the availability of local government incentives for solar products. Since commencing commercial shipment of our photovoltaic systems, our results of operations have benefited from the Euro’s strength against the U.S. dollar relative to historical levels.

From July 2008, when we commenced commercial shipment of our photovoltaic systems, through October 3, 2009, we generated $64.8 million in revenue. Our revenue has grown from $6.0 million for the fiscal year ended January 3, 2009 to $58.8 million for the nine months ended October 3, 2009. Total sales measured in MW have increased from 1.6 MW for the fiscal year ended January 3, 2009 to 17.2

MW for the nine months ended October 3, 2009. We have incurred significant operating and net losses since our inception, as we have continued to invest significantly in expansion of our production capacity to lower our manufacturing cost per watt and meet customer demand. In addition, we continue to invest in sales and marketing resources in order to enable us to further penetrate the commercial rooftop market. We have funded these activities through private placements of our preferred stock and, to a lesser extent, with borrowings under promissory notes, revolving lines of credit and a loan guaranteed by the DOE.

From our inception through October 3, 2009, we have invested in excess of $290 million in our research and development activities, which are focused on improving the performance of our existing systems as well as improving manufacturing processes to maximize production throughput and yield. As of October 3, 2009, we had an accumulated deficit of $505.0 million and expect to continue to incur substantial operating and net losses for the foreseeable future.

Our future financial performance will depend on our ability to increase our revenue while continuing to reduce our manufacturing cost per watt. Our future revenue growth will depend on our ability to expand our production capacity and continue to increase sales to the commercial rooftop market, as well as external factors, such as the availability of government incentives and financing capital for our customers and system owners. Our ability to continue to reduce our manufacturing cost per watt will primarily depend on our ability to increase our production volumes through improvements in our manufacturing yield and throughput, construction of additional manufacturing facilities, and installation of additional manufacturing equipment, which we expect to reduce our fixed manufacturing costs on a per-watt basis.

Our fiscal year is the 52- or 53-week period ending on the Saturday closest to December 31.

Manufacturing

We manufacture our solar panels and perform all manufacturing steps ourselves at Fab 1. We are in the process of expanding the capacity at Fab 1 and expect to reach an annualized production run rate of 110 MW by the fourth fiscal quarter of 2010, assuming achievement of minimum product development objectives and planned manufacturing process improvements. Throughout the construction, build-out, expansion and operation of Fab 1, we have made significant advancements in our production processes, facility design and equipment design and manufacturing. We expect to benefit from these advances as we further expand our production capacity.

In September 2009, we commenced the construction of our second manufacturing facility, which we refer to as Fab 2, after securing a $535 million loan facility from the Federal Financing Bank guaranteed by the U.S. Department of Energy, or the DOE, under its loan guarantee program for innovative clean energy technologies, which we refer to as the DOE guaranteed loan facility. We expect to construct Fab 2 in two phases, with each phase expected to have an annualized production run rate of 250 MW, assuming achievement of minimum product development objectives and planned manufacturing process improvements. The guaranteed loan amount constitutes 73% of the expected aggregate project costs of the first phase of Fab 2, which we refer to as Phase I. We expect the project costs for Phase I to total approximately $733 million, which includes a contingency reserve of approximately $65 million. The construction of Phase I is underway, and we expect the first production output from Phase I to be in the first quarter of 2011. We expect Phase I to have an annualized production run rate of 250 MW by the end of the first half of 2012, assuming achievement of minimum product development objectives and planned manufacturing process improvements.

We intend to use the proceeds of this offering to finance the second phase of Fab 2, which we refer to as Phase II. We believe that Phase II represents a significant opportunity to further expand our production capacity and reduce our costs of manufacturing. We estimate that the costs for Phase II will be approximately $642 million, which amount includes building expansion and improvements, manufacturing equipment, certain sales, marketing and other start-up costs, and a contingency reserve of approximately $53 million. On September 11, 2009, we applied for a second loan guarantee from the DOE, in the amount of approximately $469 million, to partially fund Phase II. If we are unable to obtain the DOE guaranteed loan in whole or in part, we intend to fund any financing shortfall with some combination of proceeds of this offering, cash flows from operations, debt financing and additional equity financing.

We intend to further expand our production capacity by constructing additional manufacturing facilities in response to current and anticipated future demand for our systems and subject to the availability of capital. We have made and will continue to make significant up-front investments to increase our production capacity, which will reduce our cash balances and increase our cost of revenue in the short term, but we expect that these investments will decrease our manufacturing cost per watt and increase our revenue in the long term.

Financial Operations Overview

The following describes certain line items in our statements of operations and some of the factors that affect our operating results.

Revenue

We began generating revenue upon our commencement of commercial shipments of our photovoltaic systems in July 2008. We generate revenue from the sale of our photovoltaic systems including solar panels and mounts. We price and sell our photovoltaic systems on the basis of their nameplate panel power rating. As a result, our revenue will fluctuate based on how many panels we can produce and sell and the nameplate panel power rating of those panels. For the fiscal year ended January 3, 2009, revenue from Geckologic GmbH and Phoenix Solar AG accounted for 29% and 27%, respectively, of our total revenue. For the nine months ended October 3, 2009, revenue from USE Umwelt Sonne Energie GmbH, Carlisle Syntec Incorporated and Alwitra GmbH accounted for 19%, 17% and 13%, respectively, of our total revenue. We expect that our customer concentration will decrease over time as we increase our production capacity to meet the requirements of an expanded customer base.

The solar industry has been moving from a supply-driven to a demand-driven industry, with increasing competitive pressure that has resulted in lower average selling prices across the industry over the prior year. Our customers face significant challenges under current economic conditions, including tightening of the supply of capital to finance solar projects. Our revenue could be adversely impacted if legislation is enacted that reduces the current subsidy programs in Europe or North America, if interest rates increase or if the availability of financing continues to be constrained, any of which could impact our customers’ ability to finance their projects on commercially acceptable terms.

We sell all of our photovoltaic systems on a purchase order basis, both under the terms of framework agreements and on a standalone basis. As of the date of this prospectus, we have framework agreements with system integrators and roofing materials manufacturers outlining the general terms for the delivery of up to 865 MW of our photovoltaic systems by the end of 2013. Although these framework agreements are long-term contracts that set forth volume and price expectations over a number of years, they generally do not result in firm purchase commitments until a purchase order is issued. Our ability to convert the preliminary volume expectations contained in our framework agreements into revenue will depend on a number of factors, including our product performance, our ability to manufacture sufficient quantities of our systems, our customers’ financial condition, and the availability of government subsidy programs and capital to finance solar projects. Furthermore, sales prices under our framework agreements with our European customers are denominated in Euros, exposing us to risks related to currency exchange rate fluctuation.

Cost of revenue

Our cost of revenue includes the cost of raw materials, including glass, copper, indium, gallium and selenium. We do not expect that an increase in the cost of copper, indium, gallium or selenium would have a significant impact on our cost of revenue because the cost of those materials represents a relatively small portion of our overall solar panel manufacturing cost. Our cost of revenue also includes depreciation of manufacturing plant and equipment; manufacturing overhead, such as rent, utilities, equipment maintenance, environmental health and safety compliance, quality and production control and procurement; direct labor; and the cost of mounts and related installation accessories. In addition, we include provisions for estimated future warranty claims in our cost of revenue. Because our cost of producing our photovoltaic systems has exceeded their selling price to date, our cost of revenue has also included provisions to write down the carrying value of our work in process and finished good inventories to their market value.

Gross profit/(loss) is the difference between revenue and the cost of revenue, which will be affected by a number of factors, including our average selling prices, foreign exchange rates, our actual manufacturing costs and the utilization of our production facilities. As a result, our gross profit/(loss) may vary from quarter to quarter.

Research and development expense

Our research and development expense consists primarily of salaries and personnel-related costs and the cost of products, materials and outside services used in our process and product development activities. Our research and development expense also includes the cost of operating production equipment before it has been qualified for commercial production, including the cost of raw materials for solar modules run through the production line during this qualification phase. We expect our research and development expense to increase in absolute dollars for the foreseeable future as we continue to make improvements in our product performance and manufacturing processes. In the long term, we expect our research and development expense to decline in both absolute dollars and as a percentage of our revenue as we realize economies of scale.

Sales and marketing expense

Our sales and marketing expense consists primarily of salaries and other personnel-related costs, marketing programs and trade show costs, travel expense and other selling expenses. We expect our sales and marketing expense to increase in absolute dollars for the foreseeable future as we continue to increase the number of our sales and channel support personnel worldwide and expand our geographic footprint.

General and administrative expense

Our general and administrative expense consists primarily of salaries and other personnel-related costs, professional fees related to legal, tax and audit services, and facilities costs related to our executive, finance, human resources and legal organizations. We expect our general and administrative expense to increase in absolute dollars for the foreseeable future as we expand our finance, legal and human resources organizations and incur additional accounting, legal and administrative costs associated with being a public company, including complying with the Sarbanes-Oxley Act of 2002.

Interest expense

Our interest expense recorded to date was primarily related to our credit facility with HSH Nordbank A.G., or HSH Nordbank, which we used primarily to finance Fab 1 construction and equipment costs. We paid the outstanding balance under the HSH Nordbank credit facility in full in July 2008. Our interest expense also includes amortization of debt issuance costs as well as changes in the fair value of warrants issued in connection with previous financing events.

We capitalize interest incurred under the DOE guaranteed loan facility as the proceeds under the facility are used to fund the construction of Phase I of Fab 2. We expect to continue to capitalize interest incurred under the DOE guaranteed loan facility until Phase I becomes operational.

Interest income

Our interest income consists primarily of interest earned on our cash and cash equivalents.

Other income/(expense), net

Our other income/(expense), net includes foreign currency gain (loss) resulting from holding assets and liabilities and conducting transactions denominated in currencies other than our functional currency, the U.S. dollar. Our other income/(expense), net also includes adjustments to fair market value related to our preferred stock warrants.

Critical Accounting Policies and Estimates

Our financial statements are prepared in accordance with generally accepted accounting principles in the United States, or GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, costs and expenses and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. In many instances, we could have reasonably used different accounting estimates, and in other instances, changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, our actual results could differ significantly from the estimates made by our management. To the extent that there are material differences between these estimates and our actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected.

In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require management’s judgment in its application, while in other cases, management’s judgment is required in selecting among available alternative accounting standards that allow different accounting treatment for similar transactions. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates. Our management has reviewed these critical accounting policies, our use of estimates and the related disclosures with our audit committee.

Revenue recognition

We sell our systems directly to value-added resellers, including system integrators and roofing materials manufacturers, and to system owners. We recognize revenue when persuasive evidence of an arrangement exists, delivery of the product has occurred, title and risk of loss has passed to the customer, the sales price is fixed or determinable and collectability of the resulting receivable is reasonably assured. Under this policy, we record a trade receivable for the selling price of our product and reduce inventory for the cost of goods sold when delivery occurs in accordance with the terms of the respective sales agreements. Our only revenue-generating activity is the sale of our photovoltaic systems. We are able to determine that the criteria for revenue recognition have been met by examining objective data, and the only estimates that we generally have to make regarding revenue recognition pertain to the collectibility of the resulting receivable. We have not experienced significant variability in our collections to date. Other than standard warranty obligations, there are no rights of return or significant post-shipment obligations with respect to our products.

Product Warranties

We provide a limited warranty for defects in materials and workmanship under normal use and service conditions for five years following the installation of our photovoltaic systems. We also warrant to the owner of our photovoltaic systems that panels installed in accordance with our agreed-upon specifications will produce at least 90% of their initial nameplate panel power rating during the first 10 years following their installation and at least 80% of their initial nameplate panel power rating during the following 15 years. Our warranties are automatically transferred from the original purchaser of our photovoltaic systems to a subsequent purchaser. We accrue warranty costs when we recognize revenue, using amounts estimated based on our historical experience with warranty claims, our monitoring of field installation sites, in-house testing and the historical experience of comparable companies within our industry. To date, our actual costs to provide warranty services have been immaterial. However, given the limited commercial shipment history of our systems, we have accrued our warranty provision primarily based on the experience of comparable companies within the same industry and in-house testing. Although we believe that our estimates are adequate and that the judgment we apply is appropriate, our actual warranty costs could differ materially from our estimates. If we experience an increase in warranty claims above our estimates or our costs to provide warranty services increase, we would be required to increase our warranty accrual and our cost of revenue would increase.

Inventory Valuation

We value our inventory at the lower of cost or market. Two primary factors, the average selling price of our systems and our manufacturing cost, impact the realizable value of our inventory, and accordingly, we continually evaluate the recoverability of our inventory based on our assumptions about customer demand, market conditions and our manufacturing cost. We regularly review the cost of inventory against its estimated market value and record a lower of cost or market write-down if any inventories have a cost in excess of their estimated market value. The write-down is equal to the difference between the cost of our inventory and its estimated market value based upon our assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by our management, additional inventory reserves or write-downs may be required that could negatively impact our gross profit/(loss) and operating results. If actual market conditions are more favorable, there would be a positive impact on gross profit/(loss) when products that have been previously reserved or written down are eventually sold.

Stock-Based Compensation

Our stock-based compensation expense is as follows (in thousands):

	Fiscal Years Ended			Nine Months Ended
	December 30, 2006	December 29, 2007	January 3, 2009	September 27, 2008	October 3, 2009
Cost of revenue	$–	$–	$564	$212	$1,266
Research and development	26	118	1,744	992	2,485
Sales and marketing	2	7	131	54	305
General and administrative	84	100	1,136	808	1,402

Total	$112	$225	$3,575	$2,066	$5,458

Stock-based compensation expense for each stock-based award is determined using the grant date fair value of the award, and is recognized on a straight-line basis over the requisite employee service period, which is generally the vesting period for the award. Stock-based compensation expense recognized in our statements of operations is based on awards ultimately expected to vest and has been reduced for estimated forfeitures. We estimate the number of awards that will be forfeited at the time of grant and revise these estimates, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

We use the Black-Scholes option pricing model to estimate the grant date fair value of our employee stock options. This model was developed for use in estimating the value of publicly traded options that have no vesting restrictions and are fully transferable, characteristics which are not present in our options. Accordingly, the Black-Scholes model may not provide a reliable measure of the grant date fair values of our stock options. Consequently, there is a risk that our estimates of the grant date fair values of these awards may bear little resemblance to the actual values realized upon exercise. Stock options may expire or otherwise result in zero intrinsic value as compared to the fair values originally estimated on the grant date and reported in our financial statements. Alternatively, value may be realized from these instruments that are significantly higher than the fair values originally estimated on the grant date and reported in our financial statements.

Determining the grant date fair value of stock-based awards using the Black-Scholes model is affected by the value of the underlying stock on the date of grant, which we determined as described below, as well as by assumptions regarding a number of complex and subjective variables. These variables include the expected term of the awards, expected stock price volatility over the term of the awards, assumed risk-free interest rates and expected dividends. For the 2006, 2007 and 2008 fiscal years and for the nine months ended October 3, 2009, we calculated the fair value of options granted to our employees using the following assumptions:

	Fiscal Years Ended			Nine Months Ended
	December 30, 2006	December 29, 2007	January 3, 2009	October 3, 2009
Risk-free interest rate	4.45% - 5.14%	4.41% - 4.68%	1.67% - 3.31%	1.79% - 2.71%
Expected term (years)	5.5 - 6.3	6.3	6.0 - 6.3	6.0 - 6.3
Volatility	83.5%	83.5%	66.3% - 81.5%	65.0%
Expected dividends	0.0%	0.0%	0.0%	0.0%

Because our stock is not publicly traded, we estimate expected volatility based on historical volatilities of comparable publicly traded companies. The expected term was determined utilizing the “simplified” method as prescribed by authoritative guidance, which uses the midpoint between the vesting date and the end of the contractual term. The risk-free interest rate is based on U.S. Treasury zero-coupon issues with remaining terms similar to the expected term on the options. Because we have never declared or paid cash dividends and do not expect to pay cash dividends in the foreseeable future, the expected dividend yield was assumed to be zero. If we determine that another method to estimate expected volatility or expected term is more reasonable than our current methods, or if another method for calculating these assumptions is prescribed by authoritative guidance, the fair value calculated for future stock-based awards could change significantly from past awards, even if the principal terms of the awards are similar. Higher volatility and longer expected terms result in an increase to stock-based compensation determined at the date of grant. The expected dividend rate and expected risk-free interest rate are not as significant to the calculation of fair value.

In addition, in determining stock-based compensation expense, we develop an estimate of the number of stock-based awards that we expect to vest. Quarterly changes in our estimates of award forfeiture rates and further adjustments when the awards actually vest can have a significant effect on reported stock-based compensation. Increases to the estimated forfeiture rate will result in a decrease to the expense recognized in our financial statements during the quarter of the change and future quarters. Decreases in the estimated forfeiture rate will result in an increase to the expense recognized in the financial statements during the quarter of the change and future quarters. These adjustments affect our cost of revenue, research and development expense, sales and marketing expense and general and administrative expense. The expense we recognize in future periods could differ significantly from the current period and our forecasts due to adjustments in the estimated number of stock-based awards that we expect to vest and further adjustments when the awards actually vest.

The following table lists the stock option grants made to employees during the fiscal year ended January 3, 2009 and to date during the fiscal year ending January 2, 2010:

Date of Grant	Number of Shares Granted	Exercise Price
February 14, 2008	2,057,160	$1.60
February 27, 2008	266,500	1.60
August 14, 2008	715,000	11.10	(1)
September 15, 2008	1,519,400	11.10	(2)
December 19, 2008	40,000	3.35
December 23, 2008	1,464,480	3.35
January 27, 2009	95,000	3.35
March 9, 2009	72,000	3.35
March 17, 2009	65,000	3.35
April 20, 2009	73,000	3.35
September 4, 2009	18,051,120	1.39
December 3, 2009	1,166,500	3.54

(1)	On January 27, 2009, the options that were granted on August 14, 2008 were repriced to have a new exercise price of $3.35 per share, which was the fair value of our common stock on the date of the repricing.
(2)	On December 23, 2008, options for 1,464,400 shares of common stock that were granted on September 15, 2008 were repriced to have a new exercise price of $3.35 per share, which was the fair value of our common stock on the date of the repricing. The remaining options that had been granted on September 15, 2008 had either been exercised or had expired unexercised prior to the date of repricing.

For all periods, we granted employees stock options at exercise prices equal to the fair value of the underlying common stock at the time of grant, as determined by our board of directors. Given the absence of an active market for our common stock prior to this offering, our board of directors considered numerous objective and subjective factors in valuing our common stock in accordance with the guidance in the American Institute of Certified Public Accountants Technical Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation,” which we refer to as the AICPA Practice Aid. These objective and subjective factors included:

•	the price at which shares of our convertible preferred stock had been sold to investors;

•	the rights, preferences and privileges of our convertible preferred stock relative to those of our common stock;

•	our operating and financial performance;

•	hiring of key personnel;

•	certification and commercialization of our products;

•	our stage of development and revenue growth;

•	the lack of an active public market for our common and preferred stock;

•	industry information such as market growth and volume;

•	the performance of similarly situated companies in our industry;

•	the execution of sales and strategic agreements;

•	the risks inherent in the development and expansion of our products; and

•	the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company, given prevailing market conditions and the nature and history of our business.

Our board of directors also considered common stock valuations performed as of December 6, 2007, August 8, 2008, November 1, 2008, July 6, 2009 and October 12, 2009 in determining the grant date fair value of our common stock. These valuations resulted in the following estimates of the fair value of our common stock:

Valuation Date	Fair Value Per Share
December 6, 2007	$1.60
August 8, 2008	11.10
November 1, 2008	3.35
July 6, 2009	1.39
October 12, 2009	3.54

The common stock valuations as of December 6, 2007, August 8, 2008, November 1, 2008 and July 6, 2009 utilized the prior sale of company stock method as the primary method in estimating our enterprise value, as the AICPA Practice Aid indicates a third-party transaction between a willing buyer and a willing seller is the best indication of the fair value of an enterprise. The primary sale of company stock method focuses on prior arm’s-length sales of equity interests in determining fair value. Considerations that were factored into the prior sale of company stock method included: (1) the size and amount of equity interests sold; (2) the relationship of the parties involved in the sale transaction; (3) the timing of the sale compared to the valuation date; and (4) the financial condition and structure of the company at the time of the sale.

The income approach was then used to evaluate the reasonableness of the results arrived under the prior sale of company stock method. Under the income approach, the fair value of a business is estimated based on the cash flows that the business can be expected to generate over its remaining life. In applying the income approach, our estimated cash flows for the current year and the three succeeding years were converted to their present value equivalent using a rate of return appropriate for the risk of achieving our projected cash flows. The present value of the estimated cash flows was then added to the present value equivalent of the residual value of the business at the end of projection period to arrive at an estimate of the fair value of the business.

Once the enterprise value was estimated pursuant to the foregoing analyses, the value was allocated among the company’s debt and its various classes of equity based on the characteristics of each such class and its claim on the company’s assets. Stock characteristics that were factored into the analyses included liquidation preferences, participation features, convertibility features and value sharing between classes of stock.

The common stock valuation as of December 6, 2007 was performed following our sale of shares of our Series C-2 preferred stock in December 2007 at a price of $11.5515 per share to several venture capital and private equity firms, including five new investors. The price per share for the Series C-2 shares and the terms of the transaction were the result of negotiations between us and the Series C-2 investors. The Series C-2 price was utilized in performing the primary sale of company stock analysis. Factors considered in calculating the enterprise value implied in the financing transaction included the total size of the investment, the preference of other securities relative to the Series C-2 preferred stock, an estimated asset volatility of 55.0%, an estimated time to liquidation of 0.91 years and a risk-free rate of return of 3.2%. The income approach assumed a cash flow discount rate of 70% and a terminal multiple of 5.3x revenue, which was based on comparable company data.

The common stock valuation as of August 8, 2008 was performed following our initial sale of Series D-3 preferred stock in August 2008 at a price of $23.0017 per share to several venture capital and private equity firms. The price per share for the Series D-3 shares and the terms of the transaction were the result of negotiations between us and the Series D-3 investors. The Series D-3 price was utilized in performing the primary sale of company stock analysis. Factors considered in calculating the enterprise value implied in the financing transaction included the total size of the investment, the preference of other securities relative to the Series D-3 preferred stock, an estimated asset volatility of 175.0%, an estimated time to liquidation of 0.64 years and a risk-free rate of return of 2.0%. The income approach assumed a cash flow discount rate of 30% and a terminal multiple of 3.5x revenue, which was based on comparable company data.

The common stock valuation as of November 1, 2008 was performed following our execution of a term sheet relating to the sale of Series E preferred stock at a price of $10.0589 per share to several venture capital and private equity firms. The term sheet contemplated that the price at which each share of Series E preferred stock would be converted into common stock would automatically be reduced to $7.3668 per share if we were unable to satisfy certain conditions by July 31, 2009. The price per share for the Series E shares and the terms of the transaction were the result of negotiations between us and the Series E investors. The two potential Series E prices were utilized in performing the primary sale of company stock analysis, with the enterprise value determined based on the average of the two outcomes. Factors considered in calculating the enterprise value implied in the financing transaction included the total size of the investment, the preference of other securities relative to the Series E preferred stock, an estimated asset volatility of 100.0%, an estimated time to liquidation of 2.00 years and a risk-free rate of return of 1.56%. The income approach assumed a cash flow discount rate of 20% and a terminal multiple of 3.7x revenue in the $10.0589 scenario and 3.2x revenue in the $7.3668 scenario, which were based on comparable company data.

The common stock valuation as of July 6, 2009 was performed following our execution of a term sheet relating to the sale of Series F preferred stock at a price of $3.9643 per share to several venture capital, private equity firms and other accredited investors, including 27 new investors. The price per share for the Series F shares and the terms of the transaction were the result of negotiations between us and the Series F investors. The Series F price was utilized in performing the primary sale of company stock analysis. Factors considered in calculating the enterprise value implied in the financing transaction included the total size of the investment, the preference of other securities relative to the Series F preferred stock, an estimated asset volatility of 115.0%, an estimated time to liquidation of 1.5 years and a risk-free rate of return of 0.72%. The income approach assumed a cash flow discount rate of 45% and a terminal multiple of 3.0x revenue, which was based on comparable company data.

Commencing on the valuation date of October 12, 2009, our board of directors began utilizing a probability-weighted expected return method to estimate the fair value of our common stock. The recent growth and expansion of our business, combined with the general improvement in capital markets, has allowed us to better forecast the occurrence of a liquidity event within the next two years. This valuation model considered the probability of each of the following scenarios occurring within a two-year period from the date of valuation:

•	an initial public offering of our common stock with a range of assumed enterprise values on five different dates between June 30, 2010 and June 30, 2011; and

•	remaining a private company.

In applying this probability-weighted expected return method, our board of directors reviewed our enterprise value determined by both a discounted cash flow valuation method and a market comparable method, incorporating adjustments to the enterprise value in light of their consideration of the general economic factors described above. Our board of directors, based on its discussions with our management, reviewed and determined the probability of the occurrence of each of the six scenarios over the following two year-period. Our board of directors then considered an appropriate marketability discount, reflecting the lack of marketability of our common stock, to determine the estimated fair value of our common stock at such valuation date.

The valuation as of October 12, 2009 reflected marketability discounts ranging from 16% to 26% depending on the scenario. The probability of an initial public offering was estimated to be between 5% and 25% in the two-year period following the valuation date, with a probability applied to five different possible initial public offering dates within that period. The discounted cash flow analysis assumed a discount rate of 14%.

Based on the foregoing considerations, our board of directors determined the grant date fair value of our common stock for stock option grants made to employees during the fiscal year ended January 3, 2009 and to date during the fiscal year ending January 2, 2010 as follows:

•

At each grant date in February 2008, our board of directors considered numerous objective and subjective factors, including the most recent valuation of our common stock as of December 6, 2007, in determining the fair value of our common stock. Significant events that had occurred subsequent to the most recent prior grant date, in November 2007, included the sale of $154.0 million of our Series C-2 preferred stock in December 2007 at a price per share of $11.5515 and our hiring of a chief financial officer in January 2008.

•

At each grant date in August and September 2008, our board of directors considered numerous objective and subjective factors, including the most recent valuation of our common stock as of August 8, 2008, in determining the fair value of our common stock. Significant events that had occurred subsequent to the most recent prior grant date, in February 2008, included: shipment of our first beta products to a customer site in May 2008; submission of our DOE loan guarantee application for Phase I of Fab 2 in June 2008; the sale of $25.0 million of our Series D-2 preferred stock in July 2008 at a price of $18.4014 per share; the sale of $119.1 million of convertible notes in July and August 2008, the proceeds of which were used to refinance existing debt; the sale of an aggregate of $50.0 million of our Series D-3 preferred stock in August and September 2008 at a price of $23.0017 per share; and the signing of framework agreements with two customers, which provided for the sale of our photovoltaic systems.

•

At each grant date in December 2008 and January, March and April 2009, our board of directors considered numerous objective and subjective factors, including the most recent valuation of our common stock as of November 1, 2008, in determining the fair value of our common stock. Significant events that had occurred subsequent to the most recent prior grant date, in September 2008, included: the sale of an additional $25.0 million of Series D-3 preferred stock in October 2008 at a price of $23.0017 per share; the sale of $97.0 million of our Series E preferred stock in November 2008 at a price of $10.0589 per share, which represented a significantly reduced valuation relative to our last round of financing and the terms of which contemplated an automatic reduction in the conversion price of the Series E preferred stock if we were unable to satisfy certain conditions by July 31, 2009; the sale of an aggregate of $50.0 million of Series E preferred stock to existing investors in January and February 2009 at a price of $10.0589 per share; and approval of our application for a $535 million DOE loan guarantee for Phase I of Fab 2. In addition, during this period the global credit crisis had a significant impact on the solar industry, as funding for several current and planned solar installations had been halted due to economic uncertainty and the lack of availability of credit financing. The credit crisis also had a significant adverse impact on the equity capital markets, resulting in significantly reduced valuations for many companies and a decreased likelihood of our ability to achieve a liquidity event.

•

With respect to the grant date in September 2009, our board of directors considered numerous objective and subjective factors, including the most recent valuation of our common stock as of July 6, 2009, in determining the fair value of our common stock. Significant events that had occurred subsequent to the most recent prior grant date, in April 2009, included: the adjustment to the conversion price for our Series E preferred from $10.0589 per share to $7.3668 per share upon our failure to satisfy certain conditions specified in the Series E financing agreements; the sale of $286.0 million of our Series F preferred stock in September 2009 at a price of $3.9643 per share, which represented a significantly reduced valuation relative to our last round of financing; and the financial closing of the DOE guaranteed loan facility relating to Phase I of Fab 2 in September 2009.

•

With respect to the grant date in December 2009, our board of directors considered numerous objective and subjective factors, including the most recent valuation of our common stock as of October 12, 2009, in determining the fair value of our common stock. Significant events that had occurred subsequent to the most recent prior grant date, in September 2009, included the signing of framework agreements with two additional customers, which provided for the sale of our photovoltaic systems; commencement of preparatory activities for an initial public offering and the increased likelihood of a liquidity event; and improvement in current market and general economic conditions.

We believe consideration of the factors described above by our board of directors was a reasonable approach to estimating the fair value of our common stock for those periods. Determining the fair value of our stock requires complex and subjective judgments, however, and there is inherent uncertainty in our estimates of fair value.

Impairment of Long-Lived Assets

We evaluate our long-lived assets for indicators of possible impairment by comparison of the carrying amounts to future net undiscounted cash flows expected to be generated by such assets when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Should an impairment exist, the impairment loss would be measured based on the excess carrying value of the asset over the asset’s estimated fair value. We recorded $31.6 million of asset impairment charges during the nine months ended September 27, 2008. The asset impairment charges were recorded for certain pre-production equipment that we determined would not qualify for production use and which had no alternative future use.

Income Taxes

We account for income taxes under the asset and liability method, which requires, among other things, that deferred income taxes be provided for temporary differences between the tax basis of our assets and liabilities and the amounts reported in the financial statements. In addition, deferred tax assets are recorded for the future benefit of utilizing net operating losses and research and development credit carryforwards. A valuation allowance is provided against deferred tax assets unless it is more likely than not that they will be realized. Due to our history of operating losses and uncertainty of future income, we have recorded a full valuation allowance against our net deferred tax assets.

Effective December 31, 2006, we adopted authoritative guidance that prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. We assess all material positions taken in any income tax return, including all significant uncertain positions, in all tax years that are still subject to assessment or challenge by relevant taxing authorities. Assessing an uncertain tax position begins with the initial determination of the position’s sustainability and is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. As of each balance sheet date, unresolved uncertain tax positions must be reassessed, and we will determine whether (i) the factors underlying the sustainability assertion have changed and (ii) the amount of the recognized tax benefit is still appropriate. The recognition and measurement of tax benefits requires significant judgment. Judgments concerning the recognition and measurement of a tax benefit might change as new information becomes available.

Results of Operations

	Fiscal Years Ended			Nine Months Ended
	December 30, 2006	December 29, 2007	January 3, 2009	September 27, 2008	October 3, 2009
	(in thousands)
Revenue	$–	$–	$6,005	$1,501	$58,814
Cost of revenue	–	–	44,435	21,395	108,321

Gross profit/(loss)	–	–	(38,430)	(19,894)	(49,507)
Research and development	19,927	85,859	125,499	93,425	61,632
Sales and marketing	574	2,677	4,838	3,276	5,905
General and administrative	5,829	23,279	21,221	16,805	10,633
Asset impairment charges	–	–	31,610	31,610	–

Operating loss	(26,330)	(111,815)	(221,598)	(165,010)	(127,677)
Interest expense	(494)	(6,906)	(12,444)	(10,770)	(807)
Interest income	1,184	2,829	1,870	1,742	131
Other income/(expense), net	(1,532)	1,764	107	(5,810)	8,592

Net loss	$(27,172)	$(114,128)	$(232,065)	$(179,848)	$(119,761)

Comparison of the nine months ended October 3, 2009 and September 27, 2008

Revenue.    Revenue increased from $1.5 million in the nine months ended September 27, 2008 to $58.8 million in the nine months ended October 3, 2009 as a result of the increase in MW volume sold. The increase in MW volume sold was primarily attributable to the continued production ramp at Fab 1 and continued improvements to our manufacturing process and yields. In addition, we did not begin recognizing revenue until July 2008, when we commenced commercial product shipments. During the nine months ended September 27, 2008 and October 3, 2009, 79% and 51%, respectively, of our revenue resulted from sales to customers located in Germany, all of which sales were denominated in Euro.

Cost of revenue.    Cost of revenue increased from $21.4 million in the nine months ended September 27, 2008 to $108.3 million in the nine months ended October 3, 2009. The increase was due to higher production and sales volumes, which resulted from the continued production ramp at Fab 1 and the commencement of commercial product shipments in July 2008. Prior to the commencement of commercial product shipments, we recorded all of our factory operating costs as research and development expense. The increase in cost of revenue was primarily due to a $26.5 million increase in direct material expense, a $0.9 million increase in warranty expense, and a $59.0 million increase in manufacturing overhead costs. The increase in manufacturing overhead costs was primarily due to a $31.1 million increase in salaries and other personnel-related expenses due to increased headcount and additional stock-based compensation awards, a $10.6 million increase in facility and related expenses and a $14.3 million increase in depreciation expense, in each case, primarily resulting from increased infrastructure associated with the continued production ramp at Fab 1.

Research and development expense.    Research and development expense decreased from $93.4 million in the nine months ended September 27, 2008 to $61.6 million in the nine months ended October 3, 2009. The decrease was primarily attributable to a decrease of $4.8 million in personnel-related expenses, a decrease in product development expenses of $8.4 million and a decrease in research and development related factory costs of $7.9 million. Research and development headcount decreased from 332 at September 27, 2008 to 272 at October 3, 2009, as certain employees moved out of the research and development function into manufacturing operations, where their costs are recorded as cost of revenue to support production in Fab 1. Additionally, contractor and consulting expense decreased $1.8 million and equipment repair and maintenance expense decreased $3.8 million. The factory-related costs recorded as research and development expense decreased significantly starting in July 2008 when we commenced commercial product shipments, after which time such costs have been recorded as cost of revenue.

Sales and marketing expense.    Sales and marketing expense increased from $3.3 million in the nine months ended September 27, 2008 to $5.9 million in the nine months ended October 3, 2009. The increase was driven by an increase in personnel-related expenses of $2.4 million due to the increase in our sales and marketing headcount from six as of September 27, 2008 to 35 as of October 3, 2009 to support increasing sales volume worldwide. In addition, stock-based compensation expense increased by $0.3 million and travel expenses increased $0.6 million, offset by decreased marketing expenses of $0.6 million resulting from reduced public relations spending.

General and administrative expense.    General and administrative expense decreased from $16.8 million in the nine months ended September 27, 2008 to $10.6 million in the nine months ended October 3, 2009. The decrease was primarily due to decreases in facilities and information systems related expenses of $6.1 million, offset by increases in depreciation expense of $0.6 million and stock compensation expense of $0.6 million. The facilities and information systems related expenses recorded as general and administrative expense decreased significantly starting in July 2008 when we commenced commercial product shipments, after which time such costs have been recorded as cost of revenue. General and administrative expense for the nine months ended October 3, 2009 included $1.0 million of legal and travel expenses related to a financing transaction.

Asset impairment charges.    We recorded $31.6 million of asset impairment charges during the nine months ended September 27, 2008. The asset impairment charges were recorded for certain pre-production equipment that we determined would not qualify for production use and which had no alternative future use.

Interest expense.    Interest expense decreased from $10.8 million in the nine months ended September 27, 2008 to $0.8 million in the nine months ended October 3, 2009. Interest expense for the nine months ended October 3, 2009 was primarily related to a revolving loan facility with one of our investors. Interest expense for the nine months ended September 27, 2008 was primarily related to interest and other charges on a credit facility with HSH Nordbank and interest expense on a bridge loan. Interest expense for the nine months ended October 3, 2009 decreased as we paid off the outstanding balance under the HSH Nordbank credit facility in July 2008 and the bridge loan converted into Series E preferred stock in November 2008.

Interest income.    Interest income decreased from $1.7 million in the nine months ended September 27, 2008 to $0.1 million in the nine months ended October 3, 2009. This decrease was primarily due to lower interest rates and lower average cash balances.

Other income/(expense), net.    Other income/(expense), net increased from an expense of $5.8 million in the nine months ended September 27, 2008 to income of $8.6 million in the nine months ended October 3, 2009. Other income/(expense), net for the nine months ended October 3, 2009 primarily related to a benefit of $8.1 million for fair value adjustments to our preferred stock warrants. Other income/(expense), net for the nine months ended September 27, 2008 primarily consisted of a $5.2 million expense for a fair value adjustment to our preferred stock warrants.

Comparison of the fiscal years ended January 3, 2009 and December 29, 2007

Revenue.    We commenced commercial product shipments in July 2008, at which point we began recognizing revenue. During the fiscal year ended January 3, 2009, 69% of our revenue resulted from sales to customers located in Germany, all of which sales were denominated in Euro.

Cost of revenue.    Prior to our commencement of commercial product shipments in July 2008, we recorded all of our factory operating costs as research and development expense. Cost of revenue for the fiscal year ended January 3, 2009 included the cost of raw materials, provisions to write down inventories to their market value, depreciation, direct labor, manufacturing overhead including facility related costs, equipment maintenance, quality control and procurement. Cost of revenue for the fiscal year ended January 3, 2009 also included $0.6 million of stock-based compensation expense.

Research and development expense.    Research and development expense increased from $85.9 million in the fiscal year ended December 29, 2007 to $125.5 million in the fiscal year ended January 3, 2009. The increase was primarily due to increases in payroll, tooling and material related expenses of $32.6 million, contractor and consulting expense of $3.2 million, and stock-based compensation expense of $1.6 million. The increases in these expenses were primarily driven by our effort to commence commercial product shipments at Fab 1, which we achieved in July 2008.

Sales and marketing expense.    Sales and marketing expense increased from $2.7 million in the fiscal year ended December 29, 2007 to $4.8 million in the fiscal year ended January 3, 2009. The increase was driven by an increase in public relations expense of $1.2 million as we commenced commercial product shipments in July 2008 and increased our global marketing activities. In addition, personnel-related expenses increased by $0.4 million due to the increase in our sales and marketing headcount from six as of December 29, 2007 to 12 as of January 3, 2009 to support increasing sales volume worldwide, and consulting expense increased by $0.3 million.

General and administrative expense.    General and administrative expense decreased from $23.3 million in the fiscal year ended December 29, 2007 to $21.2 million in the fiscal year ended January 3, 2009. The decrease was primarily due to decreases in depreciation expense and logistics costs of $1.6 million and $1.8 million, respectively, offset by an increase in personnel related expenses of $1.8 million. The depreciation and logistics related expenses recorded as general and administrative expense decreased starting in July 2008 as we commenced commercial product shipments, after which time such costs have been recorded as cost of revenue. General and administrative expense for the fiscal year ended January 3, 2009 included $1.0 million of legal and travel expenses related to a financing transaction.

Asset impairment charges.    We recorded $31.6 million of asset impairment charges during the fiscal year ended January 3, 2009. The asset impairment charges were recorded for certain pre-production equipment that we determined would not qualify for production use and which had no alternative future use.

Interest expense.    Interest expense increased from $6.9 million in the fiscal year ended December 29, 2007 to $12.4 million in the fiscal year ended January 3, 2009. Interest expense for the fiscal year ended January 3, 2009 primarily related to interest and other charges on a credit facility with HSH Nordbank and interest expense on a bridge loan. Interest expense for the fiscal ended December 29, 2007 primarily consisted of interest on the HSH Nordbank credit facility that we signed in April 2007 and changes in the fair value of an interest rate swap contract.

Interest income.    Interest income decreased from $2.8 million in the fiscal year ended December 29, 2007 to $1.9 million in the fiscal year ended January 3, 2009, primarily due to lower interest rates and lower average cash balances.

Other income/ (expense), net.    Other income/ (expense), net decreased from income of $1.8 million in the fiscal year ended December 29, 2007 to income of $0.1 million in the fiscal year ended January 3, 2009. Other income/ (expense), net for the fiscal year ended December 29, 2007 primarily consisted of $1.8 million of foreign exchange gains, which represented the change in fair value of foreign currency forward contracts. We used forward contracts to protect against the foreign currency exchange rate risk inherent in our equipment purchases denominated in currencies other than the U.S. dollar, primarily the Euro. We did not have any foreign currency forward contracts during the fiscal year ended January 3, 2009.

Comparison of the fiscal years ended December 29, 2007 and December 30, 2006

Research and development expense.    Research and development expense increased from $19.9 million in the fiscal year ended December 30, 2006 to $85.9 million in the fiscal year ended December 29, 2007. The increase in research and development expense during the fiscal year ended December 29, 2007 was comprised of personnel, materials, depreciation and facilities-related expenses required to improve our manufacturing processes in advance of commencing full-scale production at Fab 1. Payroll-related expense increased by $17.6 million as we increased our research and development headcount from 92 as of December 30, 2006 to 348 as of December 29, 2007. Materials, depreciation and facilities expenses increased by $31.2 million, $1.7 million and $11.3 million, respectively, as we commenced our initial production runs at Fab 1 in July 2007.

Sales and marketing expense.    Sales and marketing expense increased from $0.6 million in the fiscal year ended December 30, 2006 to $2.7 million in the fiscal year ended December 29, 2007. The increase in sales and marketing expense during the fiscal year ended December 29, 2007 compared to the fiscal year ended December 30, 2006 was primarily due to an increase in personnel-related costs of $0.7 million associated with an increase in sales and marketing personnel. Other expenses including travel and consulting expenses increased by $1.4 million to support our global marketing activities.

General and administrative expense.    General and administrative expense increased from $5.8 million in the fiscal year ended December 30, 2006 to $23.3 million in the fiscal year ended December 29, 2007. The increase was primarily due to an increase in facilities, depreciation and information systems related expenses of $11.9 million during the fiscal year ended December 29, 2007 as we moved our headquarters operations to the Fab 1 location during the year. In addition, personnel-related costs increased by $2.9 million, legal and other professional fees increased by $1.3 million, insurance increased by $0.5 million and travel increased by $0.1 million to support our growing operations. Our general and administrative headcount increased from 25 as of December 30, 2006 to 78 as of December 29, 2007.

Interest expense.    Interest expense increased from $0.5 million in the fiscal year ended December 30, 2006 to $6.9 million in the fiscal year ended December 29, 2007. Interest expense for the fiscal year ended December 29, 2007 related to the balance outstanding under a credit agreement with HSH Nordbank, which we signed in April 2007 to fund costs of construction and machinery and equipment for Fab 1, and a change in the fair value of an interest rate swap contract entered into in connection with the HSH Nordbank credit facility. Interest expense for the fiscal year ended December 30, 2006 related to the balance outstanding under a term loan agreement.

Interest income.    Interest income increased from $1.2 million in the fiscal year ended December 30, 2006 to $2.8 million in the fiscal year ended December 29, 2007. Interest income represents interest on cash and short-term investments. The increase in interest income was due to higher cash balances in the fiscal year ended December 29, 2007 compared to the same period in the fiscal year ended December 30, 2006.

Other income/(expense), net.    Other income/(expense), net increased from an expense of $1.5 million in the fiscal year ended December 30, 2006 to income of $1.8 million in the fiscal year ended December 29, 2007. Other income/(expense), net for the fiscal year ended December 29, 2007 primarily consisted of $1.8 million of foreign exchange gains, which represented the change in fair value of foreign currency forward contracts. We used forward contracts to protect against the foreign currency exchange rate risk inherent in our equipment purchases denominated in currencies other than the U.S. dollar, primarily the Euro. Other expense, net of $1.5 million for the fiscal year ended December 30, 2006 primarily consisted of changes in the fair value of warrants to purchase shares of our Series A preferred stock issued in connection with a previous credit facility.

Quarterly Results of Operations

The following table presents our unaudited quarterly results of operations for the last eight quarters ended October 3, 2009. You should read the following table in conjunction with the consolidated financial statements and related notes contained elsewhere in this prospectus. In the opinion of management, the unaudited financial information presented below has been prepared on the same basis as our audited consolidated financial statements, and includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented. Operating results for any quarter are not necessarily indicative of the results for any future quarters or for a full year.

	For the quarters ended
	Dec 29, 2007	March 29, 2008	June 28, 2008	Sept 27, 2008	Jan 3, 2009	April 4, 2009	July 4, 2009	Oct 3, 2009
	(in thousands, except per share data)
Revenue	$–	$–	$–	$1,501	$4,504	$8,237	$14,149	$36,427
Cost of revenue	–	–	–	21,395	23,040	25,843	30,298	52,179

Gross profit/(loss)	–	–	–	(19,894)	(18,536)	(17,606)	(16,149)	(15,752)

Operating expenses:
Research and development	26,087	27,721	39,459	26,246	32,073	24,931	19,940	16,761
Sales and marketing	683	742	1,163	1,370	1,563	1,305	1,989	2,611
General and administrative	6,453	5,052	6,205	5,547	4,415	3,127	2,927	4,580
Asset impairment charges	–	–	–	31,610	–	–	–	–

Total operating expenses	33,223	33,515	46,827	64,773	38,051	29,363	24,856	23,952

Loss from operations	(33,223)	(33,515)	(46,827)	(84,667)	(56,587)	(46,969)	(41,005)	(39,704)
Interest income	811	1,094	400	248	129	42	29	60
Interest expense	(2,987)	(3,826)	1,178	(8,122)	(1,674)	–	–	(807)
Other income/(expense), net	198	(965)	(2,946)	(1,899)	5,917	571	(151)	8,173

Net loss	$(35,201)	$(37,212)	$(48,195)	$(94,440)	$(52,215)	$(46,356)	$(41,127)	$(32,278)

Deemed dividend on preferred stock	–	–	–	–	(10,452)	–	–	–

Net loss attributable to common stockholders	$(35,201)	$(37,212)	$(48,195)	$(94,440)	$(62,667)	$(46,356)	$(41,127)	$(32,278)

Net loss per share:
Basic and Diluted	$(4.24)	$(4.11)	$(4.92)	$(8.97)	$(5.57)	$(3.88)	$(3.26)	$(2.43)

Weighted-average number of shares used in per share calculations:
Basic and Diluted	8,309	9,061	9,802	10,532	11,247	11,951	12,607	13,294

Revenue and cost of revenue increased in each of the quarters ended September 27, 2008 through October 3, 2009, primarily because of the significant increase in the MW volume of systems sold during that period. We were able to increase the MW volume sold primarily as a result of the production ramp at Fab 1. Our quarterly results may fluctuate due to seasonality in the purchase decisions of our customers. For example, in European countries with feed-in tariffs, the construction of photovoltaic systems may be concentrated during the second half of the calendar year, largely due to annual reductions of the applicable minimum feed-in tariffs and the fact that the coldest winter months are January through March. In the United States, customers will sometimes make purchasing decisions towards the end of the year in order to take advantage of tax credits or for budgetary reasons. In addition, construction levels are typically lower in colder months.

Operating expenses increased in each of the quarters ended December 29, 2007 through September 27, 2008 primarily due to our increased research and development activities to prepare for the commencement of commercial shipments of our systems, which occurred in July 2008. The operating expenses for the quarter ended September 27, 2008 included $31.6 million of asset impairment charges related to certain pre-production equipment that we determined would not qualify for production use and which had no alternative future use. In each of the quarters ended January 3, 2009 through October 3, 2009, our operating expenses decreased due to our commencement of commercial shipments of our systems in July 2008. We began recording certain costs, such as personnel-related expenses and facilities and information systems costs, previously recorded as research and development expense or general and administrative expense, as cost of revenue beginning in July 2008. Our research and development expense was incrementally higher in each of the quarters ended June 28, 2008 and January 3, 2009 as a result of preproduction qualification of additional tools added during these quarters. As we continue to build-out Fab 2, our research and development expense will fluctuate from quarter to quarter as we add new tools and incur associated preproduction qualification costs.

Interest expense for the nine months ended September 27, 2008 included $9.7 million of charges related to the payoff of the HSH Nordbank credit facility in July 2008.

Other income/(expense), net for all periods presented include the changes in fair value of our preferred stock warrants outstanding during the period. We expect to have fluctuations in other income/(expense), net attributed to the re-measurement of preferred stock warrant fair value until the completion of this offering, at which time the preferred stock warrants will become exercisable for common stock.

A deemed dividend on preferred stock of $10.5 million for the three months ended January 3, 2009 was recorded in connection with the issuance of a portion of Series E preferred stock in exchange for a portion of Series D-3 preferred stock in November 2008. We do not believe we will incur similar charges in the foreseeable future.

Liquidity and Capital Resources

Sources of Liquidity

Since our inception, we have funded our operations primarily through private placements of preferred stock, bridge loans, term loans and revolving credit facilities. Through October 3, 2009, we have raised an aggregate of approximately $970 million through equity financings, including $286.0 million from the issuance of Series F convertible preferred stock in the quarter ended October 3, 2009. In addition, as of October 3, 2009, we had $21.4 million of borrowings outstanding under our DOE guaranteed loan facility. As of October 3, 2009, we had unrestricted cash and cash equivalents of $45.3 million and accounts receivable of $28.7 million. As of October 3, 2009, we also had $165.4 million in a restricted cash account, which primarily represented our anticipated equity contributions to Phase I of Fab 2. The cash held in this restricted account will be released as we incur construction costs for Phase I and draw upon the DOE guaranteed loan facility.

We currently have two existing loan facilities pursuant to which we can borrow up to an aggregate of $585 million, which includes the $535 million DOE guaranteed loan facility and a $50 million revolving loan facility with Argonaut Ventures I, L.L.C., or Argonaut. As of October 3, 2009, we had no amounts outstanding under the Argonaut revolving loan facility. Upon the consummation of this offering, we will be required to repay any amounts outstanding under the Argonaut facility and will no longer be able to borrow any amounts under this facility.

On September 3, 2009, we and one of our subsidiaries, Solyndra Fab 2 LLC, entered into financing agreements with the Federal Financing Bank and the DOE that provide for a $535 million loan to Solyndra Fab 2 LLC, which we refer to as the Fab 2 Borrower, that is guaranteed by the DOE. The estimated aggregate project costs of Phase I are approximately $733 million, which includes a contingency reserve of approximately $65 million. Under the terms of the DOE guaranteed loan facility, the Fab 2 Borrower may borrow 73% of the costs of the project as they are incurred up to the maximum loan amount of $535 million, with the remaining 27% of such costs to be funded from equity contributions that we were required to make to the Fab 2 Borrower. We were required to pre-fund our equity contribution obligation as a condition to the issuance of the guarantee in an amount equal to $198 million, and we have satisfied this obligation through contributions of land, improvements and other capitalized development costs and the deposit of funds in a cash reserve account set aside to be utilized as project costs are incurred. We are also responsible for 100% of any costs incurred in connection with the development and construction of Phase I in excess of the estimated aggregate Phase I project costs of $733 million. With respect to this cost overrun obligation, we are required to fund an additional cash reserve account of $30 million in six consecutive monthly payments of $5 million commencing December 2010.

We believe that our available cash and cash equivalents and restricted cash, combined with the DOE guaranteed loan facility, will provide sufficient capital to fund the construction of Phase I. We believe that our available cash and cash equivalents, restricted cash combined with borrowings under the DOE guaranteed loan facility and the Argonaut revolving loan facility and the net proceeds from this offering will be sufficient to fund our operations and other capital expenditures for at least the next 12 months. However, given our history of losses and future capital commitments, we may be required to raise additional capital through equity or debt financing if we are not able to achieve and sustain positive cash flow from operations. Additionally, our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our production capacity, including the timing of Phase II, as well as sales and marketing activities, timing and extent of spending on research and development efforts and the continuing market acceptance of our photovoltaic systems. Although we are currently not a party to any agreement or letter of intent regarding potential investments in, or acquisitions of, complementary businesses, application or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

Capital Expenditures

Our capital expenditures were $5.1 million in 2006, $94.8 million in 2007, $144.5 million in 2008 and $101.5 million for the nine months ended October 3, 2009. We estimate our total capital expenditures for the remaining three months of 2009 will be approximately $87 million, approximately $54 million of which is related to the construction of Phase I of Fab 2.

In 2010, we expect our capital expenditures to be approximately $590 million, of which approximately $450 million is related to Phase I and will be funded by our existing restricted cash and the DOE guaranteed loan facility. Our expected capital expenditures in 2010 also include approximately $110 million for Phase II of Fab 2. We intend to use the proceeds of this offering to finance a portion of the costs of Phase II, which we believe represents a significant opportunity to further expand our production capacity and reduce our costs of manufacturing. We estimate that the costs for Phase II will be approximately $642 million, which amount includes building expansion and improvements, manufacturing equipment, certain sales, marketing and other start-up costs, and a contingency reserve of approximately $53 million. On September 11, 2009, we applied for a second loan guarantee from the DOE, in the amount of approximately $469 million, to partially fund Phase II. If we are unable to obtain the DOE guaranteed loan in whole or in part, we intend to fund any financing shortfall with some combination of the proceeds of this offering, cash flows from operations, debt financing and additional equity financing.

Cash Flows

	Fiscal Years Ended			Nine Months Ended
	December 30, 2006	December 29, 2007	January 3, 2009	September 27, 2008	October 3, 2009
	(in thousands)
Cash flows from:
Operating activities	$(27,583)	$(98,049)	$(163,928)	$(120,510)	$(117,273)
Investing activities	(23,616)	(87,031)	(137,672)	(99,238)	(266,949)
Financing activities	103,999	280,518	235,547	114,650	347,306

Operating activities.    Net cash used in operating activities was $117.3 million in the nine months ended October 3, 2009 compared to $120.5 million for the nine months ended September 27, 2008. Cash usage during the nine months ended October 3, 2009 was primarily driven by cash paid to our suppliers and employees as a result of an increase in spending across all functions due to the ramp-up in production volume and increases in inventory. This increase was partially offset by increased cash received from our customers as a result of higher revenue, which in turn was offset in part by an increase in accounts receivable.

Net cash used in operating activities was $163.9 million in the fiscal year ended January 3, 2009 compared to $98.0 million for the fiscal year ended December 29, 2007. The increase in cash usage was primarily driven by cash paid to our suppliers and employees as a result of an increase in spending across all functions due to the ramp-up in production volume and increases in inventory.

Net cash used in operating activities was $98.0 million in the fiscal year ended December 29, 2007 compared to $27.6 million for the fiscal year ended December 30, 2006. The increase in cash usage was primarily driven by cash paid to our suppliers and employees as a result of an increase in spending across all functions in our product commercialization effort and to ramp up our production capacity of Fab 1.

Investing activities.    Cash used in investing activities was $266.9 million in the nine months ended October 3, 2009 compared to $99.2 million during the nine months ended September 27, 2008. The increase of $167.7 million was primarily due to increased capital expenditures for Fab 1. Capital expenditures for the nine months ended October 3, 2009 also included $46.9 million for the construction of Fab 2, which commenced in September 2009.

Cash used in investing activities was $137.7 million in the fiscal year ended January 3, 2009, $87.0 million during the fiscal year ended December 29, 2007, and $23.6 million during the fiscal year ended December 30, 2006. The increase in each year was primarily due to increased capital expenditures for leasehold improvements and purchase of equipment for Fab 1.

Financing activities.    Net cash provided by financing activities was $347.3 million in the nine months ended October 3, 2009 compared to $114.7 million used in the nine months ended September 27, 2008. Financing activities in the nine months ended October 3, 2009 included proceeds of $50 million from our Series E preferred stock financing, $286.0 million from our Series F preferred stock financing and proceeds of $21.4 million from the DOE guaranteed loan facility, offset by $9.9 million of issuance costs. Financing activities in the nine months ended September 27, 2008 included proceeds of $75.0 million from our Series D preferred stock financing and $119.1 million in bridge financing, offset by $81.7 million of debt repayment for the HSH Nordbank credit facility.

Net cash provided by financing activities was $235.5 million for the fiscal year ended January 3, 2009 compared to $280.5 million for the fiscal year ended December 29, 2007. Net cash provided for the fiscal year ended January 3, 2009 consisted of $195.8 million of additional funds raised through the sale of our Series D and Series E preferred stock, which includes $119.1 million in bridge loans that converted into Series E preferred stock at the closing of the financing, offset by repayment of an outstanding credit facility with HSH Nordbank of $81.7 million. Net cash provided by financing activities during the fiscal year ended December 29, 2007 was primarily due to additional funds raised through sales of our Series C-1 and C-2 preferred stock as well as drawdowns on the credit facility with HSH Nordbank for Fab 1 capital expenditures.

Net cash provided by financing activities was $280.5 million for the fiscal year ended December 29, 2007 compared to $104.0 million for the fiscal year ended December 30, 2006. The increase in cash provided by financing activities during the fiscal year ended December 29, 2007 was primarily due to additional funds raised through sales of the Series C-1 and C-2 preferred stock as well as drawdowns on the credit facility with HSH Nordbank for Fab 1 capital expenditures. The credit facility with HSH Nordbank was obtained in April 2007. These increases were offset by repayment of previously outstanding notes payable and debt issuance costs paid in connection with the credit facility with HSH Nordbank.

Contractual Obligations and Commitments

The following is a summary of our contractual obligations as of October 3, 2009 (in thousands):

Contractual Obligation	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations, including interest	$24,279	$545	$3,581	$10,346	$9,807
Operating lease obligations	61,588	4,447	10,112	11,481	35,548
Fab 2 project obligations:
Fab 2 project agreements(1)	673,696	530,712	142,984	–	–
Unfunded Fab 2 cash reserve account(2)	30,000	–	30,000	–	–
Purchase obligations	143,476	59,453	56,466	27,557	–

Total	$933,039	$595,157	$243,143	$49,384	$45,355

(1)	Represents the $733 million estimated project costs for Phase I, less costs previously paid. The allocation between the less than 1 year and 1-3 year columns is an estimate and the actual timing could vary. The 1-3 years column includes a contingency reserve of approximately $65 million.
(2)	We are required to maintain a cash reserve account of $30 million for Phase I, which is to be funded in six consecutive monthly payments of $5 million commencing December 2010.

In September 2009, we secured a $535 million loan from the Federal Financing Bank guaranteed by the DOE, the proceeds of which are being used to construct Phase I of Fab 2. The borrower of DOE guaranteed loan facility is our wholly owned subsidiary, Solyndra Fab 2 LLC. Under the loan guarantee program, the DOE issued a guarantee, backed by the full faith and credit of the U.S. government, for 73% of the aggregate project costs of construction of Phase I, which we expect to cost approximately $733 million. In connection with the DOE guaranteed loan facility, we are required to contribute the balance of the costs of developing and constructing Phase I. We estimate such balance to be approximately $198 million and all of such amount has been funded through contributions made to date and cash deposited in a reserve account. In addition, we are responsible for 100% of any cost incurred over $733 million in connection with the development and construction of Phase I. With respect to the cost overrun obligation, we are required to maintain a cash reserve account of $30 million, which is to be funded in six consecutive monthly payments of $5 million commencing December 2010.

The loans under the DOE guaranteed loan facility are available to be drawn through May 15, 2012. The maturity date of the loans is August 15, 2016. Principal payments on the outstanding loans shall commence in equal quarterly installments on May 15, 2012 and continue each quarter thereafter until the loans are paid in full on the maturity date. Interest accrues and is payable on a quarterly basis commencing with the first fiscal quarter following the date of disbursement of each loan. The interest rate applicable to each loan is determined by the Federal Financing Bank at the time of disbursement by reference to the applicable “Constant Maturity Treasury” curve in accordance with Section 6(b) of the Federal Financing Bank Act of 1973, plus a spread of 37.5 basis points. As of October 3, 2009, we have made one draw of $21.4 million, which accrues interest at a rate of 2.838% per annum.

The amounts shown as long-term debt obligations in the table above include principal and interest payments for the loan outstanding under the DOE guaranteed loan facility as of October 3, 2009. The amount shown as Unfunded Fab 2 cash reserve account in the table above represents our obligation to deposit such additional funds in a cash reserve account with respect to our cost overrun obligations related to the construction of Phase I.

Off-Balance Sheet Arrangements

During the periods presented, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purpose.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

Our exposure to foreign exchange risk primarily relates to currency gains and losses from the time we sign and settle our sales contracts. For example, our framework agreements with our European customers are denominated in Euros, and do not adjust for fluctuations in the U.S. dollar to Euro exchange rate. As a result, we expect to have exposure to foreign exchange risk with respect to a significant portion of our revenue. Fluctuations in exchange rates, particularly in the U.S. dollar to Euro exchange rate, affect our gross and net profit margins and could result in foreign exchange and operating losses.

In the past, exchange rate fluctuations have had an impact on our business as we made capital equipment purchases denominated in Euro from German suppliers. From time to time, we use forward contracts to protect against the foreign currency exchange rate risk inherent in our equipment purchases denominated in currencies other than the U.S. dollar, primarily the Euro. Most of these contracts mature within three months. These derivative instruments are not designated as accounting hedges. The notional amount of contracts outstanding at March 29, 2008 and December 29, 2007 was Euro 4.7 million. There were no outstanding contracts at January 3, 2009 or October 3, 2009. We recognize changes in the fair values of the derivative financial instruments in earnings in the period of change. “Other income/(expense), net” included a net foreign currency exchange gain of approximately $0.8 million and a net foreign currency exchange loss of approximately $0.3 million for the nine months ended October 3, 2009 and the fiscal year ended January 3, 2009, respectively. We do not use derivative financial instruments for speculative or trading purposes.

Interest Rate Risk

We are exposed to interest rate risk because many of our customers depend on debt financing to purchase and install a photovoltaic system, as well as the impact of changes in interest rates on our own borrowings, such as the DOE guaranteed loan facility. Although we expect the useful life of our photovoltaic systems to be approximately 25 years, purchasers of our photovoltaic systems must pay the entire cost of the photovoltaic system at the time of installation. As a result, many of our customers rely on debt financing to fund the up-front capital expenditure. An increase in interest rates could make it difficult for our customers to secure the financing necessary to purchase and install a photovoltaic system on favorable terms, or at all, and thus lower demand for our systems and reduce our revenue. In addition, we believe that a significant percentage of our customers install photovoltaic systems as an investment, funding the initial capital expenditure through a combination of equity and debt. An increase in interest rates could lower an investor’s return on investment in a photovoltaic system or make alternative investments more attractive relative to photovoltaic systems, which, in each case, could cause these customers to seek alternative investments that promise higher returns.

In September 2009, we secured a $535 million loan facility from the Federal Financing Bank guaranteed by the DOE to fund 73% of the aggregate project costs of construction of Phase I, which is expected to cost approximately $733 million. The loans under the Federal Financing Bank facility are available to be drawn through May 15, 2012 and the maturity date of the loans is August 15, 2016. The interest rate applicable to each loan is determined by the Federal Financing Bank at the time of disbursement by reference to the applicable “Constant Maturity Treasury” curve in accordance with Section 6(b) of the Federal Financing Bank Act of 1973, plus a spread of 37.5 basis points. As of October, 3, 2009, we have made one draw of $21.4 million, which accrues interest at a rate of 2.838% per annum.

Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board, or FASB, revised authoritative guidance for the accounting of uncertainty in income taxes, which clarifies the accounting for uncertainty in tax positions. The guidance requires that we recognize in our financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. This revised accounting guidance must be applied to all existing tax positions upon initial adoption. We adopted the revised guidance on December 31, 2006. See Note 6 of the Notes to the Consolidated Financial Statements for the impact of adopting this guidance.

In September 2006, the FASB, issued new authoritative guidance relating to fair value measurement. The guidance defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. This guidance was effective for financial statements issued for fiscal years beginning after November 15, 2007. In February 2008, the FASB delayed the effective date of guidance for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008. In October 2008, the FASB clarified the application of the new authoritative guidance in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. Our adoption of fair value guidance for financial assets and liabilities had no impact on our consolidated financial position, results of operations or cash flows. See Note 16 to the Notes to Consolidated Financial Statements for more information on fair value measurements.

In February 2007, the FASB issued revised guidance on the fair value option for financial assets and financial liabilities, which permits entities to choose to measure many financial assets and financial liabilities at fair value and to report unrealized gains and losses on those assets and liabilities in earnings. This guidance is effective for fiscal years beginning after November 15, 2007. We adopted this guidance on December 30, 2007. The adoption of this authoritative guidance did not have a material impact on our financial position, results of operations or cash flows.

In December 2007, the FASB revised the authoritative guidance to establish accounting and reporting standards for the noncontrolling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. The guidance was effective for our fiscal year beginning December 30, 2008. Our adoption of this guidance did not have a material impact on our consolidated financial position, results of operations or disclosures.

In June 2008, the FASB issued guidance related to determining whether an instrument (or embedded feature) is indexed to an entity’s own stock. The guidance provides that an entity should use a two step approach to evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock, including evaluating the instrument’s contingent exercise and settlement provisions, and is effective for fiscal years beginning after December 15, 2008. We adopted this guidance January 4, 2009 and recorded a cumulative adjustment for the effect of a change in accounting principle related to our outstanding Series E warrants. See Note 12 of the Notes to the Consolidated Financial Statements for a discussion of the Series E warrants.

In December 2008, the FASB issued guidance that increases the disclosure requirements regarding continuing involvement with financial assets that have been transferred, as well as the Company’s involvement with variable interest entities. The guidance is effective for financial statements issued for interim periods ending after December 15, 2008. We adopted the guidance during fiscal 2009. See Note 12 of the Notes to the Consolidated Financial Statements for a discussion of the Series E warrants.

In May 2009, the FASB issued new accounting guidance relating to subsequent events, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Although there is new terminology, the standard is based on the same principles as those that currently exist in the auditing standards. This accounting guidance is effective for interim or annual periods ending after June 15, 2009. We adopted this guidance during fiscal 2009. Our adoption of this guidance did not have a material impact on our consolidated financial position, results of operations or cash flows.

In June 2009, the FASB revised the authoritative guidance for variable interest entities, which changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity’s purpose and design and the reporting entity’s ability to direct the activities of the other entity that most significantly impact the other entity’s economic performance. The new accounting guidance will require a reporting entity to provide additional disclosures about its involvement with variable interest entities and any significant changes in risk exposure due to that involvement. A reporting entity will be required to disclose how its involvement with a variable interest entity affects the reporting entity’s financial statements. The new accounting guidance is effective for fiscal years beginning after November 15, 2009, and interim periods within those fiscal years. The adoption of this accounting will require us to provide disclosures on the assets and liabilities of variable interest entities.

In September 2009, the FASB reached final consensus on a new revenue recognition guidance regarding revenue arrangements with multiple deliverables. The new accounting guidance addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, and how the arrangement consideration should be allocated among the separate units of accounting. The new accounting guidance is effective for fiscal years beginning after June 15, 2010 and may be applied retrospectively or prospectively for new or materially modified arrangements. In addition, early adoption is permitted. We are currently evaluating the potential impact of the new accounting guidance on our consolidated position, results of operations and disclosures.

INDUSTRY BACKGROUND

Growth of Renewable Energy Demand and the Global Solar Electricity Market

The worldwide demand for electricity is expected to almost double over the next two decades, from 18.0 trillion kilowatt hours in 2006 to 31.8 trillion kilowatt hours in 2030, according to the U.S. Energy Information Administration, or EIA. Additionally, the EIA expects that electricity demand in the United States will increase from 3.9 trillion kilowatt hours in 2006 to 4.8 trillion kilowatt hours in 2030. Historically, the electric power industry has relied on fossil fuels to generate electricity. However, continued reliance on fossil fuels to supply the expanding global demand for electricity creates a number of challenges, including the risks of escalating costs and uncertain supplies of fossil fuels, environmental ramifications of electricity generation from the burning of fossil fuels, escalating costs of new generation and transmission construction, aging generation plants and transmission infrastructure, regulatory impediments to electric infrastructure development and ongoing reliance on foreign sources for domestic energy. These challenges will likely result in escalating costs of wholesale and retail electricity rates.

To meet these challenges, governments, businesses and consumers increasingly support the development of alternative energy sources, such as solar power, to generate electricity. Various countries have enacted a wide variety of government incentives and mandates to encourage growth in renewable energy markets as providers of these alternative energy sources seek to match the price of traditional fossil fuel sources. These policies include feed-in tariffs common in Europe, as well as tax incentives, cash grants, rebates, low-interest loans and renewable portfolio standards common in the United States. For instance, the U.S. House of Representatives and the U.S. Senate have each introduced comprehensive climate change legislation in 2009. Both proposed bills provide for an aggressive mandate to reduce carbon dioxide and other greenhouse gas emissions by 20% by 2020 and 83% by 2050, and the House bill requires that renewable energy sources make up 20% of electrical utilities’ generation by 2025. Moreover, in December 2009, government representatives from all over the world convened at the United Nations Framework Convention on Climate Change in Copenhagen, Denmark, with the goal of establishing a framework for a future protocol to follow the Kyoto Protocol that expires in 2012.

Among renewable sources of electricity, solar energy represents a vast resource to meet global energy demand. Solar energy is a highly attractive renewable solution because its peak energy generation typically occurs mid-day, closely matching peak energy demand of end users. Solar electricity is generated using either solar thermal or photovoltaic technologies to extract energy from sunlight. Solar thermal technology converts sunlight into heat for diverse applications, including utility-scale electricity power plants that concentrate sunlight to boil water for use in steam turbine electricity generators. Photovoltaic technology generates electricity directly from sunlight via a conversion process that occurs in certain types of semiconductor materials. A variety of solar technology solutions are deployed for various applications, including ground mounted commercial and utility scale systems, residential rooftops and commercial and industrial rooftops. The solar electricity market has grown significantly in the past decade. In 2008, the world photovoltaic market increased to 5.9 gigawatts, or GW, from 2.8 GW in 2007, a growth of 110% over the year and a compound annual growth rate, or CAGR, of 53% since 2004, according to Solarbuzz. The same Solarbuzz report forecasts three scenarios for future growth, with the market size in the various scenarios being in the range of 8.3 GW to 21.0 GW in 2013, representing a CAGR of 7% to 29%. Despite this rapid growth, solar electricity constitutes only a small fraction of the world’s energy output, just 0.02% in 2007, according to Euromonitor.

Photovoltaic Technology Overview

Silicon Based Photovoltaic Systems

There are two main types of photovoltaic technology, crystalline silicon and thin film. Historically, crystalline silicon has been the most common semiconductor material used in solar panel fabrication. In 2008, 86% of all photovoltaic system shipments used crystalline silicon technology, according to iSuppli.

The various crystalline silicon solar panel manufacturing processes involve cutting refined, semiconductor-grade silicon ingots into solar wafers, connecting the wafers in series and packaging them into solar panels. From 2003 until 2009, growth in the market for crystalline silicon photovoltaic systems was negatively impacted by the limited availability of refined silicon, the basic feedstock used in their manufacture. High demand from the photovoltaic and microelectronics industries led to a global shortage of silicon, increasing the price of polysilicon, with the spot price of polysilicon climbing from $30 per kilogram, or kg, in 2003 to $463/kg in 2008, according to New Energy Finance. This price increase, combined with other technological factors, created challenges for crystalline silicon systems to produce electricity at a cost that is comparable to those of traditional fossil fuel sources. As manufacturers of silicon have increased factory capacity, prices for silicon have significantly decreased, though they are not back to previous lows. For example, in 2009 the weighted-average polysilicon long-term forward contract price was $78/kg, and the spot price for polysilicon was approximately $65/kg in October 2009, according to New Energy Finance.

Thin Film Photovoltaic Systems

Thin film photovoltaic technology has recently emerged as an attractive alternative to crystalline silicon technology. Thin film technologies use approximately 1% of the thickness of active photovoltaic material compared to typical silicon wafers used in crystalline silicon solar panels, which can reduce the cost of modules. Thin film technologies offer certain advantages over conventional crystalline photovoltaic systems. Commodity raw materials used by thin film manufacturers typically represent a significantly smaller percentage of cost of goods sold, so raw material price volatility has a relatively smaller impact on thin film solar panel manufacturing costs. Thin film technologies also generate more electrical energy across a variety of environments, including high temperature and low light, than crystalline silicon solar modules with the same nameplate panel power rating. Nameplate panel power rating is expressed in watts per panel and represents the watt-peak capacity of photovoltaic panels measured under standard test conditions. As a result of these advantages, thin film is expected to account for 31% of the global solar panel market in terms of megawatts, or MW, installed by 2013, up from 14% in 2008, according to iSuppli.

There are three primary thin film photovoltaic technologies: amorphous silicon, cadmium telluride, or CdTe, and copper indium gallium diselenide, or CIGS. Among these thin film photovoltaic technologies, CIGS currently enables the highest photovoltaic conversion efficiency, which results in higher watts per square meter of panel. The differences in efficiency among these thin film technologies, based on the highest laboratory conversion efficiency achieved by the National Renewable Energy Laboratory, or NREL, as of February 2009 are described below. These efficiency levels are measured using individual cells, referred to as “champion cells,” that are designed within a laboratory environment to achieve the highest cell efficiencies possible.

•	Amorphous silicon demonstrated the lowest efficiency characteristics of the three primary thin film technologies, with NREL’s champion cell at 12.1%.

•	CdTe demonstrated higher efficiency characteristics than amorphous silicon, with NREL’s champion cell at 16.5%.

•	CIGS demonstrated the highest efficiency characteristics of all three thin film technologies, with NREL’s champion cell at 19.9%.

The process by which champion cells are produced is typically not cost-effective for commercial manufacturing. As a result, conversion efficiencies of commercially available photovoltaic systems are lower than champion cell conversion efficiencies due to technical factors and manufacturing processes. In addition, under real-world operating conditions, a typical photovoltaic system operates outside of standard test conditions for much of the time and the conversion efficiencies of solar panels generally decrease when operating outside standard test conditions.

Many factors influence a manufacturers’ decision to select one thin film technology over another, including efficiency, environmental considerations, manufacturing process scalability, manufacturing equipment costs and real-world performance over time.

Commercial Rooftop Photovoltaic Solar Market

According to market data from Navigant Consulting PV Services, from 1996 through 2009, rooftop installations, both residential and commercial, were approximately 61% of all grid-connected photovoltaic installations. Of the rooftop market, we believe that commercial rooftops represent a significant opportunity. We believe that solar electricity generation systems installed on commercial rooftops will enable the large-scale deployment of distributed solar generation in the United States and abroad. Based on market data from Navigant Consulting, Freedonia Group and Ecofys, we estimate that there are approximately 4.5 billion square meters of commercial rooftop area in the United States and Europe and approximately 11 billion square meters of commercial rooftop area worldwide. We believe that less than 1% of commercial rooftops are currently covered with solar panels, representing a vast, underutilized resource for the generation of solar electricity. According to NREL, cumulative rooftop photovoltaic system installations in the United States alone are projected to grow from 733 MW in 2007 to 7,492 MW in 2015, representing a CAGR of 34%.

The commercial rooftop market offers several advantages compared to the large-scale centralized solar market segment, which typically utilizes ground mounted commercial and utility-scale systems. Installing photovoltaic systems where power is consumed avoids significant transmission capital expenditures associated with centralized electricity generation systems and reduces transmission congestion in the electric grid during periods of peak demand. For example, in California, the cost of building 13 major new power lines to connect the Mojave Desert to coastal metropolises would be over $15.7 billion, according to an August 2009 report by the California Renewable Energy Transmission Initiative. Moreover, distributed generation systems reduce energy losses to the end users associated with transmission and distribution of electricity from centralized large-scale electric plants. The relatively smaller scale of rooftop systems compared to large ground-based systems may also allow for higher certainty of project financing, given that rooftop projects are less exposed to project financing market limitations experienced by multi-billion dollar utility-scale solar projects. The commercial rooftop market benefits from an established worldwide installation and sales channel, which accelerates project deployment relative to utility scale ground mounted systems. Together these attributes enable a large scale of photovoltaic systems to be installed across multiple commercial rooftops in a matter of weeks or months, as compared to centralized generation sources which can require years of regulatory approvals, expensive environmental impact studies and construction before being placed in service, all of which can result in delays or project cancellations. Furthermore, commercial rooftop photovoltaic systems generally compete with the retail price of electricity whereas ground-based systems compete with the wholesale price of electricity in the United States.

Utility companies are beginning to take advantage of the benefits of commercial rooftop distributed generation solutions, as evidenced by the implementation of various utility-scale commercial rooftop incentive programs. For example, in June 2009, Southern California Edison Company obtained approval to cover 65 million square feet of commercial rooftops with 250 MW of photovoltaic technology. In November 2009, Public Service Electric and Gas Company, a New Jersey utility, announced that it had invested $515 million in the financing of approximately 80 MW of commercial rooftop projects. Pinnacle West Capital Corporation, an Arizona utility, also recently announced its intent to invest at least $500 million over the next few years to develop solar-power generation and expand its rooftop solar program to include more residential customers. Commercial rooftop solar programs have been announced by other U.S. utilities, including the City of Los Angeles Department of Water and Power, Progress Energy, Florida Power & Light Company and Duke Energy Corporation, among others, and we expect this trend to continue.

Market Overview

The commercial rooftop photovoltaic market has evolved in response to various government incentives that support the solar industry. The market for photovoltaic systems in the United States is supported by federal and state-level financial incentives, including tax incentives, cash grants, capital cost rebates, performance-based incentives, feed-in tariffs, net metering, tax incentive programs and low interest loans. In 2008, the U.S. government enacted legislation that extended a 30% investment tax credit for solar installation through 2016, and provided taxpayers the option to receive a cash grant in lieu of the investment tax credit through 2011. These federal tax incentives have had the largest impact of all government incentives on the economics of photovoltaic installations in the United States. As a consequence of the financing structures required to fully utilize federal tax incentives, the majority of commercial rooftop photovoltaic installations in the United States are owned by third-party investors. These third-party investors earn a return by leasing access to building rooftops from building owners and selling solar electricity to the building occupant under long term power purchase agreements, or PPAs. Building occupants are often enterprises such as manufacturers, wholesaler-distributors and big-box retailers, which benefit from a PPA by offsetting their electricity purchases, by reducing their electricity costs over the term of the PPA, and by establishing a financial hedge against potential future retail electricity price increases without substantial capital expenditure. In addition to the PPA model, some enterprises elect to purchase photovoltaic systems outright to install on their own rooftops in order to realize similar benefits.

The photovoltaic market structure in many European countries is markedly different than in the United States because rather than offering tax credits, governments in these countries have established feed-in-tariffs. Feed-in tariffs require utilities to purchase the entire output of rooftop and other solar installations at above-market rates that are set by the governments. In contrast to the U.S. market, where electricity generated on a commercial rooftop is typically consumed by the tenant of the building that hosts the photovoltaic system, in Europe the electricity is typically sold to a utility under a feed-in tariff program. Therefore in Europe, the typical photovoltaic system owner is a third-party investor that earns a return by leasing access to building rooftops from building owners and selling the solar electricity produced by the photovoltaic system to the utility. Feed-in tariff structures vary significantly from country to country with respect to rates, terms, aggregate installation volume maximums and other variables. Typically, feed-in tariffs offer a fixed rate schedule for a period of 15 to 20 years, with initial rates established at the time of photovoltaic system installation and thereafter declining on a pre-defined schedule. Governments typically guarantee the full 15 to 20 year payment liability of the utilities when the utilities enter into long-term PPAs. Feed-in tariff programs have been considerably more effective than tax-based incentives in achieving the objective of large volumes of photovoltaic system installations, with countries such as Germany, Spain, Italy and Belgium developing the largest markets for photovoltaic installations worldwide in recent years due to their feed-in tariff programs. Governments outside of Europe have also moved to implement feed-in tariff incentive programs, including certain states in Australia and the Ontario province of Canada.

Photovoltaic system owners can structure long-term financing for projects utilizing different financing alternatives. In the United States, the form of long-term financing for commercial rooftop photovoltaic systems is dependent upon the entity structure that a third-party owner utilizes to offer a particular PPA. Typically, photovoltaic system owners finance projects with a combination of equity and long-term debt. In Europe, photovoltaic system owners generally obtain term debt financing from commercial banks with a maturity date tied to the date that the applicable feed-in tariff expires. Other sources of long-term financing may be available from various export credit agencies. For example, for international purchasers of solar panels manufactured in the United States, direct loans and loan guarantees for up to 18 years may be available from the Export-Import Bank of the United States.

The primary system owners of commercial rooftop photovoltaic systems are third-party investors, enterprises, government entities and utility companies. These system owners typically purchase photovoltaic systems from value-added resellers. Value-added resellers generally earn a margin upon deployment of a completed photovoltaic system. Along with design and installation services, value-added resellers may also be involved in other areas of the system value chain, such as project financing, leasing, operation and related services.

Factors that Influence the Decision to Purchase a Commercial Rooftop Photovoltaic System

There are several factors that influence the decision to purchase a commercial rooftop photovoltaic system.

Levelized Cost of Electricity

We believe that the decision to purchase any commercial rooftop photovoltaic system is primarily motivated by the desire to achieve the lowest levelized cost of electricity per kilowatt hour, or LCOE, in order to maximize return on investment. As defined in the formula below, the LCOE of a photovoltaic system is the ratio of a system’s total life cycle cost, which is the installed cost plus total lifetime cost of the system, to its total lifetime energy output. LCOE is a metric used to evaluate the economics of competing technologies relative to each other and to the retail price of utility-based electricity.

There are three principal ways to lower LCOE: (i) decrease installed costs, (ii) decrease the lifetime cost of a system and (iii) increase the lifetime energy output of the system.

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Installed Costs.    Installed costs are comprised of costs of the solar panels and balance of system costs. Balance of system costs include hardware such as inverters, mounting racks and ballast, cables, grounding and wiring, as well as installation labor, engineering and overhead costs.

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Lifetime Costs.    Lifetime costs are comprised of ongoing operating and maintenance costs and project finance costs, net of tax or other government incentives. Operating and maintenance costs include costs of cleaning solar panels, monitoring performance, repairing systems and performing ongoing maintenance. Another lifetime cost includes removal of the rooftop photovoltaic system when a building’s roof is replaced, and subsequently reinstalling the photovoltaic system on the new roof. For photovoltaic systems installed on existing rooftops, a roof replacement will frequently be required at least once over the lifetime of a photovoltaic system.

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Lifetime Electricity Output.    The lifetime electricity output of a photovoltaic system depends on the collection and conversion of sunlight into electricity over the lifetime of the system, which in turn depends on the total nameplate panel power rating of the system, the real-world conditions under which the system will operate and the performance characteristics of the panels and electrical components under these conditions. Total nameplate panel power rating of the system is a function of the nameplate panel power rating of the panels and the number of panels that can be installed on a given area of rooftop. The performance characteristics of the panels are a function of the product design and the characteristics of the materials used in the panel, particularly the semiconductor material, and affect the conversion efficiencies and rate of degradation of output over the system’s lifetime. System layout can affect performance due to shadowing, ventilation, directional orientation and the electrical wiring. Real-world conditions that can affect lifetime electricity output include insolation, soiling and weather conditions such as temperature and snow.

Impact on Building Rooftops

Conventional roof mounted photovoltaic systems typically require numerous rooftop penetrations or ballast, or both, to secure panels in place on the roof to withstand wind conditions. Rooftop penetrations can invalidate a rooftop warranty and cause permanent structural impact. In addition, mounted or ballasted rooftop photovoltaic systems may be too heavy to be supported by certain rooftops, precluding the installation of conventional photovoltaic systems. Aesthetic considerations may also be of concern to building owners, as local zoning or other factors may make it be desirable to limit visibility of solar panels on a rooftop.

System Integrator Motivations

System integrators often have significant influence on the selection of photovoltaic products for commercial rooftop photovoltaic systems. When recommending specific technologies, system integrators are motivated to meet the needs of their customers, while at the same time maximizing their workforce productivity by using products that require less training and time to install. Faster installation times also reduce working capital requirements of system integrators, allowing them to pursue a greater number of solar projects within a given year. System integrators are also motivated to install the largest-sized system for any given rooftop because they typically generate higher profits on larger systems.

Commercial Rooftop Projects Today Are Limited by the Inadequacies of Conventional Panels

As is the case with the broader photovoltaic market, the commercial rooftop photovoltaic market to date primarily has consisted of flat plate panels using crystalline silicon or thin film technologies, which we refer to as conventional panels. These conventional approaches present several fundamental challenges which have, to date, increased the cost of commercial rooftop photovoltaic systems and limited the addressable market:

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Light collection.    In order to maximize sunlight collection on a rooftop, conventional panels usually need to be mounted using expensive tilted mounting hardware to improve the capture of direct light. Tilted panels create shadows, which can reduce and, in some cases, shut down the output of neighboring panels. Therefore, conventional panels typically are widely spaced to avoid shading other panels, reducing the surface area that can be covered by this type of rooftop photovoltaic system. Moreover, tilted conventional panels offer reduced collection of diffuse light and are not designed to collect reflected light from rooftops.

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Orientation.    Conventional panels usually need to be oriented on a directional axis such as North-South for optimal performance, which often differs from the directional axis of the building and its rooftop, further limiting rooftop coverage and reducing total energy production per rooftop. Tracking systems can be utilized to improve sunlight collection, but are not typically used on commercial rooftops because they are heavy and expensive to install and maintain.

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Installation Time and Cost.    Installing conventional panels on commercial rooftops typically takes weeks to complete and requires the use of expensive mounting hardware, involving steps such as rooftop preparation and penetration, assembly of mounting racks and installation of panels at the correct tilt and axis orientation.

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Wind.    Conventional panels are at risk of uplift from wind. This requires securing the photovoltaic system through the use of ballast or penetrating rooftop attachments. The weight of the panels, ballast and mounting system can be significant and beyond the weight limitations of many commercial rooftops.

These inadequacies have limited the penetration of the addressable commercial rooftop market by manufacturers of conventional panels because photovoltaic system owners have struggled to minimize LCOE and preserve the integrity of building rooftops, while system integrators have struggled to minimize the cost and time to install systems.

BUSINESS

Overview

We have pioneered a photovoltaic system featuring proprietary cylindrical modules that we believe can enable the lowest cost of electricity on commercial rooftops by delivering the lowest total system costs per watt and the highest kilowatt hour production per rooftop for typical installations. We are able to significantly reduce the cost of installation, which is a substantial component of the total system cost, by eliminating expensive mounting hardware and significantly reducing the amount of labor required when mounting conventional flat plate photovoltaic systems. We believe that the differentiated benefits of our photovoltaic systems, together with our planned expansion of production, manufacturing process improvements and product enhancements, will enable us by 2012 to deliver photovoltaic systems for commercial rooftops that produce electricity at rates that are competitive with the retail price of electricity in key markets on a non-subsidized basis.

Our photovoltaic systems, which are comprised of panels and mounts, enhance sunlight collection by capturing direct, diffuse and reflected sunlight across a 360-degree photovoltaic surface. Unlike conventional panels that typically need to be tilted to achieve effective energy generation, the cylindrical shape of our modules allows our systems to achieve effective energy generation when mounted horizontally. Horizontal mounting allows our panels to be spaced significantly closer together than conventional panels on a typical rooftop, thereby enabling greater rooftop coverage and enhanced energy production on over the system’s lifetime. The cylindrical shape allows modules to be spaced apart within our panels so that wind can blow through our panels, thus eliminating the need for the expensive mounting hardware and ballast typically required to secure conventional flat plate panels against uplift from the wind. As a result, our customers can achieve significantly reduced labor, hardware, design and other balance of system costs, which account for a substantial portion of the total installed cost of a conventional flat plate photovoltaic system, while maximizing the amount of electricity generated for a typical rooftop installation.

Our proprietary and scalable process technology utilizes a thin layer of CIGS as the primary solar semiconductor material, which has the highest demonstrated efficiency among the three major thin film technologies available today. We are currently selling solar panels with nameplate panel power ratings ranging from 165 to 191 watts and have certified panels with a nameplate panel power rating of 200 watts. We anticipate that we will be able to increase the nameplate panel power rating of our panels to 240 watts by 2012 if we are able to achieve our planned product development objectives and manufacturing process improvements.

We manufacture our solar panels in a highly automated plant where we perform all operations required to process commodity materials into the final product. We intend to significantly expand our production capacity through a combination of additional production facilities and equipment, manufacturing process improvements and product enhancements in order to reduce our per-watt production costs and meet demand for our systems. Our first manufacturing facility, which we refer to as Fab 1, had an annualized production run rate of 45 megawatts, or MW, during our fiscal month ended December 5, 2009. Annualized production run rate is expressed in MW and equals the aggregate nameplate panel power ratings of the panels we produced in our most recent fiscal month, multiplied by 12. We are in the process of expanding our production capacity at Fab 1 and expect to reach an annualized production run rate of 110 MW by the fourth fiscal quarter of 2010, assuming achievement of minimum product development objectives and planned manufacturing process improvements. We are further expanding our production capacity with the addition of a second manufacturing facility, which we refer to as Fab 2. We are in the construction stage of the first of two planned phases for Fab 2, which we refer to as Phase I. We expect Phase I to have an annualized production run rate of 250 MW by the end of the first half of 2012, assuming achievement of minimum product development objectives and planned manufacturing process improvements. We expect the first production output from Phase I to occur in the first quarter of 2011. The project costs for Phase I are expected to be approximately $733 million, which includes a contingency reserve of approximately $65 million. We are funding the costs of Phase I with the proceeds of a prior equity financing and a $535 million loan facility guaranteed by the U.S. Department of Energy, or the DOE. Borrowings under this facility mature in 2016 and accrue interest at a rate fixed at the time of disbursement and equal to the sum of a treasury rate index plus 37.5 basis points, which was 2.838% per annum as of October 3, 2009. This loan facility was the first guaranteed by the DOE under its loan guarantee program for innovative clean technologies.

We commenced commercial shipments of our photovoltaic systems in July 2008 and have increased our sales volume and revenue every quarter since that date. We sold 17.2 MW of panels in the nine months ended October 3, 2009, compared to 1.6 MW for the fiscal year ended January 3, 2009. For the nine months ended October 3, 2009, our revenue was $58.8 million, compared to $6.0 million for the fiscal year ended January 3, 2009. Our panels have been deployed in over 100 commercial installations internationally and across the United States. We primarily sell our photovoltaic systems to value-added resellers, including system integrators and roofing materials manufacturers, which resell our systems to various system owners, including third-party investors, enterprises such as manufacturers, wholesaler-distributors and big-box retailers, government entities and utility companies. As of the date of this prospectus, we have framework agreements with system integrators and roofing materials manufacturers outlining the general terms for the delivery of up to 865 MW of our photovoltaic systems by the end of 2013.

We intend to use the proceeds of this offering to finance a portion of the costs of the second phase of Fab 2, which we refer to as Phase II. We believe that Phase II represents a significant opportunity to further expand our production capacity and reduce our costs of manufacturing. When the construction and production ramp of both phases of Fab 2 are complete, we expect Fab 2 to have an annualized production run rate of 500 MW, assuming achievement of minimum product development objectives and planned manufacturing process improvements. We plan to complete the construction and production ramp of Fab 2 by the end of 2013. We estimate that the costs for Phase II will be approximately $642 million, which amount includes building expansion and improvements, manufacturing equipment, certain sales, marketing and other start-up costs, and a contingency reserve of approximately $53 million. On September 11, 2009, we applied for a second loan guarantee from the DOE, in the amount of approximately $469 million, to partially fund Phase II. If we are unable to obtain the DOE guaranteed loan in whole or in part, we intend to fund any financing shortfall with some combination of the proceeds of this offering, cash flows from operations, debt financing and additional equity financing.

Our Solution

We believe that our photovoltaic systems address many of the challenges facing system owners and system integrators that have limited the penetration of the commercial rooftop market in the past. Specifically, our solution is designed to reduce LCOE and preserve the integrity of building rooftops, while reducing the cost and time to install systems.

Our Photovoltaic System

Solyndra panel with 40 cylindrical modules drawn to scale.	Cylindrical photovoltaic module design allows for capture of direct, diffuse and reflected light.

Key benefits of our photovoltaic systems include:

•	Low levelized cost of electricity. We believe that our photovoltaic systems will allow system owners to achieve the lowest LCOE for typical commercial rooftop installations by delivering:

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Low installed costs.     We help our customers minimize installed cost per watt by offering significant savings on balance of system costs, including labor. The unique shape of our modules allows us to space our modules apart within a panel, allowing wind to blow through the panels thereby reducing wind-load. This allows our customers to perform installations without penetrating the roofing material and without the need for expensive mounting hardware and ballast to hold our solar panels in place. In addition, installing our systems takes less time, which significantly reduces labor costs. These characteristics allow our customers to avoid significant labor, hardware, design and other balance of system costs, which account for a substantial portion of the total installed cost of a conventional panel photovoltaic system.

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Increased electricity output.    Our photovoltaic systems are designed to generate significantly more solar electricity per rooftop than conventional panel photovoltaic systems. Our systems enhance sunlight collection by capturing direct, diffuse and reflected sunlight across a 360-degree photovoltaic surface, which is then converted into electricity. Our module shape enables our panels to be mounted horizontally and our systems can also be installed over low-lying roof obstructions. Consequently, our systems can be spaced significantly closer together with less unutilized space between panels, resulting in greater rooftop coverage. Due to the combination of series and parallel electrical connections within the panel, our solar panels are tolerant to shadowing and individual cylindrical modules can be shaded without shutting off other modules in our solar panels. Once installed, our modules are less impacted by ambient dust soiling due to their cylindrical shape. The narrow spacing between our cylindrical modules creates a natural ventilation system, which keeps our modules cooler than conventional panels, thereby enhancing energy production in warmer climates. In cold climate regions, our panel design allows snow to fall naturally between our cylindrical modules and, in turn, the snow increases the reflectivity of the rooftop surface thereby improving the collection of light. We believe these features will allow our customers to produce more electricity per rooftop over the life of our systems relative to conventional panels.

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Low lifetime costs.     The unique design of our systems enables installations that generate more electricity per rooftop, which has the benefit of spreading fixed costs for certain operational and maintenance expenses over a larger system, resulting in a lower lifetime operations and maintenance cost per kilowatt hour. Our systems also provide benefits related to lifetime roof replacement and repair costs, where the speed with which our systems can be removed and then reinstalled reduces the amount of electricity that is lost due to downtime. For example, most conventional panel photovoltaic systems are installed on roofs which are usually replaced or resurfaced at least once within the lifetime of the photovoltaic system. The cost of ongoing operations and maintenance, removal and reinstallation of the photovoltaic system during roofing maintenance, as well as the loss of solar electricity revenue when the photovoltaic system is removed, taken together have a material impact in calculating LCOE during the life of the system.

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Minimal impact to building rooftop.    Our photovoltaic systems minimize rooftop impact by avoiding rooftop penetrations associated with conventional panel photovoltaic systems. Our photovoltaic systems also weigh less than conventional panels and reduce the downward wind-loading stress on a rooftop, enabling the installation of our systems on rooftops that would not otherwise have been suitable for conventional panel photovoltaic systems. Because our panels rest horizontally near the rooftop surface, they are less visible than tilted conventional panels and are more likely to comply with local zoning laws pertaining to aesthetics.

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Significant installation benefits.    Our photovoltaic systems can be installed more quickly and more cost-effectively than conventional panels. Due to the relative ease of installation, we believe that system integrators, roofing materials manufacturers and the subcontractors that they employ to install our photovoltaic systems will be able to significantly increase the productivity of their workforces, enabling them to perform more installations in a given year with fewer labor expenditures. In addition, the minimal training required to install our systems reduces labor costs for system integrators and roofing materials manufacturers. We believe that the greater rooftop coverage enabled by our unique photovoltaic system design will generally result in more revenue per project. We also expect that faster installation cycle times will significantly reduce the working capital requirements of system integrators and roofing materials manufacturers, allowing them to perform more installations within a given year.

Our Strategy

Our goal is to deliver by 2012 photovoltaic systems for commercial rooftops that are competitive with the retail price of electricity in key markets on a non-subsidized basis. We believe that the achievement of this goal in any given market will result in substantial additional demand for our photovoltaic systems in that market. We intend to continue to pursue the following strategies to achieve this goal:

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Expand production capacity.    In order to meet expected demand for our systems, we intend to significantly expand our production capacity through a combination of additional production facilities and equipment, manufacturing process improvements and product enhancements.

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We are in the process of expanding our production capacity at Fab 1 and expect to reach an annualized production run rate of 110 MW by the fourth fiscal quarter of 2010, assuming achievement of minimum product development objectives and planned manufacturing process improvements. We are also in the construction stage of Phase I. When completed, we expect Phase I to have an annualized production run rate of 250 MW by the end of the first half of 2012, assuming achievement of minimum product development objectives and planned manufacturing process improvements. In building Fab 2, we plan to replicate production processes using our proprietary production equipment as used in Fab 1. The anticipated production capacity of Fab 1 and Phase I will only be able to serve a portion of the expected demand for our photovoltaic systems. Accordingly, we intend to further scale the production capacity of Fab 2 with a planned second phase, which we refer to as Phase II, which we expect would also have an annualized production run rate of 250 MW, assuming achievement of minimum product development objectives and planned manufacturing process improvements.

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We are conducting several research and development programs to increase the power of our solar panels. We are presently selling panels with nameplate panel power ratings ranging from 165 to 191 watts and have certified panels with a nameplate panel power rating of 200 watts. We anticipate that we will be able to increase the nameplate panel power rating of our panels to 240 watts by 2012 if we are able to achieve our planned product development objectives and manufacturing process improvements.

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We plan to further scale our production capacity through the construction of additional manufacturing facilities. In addition to the benefits of larger scale, subsequent facilities may be located in regions with close proximity to customers that may attract suppliers to co-locate and that may offer lower labor and other costs to help achieve a lower capital cost per annual MW capacity than expected for Fab 1 and Fab 2. In building additional facilities, we plan to replicate manufacturing processes using our proprietary production equipment as used in Fab 1 and Fab 2.

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We have drawn on our management team’s extensive expertise in the semiconductor equipment industry to design and construct the customized equipment that is used in the manufacturing of our photovoltaic modules and panels. As we continue expanding our production, we believe this will allow us to minimize the risk of delays resulting from a dependency on the availability of equipment from third parties. Our highly automated equipment has been developed to the latest semiconductor manufacturing standards, comparable to equipment used for computer chip production. We expect this strategy will expand our production capacity by accelerating improvements in efficiency, yield and throughput of our production facilities.

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Reduce per-watt manufacturing costs.     We intend to continue to reduce our per-watt manufacturing costs by expanding capacity and increasing the throughput of our production lines, improving yields and raising nameplate panel power ratings. We have devoted substantial research and development resources to these efforts and expect to continue to do so. In addition, we expect that our planned capacity expansion will allow us to spread our fixed costs over higher production volumes and enable us to realize economies of scale, including volume-based discounts on purchases of certain raw materials.

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Target key customers.    We currently allocate the sale of our photovoltaic systems to a select number of value-added resellers with broad geographic reach and the capacity to purchase large volumes of our systems. We believe that these strategic partners are industry leaders that will offer us expanded access to the commercial rooftop market. As of the date of this prospectus, we have framework agreements with system integrators and roofing materials manufacturers outlining the general terms for the delivery of up to 865 MW of our photovoltaic systems by the end of 2013. In addition, we plan to continue to strategically target the sale of our photovoltaic systems to value-added resellers for whom we believe we offer the most differentiated value proposition.

•	Expand roofing materials manufacturer sales channel. We plan to develop additional strategic relationships with leading global manufacturers of reflective roofing materials, thereby expanding an important sales channel for our photovoltaic systems. Our systems are easy for roofers to install, and when installed together with a new reflective “cool” roof, can provide a unique combination of building energy efficiency and solar electricity production. One of the prospective system owners of our photovoltaic system has obtained a private letter ruling from the U.S. Internal Revenue Service that, when installed along with our photovoltaic system, its proposed new cool roof qualifies for the 30% U.S. federal investment tax credit. Hence, when our roofing channel customers bundle and sell our photovoltaic systems along with their premium cool roofing products in the United States, they may be able to effectively offer these products at a significantly lower installed cost than they could otherwise.

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Support customer project financing.    System owners typically seek project financing when implementing a rooftop photovoltaic system. Because we manufacture our products in the United States, our end users in international markets have access to low-cost project financing for our products through the Export-Import Bank of the United States. In addition, we intend to support customer project financing by strategically aligning our products with other government programs that provide financial incentives, export credit and project finance.

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Continue to explore new markets where we can leverage our innovative product offering.    We plan to continue to explore new geographies and product applications where we believe our innovative products offer a compelling value proposition. For example, we are exploring the integration of our products into the top of sheltered horticulture structures, such as greenhouses used in large-scale commercial agriculture. We expect our panels to have distinct advantages over conventional panels due to the spaces between our modules, which minimize the impact on crop growth and meet the requirements of uniform sunlight illumination in the greenhouse environment.

Our Photovoltaic Systems

We design, manufacture and sell photovoltaic systems including solar panels and mounts. Each solar panel consists of an array of our proprietary cylindrical shaped solar modules. Our photovoltaic systems are intended for use on commercial rooftops for distributed, on-grid electricity generation. Our systems are also suitable for large-scale public utility rooftop applications.

Solar Panels

Our proprietary cylindrical modules use a thin layer of CIGS as the primary solar semiconductor material to achieve lower manufacturing costs while delivering energy production per rated watt comparable to crystalline silicon solar panels, which require about 100 times more active material per watt. The proprietary cylindrical shape of our solar modules captures sunlight across a 360-degree photovoltaic surface that is capable of converting direct, diffuse and reflected sunlight into electricity. Because direct sunlight hits the same cell geometry throughout much of the day, a cylindrical cell is inherently self-tracking for collection of direct light without any tilting or additional tracking hardware, which enables our photovoltaic systems to capture significantly more sunlight than conventional photovoltaic systems. Due to the unique sunlight collection properties of our solar panels, they can achieve effective energy generation when mounted horizontally, as compared to the 20° to 30° tilt angle typically required for conventional panel installations.

Our solar panels consist of 40 modules mounted in a frame. Each module is made up of concentric cylindrical tubes, one of which is completely circumferentially covered with CIGS thin film semiconductor materials and scribed to create numerous solar cells. Our concentric cylindrical tube design allows us to increase the amount of sunlight that strikes the photovoltaic material on the inner tube by approximately 50%. We achieve this by filling the modules with a liquid encapsulant that has optical properties similar to the outer tube. As a result, most light striking the outer tube is redirected to the surface of the inner tube. To create solar panels, modules are mounted side-by-side in a frame with spaces between the modules to allow sunlight and wind to pass through. Our solar cells currently have a conversion efficiency of approximately 11-14% under standard test conditions for our panels. A typical photovoltaic system operates outside of standard test conditions for much of the time, and the conversion efficiencies of solar panels generally decrease when operating in real-world conditions.

Historically, a key challenge to the reliability of CIGS technology has been the degradation of the cells if exposed to even minute amounts of moisture. Polymer materials used to create seals on conventional solar modules are subject to degradation outdoors over time and may not be adequate to prevent moisture degradation throughout the entire typical 25-year expected lifespan of a solar panel. Instead of relying on these polymer materials, our proprietary cylindrical module design incorporates a hermetic seal on each end to create a gas-leak tight glass-to-metal seal. This design allows us isolate the active solar cell materials from moisture and the resulting degradation, which we believe gives us a competitive advantage over other CIGS-based photovoltaic systems.

We are currently selling solar panels with nameplate panel power ratings ranging from 165 to 191 watts and have certified panels with a nameplate panel power rating of 200 watts. We anticipate that we will be able to increase the nameplate panel power rating of our panels to 240 watts by 2012 if we are able to achieve our product development objectives and planned manufacturing process improvements. Currently, each solar panel is approximately 1.1 meters by approximately 1.8 meters and weighs approximately 31 kilograms.

Mounts and Related Installation Accessories

Our mounts and certain related installation accessories are bundled with the sale of our solar panels. Mounts and installation accessories, such as cable trays, grounding straps, mounting clips and fasteners, are manufactured by third parties to our proprietary design or are commercially available. The horizontal mounting and “air-flow” properties of our solar panel design substantially simplify the requirements for mounting hardware. Our solar panels require only simple supports for mounting hardware without the need for ballast. These mounts can be quickly attached to the solar panels which then can be set in place on the rooftop without any attachments or adhesives. We believe that our systems’ ease of installation substantially reduces installation labor which, along with other system-level benefits, enables a large reduction in balance of system costs relative to other photovoltaic systems.

Currently, our mounts raise our solar panels to a height of approximately 25 centimeters above the rooftop surface, although the performance of our solar panels is relatively insensitive to mounting height. The height of our mounts is optimized to allow for installation of our solar panels over low-lying roof obstructions, such as electrical conduit, ducts, or vents. Due to the combination of series and parallel electrical connections within the panel, our solar panels are tolerant to shadowing and individual cylindrical modules can be shaded without shutting off the other modules in our solar panels. This shade tolerance allows our solar panels and mounts to be placed closer to rooftop obstructions, such as skylights, than conventional panels.

Certifications, Safety & Reliability

We have obtained certifications required to sell our photovoltaic systems in the markets we serve or expect to serve and which validate the safety of our systems in accordance with industry standard tests. Our solar panels carry the CE mark, which is required for shipments into Europe. Our solar panels are certified by the Canadian Standards Association and VDE (the German Association for Electrical, Electronic and Information Technologies) to UL 1703 3rd ed.; IEC 61646 ed. 2; IEC 61730-1 ed. 1; and IEC 61730-2 ed.1. Our photovoltaic systems have undergone wind, seismic and accelerated life cycle testing to test their performance and reliability. We have participated in laboratory and field tests at the Fraunhofer Institute for

Solar Energy Systems ISE in Germany as well as field tests at various other locations in the United States and internationally. Further, our panels have been deployed in over 100 commercial installations in the United States and internationally, providing for comparisons of predicted versus actual performance.

To compare solar panels, the photovoltaic industry uses a widely accepted set of standard measurement procedures and test conditions. These conditions, called standard test conditions, specify a standard temperature, solar irradiance level and angle of the sun, and are used to determine the nameplate panel power rating. Due to our unique cylindrical module design and in accordance with procedures approved by applicable certification bodies, our panels are tested under standard test conditions with a white reflective surface behind the panels to simulate conditions on a reflective rooftop.

We have tested our packaging design efficacy through industry-standard accelerated lifetime and outdoor performance testing, including subjecting our solar panels to photovoltaic industry standard “damp heat” tests at 85°C and 85% relative humidity. To pass this test, a solar panel must demonstrate less than 10% degradation in performance in 1,000 hours of accelerated lifetime testing. Based on the tests we have performed, our solar panels have reliability performance comparable to most top performing crystalline silicon solar panels.

Manufacturing Process

Our manufacturing process involves the transformation of glass tubes into functional photovoltaic modules. We use common glass tubes produced on the same glass manufacturing lines that produce glass containers and tubes for the pharmaceutical industry. To make modules, we use highly automated, proprietary thin film manufacturing techniques and proprietary process control technologies that result in monolithic integration, where solar cells are created directly on a glass tube and the electrical connections are developed during the deposition process. Each module is manufactured via sequential depositions of different thin films onto the cylindrical glass substrate. To interconnect and isolate the cells, scribing steps are employed at various times. The result produces more than 100 solar cells per module. We refer to the steps that convert incoming glass tubes into photovoltaic devices as our Front End process. The next step involves the encapsulation of the modules in glass outer tubes, which isolate the active material from the environment by a hermetic seal. Then, these finished modules are mounted onto a panel frame which connects the modules electrically, resulting in a complete solar panel ready for installation. This encapsulation and framing process is referred to as the Back End process. We collect more than 2,000 unique pieces of data for each tube that goes through our factory, and we continually review this information, using advanced analytic tools, in an ongoing process to improve yield, increase nameplate panel power rating and eliminate manufacturing defects.

Current Solar Panel Manufacturing Facility and Planned Expansion

We are significantly expanding our solar panel production capacity in order to address market demand. Fab 1 had an annualized production run rate of 45 MW during our fiscal month ended December 5, 2009, and to date Fab 1 has produced less than 30 MW of output. We are in the process of expanding the capacity at Fab 1 and expect to reach an annualized production run rate of 110 MW by the fourth fiscal quarter of 2010, assuming achievement of minimum product development objectives and planned manufacturing process improvements. We also intend to expand our production capacity with the addition of Fab 2. We began construction of Phase I on September 4, 2009 and expect to commence commercial operation by early 2011. When completed, Phase I is expected to have an annualized production run rate of 250 MW by end of the first half of 2012, assuming achievement of minimum product development objectives and planned manufacturing process improvements. We plan to fund and complete Phase II by the first fiscal quarter of 2012, subject to the availability of capital. When the construction and production ramp of both phases of Fab 2 are complete, we expect Fab 2 to have an annualized production run rate of 500 MW, assuming achievement of minimum product development objectives and planned manufacturing process improvements. We plan to complete the construction and production ramp of Fab 2 by the end of 2013. We intend to further expand future production capacity to meet anticipated market demand via large scale, low-cost manufacturing facilities, which we expect will replicate the design of Fab 2.

Financing Fab 2

We expect to construct Fab 2 in two phases. We estimate that the total capital required for the land, buildings, improvements, manufacturing equipment and certain sales, marketing and other startup costs for Fab 2 will total approximately $1.38 billion. We are financing Phase I with the proceeds of a prior equity financing and a DOE guaranteed loan facility. On September 11, 2009, we applied for a second loan guarantee from the DOE to partially fund Phase II. If we are unable to obtain the DOE guaranteed loan in whole or in part, we intend to fund any financing shortfall with some combination of the proceeds of this offering, cash flows from operations, debt financing and additional equity financing.

The DOE Loan Guarantee Program

Title XVII of the Energy Policy Act of 2005, or Title XVII, authorizes the DOE to issue loan guarantees for eligible projects that “avoid, reduce or sequester air pollutants or anthropogenic emissions of greenhouse gases” and “employ new or significantly improved technologies.” Section 1703 of Title XVII establishes that one objective of the loan guarantee program is to encourage early commercial use in the United States of innovative technologies in clean energy projects in order to help sustain economic growth, yield environmental benefits and produce a more stable and secure energy supply. Section 1703 of the loan guarantee program is intended to support promising viable technologies by transitioning such technologies to full commercialization, and it is not intended to fund research and development projects or projects based on technology that is in general use in the commercial marketplace in the United States.

Title XVII was amended by the American Recovery and Reinvestment Act of 2009, or the Recovery Act, to create Section 1705. Section 1705 sets forth the conditions of compliance under which Title XVII loan guarantee applicants may seek appropriated funds under the Recovery Act to cover the applicant’s “credit subsidy cost” to compensate the DOE for the risks associated with issuing a loan guarantee for their proposed projects.

Under the loan guarantee program, the DOE can issue guarantees, backed by the full faith and credit of the U.S. government, for up to 100% of a loan borrowed to finance construction of an eligible project, subject to a maximum guarantee amount of 80% of the aggregate project costs. The project sponsor must commit to provide a significant cash equity contribution to the project. Loans for eligible projects are made either by the Federal Financing Bank or other lenders deemed eligible under the DOE regulations.

Phase I Financing

We were the first company to secure a guaranteed loan facility under Title XVII. On September 3, 2009, we and one of our subsidiaries, Solyndra Fab 2 LLC, entered into financing agreements with the Federal Financing Bank, a government corporation under the general supervision of the Secretary of the Treasury, and the DOE that provide for a $535 million loan to Solyndra Fab 2 LLC, which we refer to as the Fab 2 Borrower, that is guaranteed by the DOE. The estimated aggregate project costs of Phase I are approximately $733 million, which includes a contingency reserve of approximately $65 million. Under the terms of the DOE guaranteed loan facility, the Fab 2 Borrower may borrow 73% of the costs of the project as they are incurred up to the maximum loan amount of $535 million, with the remaining 27% of such costs to be funded from equity contributions that we were required to make to the Fab 2 Borrower.

Pursuant to the financing agreements for the DOE loan guarantee, we were required to pre-fund our equity contribution obligation as a condition to the issuance of the guarantee in an amount equal to $198 million and we have satisfied this obligation through contributions of land, improvements and other capitalized development costs and the deposit of funds in a cash reserve account set aside to be utilized as project costs are incurred. We are also responsible for 100% of any costs incurred in connection with the development and construction of Phase I in excess of the estimated aggregate Phase I project costs of $733 million. With respect to this cost overrun obligation, we are required to fund an additional cash reserve account of $30 million in six consecutive monthly payments of $5 million commencing December 2010. The financing agreements provide that the credit subsidy costs for the DOE guaranteed loan facility are paid from funds appropriated under Section 1705 of Title XVII.

The loans are available to be drawn through May 15, 2012, subject to satisfaction of certain conditions. The maturity date of the loans is August 15, 2016. Principal payments on the outstanding loans commence in equal quarterly installments on May 15, 2012 and continue each quarter thereafter until the loans are paid in full on the maturity date. Interest accrues and is payable on a quarterly basis commencing with the first fiscal quarter following the date of disbursement of each loan. The interest rate applicable to each loan is determined by the Federal Financing Bank at the time of disbursement by reference to the applicable “Constant Maturity Treasury” curve in accordance with Section 6(b) of the Federal Financing Bank Act of 1973, plus a spread of 37.5 basis points. As of October, 3, 2009, the Company had made one draw of $21.4 million, which accrues interest at a rate of 2.838% per annum.

Phase II Financing

On July 29, 2009, the DOE issued a new loan guarantee solicitation under Title XVII for projects that employ innovative energy efficiency, renewable energy, and advanced transmission and distribution technologies. The solicitation called for applications in two parts, namely a Part 1 that is expected to provide the DOE with a summary level description of the project, and a Part 2 that requires a more detailed submission. On September 11, 2009, we submitted Part 1 of an application for an approximately $469 million guaranteed loan to be utilized to finance the construction of Phase II. As with the financing facility for Phase I, the loan would be made by the Federal Financing Bank and guaranteed by the DOE. On November 4, 2009, we were notified by the DOE that our Part 1 application was complete and that Phase II was determined to be a Section 1703 eligible project and to have the credit subsidy cost for the project paid out of funds allocated under Section 1705. We submitted Part 2 of our loan guarantee application on November 17, 2009. The balance of the expected approximately $642 million cost of Phase II, which amount includes building expansion and improvements, manufacturing equipment, certain sales, marketing and other start-up costs, a contingency reserve of approximately $53 million. Any excess Phase II costs would be required to be paid by us. We anticipate funding any Phase II costs not covered by the DOE guaranteed loan with the proceeds of this offering.

We cannot be certain that we will obtain the Phase II loan guarantee in the full amount required, and there is a possibility that the DOE will reject our application in its entirety and not provide any loan guarantee for Phase II. In addition, we do not presently know when the DOE will issue its final decision with respect to our application, and if we are awarded a loan guarantee, we will still have to negotiate the terms and conditions of the guaranteed loan facility with the DOE and the Federal Financing Bank. If we are unable to obtain the DOE guaranteed loan in whole or in part, we intend to fund any financing shortfall with some combination of the proceeds of this offering, cash flows from operations, debt financing and additional equity financing. Any such financing may not be available on acceptable terms, or at all, if and when needed.

Manufacturing Equipment

We design, assemble, integrate, install and qualify most of the thin film deposition, patterning, metrology and other equipment that we use to manufacture our photovoltaic modules and panels. We outsource to third-party suppliers for certain production equipment, such as glass cleaning, subassembly manufacturing, and fully automated assembly tools for module encapsulation and panel framing processes. We intend to continue our strategy to design and construct the customized equipment that is used in our manufacturing for the foreseeable future. We believe that we have been and will continue to be able to advance our research and development initiatives at a faster pace than competitors due to our ability to rapidly modify and refine our production equipment and manufacturing process techniques. In addition, we believe that our manufacturing, metrology and inspection equipment far exceeds typical methods and practices for crystalline silicon solar panel manufacturing and instead has been developed to the latest semiconductor manufacturing standards, comparable to equipment used for computer chip production. We expect this strategy will reduce production labor costs while at the same time accelerate improvements in efficiency, yield and throughput of our production facilities.

Raw Materials

Our manufacturing processes use approximately 20 types of raw materials and subsystems to construct a complete solar module. Of these raw materials and subsystems, the following four are critical to our manufacturing process: indium, gallium, selenium and soda-lime glass tubing. Before we use these materials and subsystems in our manufacturing process, a supplier must undergo a qualification process that can last several months, depending on the type of raw material or subsystem. We continually evaluate new suppliers and currently are qualifying several new suppliers. Most of our critical materials or subsystems are dual sourced or, if single sourced, supplied by large suppliers with multiple manufacturing locations that we have qualified. To date, we only have one supply agreement, which is for soda-lime glass tubing. We acquire the rest of our raw materials through long-term purchase orders.

Sales and Marketing

Representative Solyndra Sales Channel Model

We primarily sell our photovoltaic systems to value-added resellers, including system integrators and roofing materials manufacturers. These value-added resellers typically resell our systems for use by photovoltaic system owners, including third-party investors, enterprises such as manufacturers, wholesaler-distributors and big-box retailers, government entities and utility companies. Occasionally, we sell our systems directly to the system owner. In addition, we are developing relationships with certain third-party distributors for sales to smaller customers. We expect that these sales channels will continue to evolve over time.

We have direct sales personnel in the United States, Germany, Spain and Italy. We formed a subsidiary in Germany and opened a sales and service office near Munich at the end of 2008. We are actively selling and marketing our products for commercial rooftop installations in the United States, Germany, Spain, Belgium, Italy, France, Australia, the Czech Republic, Israel and Canada, and also have done initial market development in other international markets. Over 85% of our shipments to date have been to Europe, although we do not expect this to remain constant over time. Our business in Europe has been driven by government incentive programs.

Customers

In July 2008, we commenced commercial shipments of our photovoltaic systems for installation on low-slope commercial rooftops. A significant amount of our sales to date have been to system integrators, including Geckologic GmbH, Phoenix Solar AG, Premier Solar Systems Pvt Ltd., Solar Power, Inc., Sunconnex B.V., Sun System S.p.A. and USE Umwelt Sonne Energie GmbH. Our integrator customers in Europe also act as distributors for a portion of their business, selling our systems to smaller local installers. Our panels have been deployed in over 100 commercial installations in the United States and internationally, including in Australia, Belgium, Canada, Czech Republic, France, Germany, Israel, Italy, Netherlands, South Korea, Spain and Switzerland.

We are also selling our photovoltaic systems to manufacturers of reflective “cool” roofing materials. Cool roofs keep buildings cooler by reflecting away sunlight and they lower the electricity usage for air conditioning. We have sold significant amounts of our products to Alwitra GmbH and Carlisle Syntec Incorporated, as well as other roofing materials manufacturers and distributors in Europe and the United States.

Government Subsidies

Different policy mechanisms have been used by governments in many countries, most notably Canada, France, Germany, Greece, Italy, Japan, Portugal, South Korea, Spain and the United States, to accelerate the adoption of solar power. Examples of these economic incentives and other support include cash grants, capital cost rebates, performance-based incentives, feed-in tariffs, net metering, tax incentive programs and low-interest loans. Capital cost rebates provide funds to customers based on the cost and size of a customer’s solar power system. Performance-based incentives provide funding to a customer based on the energy produced by their photovoltaic system. Feed-in tariffs pay customers for solar power system generation based on kilowatt-hours produced, at a rate generally guaranteed for a period of time. For example, the German Renewable Energy Law, which was modified as of January 1, 2009 by the Germany government, provides for feed-in tariffs that decline at a rate of between 8.0% and 10.0%, based on the type of photovoltaic system. The rate of decrease is subject to change based upon the overall market growth. In Ontario, Canada, a new feed-in-tariff program was introduced in September 2009 and replaced the Renewable Energy Standard Offer Program as the primary subsidy program for future renewable energy projects. In order to participate in the Ontario feed-in-tariff program, certain provisions relating to minimum required domestic content and land use restrictions for solar installations must be satisfied.

In the United States, tax incentive programs exist at both the federal and state level and can take the form of investment tax credits, accelerated depreciation and property tax exemptions. At the federal level, investment tax credits for business and residential photovoltaic systems have gone through several cycles of enactment and expiration since the 1980s. The 30% federal investment tax credit currently available to businesses in the United States for the installation of photovoltaic systems provides a significant financial incentive to owners of these systems. In October 2008, the U.S. Congress extended the 30% federal investment tax credit for both residential and commercial solar installations for eight years, through December 31, 2016. On February 17, 2009, the Recovery Act was enacted. In addition to adopting certain fiscal stimulus measures that could benefit on-grid solar electricity applications, this legislation creates a new program, through the U.S. Department of the Treasury, which provides grants equal to 30% of the cost of solar installations that are placed in service during 2009 and 2010 or that begin construction prior to January 1, 2011 and are placed in service by January 1, 2017. This grant is available in lieu of receiving the 30% federal investment tax credit and, unlike the 30% federal investment tax credit, can be currently utilized even if the recipient does not have federal income tax liability. Other measures adopted by the Recovery Act that could benefit on-grid solar electricity generation include the following: (1) a DOE loan guarantee program for renewable energy projects, renewable energy manufacturing facilities and electric power transmission projects and (2) a 30% investment tax credit for certain assets used to manufacture property to be used to produce renewable energy such as solar electricity. Several state governments also facilitate low interest loans for photovoltaic systems, either through direct lending, credit enhancement or other programs.

In addition to the economic incentives described above, other programs to encourage the use of renewable energy sources continue to emerge. For example, several states in the United States have adopted renewable portfolio standards, which mandate that a certain portion of electricity delivered to customers come from a set of eligible renewable energy resources. Some programs further specify that a portion of the renewable energy quota must be from solar electricity, while others provide no specific technology requirement for renewable electricity generation. In California, the California Solar Initiative has established a goal of installing 3,000 MW of solar generation capacity by 2016, with a state budget of $2.2 billion over 10 years. As of August 2009, 16 states and the District of Columbia have solar energy renewable portfolio standards carve-outs, according to the Database of State Incentives for Renewables & Efficiency. In addition, governments in certain developing countries are establishing initiatives to expand access to electricity, including initiatives to support off-grid rural electrification using solar power.

Regulations and policies relating to electricity pricing and interconnection also encourage distributive generation with photovoltaic systems. Photovoltaic systems generate most of their electricity during the afternoon hours when the demand for and cost of electricity is highest. As a result, electricity generated by photovoltaic systems mainly competes with expensive peak hour electricity, rather than the less expensive average price of electricity. Modifications to the peak hour pricing policies of utilities, such as to a flat rate, would require photovoltaic systems to achieve lower prices in order to compete with the price of electricity. In addition, interconnection policies often enable the owner of a photovoltaic system to feed solar electricity into the power grid without interconnection costs or standby fees.

Research and Development

We engage in extensive research and development efforts with respect to our product development and manufacturing processes, including improving nameplate panel power rating and reducing manufacturing cost through the improvement of throughput and yields. Our research and development organization works closely with our marketing and manufacturing organizations and our customers to improve our photovoltaic system design and lower module, panel and system product manufacturing and assembly costs. Our research and development expenditures were approximately $125.5 million, $85.9 million and $19.9 million for the fiscal years ended January 3, 2009, December 29, 2007 and December 31, 2006, respectively, and $61.6 million for the nine months ended October 3, 2009.

Intellectual Property

Our success depends, in part, on our ability to maintain and protect our proprietary technology and to conduct our business without infringing on the proprietary rights of others. We rely primarily on a combination of patents, trademarks and trade secrets, as well as employee and third-party confidentiality agreements, to safeguard our intellectual property. As of the date of this prospectus, we held five patents issued by the U.S. Patent and Trademark Office, and have filed over 150 patent applications, covering both domestic and foreign rights. Our issued patents protect key aspects in the use and manufacture of cylindrical photovoltaic modules.

Our pending patent applications and any future patent applications that we file might not result in patents being issued with the scope of the claims we seek, or at all, and any patents we have or may receive may be challenged, invalidated or declared unenforceable. We continually assess appropriate occasions for seeking patent protection for those aspects of our technology, designs and methodologies and processes that we believe provide significant competitive advantages.

As of the date of this prospectus, we have five applications for trademarks in the United States pending, four of which have been published for opposition. The marks cover the term “Solyndra,” a stylized “Solyndra,” the Solyndra “O”, “Omnifacial” and the term “The New Shape of Solar.” We have applied for trademark protection for some of these marks in Canada, the European Union, Japan, People’s Republic of China, South Korea and Taiwan.

With respect to proprietary know-how that is not patentable and processes for which patents are difficult to enforce, we rely on, among other things, trade secret protection and confidentiality agreements to safeguard our interests. We believe that many elements of our photovoltaic manufacturing processes involve proprietary know-how, technology or data that are not covered by patents or patent applications, including technical processes, equipment designs, algorithms and procedures. We have taken security measures to protect these elements. All of our research and development personnel have entered into confidentiality and proprietary information agreements with us. These agreements address intellectual property protection issues and require our employees to assign to us all of the inventions, designs and technologies they develop during the course of employment with us. We also require our customers and business partners to enter into confidentiality agreements before we disclose any sensitive aspects of our systems, technology or business plans.

Our precautions may not prevent misappropriation or infringement of our intellectual property. Third parties could infringe or misappropriate our patents, copyrights, trademarks, trade secrets and other proprietary rights. Our failure or inability to adequately protect our intellectual property could materially harm our business.

Competition

We compete in the solar electricity and renewable energy markets with companies that continually evolve and strive to distinguish themselves within their markets and to compete within the larger electric power industry. Hydro, wind, geothermal, bio-mass and tidal energy companies compete with us in the renewable energy industry, although market activities by those companies generally are complementary to solar and not expected to directly impact our future growth prospects. In a similar way, other solar solutions such as solar thermal and concentrated photovoltaic technologies are typically restricted to large-scale wholesale utility applications, which are not currently the target of our marketing initiatives. Thus, we believe that our main sources of competition are crystalline silicon photovoltaic system manufacturers and other thin film photovoltaic system manufacturers.

According to iSuppli, manufacturers of crystalline silicon-based solar panels held an almost 86% market share worldwide in 2008, based on MW shipments. These include polycrystalline, monocrystalline and ribbon silicon technologies. Crystalline silicon-based competitors include BP Solar International Inc., General Electric Company, Sanyo North America Corporation, Sharp Electronics Corporation, SolarWorld AG, SunPower Corporation, Yingli Green Energy Holding Company Limited and Suntech Power Holdings Co., Ltd.

Competition from thin film photovoltaic system manufacturers includes First Solar, Inc. and United Solar Ovonic, LLC, and several crystalline silicon manufacturers who are developing thin film technologies. In addition, several emerging companies are pursuing a variety of methods to make CIGS based thin film photovoltaic systems on flexible or rigid substrate, including AVANCIS GmbH & Co. KG,

Honda Soltec Co., Ltd., MiaSolé, NanoSolar, Inc. Showa Shell Solar K.K. and Würth Solar GmbH & Co. KG. We may also face competition from semiconductor equipment manufacturers, semiconductor manufacturers or their customers, several of which have already entered the solar photovoltaic market.

Some of our existing and potential competitors have substantially greater financial, technical, manufacturing and other resources than we do. Our competitors’ greater size in some cases provides them with a competitive advantage because they can realize economies of scale and purchase certain raw materials at lower prices. As a result of their greater size, some of our competitors may be able to devote more resources to the research, development, promotion and sale of their products or respond more quickly to evolving industry standards and changes in market conditions than we can. A number of our competitors also have greater brand name recognition, established distribution networks and larger customer bases. In addition, a number of our competitors have well-established relationships with our current and potential customers and have extensive knowledge of our target markets.

We believe that the principal factors upon which photovoltaic system manufacturers compete are: LCOE and total installed cost per watt, which includes price per watt and balance of system costs, as well as production capacity, reliability and system weight. We believe that we compete favorably with respect to these factors.

Environmental, Health and Safety Regulations

We use toxic, volatile or otherwise hazardous substances in our research and development and manufacturing activities, which generate hazardous emissions, effluents and wastes. We are subject to a variety of foreign, federal, state and local governmental regulations related to the storage, use, discharge, emission and disposal of hazardous substances and waste, as well as with respect to the sale, distribution, labeling, re-use and recycling of products containing hazardous substances. We are also subject to occupational health and safety regulations designed to protect worker health and safety from injuries and adverse health effects from exposure to hazardous substances and working conditions.

We believe that we have all environmental permits necessary to conduct our business as currently conducted and expect to obtain all necessary environmental permits for Fab 2. We believe that we have properly handled our hazardous substances and wastes and have not materially contributed to any contamination at any of our past or current premises, although historical contamination may be present at these locations from prior uses.

We are not aware of any environmental, health or safety investigation, proceeding or action by foreign, federal or state agencies involving our past or current facilities. If we fail to comply with present or future environmental, health or safety regulations, we could be subject to fines, suspension of production or a cessation of operations.

Employees

As of December 5, 2009, we employed 747 full-time employees. Of the full-time employees, 268 were engaged in research and development, 364 were engaged in manufacturing and operations, 40 were engaged in sales and marketing and 75 were engaged in general and administrative activities. As of December 5, 2009, we also employed 238 contract employees who were primarily engaged in manufacturing and operations activities. None of our employees are represented by a labor union, and we consider our employee relations to be good.

Facilities

Our corporate headquarters are located in Fremont, California, in a facility that also houses our Fab 1 Front End facility production equipment. This facility consists of two buildings of approximately 183,000 square feet in aggregate, of which approximately 81,000 square feet are dedicated to manufacturing operations. The lease for this property expires in September 2016. The encapsulation and panel framing Back End production activities for Fab 1 are housed in an approximately 120,000 square foot facility located near our corporate headquarters. The lease for this property expires in April 2015.

Fab 2 is now under construction. We are building Phase I of the Fab 2 Front End facility at a 30-acre site located near our Fremont headquarters. This approximately 300,000 square foot Phase I facility is expected to have an annualized production run rate of 250 MW, assuming achievement of minimum product development objectives and planned manufacturing process improvements. Nearby, we have leased an approximately 500,000 square foot facility to serve as the Back End manufacturing site for both phases of Fab 2. Further, we intend to move our equipment manufacturing group to occupy a 100,000 square foot location within this Back End facility.

We believe that our existing properties are in good condition and, with the successful expansion of our manufacturing operations, will be sufficient and suitable to support the planned conduct and growth of our business.

Legal Proceedings

From time to time, we are involved in various legal proceedings arising in the normal course of business activities. We are not presently a party to any litigation the outcome of which, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, operating results or financial condition.

DESCRIPTION OF MATERIAL INDEBTEDNESS

DOE Loan Guaranty Financing

On September 3, 2009, we and one of our subsidiaries, Solyndra Fab 2 LLC, which we refer to as the Fab 2 Borrower, entered into financing agreements with the Federal Financing Bank and the DOE that provide for a $535 million loan facility, which is guaranteed by the DOE. The estimated aggregate project costs of Phase I are approximately $733 million, which includes a contingency reserve of approximately $65 million. Under the terms of the DOE guaranteed loan facility, the Fab 2 Borrower may borrow 73% of the costs of the project as they are incurred up to the maximum loan amount of $535 million, with the remaining 27% of such costs to be funded from equity contributions that we were required to make to the Fab 2 Borrower. Pursuant to the financing agreements for the DOE loan guarantee, we were required to pre-fund our equity contribution obligation as a condition to the issuance of the guarantee in an amount equal to $198 million, and we have satisfied this obligation through contributions of land, improvements and other capitalized development costs and the deposit of funds in a cash reserve account set aside to be utilized as project costs are incurred. We are also responsible for 100% of any costs incurred in connection with the development and construction of Phase I in excess of the estimated aggregate Phase I project costs of $733 million. With respect to this cost overrun obligation, we are required to fund an additional cash reserve account of $30 million in six consecutive monthly payments of $5 million commencing December 2010.

The loans are available to be drawn through May 15, 2012. The maturity date of the loans is August 15, 2016. Principal payments on the outstanding loans shall be made in equal quarterly installments commencing on May 15, 2012 and continuing for each quarter thereafter until the loans are paid in full on the maturity date. Interest shall accrue and be payable on a quarterly basis commencing with the first fiscal quarter following the date of disbursement of each loan. The interest rate applicable to each loan is determined by the Federal Financing Bank at the time of disbursement by reference to the applicable “Constant Maturity Treasury” curve in accordance with Section 6(b) of the Federal Financing Bank Act of 1973, plus a spread of 37.5 basis points. As of October, 3, 2009, the Company had made one draw of $21.4 million, which accrues interest at a rate of 2.838% per annum.

The Fab 2 Borrower is required to maintain a debt service reserve account in an amount equal to six months of scheduled payments of principal, accrued interest and fees. If prior to the completion of the development and construction of Phase I, the ratio of our indebtedness to tangible net worth is greater than 0.50 to 1.0, or if after the completion of the development and construction of Phase I, our tangible net worth is less than $175 million, then, in either case, the Fab 2 Borrower shall be required to increase the amount of the reserve from six months to nine months of scheduled payments of principal, accrued interest and fees. These increased reserves are required to be maintained until such time as four consecutive fiscal quarters have passed in which the applicable condition that triggered the increased reserve has not occurred.

The DOE’s guaranty of the loans is secured by a first priority security interest in all property and assets of the Fab 2 Borrower, including all personal property and all real property. In addition, we have granted a first priority security interest in all of our equity interests in the Fab 2 Borrower and in a funding account that contains our required equity contribution to cover the balance of the cost of the development and construction of Phase I and that will contain our required $30 million reserve for cost overruns.

The financing agreements contain customary affirmative and negative covenants, including covenants that limit or restrict the Fab 2 Borrower’s ability to, among other things, incur indebtedness, grant liens, make investments, incur capital expenditures, merge or consolidate, transfer or dispose of assets, change the nature of its business, pay dividends or distributions, or repurchase stock. The Fab 2 Borrower is permitted to make dividends and distributions to us only after meeting certain conditions, including among others, meeting certain debt service coverage ratios or maintaining certain excess cash balances after giving effect to certain loan prepayments in conjunction with such dividends and distributions. The Fab 2 Borrower is also required to maintain a minimum debt service coverage ratio.

The financing agreements also contain customary events of default, including non-payment defaults, inaccuracy of representations and warranties, covenant defaults, material defaults or termination of any intercompany project agreement, breaches of our obligation to meet our funding commitments with respect to the development and construction of Phase I, cross-default to material indebtedness, judgment defaults, bankruptcy and insolvency defaults, defaults related to the suspension of construction or operation of Phase I, and defaults related to the failure to timely complete construction of Phase I. The financing agreements also provide that it is an event of default if we experience a change of control without obtaining the consent of the DOE, which will be deemed to occur if any person or group, other than stockholders that held our stock prior to the completion of this offering, acquires stock of us that represents more than 50% of the outstanding voting power. The occurrence of an event of default could result in the triggering of default interest rates, the acceleration of the outstanding loans and the exercise of remedies by the Federal Financing Bank and the DOE.

In connection with entering into the financing agreements, we entered into various inter-company project agreements with the Fab 2 Borrower to facilitate the development, construction and operations of Phase I, including an equipment supply agreement, intellectual property license agreement, material supply agreement, a product sales agreement and an operations and maintenance agreement. The equipment supply agreement provides that we will build, supply and install the equipment required for Phase I. The intellectual property license agreement provides for a non-exclusive, fully paid, irrevocable license to all intellectual property necessary to develop, construct and operate Phase I. The material supply agreement provides that we will supply all raw material necessary to operate and manufacture products for Phase I. The product sales agreement commits us to buy 100% of the products manufactured in Phase I. The operations and maintenance agreement provides that our wholly owned subsidiary, Solyndra Operator LLC, will operate and manage the operations of Phase I.

Revolving Loan Facility

On July 17, 2009, we entered into a loan and security agreement, with Argonaut Ventures I, L.L.C., or Argonaut, that provides for a $50.0 million revolving loan facility. Under the terms of the revolving loan facility, we may borrow, repay and re-borrow revolving loans until the maturity date, July 17, 2011, provided that the maturity date may be extended to July 17, 2012, subject to the satisfaction of certain conditions including payment of a $1 million extension fee. Upon completion of this offering, the revolving loans will be subject to mandatory prepayment and we will not be permitted to re-borrow any amount under the Argonaut credit facility. As of October 3, 2009, we had no amounts outstanding under this revolving loan facility.

The revolving loans shall accrue interest at a rate per annum equal to 10.0%, provided that if the maturity date is extended beyond July 17, 2011, then the interest rate shall increase to 15.0% per annum. Accrued interest on the revolving loans shall be paid on the last day of each calendar quarter. The revolving loans are subject to mandatory prepayment in the event of an initial public offering of our common stock or a change of control of our stockholders. In addition, upon the issuance of any of our equity securities, the revolving loan commitment shall be reduced in an amount equal to the amount of proceeds received from the sale of our equity securities and a mandatory prepayment of revolving loans will be required to the extent that the outstanding revolving loans exceed the reduced revolving loan commitment.

The revolving loan facility is secured by substantially all of our assets, excluding our intellectual property and our equity interests in the Fab 2 Borrower and Solyndra Operator LLC. Our future domestic subsidiaries will be required to guaranty our obligations under the revolving loan facility and secure their guaranty obligations with a security interest in substantially all of their assets, excluding their intellectual property.

The revolving loan facility contains customary affirmative and negative covenants, including covenants that limit or restrict our ability to, among other things, transfer or dispose of assets, change the nature of our business, merge or consolidate, acquire all or substantially all of the assets of any other entity, incur indebtedness, grant liens, pay dividends or distributions, repurchase stock, or make investments. The revolving loan facility also contains certain financial covenants that require us to meet certain minimum commercial shipment and production output targets.

The revolving loan facility contains customary events of default, including non-payment defaults, covenant defaults, a material adverse effect default, attachment and levy of material assets defaults, insolvency and bankruptcy defaults, cross-default to material indebtedness, judgment defaults, cross-default to the financing arrangements with the Federal Financing Bank and the DOE, and inaccuracy of representations and warranties. The occurrence of an event of default could result in the triggering of default interest rates, the acceleration of the outstanding revolving loans and the exercise of remedies by Argonaut.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information about our executive officers and directors as of October 3, 2009:

Name	Age	Position
Dr. Christian M. Gronet	47	Chief Executive Officer and Director
Benjamin B. Bierman	46	Executive Vice President, Operations and Engineering
Kirk R. Roller	47	Vice President, Worldwide Sales
Wilbur G. Stover, Jr.	56	Vice President, Chief Financial Officer
Dr. James K. Truman	49	Vice President, Marketing and Business Development
Dr. James F. Gibbons(2)(3)	78	Director
Dr. Dan Maydan(1)	73	Director
Dr. Winston S. Fu(1)	43	Director
Thomas R. Baruch(1)	71	Director
John Walecka(2)	50	Director
David J. Prend(2)	52	Director
Alex O’Cinneide(1)	37	Director
Anup M. Jacob(2)	36	Director
Steven R. Mitchell(3)	39	Director
Raymond J. Sims(1)(3)	59	Director
Jameson J. McJunkin(3)	35	Director

(1)	Member of our audit committee
(2)	Member of our compensation committee
(3)	Member of our nominating and governance committee

Dr. Christian M. Gronet has served as our Chief Executive Officer and as a director since he founded Solyndra in May 2005. Previously he spent 11 years at Applied Materials, Inc., a semiconductor manufacturing equipment company, most recently as Vice President and General Manager of the Transistor, Capacitor and Gate product group. Dr. Gronet founded G-Squared Semiconductor Corporation (acquired by Applied Materials). Dr. Gronet also worked at SERA Solar Corporation, where he pioneered new photovoltaic technologies. Dr. Gronet holds over 20 U.S. patents in thin film and related technologies. He holds a B.S. in materials science and a Ph.D. in semiconductor processing, both from Stanford University.

Benjamin B. Bierman joined our company in August 2006 and has served in positions of increasing responsibility since that time, most recently as our Executive Vice President, Operations and Engineering since October 2009. Prior to joining our company, from March 2005 until August 2006, Mr. Bierman served as the Vice President-Business Management of Coherent, Inc. Mr. Bierman served as Managing Director at Lam Research Corporation from December 2003 to March 2005. Previously, during an eight-year tenure at Applied Materials, Mr. Bierman served as Director of Engineering and Technology and Managing Director of two product units. Mr. Bierman holds an associate’s degree in Engineering Technology from SUNY Farmingdale.

Kirk R. Roller has served as our Vice President, Worldwide Sales since June 2009. Mr. Roller was previously Vice President, Sales at SunEdison LLC, a solar integrator, where he was responsible for sales of photovoltaic projects, sales operations, and sales of renewable energy credits from July 2008 until June 2009. Prior to SunEdison, from April 1998 until July 2005, Mr. Roller was President and Chief Operating Officer of Emulex Corporation, a fiber channel based networking storage solutions company. At Emulex, he held various positions including Vice President, Worldwide Sales, Sr. Vice President, Sales and

Marketing, prior to becoming President and Chief Operating Officer. Prior to Emulex, Roller held various positions at Compaq Computer Corporation before taking the position of General Manager of the networking components division, which provided networking design support and sales for all network interface components. Prior to Compaq, Mr. Roller held the position of Sr. Vice President, Sales and Marketing at Advanced InterConnections Corp., and Vice President, Worldwide Sales for Thomas-Conrad Corporation. Mr. Roller holds a B.A. in business management from the University of Texas.

Wilbur G. Stover, Jr. has served as our Vice President, Chief Financial Officer since December 2007. From June 1989 until August 2007, Mr. Stover served in various capacities at Micron Technology, Inc., a manufacturer of semiconductor devices, most recently Vice President, Finance and Chief Financial Officer. Mr. Stover holds a B.A. in business administration with an accounting emphasis from Washington State University.

Dr. James K. Truman joined as a founding employee in June 2005 as Vice President, Marketing, Sales and Business Development. Dr. Truman was previously Vice President, Marketing at ReVera Incorporated, a provider of metrology used to monitor and control films and critical layers deployed in the semiconductor manufacturing process, from 2004 until 2005. Prior to ReVera, Dr. Truman was Director, Advanced Research Programs while on the Research Faculty, Department of Materials Science & Engineering, at the University of Florida from 2003 until 2004. From 1995 until 2003, Dr. Truman served in a number of executive capacities at Applied Materials, Inc., including General Manager of the Wet Clean Division and Chief Marketing Officer and Director of Strategic Technology & Marketing for the Transistor Gate and Substrate division. Dr. Truman holds a B.S. in metallurgical engineering and material science from the University of Notre Dame, and a M.S. and a Ph.D. in materials science and engineering from the University of Florida.

Dr. James F. Gibbons has served as a director of Solyndra since December 2005. Dr. Gibbons is currently Professor (Research) in Electrical Engineering at Stanford University. He joined the Stanford faculty in 1957 and served as the Dean of the School Engineering from 1984 to 1996. He was the founder of SERA Solar Corporation, and he also co-founded G-Squared Semiconductor Corporation (which was acquired by Applied Materials, Inc.). Dr. Gibbons has served on boards of directors for both private and public companies, including Lockheed-Martin Corporation, Cisco Systems, Inc., El Paso Energy, SRI International and Raychem Corp. He has also served on committees working with the Presidential Science Advisor in the Nixon, Reagan and Bush administrations. Dr. Gibbons is a Life Fellow of the Institution of Electrical and Electronic Engineers and was elected a member of the National Academy of Engineering, the National Academy of Sciences, and the American Academy of Arts and Sciences. Dr. Gibbons holds a B.S. from Northwestern University and a Ph.D. from Stanford University.

Dr. Dan Maydan has served as a director of Solyndra since June 2006. Dr. Maydan was President of Applied Materials, Inc. from 1994 to 2003 and a member of that company’s board of directors. Before joining Applied Materials, Dr. Maydan spent 13 years managing new technology development at Bell Laboratories. In 1998, he was elected to the National Academy of Engineering. Dr. Maydan serves on the board of directors of Infinera Corporation and Electronics For Imaging, Inc. Dr. Maydan holds a B.S. and M.S. in electrical engineering from Technion, the Israel Institute of Technology, and a Ph.D. in physics from the University of Edinburgh in Scotland.

Dr. Winston S. Fu has served as a director of Solyndra since February 2006. Dr. Fu is a Managing Member of several venture capital funds commonly referred to as U.S. Venture Partners, or USVP. He joined USVP following his selection as a Kauffman Fellow in Venture Capital in 1997. Previously, Dr. Fu served in technical and marketing roles at Vixel Corporation from 1991 until 1995. Previously, Dr. Fu researched and developed technologies in the areas of semiconductors, lasers and superconductors at Stanford University, Sandia National Laboratories and the Massachusetts Institute of Technology. He serves on the board of directors of Active-Semi International, Inc., CFX Battery, Inc., Maskless

Lithography, Inc., Redwood Systems, Inc. and Teknovus, Inc. Dr. Fu holds a B.S. in physics from MIT, a Ph.D. in Applied Physics from Stanford University and a M.S. in business administration from the Kellogg School of Management, Northwestern University.

Thomas R. Baruch has served as a director of Solyndra since February 2006. Mr. Baruch is the founder and a managing director of CMEA Ventures, a venture capital firm that was established in 1989 as an affiliated fund of New Enterprise Associates. Mr. Baruch is currently on the board of directors of Entropic Communications, Inc., and several private companies. Before starting CMEA Ventures, Mr. Baruch was a founder and Chief Executive Officer of Microwave Technology, Inc., a supplier of gallium arsenide integrated circuits. Prior to his employment with Microwave Technology, Inc., Mr. Baruch managed a dedicated venture fund at Exxon Corp, and was President of the Exxon Materials Division. Earlier in his career, Mr. Baruch worked as a patent attorney and remains a registered patent attorney. He is also both a member of the Executive Committee of the Council of Competitiveness and a member of the Steering Committee of the ESIS Initiative (Energy, Security, Innovation and Sustainability) of the Council on Competitiveness. Mr. Baruch is a member of the board of trustees of Rensselaer Polytechnic Institute and the board of trustees of the Berkeley Institute of Synthetic Biology. Mr. Baruch holds a B.S. in engineering from Rensselaer Polytechnic Institute and a J.D. from Capital University.

John Walecka has served as a director of Solyndra since February 2006. Mr. Walecka is a founding partner of Redpoint Ventures, which was established in 1999. Prior to founding Redpoint Ventures, Mr. Walecka was a general partner with Brentwood Venture Capital, a firm he joined in 1984. Mr. Walecka has also served as a member of the board of directors of Entropic Communications, Inc., a fabless semiconductor company, since September 2001. Mr. Walecka served as director of the Western Association of Venture Capitalists (WAVC) and is currently a director of Fortinet, Inc. and the Stanford Business School Venture Capital Trust. Mr. Walecka holds a B.S. and an M.S. in engineering from Stanford University and an M.B.A. from the Stanford Graduate School of Business.

David J. Prend has served as a director of Solyndra since October 2006. Mr. Prend is the Managing General Partner of RockPort Capital Partners, a venture capital firm. Prior to founding RockPort Capital Partners, Mr. Prend held the positions of Director and Managing Director at Salomon Brothers from June 1990 until January 1997, and headed the Global Energy Investment Banking Group. Previously, he served in a number of executive capacities for Shearson Lehman’s Natural Resources Investment Banking Group, Amoco and Bechtel Corporation. Mr. Prend currently serves on the boards of directors of Achates Power, Inc., Aspen Aerogels, Inc., Aspen Products Group, Inc., Hycrete Technologies, Inc., Satcon Technology Corporation and SustainX, Inc. He is also a member of the board of directors of the National Venture Capital Association. Mr. Prend holds a B.S. in Civil Engineering from the University of California at Berkeley and a M.B.A. from Harvard Business School.

Alex O’Cinneide has served as a director of Solyndra since July 2007. Mr. O’Cinneide is the Head of Venture Investments of the Abu Dhabi Future Energy Company (Masdar). Prior to joining Masdar in January 2007, he was a Managing Partner in Quorum European Partners, an energy technology focused venture capital firm, from 2004 until 2007. He also worked at Unisys Corp. in the Business Transformation group. He started his career in two technology companies before joining KPMG Consulting, where he was a director in the Strategy and Private Equity Advisory group (London & New York). He presently serves on the board of directors of EnerTech Environmental, Inc., DuraTherm, Inc. and Enviromena Power Systems LLC. He holds a B.A. and M.A. from Trinity College Dublin, a MSc. in Philosophy from the London School of Economics and a MSc. in Finance from the London Business School.

Anup M. Jacob has served as a director of Solyndra since July 2007. Mr. Jacob is a Founding Partner of Virgin Green Fund. Prior to Virgin Green Fund, Mr. Jacob was a partner in TPG’s Aqua Fund, which focused on late stage investments in water, clean technology and renewable resources companies, from 1999 until 2007. Mr. Jacob has served on the board of directors of several public and private companies, including Wildcat Discovery Technologies, Inc., Jain Irrigation Systems Ltd, Metering Technology

Corporation and Scanship Environmental Solutions. Prior to TPG, Mr. Jacob was an investment banker at Donaldson, Lufkin & Jenrette, Inc. in the Global Power and Merchant Banking groups. Mr. Jacob holds a B.A., with honors, in economics from the University of Chicago.

Steven R. Mitchell has served as a director of Solyndra since November 2008. Mr. Mitchell is Managing Director of Argonaut Private Equity, a venture capital and buyout firm dedicated to financing and growing emerging market leaders. Mr. Mitchell currently sits on the Boards of Directors of Global Client Solutions, LLC, Westec Intelligent Surveillance Inc., Yulex Corporation, Solyndra, StepStone Group LLC, Southwest United Industries, Inc., Green Hills Software, Inc., Newmans Valve, Ltd. and Aspen Aerogels, Inc. Prior to joining Argonaut in November 2004, Mr. Mitchell was a Principal in both Radical Incubation LP and 2929 Entertainment, where he led acquisitions and investments primarily focused in the media, sports and entertainment sectors. He previously was a corporate attorney at Gibson, Dunn & Crutcher LLP specializing in mergers and acquisitions. Mr. Mitchell is a graduate of Baylor University and the University of San Diego School of Law.

Raymond J. Sims has served as a director of Solyndra since December 2008. Mr. Sims is Executive Vice President and Chief Financial Officer of Financial Engines, Inc, an independent registered investment advisor. Prior to joining Financial Engines, he served at Raychem Corporation, a technology company, as Senior Vice President, Chief Financial Officer and Treasurer from 1993 until 1999, as Vice President and Treasurer from 1985 to 1993 and as Director, Internal Audit from 1982 to 1984. Mr. Sims holds an M.B.A from the Harvard Business School and a B.S. in business and economics from Lehigh University.

Jameson J. McJunkin has served as a director of Solyndra since September 2009. Mr. McJunkin is a Founding Partner at Madrone Capital Partners, L.L.C., an investment firm based in Menlo Park, CA that was formed in 2005. Mr. McJunkin leads Madrone’s efforts in sustainability and alternative energy, and currently serves on the board of directors of Achates Power Inc., Enphase Energy, Inc., Fluidic Energy, and the Smithsonian National Air and Space Museum. Prior to Madrone, he was a technology growth capital investor at TA Associates, Inc., a private equity firm, from 2000 until 2005. Mr. McJunkin holds an A.B. with honors from the Woodrow Wilson School of Public and International Affairs at Princeton University and an M.B.A. from the Stanford University Graduate School of Business, where he was an Arjay Miller Scholar.

Our executive officers are appointed by our board of directors and serve until their successors have been duly elected and qualified. There are no family relationships among any of our directors or executive officers.

Board of Directors

Our board of directors currently consists of 12 members. All of our current directors were elected or appointed in accordance with the terms of a seventh amended and restated voting agreement among us and certain of our stockholders. The seventh amended and restated voting agreement will terminate upon the closing of this offering, and there will be no further contractual obligations regarding the election of our directors. Our bylaws permit our board of directors to establish by resolution the authorized number of directors, and twelve directors are currently authorized.

Our certificate of incorporation and bylaws that will take effect upon the closing of this offering will provide for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms, as follows:

•	the Class I directors will be , , and , and their terms will expire at the annual meeting of stockholders to be held in 2011;

•	the Class II directors will be , , and , and their terms will expire at the annual meeting of stockholders to be held in 2012; and

•	the Class III directors will be , , and , and their terms will expire at the annual meeting of stockholders to be held in 2013.

Upon expiration of the term of a class of directors, directors for that class will be elected for three-year terms at the annual meeting of stockholders in the year in which that term expires. Each director’s term continues until the election and qualification of his successor, or his earlier death, resignation or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

Our certificate of incorporation and our bylaws, which will become effective upon the closing of this offering, will provide that the authorized number of directors may be changed only by resolution of our board of directors. Our certificate of incorporation and bylaws will provide that our directors may be removed only for cause by the affirmative vote of the holders of at least a majority of the votes that all our stockholders would be entitled to cast in an annual election of directors. Any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

Director Independence

Under Rule              of             , independent directors must comprise a majority of a listed company’s board of directors within one year of listing. In addition,              rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and governance committees be independent. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended. Under Rule              of             , a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered to be independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: (1) accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or (2) be an affiliated person of the listed company or any of its subsidiaries.

Our board of directors undertook a review of its composition, the composition of its committees and the independence of each director. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships, our board of directors has determined that none of our directors with the exception of Dr. Christian Gronet and             , representing              of our twelve directors, has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under              of             . Our board of directors also determined that             ,             ,             ,              and             , who comprise our audit committee,             ,             ,              and             , who comprise our compensation committee, and             ,             ,              and             , who comprise our nominating and governance committee, satisfy the independence standards for those committees established by applicable SEC and                     rules. In making this determination, our board of directors considered the relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director.

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will have the composition and responsibilities described below upon closing of this offering.

Audit Committee

Our audit committee is currently comprised of Thomas R. Baruch, Dr. Winston S. Fu, Dr. Dan Maydan, Alex O’Cinneide and Raymond J. Sims, each of whom is a non-employee member of our board of directors. Mr. Sims is the chairperson of our audit committee. Our board of directors has determined that              and              meet the requirements for independence and financial literacy under the applicable rules and regulations of the SEC and             . Our board of directors has determined that              is our audit committee financial expert, as that term is defined under the SEC rules implementing Section 407 of the Sarbanes-Oxley Act of 2002 and possesses financial sophistication as required by              rules. Upon the closing of this offering, the audit committee will operate under a written charter that satisfies the applicable standards of the SEC and             . The audit committee will be responsible for, among other things:

•	selecting and hiring our independent auditors;

•	supervising and evaluating the performance and independence of our independent auditors;

•	reviewing and approving the audit and non-audit services to be performed by our independent auditors

•	reviewing and discussing with management and our independent auditors our financial statements and the results of the independent audit;

•	reviewing and discussing the quarterly reports from our independent auditors;

•	preparing the audit committee report that the SEC requires in our annual proxy statement;

•	reviewing the adequacy and effectiveness of our internal and disclosure controls and procedures;

•	reviewing and discussing with management and our independent auditors compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

•	overseeing procedures established for complaints on accounting and audit matters;

•	overseeing our risk assessment and risk management practices and policies; and

•	overseeing compliance with our related party transaction policy.

Compensation Committee

Our compensation committee is currently comprised of Dr. James F. Gibbons, Anup M. Jacob, David J. Prend and John Walecka, each of whom is a non-employee member of our board of directors. Mr. Walecka is the chairperson of our compensation committee. Our board of directors has determined that              and              meet the requirements for an independent or outside director under the applicable rules and regulations of the SEC,              and the Internal Revenue Code of 1986, as amended, relating to compensation committee independence. Upon the closing of this offering, the compensation committee will operate under a written charter. The compensation committee will be responsible for, among other things:

•

reviewing and approving for our executive officers: the annual base salary, the annual incentive bonus, including the specific goals and amount, equity compensation, employment agreements, signing bonus or payment of relocation costs, and any other benefits, compensations or similar arrangements;

•	administering our equity incentive plan and approving all option grants and performance awards to our executive officers;

•

overseeing our overall compensation philosophy, compensation plans and benefit programs and making recommendations to our board of directors with respect to improvements or changes to such plans or programs;

•	reviewing executive compensation programs and total compensation levels;

•	reviewing and approving compensation and benefits for non-employee directors;

•	reviewing and discussing with management the “—Compensation Discussion and Analysis” and related disclosures required by the rules of the SEC; and

•	preparing the compensation committee report that the SEC requires to be included in our annual proxy statement.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee is currently comprised of Dr. James F. Gibbons, Steven R. Mitchell, Jameson J. McJunkin, and Raymond J. Sims, each of whom is a non-employee member of our board of directors. Dr. Gibbons is the chairperson of our nominating and corporate governance committee. Our board of directors has determined that              and              meet the requirements for independence under the applicable rules and regulations of              relating to nominating and corporate governance committee independence. Upon the closing of this offering, the nominating and corporate governance committee will operate under a written charter. The nominating and corporate governance committee will be responsible for, among other things:

•	evaluating the current composition, organization and governance of our board of directors and its committees;

•	recommending to our board of directors desired qualifications and characteristics for board membership;

•	identifying candidates to fill vacancies on our board of directors and recommending nominees for each annual meeting of stockholders to our board of directors;

•	recommending to our board of directors persons to be members of the various committees;

•	reviewing the corporate governance guidelines approved by our board of directors and their application, and recommending any changes deemed appropriate to our board of directors for its consideration;

•	reviewing the succession planning for our executive officers; and

•	overseeing our board of directors’ self-evaluation process.

Code of Business Conduct and Ethics

Our board of directors will adopt a code of business conduct and ethics in connection with this offering. The code will apply to all of our employees, officers (including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions), including directors and consultants. Upon the effectiveness of the registration statement of which this prospectus forms a part, the full text of our code of business conduct and ethics will be posted on our web site at www.solyndra.com. The inclusion of our web site address in this prospectus does not include or incorporate by reference the information on our web site into this prospectus.

Corporate Governance Guidelines

Our board of directors has adopted corporate governance guidelines to be effective upon the closing of this offering to assist the board in the exercise of its duties and responsibilities and to serve the best interests of our company and our stockholders. Upon the closing of this offering, these guidelines, which provide a framework for the conduct of our board’s business, will provide:

•	that the board of directors’ principal responsibility is to oversee the management of the company;

•	membership criteria for board membership;

•	that a majority of the members of the board shall be independent directors;

•	limits on board member’s service on board of directors of other public companies;

•	for the appointment of a lead independent director;

•	that the independent directors meet regularly in executive session;

•	that at least annually, the board and its committees will conduct a self-evaluation;

•	the procedures for stockholders to communicate with the board of directors; and

•	that directors have complete access to all officers and employees.

Compensation Committee Interlocks and Insider Participation

The members of our compensation committee are Dr. James F. Gibbons, Anup M. Jacob, David J. Prend and John Walecka. None of the members of our compensation committee is or has been an officer or employee of our company or had any related person transactions involving us. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other committee serving an equivalent function) of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Director Compensation

With the exception of Raymond J. Sims, our directors do not currently receive any cash compensation for their services as members of our board of directors or any committee of our board of directors. However, we have a policy of reimbursing directors for travel, lodging and other reasonable expenses incurred in connection with their attendance at board or committee meetings. Certain of our non-employee directors have received options to purchase shares of our common stock under our 2005 Amended and Restated Equity Incentive Plan. Upon joining our board, Mr. Sims received a $40,000 retainer for serving as a director and a $10,000 retainer for serving as the chair of the audit committee. These fees will continue to be paid to Mr. Sims annually for as long as he continues to serve in those capacities.

The following table sets forth the annual director compensation paid or accrued by us to individuals who were directors during any part of fiscal 2008.

Director Compensation

For Year Ended January 3, 2009

Name	Fees earned or paid in cash ($)(a)	Option Awards(1)($)(b)	Options Awards Granted (#)	Grant Date Fair Value of Option Awards ($)(6)	Total ($) (a) + (b)
Dr. James F. Gibbons	–	9,058	–	–	9,058
Dr. Dan Maydan	–	4,884	–	–	4,884
Dr. Winston S. Fu(2)(3)	–	–	–	–	–
Thomas R. Baruch(2)	–	–	–	–	–
John Walecka(2)(3)	–	–	–	–	–
David J. Prend	–	–	–	–	–
Alex O’Cinneide	–	–	–	–	–
Anup M. Jacob	–	–	–	–	–
Steven R. Mitchell	–	–	–	–	–
Raymond J. Sims(4)(5)	50,000	30,732	40,000	80,124	80,732
Jameson J. McJunkin	–	–	–	–	–

(1)	The amounts in this column represent the dollar amount recognized for financial statement purposes in fiscal year 2008 related to grants of options during fiscal year 2008 and previous fiscal years, computed in accordance with authoritative guidance. See Note 14 of Notes to Consolidated Financial Statements for a discussion of assumptions made in determining the grant date fair value and compensation expense of our stock options.
(2)	Messrs. Walecka, Fu and Baruch all received fully-vested option grants related to our Series B preferred stock financing.
(3)	Messrs. Walecka and Fu both exercised and transferred shares to their affiliates.
(4)

Mr. Sims received two option grants on December 19, 2008, the first for the right to purchase 25,000 shares of our common stock with 1/3 of the shares subject to the option vesting on the one year anniversary of the vesting commencement date and the remaining shares subject to the option vesting at the rate of 1/36th of the total shares subject to the option per month and the second for the right to purchase 15,000 shares of our common stock fully vested, each option with a per share exercise price of $3.35.

(5)	Mr. Sims earned an annual retainer of $40,000 plus an additional fee of $10,000 for serving as chair of the audit committee.
(6)	Grant date fair value of option awards as calculated in accordance with authoritative guidance.

Compensation Discussion and Analysis

The following discussion and analysis of compensation arrangements of our named executive officers for the fiscal year ended January 3, 2009 should be read together with the compensation tables and related disclosures set forth below. This discussion contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion.

Named Executive Officers

In this Compensation Discussion & Analysis, the individuals in the Summary Compensation Table set forth after this Compensation Discussion & Analysis are referred to as the “named executive officers.” Our named executive officers for the fiscal year ended January 3, 2009 are:

•	Dr. Christian Gronet, Chief Executive Officer

•	Benjamin Bierman, Executive Vice President Operations & Engineering

•	W. G. Stover, Jr., Vice President, Chief Financial Officer

•	Dr. Kelly Truman, Vice President Marketing & Business Development

Overview—Compensation Objectives

We have designed our compensation and benefits program and philosophy to retain, attract, and incentivize talented, qualified senior executives to effectively manage and promote the success of our company and to motivate them to pursue corporate objectives. Historically, as a private company, the mix of compensation elements was weighted towards equity elements due to cash capital constraints. However, going forward we intend to set our compensation programs within an appropriate competitive framework that includes a mix of short-term and long-term components, cash and equity elements and fixed and contingent payments in proportions that we believe will provide appropriate incentives to reward our senior executives and management team. Within this overall philosophy, our objectives are to:

•

engage a third-party consulting firm during fiscal year 2010 to work with our compensation committee to establish an appropriate peer group of companies, including our competitors, that we intend to compete with for executive talent and to offer a total compensation program that is benchmarked to the fiftieth percentile of such peer group;

•

continue to align the financial interests of our executive officers with those of our stockholders by providing significant equity-based awards such as options, while balancing the competing concerns of limiting stockholder dilution and financial accounting compensation expense; and

•

continue to utilize our performance-based approach to managing pay levels to foster a goal oriented, cooperative and highly-motivated management team whose members have a clear understanding of business objectives and shared corporate values.

Compensation for each named executive officer is comprised of a cash-based short-term salary component, reviewed periodically and based on the individual performance of the executive, cash incentive payments based upon achievement of corporate objectives and individual performance objectives, and a long- term equity component providing long-term compensation based on company performance, as reflected in an increase or decrease in the value of the shares underlying such equity awards. We use the above objectives as a guide in establishing the compensation programs, practices and packages offered to Solyndra executive officers and in assessing the proper allocation between long- and short-term incentive compensation and cash and non-cash compensation. However, there is no pre-established policy or target for the allocation between long- and short-term incentive compensation and cash and non-cash compensation.

Historical Role of Our Board of Directors

From our formation until the establishment of a compensation committee in 2007, non-employee members of our board of directors reviewed and approved executive compensation and benefits policies, including our 2005 Equity Incentive Plan. Our non-employee directors relied upon their own experiences as directors and officers at other technology companies and public companies that we expected to compete with as well as other subjective information collected from private, venture capital backed companies in establishing appropriate levels of compensation for our executive officers.

Establishment of, and Ongoing Review by, Our Compensation Committee

In 2007, our board of directors established a compensation committee, consisting of John Walecka, David J. Prend, Dr. James F. Gibbons and Anup M. Jacob. Each of these individuals qualifies as (i) an “independent director” under the requirements of                     , (ii) a “non-employee director” under Rule 16b-3 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and (iii) an “outside director” under Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code. The compensation committee evaluates, approves, administers and interprets our executives’ compensation and benefit policies, including our annual executive incentive plan and 2005 Equity Incentive Plan, consistent with our compensation program and philosophy.

As a private company, our compensation committee has historically considered compensation data informally collected by the compensation committee members from various other private, venture capital-backed companies with similar revenues, and from research of pay practices at similar companies. The committee has also relied on its members’ business judgment and collective experience with respect to compensation practices at other companies in the technology industry. In addition, the committee has periodically utilized independent compensation consultants to advise it on compensation matters generally and on matters related to the equity components of executive compensation and industry best practices. Our compensation committee determines subjectively what it believes to be the appropriate level and mix of the various compensation components.

Role of Executive Officers in Compensation Decisions

For executive officers other than our chief executive officer, the compensation committee has historically sought and considered input from our chief executive officer regarding such executive officers’ responsibilities, performance and compensation. Specifically, our chief executive officer recommends base salary increases, bonus targets for performance-based bonuses, equity award levels and the performance goals that are used throughout our compensation plans, and advises the committee regarding the compensation program’s ability to attract, retain and motivate executive talent. Our compensation committee has and exercises the ability to materially increase or decrease the compensation amounts recommended by our chief executive officer. Our chief financial officer is also involved in our executive compensation process by providing input on the financial targets for our compensation plan and presenting data regarding the impact of the executive compensation programs on our financial performance and statements. Our compensation committee routinely meets in executive session, and our chief executive officer is not permitted to attend during sessions of the compensation committee and sessions of the board of directors where decisions are made regarding his compensation. Once our compensation committee has established our peer group, it is our intention to rely on market parameters for the initial determination of various elements of our executives’ compensation and to set such initial compensation so that it is at the fiftieth percentile of such peer group, with the compensation committee making adjustments down or up from such market-based determination based, in part on input from our chief executive officer.

Executive Compensation Program

Components of our Compensation Program

Our executive compensation program consists of five components: base salary; periodic cash bonuses; equity-based incentives; benefits; and severance/termination protection. These components also allow us to reward performance throughout the fiscal year and to provide an incentive for executives to appropriately balance their focus on short-term and long-term strategic goals. The compensation committee believes that this set of components is effective and will continue to be effective in achieving the objectives of our compensation program and philosophy. We utilize short-term compensation, including base salary and cash bonuses, to motivate and reward our key executives on a day-to-day basis in accordance with our general compensation philosophy, which focuses on rewarding performance. Our compensation committee has established a program to set and refine management objectives, and to measure performance against those objectives. The compensation committee meets at least annually to evaluate and refine such program. We are in the process of implementing an annual review process to measure and provide feedback on individual performance as it relates to the goals we wish to achieve for the company as a whole and each employee individually. The review will assess various combinations of the following factors:

•	overall financial performance;

•	overall and functional unit expense controls;

•	achievement of objectives established during the prior review, including specified cost metrics;

•	assessment of professional effectiveness, consisting of a portfolio of competencies that include leadership, commitment, creativity and team accomplishment; and

•	experience, knowledge, skills and attitude, focusing on capabilities, capacity and willingness to learn.

Our compensation program seeks to balance each named executive officer’s focus between company goals and individual performance. Base salaries, bonus potential and equity awards are set based on a combination of corporate objectives and individual performance. Historically, bonus achievements and certain equity grants were awarded based on a combination of corporate objectives and individual performance. We expect to continue this practice with respect to our executives’ bonus opportunities so that we can foster a culture of individual high performance with a focus on, and awareness of, the impact on overall company success. The compensation committee applies the same compensation philosophy and standards for each named executive officer, including our chief executive officer. However, compensation levels inevitably vary among the named executive officers because the compensation committee considers individual and corporate factors, as well as market data with respect to similarly situated individuals at peer companies, in order to determine the appropriate level of compensation for each named executive officer. Consequently, if there are differences in the amount or type of compensation paid among the named executive officers, including the chief executive officer, such differences are due primarily to a similar disparity among positions within peer companies generally, as well as other factors such as a named executive officer’s tenure and individual performance.

We utilize equity-based incentives to align the interests of our senior executives with those of our stockholders and to promote a longer term performance perspective and positive progress toward achieving our long-term strategy. Total equity ownership for our named executive officers is reviewed at least annually and the data from this review is used as part of the evaluation in determining the appropriate amount of additional grants of equity-based awards.

Finally, we use benefits and change of control arrangements and expect to enter into severance agreements as a means of retaining our employees and reducing the degree to which the possible loss of employment might affect our executive’s willingness to take risk and/or pursue strategic relationships and transactions that, while potentially beneficial to our stockholders, might result in the termination of the executive’s employment.

Our executives’ total compensation may vary significantly year to year based on company, functional area and individual performance. Further, the value of equity awards made to our senior executives will vary in value based on our stock price performance.

Weighting of Elements in our Compensation Program

The allocation among each compensation element is based on a subjective determination by the compensation committee of the importance of each element in meeting our overall objectives. In general, we seek to put a significant amount of each executive’s total potential compensation “at risk” based on corporate and individual performance. We believe that, as is common in the technology sector, stock option and other equity-based awards are a significant compensation-related motivator in attracting and retaining employees and that salary and bonus levels are, in many instances, secondary considerations to many employees, particularly at the executive and managerial levels.

Base Salary

Solyndra provides a base salary to its named executive officers and other employees to compensate them for services rendered on a day-to-day basis during the fiscal year. Base salary will typically be used to recognize the experience, skills, knowledge, and responsibilities required of each named executive officer, and should reflect the overall sustained performance and contributions to us over time. For newly hired executive officers, the compensation committee considers the base salary of the individual at his or her prior employment and any unique personal circumstances that motivated the executive to leave that prior position and join Solyndra. Once base pay levels are initially determined, increases in base pay are generally made on an annual basis to recognize specific performance achievements. In the first four years of our existence, the maximum amount of base pay for our executive officers was capped at $200,000 without reference to any individual’s experience or background.

In 2009, in consideration of the achievements of the company in growth in production and sales and in securing financing for the company’s second manufacturing complex, the compensation committee approved executive base salary increases which were deemed to be competitive and consistent with the performance of the executive team and the growth of our company. None of our executives is currently party to an employment agreement that provides for automatic or scheduled increases in base salary. However, on an annual basis, base salaries for our executives, together with other components of compensation, are evaluated.

The following table sets forth information regarding the base salary for fiscal years 2008 and 2009 for our named executive officers:

Executive Officer	Fiscal 2008 Base Salary*	Fiscal 2009 Base Salary*
Dr. Christian Gronet	$200,000	$400,000
Wilbur G. Stover, Jr.	$200,000	$300,000
Benjamin Bierman	$200,000	$300,000
Dr. James K. Truman	$200,000	$300,000
Kirk Roller	N/A	$200,000

*	Salary as of December 31 of given year.

Cash Bonuses

For the fiscal year ended January 3, 2009, the company’s named executive officers participated in our executive incentive plan, or EIP, along with our other senior officers. The EIP is designed to reward our officers for the achievement of our financial, strategic and operational goals. In fiscal year 2008 the primary operational goal was achievement of a specified level of commercial shipments that was designed to require us to meet the planned production goals that we had previously set in a plan adopted by our board of directors and which was achieved. Target payout levels correspond to our performance against the economic objectives determined by the compensation committee and board of directors. Amounts payable under the EIP are calculated as a percentage of the applicable executive’s base salary and are set for each named executive officer by the compensation committee. No bonus is paid if the aggregate attainment falls below certain minimums and no additional amounts are awarded for excess achievement.

The following table sets forth the amounts payable and paid under the EIP to each named executive officer in fiscal year 2008:

2008 Executive Incentive Plan

Name and Principal Position	Salary ($)	Target Bonus Percentage (%)	Target Bonus Amount ($)	Actual Payout ($)(1)
Dr. Christian Gronet Chief Executive Officer	200,000	50%	100,000	100,000
Wilbur G. Stover, Jr. Vice President, Chief Financial Officer	200,000	20%	40,000	38,000
Benjamin Bierman Executive Vice President Operations & Engineering	200,000	50%	100,000	100,000
Dr. James K. Truman Vice President Marketing & Business Development	200,000	50%	100,000	100,000
Kirk Roller(2) Vice President Worldwide Sales	N/A

(1)	Bonuses were earned in fiscal 2008, but were not paid until September 2009.
(2)	Mr. Roller joined the Company on June 15, 2009.

As a result of the global economic challenges in 2009, and the necessity of attracting additional capital for the growth of Fab 2 capacity, the EIP was suspended after fiscal year 2008 by our board of directors. It is our intention to resume the EIP when determined appropriate by the compensation committee and our board of directors.

In addition to the EIP, our board of directors and compensation committee established performance bonuses for certain of our named executive officers for the achievement of pre-determined milestones that have a significant impact on our overall financial or operational performance. These bonus payments and the relevant milestones are determined by our board of directors or set out in the named executive officer’s offer letter. In May of 2008, the compensation committee determined that Dr. Gronet earned a $50,000 performance bonus payment tied to meeting a certain number of shipments of our beta product by June 2008, and an additional $100,000 bonus payment tied to meeting a pre-determined revenue target for the 2008 fiscal year, since meeting each of these milestones would demonstrate that we had made significant progress toward the commercialization of our product. Pursuant to the terms of Mr. Bierman’s offer letter, the compensation committee determined that Mr. Bierman earned a $100,000 performance bonus in 2008 related to his promotion to Vice President, Global Operations.

Equity-based Incentives

Our equity award program is the primary vehicle for offering long-term incentives to our executives. We believe that equity grants help to align the interests of our executives with our stockholders, provide our executives with incentives linked to long-term performance and create an ownership culture. In addition, the time-based vesting feature of our equity grants contributes to executive retention because this feature provides an incentive to our executives to remain in our employ during the vesting period. Our board of directors does not apply a rigid formula in allocating stock options to our named executive officers. Our board of directors exercises its judgment and discretion and considers, among other things, the role and responsibility of the named executive officer, competitive factors, the amount of stock-based equity compensation already held by the executive, and the cash-based compensation received by the named executive officer. Once we have established our peer group and evaluated the compensation practices of such peer group, the compensation committee intends to evaluate our equity granting practices and to tailor future grants to be in conformance with the market standards that we determine are appropriate for us to remain competitive with our peer group.

Benefits

We provide the following benefits to our named executive officers on the same basis provided to all of our employees:

•	health, dental and vision insurance;

•	life insurance;

•	a 401(k) plan;

•	employee assistance plan;

•	short-and long-term disability, accidental death and dismemberment; and

•	medical and dependent care flexible spending account.

We believe these benefits are consistent with companies with which we compete for employees.

Severance Compensation and Termination Protection

In connection with the public offering, we intend to develop severance and change of control agreements and to enter into these agreements with each of our named executive officers prior to the completion of the offering. Currently, none of our named executive officers are party to any agreement that provides severance compensation or termination protection, with the exception of the change in control protections that we granted to Dr. Gronet and Mr. Stover in connection with Dr. Gronet’s repurchase option agreement that he entered into with us and Mr. Stover’s initial option grant. Each of these agreements is described in more detail below, in the section entitled, “—Potential Payment upon Change of Control.”

Summary Compensation Table

The following table provides information regarding the compensation of our principal executive officer, principal financial officer and each of the next three most highly compensated executive officers during our fiscal year ended January 3, 2009. We refer to these executive officers as our “named executive officers.”

Name and Principal Position	Year	Salary ($)	Bonus ($)		Option Grants ($)(1)		Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)		Total ($)
Dr. Christian Gronet	2008	200,000	50,000	(3)	–		100,000	–		350,000
Chief Executive Officer
Wilbur G. Stover, Jr.	2008	200,000	–		230,489		38,000	50,000	(4)	518,489
Vice President, Chief Financial Officer
Benjamin Bierman	2008	200,000	100,000	(5)	141,076	(6)	100,000	–		541,076
Executive Vice President, Operations & Engineering
Dr. James K. Truman	2008	196,923	–		1,482	(7)	100,000	–		298,405
Vice President, Marketing & Business Development
Kirk Roller(8)	2008	N/A
Vice President, Worldwide Sales

(1)	The amounts in this column represent the dollar amount recognized for financial statement purposes in fiscal year 2008 related to grants of options during fiscal year 2008 and previous fiscal years, computed in accordance with authoritative guidance. See Note 14 of Notes to Consolidated Financial Statements for a discussion of assumptions made in determining the grant date fair value and compensation expense of our stock options.
(2)	Represents the cash bonus payout under the EIP earned during fiscal year 2008.
(3)	Dr. Gronet received a bonus related to achieving a revenue milestone by the end of fiscal year 2008.
(4)	Mr. Stover received a relocation allowance of $50,000.
(5)	Mr. Bierman received bonus payments related to his promotion to Vice President, Global Operations.
(6)	Mr. Bierman early exercised a portion of his options and $11,340 of the total dollar amount recognized for financial statement purposes in the fiscal year ended January 3, 2009 relates to restricted stock held by virtue of his early exercise of his options.
(7)	Dr. Truman early exercised his options and the entire $1,482 recognized for financial statement purposes in fiscal year 2008 relates to restricted stock held by virtue of his early exercise of his options.
(8)	Mr. Roller joined the Company on June 15, 2009.

Grants of Plan-Based Awards

The following table provides information regarding grants of plan-based awards to each of our named executive officers during the fiscal year ended January 3, 2009.

Name	Grant Date	Estimated Future Payouts under Non-Equity Incentive Plan Awards(1)			All Other Option Awards: Number of Securities Underlying Options (#)(2)	Exercise or Base Price of Options Awards ($/sh)(3)	Grant Date Fair value of Stock and Option Awards ($)(4)
		Threshold ($)	Target ($)	Maximum ($)
Dr. Christian Gronet	–	–	100,000	100,000	–	–	–
Wilber G. Stover, Jr.	–	–	40,000	40,000	–	–	–
	2/14/2008	–	–	–	600,000	1.60	692,520
	8/14/2008	–	–	–	100,000	11.10	800,510
Benjamin Bierman		–	100,000	100,000	–	–	–
	2/14/2008	–	–	–	36,000	1.60	41,551
	2/14/2008	–	–	–	84,000	1.60	96,953
	8/14/2008	–	–	–	100,000	11.10	800,510
Dr. James K. Truman	–	–	100,000	100,000	–	–	–
Kirk Roller(5)	N/A

(1)	These amounts represent the target and maximum amounts that could have been earned for fiscal year 2008 pursuant to the EIP. Actual amounts for fiscal year 2008 are included in the “Summary Compensation Table” above.
(2)	See footnotes in the “Outstanding Equity Awards at Fiscal Year-End 2008” below for a discussion of the vesting terms of the below option awards.
(3)	The August 14, 2008 grants were subsequently repriced to $3.35 on January 27, 2009.
(4)	Reflects the grant date fair value of each award computed in accordance with authoritative guidance. The assumptions used in the valuation of these awards are specified in the notes to our consolidated financial statements. These amounts do not correspond to the actual value that will be recognized by the named executive officers.
(5)	Mr. Roller joined the Company on June 15, 2009.

Outstanding Equity Awards at Fiscal Year-End 2008

The following table presents certain information concerning outstanding equity awards held by each of our named executive officers at January 3, 2009.

	Option Awards						Stock Awards
Name	Grant Date		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)(1)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Dr. Christian Gronet(2)	–		–	–	–	–	–	–
Wilbur G. Stover, Jr.	2/14/2008	(3)	130,000	470,000	1.60	2/13/2018	–	–
	8/14/2008	(4)	8,333	91,667	11.10	8/13/2018
Benjamin Bierman	8/10/2006	(5)	–	–	–	–	166,667	558,334
	9/25/2007	(6)	30,000	50,000	1.35	9/24/2017	–	–
	2/14/2008	(7)	9,000	27,000	1.60	2/13/2018	–	–
	2/14/2008	(8)	17,500	66,500	1.60	2/13/2018	–	–
	8/14/2008	(9)	8,333	91,667	11.10	8/13/2018	–	–
Dr. James K. Truman	2/9/2006	(10)	–	–	–	–	230,534	772,289
Kirk Roller(11)	N/A

(1)	The August 14, 2008 grants were subsequently repriced to $3.35 on January 27, 2009.
(2)	Dr. Gronet agreed to subject 7,693,200 shares of his founder stock to a right of repurchase in favor of the Company that will lapse in full on February 9, 2010. As of January 3, 2009, 2,243,850 shares remained subject to the Company’s repurchase right with the restricting lapsing monthly on a pro rata basis until February 9, 2010.
(3)

1/5 of the total number of shares subject to the option became vested on November 26, 2008 and the remaining shares subject to the option vest at a rate of 1/60th of the total number of shares subject to the option each month thereafter, subject to Mr. Stover’s continued service to us on each such vesting date.

(4)	1/48th of the total number of shares subject to the option shall vest monthly starting August 14, 2008, subject to Mr. Stover’s continued service to us on each such vesting date.
(5)	Mr. Bierman holds 166,667 shares of restricted stock that are subject to a right of repurchase in favor of the Company resulting from his early exercise of the unvested portion of an option with a per share exercise price of $0.15. The right of repurchase lapses at a rate of 1/48 per month over 4 years and fully lapses on August 7, 2010.
(6)

1/48th of the total number of shares subject to the option shall vest monthly starting July 1, 2007 and become fully vested on July 1, 2011, subject to Mr. Bierman’s continued service to us on each such vesting date.

(7)

1/48th of the total number of shares subject to the option shall vest monthly starting December 31, 2007 and become fully vested on December 31, 2011, subject to Mr. Bierman’s continued service with us on each such vesting date.

(8)

1/48th of the total number of shares subject to the option shall vest monthly starting February 14, 2008 and become fully vested on February 14, 2012, subject to Mr. Bierman’s continued service to us on each such vesting date.

(9)

1/48th of the total number of shares subject to the option shall vest monthly starting August 14, 2008 and become fully vested on August 14, 2012, subject to Mr. Bierman’s continued service to us on each such vesting date.

(10)	Dr. Truman holds 230,534 shares of restricted stock that are subject to a right of repurchase in favor of the Company resulting from his early exercise of the unvested portion of an option with a per share exercise price of $0.01. The right of repurchase lapses at a rate of 1/48 per month over 4 years and fully lapses on February 9, 2010.
(11)	Mr. Roller joined the Company on June 15, 2009.

Option Exercises and Restricted Stock Vesting During Fiscal Year 2008

The following table presents certain information on an aggregated basis concerning the exercise of options by, and vesting of restricted stock issued upon early exercise of stock options held by, each of our named executive officers during the fiscal year ended January 3, 2009.

Name	Option Awards		Stock Awards
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)(1)	Value Realized on Vesting ($)(2)
Dr. Christian Gronet	–	–	–	$–
Wilbur G. Stover, Jr.	–	–	–	–
Benjamin Bierman	–	–	100,000	347,500
Dr. James K. Truman	–	–	197,600	843,093
Kirk Roller(3)	N/A

(1)	The amount represents the number of shares of restricted stock issued upon early exercise of stock options for which the right of repurchase lapsed during the fiscal year.

(2)	The amount indicated in this column is calculated as (x) the fair market value for a share of our common stock on the vesting date less the amount paid, if any, multiplied by (y) the number of shares vesting.
(3)	Mr. Roller joined the Company on June 15, 2009.

Offer Letters

Each of our named executive officers, with the exception of Dr. Gronet, received an offer letter in connection with the commencement of his employment with us. In connection with this offering, we intend to enter into amended offer letters or employment agreements with each of our named executive officers.

Benjamin Bierman

We entered into an offer letter with Mr. Bierman effective June 27, 2006 to serve as our Vice President, Fab Automation. The offer letter provided for an annual base salary of $200,000, with the ability to earn bonuses upon the achievement of certain milestones, including a $100,000 bonus tied to the achievement of a certain revenue threshold by the end of fiscal 2008 and a recommendation to our board of directors to grant Mr. Bierman an option to purchase 400,000 shares of our common stock. Subsequent to this offer letter, Mr. Bierman’s base salary has been adjusted to $300,000, and he has been promoted to Executive Vice President, Operations and Engineering.

Wilbur G. Stover, Jr.

We entered into an offer letter with Mr. Stover effective November 15, 2007 to serve as our Chief Financial Officer. The offer letter provided for an annual base salary of $200,000, participation in our EIP, reimbursement of up to $50,000 annually in connection with relocation expenses for up to two years, and a recommendation to our board of directors to grant Mr. Stover an option to purchase 600,000 shares of our common stock. The offer letter also provided that if Mr. Stover was terminated without cause or terminated his employment voluntarily for good reason following a change of control, all unvested shares would become vested and immediately exercisable upon the date of termination. Subsequent to this offer letter, Mr. Stover’s base salary was adjusted to $300,000 and his relocation assistance package was extended for an additional year.

Dr. James K. Truman

We entered into an offer letter with Dr. Truman effective May 11, 2005 to serve as our Vice President, Marketing. The offer letter provided for an annual base salary of $180,000 and a recommendation to the board of directors to grant Dr. Truman an option to purchase a number of shares of our common stock equal to 5% of our outstanding stock at that time. Subsequent to this offer letter, Dr. Truman’s base salary was adjusted to $300,000, and he has been promoted to Vice President, Marketing and Business Development.

Kirk Roller

We entered into an offer letter with Mr. Roller effective May 11, 2009, to serve as our Vice President, Worldwide Sales. The offer letter provided for an annual base salary of $200,000, a $100,000 signing bonus, a $50,000 relocation bonus, a recommendation to the board of directors for option to purchase 500,000 shares of our common stock, and participation in our EIP with a target pay-out of 50% of Mr. Roller’s base salary.

Potential Payment upon Change of Control

We intend to enter into severance and change of control agreements that require specific payments and benefits to be provided to our named executive officers in the event of termination of employment.

However, only Dr. Gronet and Mr. Stover currently have written agreements relating to potential payments upon a change of control and none of our named executive officers have any agreements with respect to severance benefits.

On February 10, 2006, Dr. Gronet entered into repurchase option agreement whereby he agreed to subject 7,693,200 shares of our common stock owned by him to an option to repurchase by us in the event of termination of Dr. Gronet’s employment, whether voluntary or involuntary. Under the terms of the agreement, in the event of a change of control, fifty percent of any shares that were still subject to the repurchase option would be immediately released, and if, subsequent to the change of control, Dr. Gronet was terminated without cause or voluntarily terminated his employment for good reason, all of the remaining shares would be released from the repurchase option.

As described in the preceding section, Mr. Stover’s offer letter provided that if Mr. Stover was terminated without cause or terminated his employment voluntarily for good reason, following a change of control event, then all unvested shares would become vested and immediately exercisable upon the date of termination.

Wilbur G. Stover, Jr.

Assuming Mr. Stover’s employment terminated on January 3, 2009, by virtue of the agreements mentioned above, he would be entitled to benefits with the value set forth in the table below:

Compensation and Benefits	Termination Without Cause or Constructively Terminated After Change of Control ($)
Equity Acceleration(1)

(1)	As of January 3, 2009, 470,000 shares of common stock subject to Mr. Stover’s options would accelerate if he were terminated without Cause and not in connection with a Change of Control. The amount indicated in the table is calculated as the spread value of the options subject to accelerated vesting on January 3, 2009, as determined by using a price per share of $3.35, which is the last fair value determination made for granting options prior to January 3, 2009.

2005 Equity Incentive Plan

On December 28, 2005, our board of directors adopted, and our stockholders subsequently approved our 2005 Equity Incentive Plan. On September 4, 2009, the last amendment to the plan adopted by our board of directors and approved by our stockholders became effective and an additional 22,545,990 shares were added to the 2005 Equity Incentive Plan. The 2005 Equity Incentive Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options and awards of restricted stock to our employees, directors and consultants and any parent and subsidiary corporations’ employees and consultants. We will not grant any additional awards under our 2005 Equity Incentive Plan following this offering. However, our 2005 Equity Incentive Plan will continue to govern the terms and conditions of outstanding awards granted thereunder.

We have reserved a total of 35,757,681 shares of our common stock for issuance pursuant to the 2005 Equity Incentive Plan. As of October 3, 2009, options to purchase 25,013,386 shares of common stock were outstanding and 6,196,679 shares were available for future grant under this plan.

The compensation committee currently administers the 2005 Equity Incentive Plan. Under our 2005 Equity Incentive Plan, the administrator has the power to determine the terms of the awards, including the employees, directors and consultants who will receive awards, the exercise price, the number of shares subject to each award, the vesting schedule and exercisability of awards and the form of consideration payable upon exercise.

With respect to all incentive stock options granted under the 2005 Equity Incentive Plan, the exercise price must at least be equal to the fair market value of our common stock on the date of grant. With respect to all nonstatutory stock options granted under the 2005 Equity Incentive Plan, the exercise price must at least be equal to 85% of the fair market value of our common stock on the date of grant. The term of an option may not exceed 10 years. Provided, however, that an incentive stock option held by a participant who owns 10% of the voting power of all classes of our outstanding stock as of the grant date, must not have a term in excess of five years and have an exercise price equal to at least 110% of the fair market value on the grant date. The administrator determines the terms of all other options.

After termination of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in the option agreement. In the absence of a specified period of time in the option agreement or the applicable provision of a change of control or severance agreement, the option will remain exercisable for a period of three months following termination (or 12 months in the event of a termination due to death or disability). Pursuant to the 2005 Equity Incentive Plan, the relevant award agreement may not reduce the post-termination exercise period to less than 30 days (six months in the event of a termination due to death or disability). However, an option generally may not be exercised later than the expiration of its term, except if the administrator determines otherwise.

Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted. The administrator may impose whatever conditions to vesting it determines to be appropriate. The purchase price of shares sold pursuant to a restricted stock award must be equal to 85% of the fair market value of our common stock on the date of award, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding stock as of the award date, the exercise price must equal at least 100% of the fair market value on the grant date.

Our 2005 Equity Incentive Plan provides that in the event of certain change in control transactions, including our merger with or into another corporation or the sale of substantially all of our assets, the successor corporation will assume or substitute an equivalent award with respect to each outstanding award under the plan. If there is no assumption or substitution of outstanding awards, such awards will become vested and become exercisable as to one calendar month for each calendar month of service the participant has been employed by us up to a maximum of one year provided that the participant must exercise the vested awards prior to the consummation of the transaction.

Unless otherwise determined by the administrator, the 2005 Equity Incentive Plan generally does not allow for the sale or transfer of awards under the 2005 Equity Incentive Plan other than by will or the laws of descent and distribution, and may be exercised during the lifetime of the participant only by such participant.

Our board of directors has the authority to amend, alter, suspend or terminate the 2005 Equity Incentive Plan provided such action does not impair the rights of any participant without the written consent of such participant.

401(k) Retirement Plan

We maintain a 401(k) retirement plan which is intended to be a tax-qualified defined contribution plan under Section 401(k) of the Internal Revenue Code. In general, all of our employees are eligible to participate in the 401(k) plan on the first day of the month following the month in which they commence employment. The 401(k) plan includes a salary deferral arrangement pursuant to which participants may elect to reduce their current compensation by up to the statutorily prescribed limit, equal to $16,500 in 2008, and have the amount of the reduction contributed to the 401(k) plan. Effective January 1, 2009, the 401(k) plan was amended to permit Roth 401(k) elective deferrals, which are made on an after-tax basis. We may, in our sole discretion, make discretionary profit sharing and/or matching contributions to the 401(k) plan on behalf of our employees who are eligible to participate in the 401(k) plan. We currently do not match any contributions made by our employees, including our executives.

Limitations on Liability and Indemnification Matters

Our amended and restated certificate of incorporation, which will be in effect upon the completion of this offering, contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation and amended and restated bylaws to be in effect upon the completion of this offering provide that we are required to indemnify our directors and officers, in each case to the fullest extent permitted by Delaware law. Our amended and restated bylaws also provide that we are obligated to advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. With specified exceptions, these agreements provide for indemnification for related expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We describe below transactions, since January 1, 2006, to which we were a party or will be a party in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	a director, executive officer, holder of more than 5% of any class of our voting securities or any member of their immediate family had or will have a direct or indirect material interest.

Sales of Preferred Stock and Warrants

On February 10, 2006, we issued an aggregate of 10,599,999 shares of Series A-1 Preferred Stock at a price of $1.00 per share for aggregate proceeds of $10.6 million a portion of which was paid by the cancellation of indebtedness. Upon the closing of this offering, these shares will convert into 10,599,999 shares of common stock. The table below sets forth the number of shares of our Series A-1 Preferred Stock sold to our directors and 5% stockholders and their affiliates in connection with our Series A-1 Preferred Stock financing:

Name	Shares of Series A-1 Preferred Stock	Aggregate Purchase Price
CMEA Ventures VI, L.P.(1)	3,533,333	$3,533,333
Redpoint Ventures II, L.P.(2)	3,533,333	$3,533,333
U.S. Venture Partners IX, L.P.(3)	3,533,333	$3,533,333

Total	10,599,999	$10,599,999

(1)	Includes 80,237 shares held by CMEA Ventures VI, L.P., GmbH & Co. KG, an affiliate of CMEA Ventures VI, L.P. Thomas R. Baruch, a member of our board of directors, is a managing director of CMEA Ventures.
(2)	Includes 79,853 shares held by Redpoint Associates II, L.L.C., an affiliate of Redpoint Ventures II, L.P. John Walecka, a member of our board of directors, is a managing director of Redpoint Ventures II, LLC, the general partner and nominee, respectively, of Redpoint Ventures II, L.P. and Redpoint Associates II, L.L.C.
(3)	Winston S. Fu, a member of our board of directors, is a managing member of U.S. Venture Partners.

On June 23, 2006, we issued an aggregate of 6,014,076 shares of Series A-2 Preferred Stock at a price of $1.563 per share for aggregate cash proceeds of $9.4 million. Upon the closing of this offering, these shares will convert into 6,014,076 shares of common stock. The table below sets forth the number of shares of our Series A-2 Preferred Stock sold to our directors and 5% stockholders and their affiliates in connection with our Series A-2 Preferred Stock financing:

Name	Shares of Series A-2 Preferred Stock	Aggregate Purchase Price
CMEA Ventures VI, L.P.(1)	2,004,692	$3,133,334
Redpoint Ventures II, L.P.(2)	2,004,692	$3,133,334
U.S. Venture Partners IX, L.P.(3)	2,004,692	$3,133,334

Total	6,014,076	$9,400,002

(1)	Includes 45,524 shares held by CMEA Ventures VI, L.P., GmbH & Co. KG, an affiliate of CMEA Ventures VI, L.P. Thomas R. Baruch, a member of our board of directors, is a managing director of CMEA Ventures.

(2)	Includes 45,306 shares held by Redpoint Associates II, L.L.C., an affiliate of Redpoint Ventures II, L.P. John Walecka, a member of our board of directors, is a managing director of Redpoint Ventures II, LLC, the general partner and nominee, respectively, of Redpoint Ventures II, L.P. and Redpoint Associates II, L.L.C.
(3)	Winston S. Fu, a member of our board of directors, is a managing member of U.S. Venture Partners.

On October 13, 2006, we issued an aggregate of 25,384,606 shares of Series B Preferred Stock at a price of $3.12 per share for aggregate cash proceeds of $79.2 million. Upon the closing of this offering, these shares will convert into 25,384,606 shares of common stock. The table below sets forth the number of shares of our Series B Preferred Stock sold to our directors and 5% stockholders and their affiliates in connection with our Series B Preferred Stock financing:

Name	Shares of Series B Preferred Stock	Aggregate Purchase Price
Affiliates of Kohlberg Kravis Roberts & Co. (Fixed Income) LLC(1)	3,782,049	$11,799,993
Argonaut Ventures I, L.L.C.(2)	5,448,717	$16,999,997
CMEA Ventures VI, L.P.(3)	2,820,512	$8,799,997
Madrone Partners, L.P.(4)	2,243,589	$6,999,998
Redpoint Ventures II, L.P.(5)	2,820,512	$8,799,997
RockPort Capital Partners II, L.P.(6)	5,128,205	$16,000,000
U.S. Venture Partners IX, L.P.(7)	2,820,512	$8,799,997

Total	25,064,096	$78,199,979

(1)	Includes 1,260,683 shares held by KKR Financial Corp., 727,767 shares held by KKR Strategic Capital Fund, L.P., 1,462,904 shares held by KKR Strategic Capital Overseas Fund, Ltd. and 330,695 shares held by KKR Strategic Capital Institutional Fund Ltd., each an affiliate of Kohlberg Kravis Roberts & Co. (Fixed Income) LLC.
(2)	Steven R. Mitchell, a member of our board of directors, is a managing director of Argonaut Private Equity, L.L.C., the manager of Argonaut Ventures I, L.L.C.
(3)	Includes 64,871 shares held by CMEA Ventures VI, L.P., GmbH & Co. KG, an affiliate of CMEA Ventures VI, L.P. Thomas R. Baruch, a member of our board of directors, is a managing director of CMEA Ventures.
(4)	Jameson J. McJunkin, a member of our board of directors, is a managing member of Madrone Capital Partners, L.L.C., the general partner of Madrone Partners, L.P.
(5)	Includes 63,744 shares held by Redpoint Associates II, L.L.C., an affiliate of Redpoint Ventures II, L.P. John Walecka, a member of our board of directors, is a managing director of Redpoint Ventures II, LLC, the general partner and nominee, respectively, of Redpoint Ventures II, L.P. and Redpoint Associates II, L.L.C.
(6)	David J. Prend, a member of our board of directors, is a managing member of RockPort Capital II, L.L.C., the general partner of RockPort Capital Partners II, L.P.
(7)	Winston S. Fu, a member of our board of directors, is a managing member of U.S. Venture Partners.

On July 9, 2007, we issued an aggregate of 10,427,517 shares of Series C-1 Preferred Stock at a price of $5.9377 per share for aggregate cash proceeds of $61.9 million. Upon the closing of this offering, these shares will convert into 11,704,681 shares of common stock. The table below sets forth the number of shares of our Series C-1 Preferred Stock sold to our directors and 5% stockholders and their affiliates in connection with our Series C-1 Preferred Stock financing:

Name	Shares of Series C-1 Preferred Stock	Aggregate Purchase Price
Affiliates of Kohlberg Kravis Roberts & Co. (Fixed Income) LLC(1)	348,540	$2,069,526
Argonaut Ventures I, L.L.C.(2)	502,135	$2,981,527
CMEA Ventures VI, L.P.(3)	785,881	$4,666,326
Madrone Partners, L.P.(4)	206,761	$1,227,685
Masdar Clean Tech Fund, L.P.(5)	2,526,230	$14,999,996
Redpoint Ventures II, L.P.(6)	785,881	$4,666,326
RockPort Capital Partners II, L.P.(7)	500,575	$2,972,264
U.S. Venture Partners IX, L.P.(8)	785,881	$4,666,326
Virgin Green Fund I, L.P.(9)	3,682,486	$21,865,497

Total	10,124,370	$60,115,473

(1)	Includes 116,180 shares held by KFN PEI VIII, LLC, 150,525 shares held by KKR Strategic Capital Fund, L.P., 37,858 shares held by KKR Strategic Capital Overseas Fund, Ltd. and 43,977 shares held by KKR Strategic Capital Institutional Fund Ltd., each an affiliate of Kohlberg Kravis Roberts & Co. (Fixed Income) LLC.
(2)	Steven R. Mitchell, a member of our board of directors, is a managing director of Argonaut Private Equity, L.L.C., the manager of Argonaut Ventures I, L.L.C.
(3)	Includes 18,075 shares held by CMEA Ventures VI, L.P., GmbH & Co. KG, an affiliate of CMEA Ventures VI, L.P. Thomas R. Baruch, a member of our board of directors, is a managing director of CMEA Ventures.
(4)	Jameson J. McJunkin, a member of our board of directors, is a managing member of Madrone Capital Partners, L.L.C., the general partner of Madrone Partners, L.P.
(5)	Alex O’Cinneide, a member of our board of directors, is an investment director of Masdar Clean Tech Fund, L.P.
(6)	Includes 17,761 shares held by Redpoint Associates II, L.L.C., an affiliate of Redpoint Ventures II, L.P. John Walecka, a member of our board of directors, is a managing director of Redpoint Ventures II, LLC, the general partner and nominee, respectively, of Redpoint Ventures II, L.P. and Redpoint Associates II, L.L.C.
(7)	David J. Prend, a member of our board of directors, is a managing member of RockPort Capital II, L.L.C., the general partner of RockPort Capital Partners II, L.P.
(8)	Winston S. Fu, a member of our board of directors, is a managing member of U.S. Venture Partners.
(9)	Anup M. Jacob, a member of our board of directors, is a director of VGF I Limited, the general partner of VGF Partners I, L.P., the general partner of Virgin Green Fund I, L.P.

On December 6, 2007, we issued an aggregate of 13,331,611 shares of Series C-2 Preferred Stock at a price of $11.5515 per share for aggregate cash proceeds of $154.0 million. Upon the closing of this offering, these shares will convert into 18,642,941 shares of common stock. The table below sets forth the number of shares of our Series C-2 Preferred Stock sold to our directors and 5% stockholders and their affiliates in connection with our Series C-2 Preferred Stock financing:

Name	Shares of Series C-2 Preferred Stock	Aggregate Purchase Price
Affiliates of Artis Capital Management, L.P.(1)	3,462,754	$40,000,003
Argonaut Ventures I, L.L.C.(2)	1,038,827	$12,000,010
CMEA Ventures VI, L.P.(3)	216,423	$2,500,010
Madrone Partners, L.P.(4)	173,138	$2,000,004
Masdar Clean Tech Fund, L.P.(5)	432,845	$5,000,009
Redpoint Ventures II, L.P.(6)	216,423	$2,500,010
RockPort Capital Partners II, L.P.(7)	259,707	$3,000,005
U.S. Venture Partners IX, L.P.(8)	216,423	$2,500,010
Virgin Green Fund I, L.P.(9)	865,689	$10,000,006

Total	6,882,229	$79,500,067

(1)	Includes 416,666 shares held by Artis Partners Ltd., 21,838 shares held by Artis Partners, L.P., 597,385 shares held by Artis Aggressive Growth, L.P., 834,927 shares held by Artis Aggressive Growth Master Fund, L.P., 91,533 shares held by Artis Partners (Institutional), L.P., 74,003 shares held by Artis Partners 2X, L.P., 454,900 shares held by Artis Partners 2X (Institutional), L.P. and 971,502 shares held by Artis Partners 2X Ltd., each an affiliate of Artis Capital Management, L.P.
(2)	Steven R. Mitchell, a member of our board of directors, is a managing director of Argonaut Private Equity, L.L.C., the manager of Argonaut Ventures I, L.L.C.
(3)	Includes 4,978 shares held by CMEA Ventures VI, L.P., GmbH & Co. KG, an affiliate of CMEA Ventures VI, L.P. Thomas R. Baruch, a member of our board of directors, is a managing director of CMEA Ventures.
(4)	Jameson J. McJunkin, a member of our board of directors, is a managing member of Madrone Capital Partners, L.L.C., the general partner of Madrone Partners, L.P.
(5)	Alex O’Cinneide, a member of our board of directors, is an investment director of Masdar Clean Tech Fund, L.P.
(6)	Includes 4,892 shares held by Redpoint Associates II, L.L.C., an affiliate of Redpoint Ventures II, L.P. John Walecka, a member of our board of directors, is a managing director of Redpoint Ventures II, LLC, the general partner and nominee, respectively, of Redpoint Ventures II, L.P. and Redpoint Associates II, L.L.C.
(7)	David J. Prend, a member of our board of directors, is a managing member of RockPort Capital II, L.L.C., the general partner of RockPort Capital Partners II, L.P.
(8)	Winston S. Fu, a member of our board of directors, is a managing member of U.S. Venture Partners.
(9)	Anup M. Jacob, a member of our board of directors, is a director of VGF I Limited, the general partner of VGF Partners I, L.P., the general partner of Virgin Green Fund I, L.P.

On March 25, 2008, in connection with entering into an equity purchase agreement to purchase shares of our preferred stock, we issued warrants to purchase an aggregate of 2,434,603 shares of common stock. The table below sets forth the number of warrants to purchase common stock sold to our directors and 5% stockholders and their affiliates in connection with our equity purchase agreement.

Name	Warrants to Purchase Common Stock
Argonaut Ventures I, L.L.C.(1)	2,053,182
CMEA Ventures VI, L.P.(2)	48,692
Masdar Clean Tech Fund, L.P.(3)	113,615
Redpoint Ventures II, L.P.(4)	48,692
U.S. Venture Partners IX, L.P.(5)	48,692

Total	2,312,873

(1)	Steven R. Mitchell, a member of our board of directors, is a managing director of Argonaut Private Equity, L.L.C., the manager of Argonaut Ventures I, L.L.C.
(2)	Includes a warrant to purchase 1,120 shares of common stock held by CMEA Ventures VI, L.P., GmbH & Co. KG, an affiliate of CMEA Ventures VI, L.P. Thomas R. Baruch, a member of our board of directors, is a managing director of CMEA Ventures.
(3)	Alex O’Cinneide, a member of our board of directors, is an investment director of Masdar Clean Tech Fund, L.P.
(4)	Includes a warrant to purchase 1,100 shares of common stock held by Redpoint Associates II, L.L.C., an affiliate of Redpoint Ventures II, L.P. John Walecka, a member of our board of directors, is a managing director of Redpoint Ventures II, LLC, the general partner and nominee, respectively, of Redpoint Ventures II, L.P. and Redpoint Associates II, L.L.C.
(5)	Winston S. Fu, a member of our board of directors, is a managing member of U.S. Venture Partners.

On July 18, 2008, we issued an aggregate of 1,358,593 shares of Series D-2 Preferred Stock at a price of $18.4014 per share and for aggregate cash proceeds of $25.0 million. Upon the closing of this offering, these shares will convert into 2,601,941 shares of common stock. The table below sets forth the number of shares of our Series D-2 Preferred Stock sold to our directors and 5% stockholders and their affiliates in connection with our Series D-2 Preferred Stock financing:

Name	Shares of Series D-2 Preferred Stock	Aggregate Purchase Price
Argonaut Ventures I, L.L.C.(1)	1,145,746	$21,083,330
CMEA Ventures VI, L.P.(2)	27,172	$500,003
Masdar Clean Tech Fund, L.P.(3)	63,401	$1,166,667
Redpoint Ventures II, L.P.(4)	27,172	$500,003
U.S. Venture Partners IX, L.P.(5)	27,172	$500,003

Total	1,290,663	$23,750,006

(1)	Steven R. Mitchell, a member of our board of directors, is a managing director of Argonaut Private Equity, L.L.C., the manager of Argonaut Ventures I, L.L.C.
(2)	Includes 625 shares held by CMEA Ventures VI, L.P., GmbH & Co. KG, an affiliate of CMEA Ventures VI, L.P. Thomas R. Baruch, a member of our board of directors, is a managing director of CMEA Ventures.
(3)	Alex O’Cinneide, a member of our board of directors, is an investment director of Masdar Clean Tech Fund, L.P.

(4)	Includes 614 shares held by Redpoint Associates II, L.L.C., an affiliate of Redpoint Ventures II, L.P. John Walecka, a member of our board of directors, is a managing director of Redpoint Ventures II, LLC, the general partner and nominee, respectively, of Redpoint Ventures II, L.P. and Redpoint Associates II, L.L.C.
(5)	Winston S. Fu, a member of our board of directors, is a managing member of U.S. Venture Partners.

On August 15, 2008, September 16, 2008 and October 27, 2008, we issued an aggregate of 3,260,631 shares of Series D-3 Preferred Stock at a price of $23.0017 per share for aggregate cash proceeds of $75.0 million. On November 26, 2008, 1,086,877 shares of Series D-3 Preferred Stock were exchanged for 2,485,530 shares of Series E Preferred Stock. Upon the closing of this offering, the shares of Series D-3 Preferred Stock will convert into 5,203,888 shares of common stock. The table below sets forth the number of shares of our Series D-3 Preferred Stock sold to our directors and 5% stockholders and their affiliates in connection with our Series D-3 Preferred Stock financing:

Name	Shares of Series D-3 Preferred Stock	Aggregate Purchase Price
Argonaut Ventures I, L.L.C.(1)	2,749,797	$63,250,006
CMEA Ventures VI, L.P.(2)	65,214	$1,500,033
Masdar Clean Tech Fund, L.P.(3)	152,163	$3,500,008
Redpoint Ventures II, L.P.(4)	65,211	$1,499,964
U.S. Venture Partners IX, L.P.(5)	65,214	$1,500,033

Total	3,097,599	$71,250,044

(1)	Steven R. Mitchell, a member of our board of directors, is a managing director of Argonaut Private Equity, L.L.C., the manager of Argonaut Ventures I, L.L.C.
(2)	Includes 1,500 shares held by CMEA Ventures VI, L.P., GmbH & Co. KG, an affiliate of CMEA Ventures VI, L.P. Thomas R. Baruch, a member of our board of directors, is a managing director of CMEA Ventures.
(3)	Alex O’Cinneide, a member of our board of directors, is an investment director of Masdar Clean Tech Fund, L.P.
(4)	Includes 1,473 shares held by Redpoint Associates II, L.L.C., an affiliate of Redpoint Ventures II, L.P. John Walecka, a member of our board of directors, is a managing director of Redpoint Ventures II, LLC, the general partner and nominee, respectively, of Redpoint Ventures II, L.P. and Redpoint Associates II, L.L.C.
(5)	Winston S. Fu, a member of our board of directors, is a managing member of U.S. Venture Partners.

On November 26, 2008, January 6, 2009 and February 2, 2009, we issued an aggregate of 14,614,949 shares of Series E Preferred Stock at a price of $10.0582 per share and warrants to purchase an aggregate of 4,907,713 shares of common stock for aggregate cash proceeds of $147.0 million. In addition, on November 26, 2008, we issued an aggregate of 12,157,006 shares of Series E Preferred Stock upon conversion of the Bridge Notes (discussed below) and we issued an aggregate of 2,485,530 shares of Series E Preferred Stock in exchange for an aggregate of 1,086,877 shares of Series D-3 Preferred Stock. Upon the closing of this offering, these shares of Series E Preferred Stock will convert into 74,231,919 shares of common stock. The table below sets forth the number of shares of our Series E Preferred Stock and warrants to purchase common stock sold or issued to our directors and 5% stockholders and their affiliates in connection with our Series E Preferred Stock financing:

Name	Shares of Series E Preferred Stock	Warrants to Purchase Common Stock	Aggregate Purchase Price	Aggregate Amount of Bridge Notes Converted	Shares of Series D-3 Preferred Stock Exchanged
Affiliates of Artis Capital Management, L.P.(1)	198,846	33,782	$2,000,033	–	–
Argonaut Ventures I, L.L.C.(2)	6,799,021	1,155,204	$42,166,690	$5,135,887	916,599
CMEA Ventures VI, L.P.(3)	1,339,029	227,510	$8,500,004	$4,468,215	21,738
GKFF Investment Company, LLC(4)	4,971,069	844,622	$50,000,006	–	–
Madrone Partners, L.P.(5)	5,106,172	867,577	–	$51,358,899	–
Masdar Clean Tech Fund, L.P.(6)	646,240	109,801	$5,333,350	–	50,721
Redpoint Ventures II, L.P.(7)	1,289,314	219,064	$7,999,991	$4,468,215	21,737
RockPort Capital Partners III, L.P.(8)	3,093,714	525,645	$7,500,007	$23,617,187	–
U.S. Venture Partners IX, L.P.(9)	2,581,798	438,666	$21,000,013	$4,468,225	21,738
Virgin Green Fund I, L.P.(10)	816,987	138,812	–	$8,217,419	–

Total	26,842,190	4,560,863	$144,500,094	$101,734,047	1,032,533

(1)	Includes 39,533 shares held by Artis Partners Ltd., 2,627 shares held by Artis Partners, L.P., 8,163 shares held by Artis Partners (Institutional), L.P., 6,941 shares held by Artis Partners 2X, L.P., 49,148 shares held by Artis Partners 2X (Institutional), L.P. and 92,434 shares held by Artis Partners 2X Ltd., each an affiliate of Artis Capital Management, L.P. Includes 6,718 shares of common stock issuable upon the exercise of a warrant held by Artis Partners Ltd., 446 shares of common stock issuable upon the exercise of a warrant held by Artis Partners, L.P., 1,387 shares of common stock issuable upon the exercise of a warrant held by Artis Partners (Institutional), L.P., 1,179 shares of common stock issuable upon the exercise of a warrant held by Artis Partners 2X, L.P., 8,352 shares of common stock issuable upon the exercise of a warrant held by Artis Partners 2X (Institutional), L.P. and 15,708 shares of common stock issuable upon the exercise of a warrant held by Artis Partners 2X Ltd.
(2)	Steven R. Mitchell, a member of our board of directors, is a managing director of Argonaut Private Equity, L.L.C., the manager of Argonaut Ventures I, L.L.C.
(3)	Includes 30,721 shares held by CMEA Ventures VI, L.P., GmbH & Co. KG, an affiliate of CMEA Ventures VI, L.P. Includes 5,219 shares of common stock issuable upon the exercise of a warrant held by CMEA Ventures VI, L.P., GmbH & Co. KG. Thomas R. Baruch, a member of our board of directors, is a managing director of CMEA Ventures.
(4)	Steven R. Mitchell, a member of our board of directors, is a managing director of GKFF Investment Company, LLC.
(5)	Jameson J. McJunkin, a member of our board of directors, is a managing member of Madrone Capital Partners, L.L.C., the general partner of Madrone Partners, L.P.
(6)	Alex O’Cinneide, a member of our board of directors, is an investment director of Masdar Clean Tech Fund, L.P.

(7)	Includes 29,135 shares held by Redpoint Associates II, L.L.C., an affiliate of Redpoint Ventures II, L.P. Includes 4,950 shares of common stock issuable upon the exercise of a warrant held by Redpoint Associates II, L.L.C. John Walecka, a member of our board of directors, is a managing director of Redpoint Ventures II, LLC, the general partner and nominee, respectively, of Redpoint Ventures II, L.P. and Redpoint Associates II, L.L.C.
(8)	Includes 305,585 shares held by RockPort Capital Partners II, L.P., an affiliate of RockPort Capital Partners III, L.P. Includes 51,921 shares of common stock issuable upon the exercise of a warrant held by RockPort Capital Partners II, L.P. David J. Prend, a member of our board of directors, is a managing member of RockPort Capital II, L.L.C. and RockPort Capital III, L.L.C., the general partners of RockPort Capital Partners II, L.P. and RockPort Capital Partners III, L.P., respectively.
(9)	Winston S. Fu, a member of our board of directors, is a managing member of U.S. Venture Partners.
(10)	Anup M. Jacob, a member of our board of directors, is a director of VGF I Limited, the general partner of VGF Partners I, L.P., the general partner of Virgin Green Fund I, L.P.

On September 3, 2009, we issued an aggregate of 72,143,884 shares of Series F Preferred Stock at a price of $3.9643 per share and warrants to purchase 9,017,979 shares of common stock for aggregate cash proceeds of $286.0 million. Upon the closing of this offering, these shares of Series F Preferred Stock will convert into 72,143,884 shares of common stock. The table below sets forth the number of shares of our Series F Preferred Stock and warrants to purchase common stock sold to our directors and 5% stockholders and their affiliates in connection with our Series F Preferred Stock financing:

Name	Shares of Series F Preferred Stock	Warrants to Purchase Common Stock	Aggregate Purchase Price
Affiliates of Artis Capital Management, L.P.(1)	504,515	63,064	$2,000,049
Argonaut Ventures I, L.L.C.(2)	32,584,792	4,073,099	$129,175,891
CMEA Ventures VII, L.P.(3)	2,522,514	315,314	$10,000,002
Dr. James F. Gibbons(4)	100,901	12,613	$400,002
Madrone Partners, L.P.(5)	8,576,546	1,072,068	$34,000,001
Redpoint Ventures II, L.P.(6)	756,755	94,594	$3,000,004
RockPort Capital Partners III, L.P.(7)	2,792,171	349,021	$11,069,003
Raymond J. Sims(8)	25,226	3,153	$100,003
U.S. Venture Partners(9)	6,810,788	851,347	$27,000,007
Virgin Green Fund I, L.P.(10)	756,755	94,594	$3,000,004

Total	55,430,963	6,928,867	$219,744,966

(1)	Includes 100,303 shares held by Artis Partners Ltd., 6,666 shares held by Artis Partners, L.P., 20,712 shares held by Artis Partners (Institutional), L.P., 17,611 shares held by Artis Partners 2X, L.P., 124,699 shares held by Artis Partners 2X (Institutional), L.P. and 234,524 shares held by Artis Partners 2X Ltd., each an affiliate of Artis Capital Management, L.P.
(2)	Steven R. Mitchell, a member of our board of directors, is a managing director of Argonaut Private Equity, L.L.C., the manager of Argonaut Ventures I, L.L.C.
(3)	Includes 63,063 shares held by CMEA Ventures VII (Parallel), L.P., an affiliate of CMEA Ventures VII, L.P. Includes 7,883 shares of common stock issuable upon the exercise of a warrant held by CMEA Ventures VII (Parallel), L.P. Thomas R. Baruch, a member of our board of directors, is a managing director of CMEA Ventures.
(4)	Includes 50,451 shares held by Sera Solar Corporation. Includes 6,306 shares of common stock issuable upon the exercise of a warrant held by Sera Solar Corporation. Dr. James F. Gibbons, a member of our board of directors, is the chief executive officer of Sera Solar.
(5)	Jameson J. McJunkin, a member of our board of directors, is a managing member of Madrone Capital Partners, L.L.C., the general partner of Madrone Partners, L.P.

(6)	Includes 17,103 shares held by Redpoint Associates II, L.L.C., an affiliate of Redpoint Ventures II, L.P. Includes 2,138 shares of common stock issuable upon the exercise of a warrant held by Redpoint Associates II, L.L.C. John Walecka, a member of our board of directors, is a managing director of Redpoint Ventures II, LLC, the general partner and nominee, respectively, of Redpoint Ventures II, L.P. and Redpoint Associates II, L.L.C.
(7)	Includes 269,657 shares held by RockPort Capital Partners II, L.P., an affiliate of RockPort Capital Partners III, L.P. Includes 33,707 shares of common stock issuable upon the exercise of a warrant held by RockPort Capital Partners II, L.P. David J. Prend, a member of our board of directors, is a managing member of RockPort Capital II, L.L.C. and RockPort Capital III, L.L.C., the general partners of RockPort Capital Partners II, L.P. and RockPort Capital Partners III, L.P., respectively.
(8)	Raymond J. Sims is a member of our board of directors.
(9)	Includes 1,695,129 shares held by U.S. Venture Partners VII, L.P., 1,261,257 shares held by U.S. Venture Partners IX, L.P., 17,658 shares held by USVP Entrepreneur Partners VII-A, L.P., 17,658 shares held by USVP Entrepreneur Partners VII-B, L.P., 117,297 shares held by USVP X Affiliates, L.P. and 35,315 shares held by 2180 Associates Fund VII, L.P., each of which is an affiliate of U.S. Venture Partners X, L.P. Includes 211,891 shares of common stock issuable upon the exercise of a warrant held by U.S. Venture Partners VII, L.P., 157,657 shares of common stock issuable upon the exercise of a warrant held by U.S. Venture Partners IX, L.P., 2,207 shares of common stock issuable upon the exercise of a warrant held by USVP Entrepreneur Partners VII-A, L.P., 2,207 shares of common stock issuable upon the exercise of a warrant held by USVP Entrepreneur Partners VII-B, L.P., 14,662 shares of common stock issuable upon the exercise of a warrant held by USVP X Affiliates, L.P. and 4,414 shares of common stock issuable upon the exercise of a warrant held by 2180 Associates Fund VII, L.P. Winston S. Fu, a member of our board of directors, is a managing member of U.S. Venture Partners.
(10)	Anup M. Jacob, a member of our board of directors, is a director of VGF I Limited, the general partner of VGF Partners I, L.P., the general partner of Virgin Green Fund I, L.P.

Other Transactions

Bridge Financing

On July 25, 2008 and August 8, 2008, we issued convertible promissory notes, or the Bridge Notes, in an aggregate principal amount and warrants to purchase 773,825 shares of common stock, and received aggregate proceeds, of $119.1 million. The Bridge Notes accrued interest at a rate of 8% per annum. On November 26, 2008, we issued an aggregate of 12,157,006 shares of Series E Preferred Stock upon conversion of the Bridge Notes. The table below sets forth the aggregate principal amount of, and accrued interest on, Bridge Notes and warrants to purchase common stock held by our directors and 5% stockholders and their affiliates at the time of conversion into shares of Series E Preferred Stock:

Name	Aggregate Principal Amount	Warrants to Purchase Common Stock	Accrued Interest
Argonaut Ventures I, L.L.C.(1)	$5,000,000	32,500	$135,890
CMEA Ventures VI, L.P.(2)	$4,350,000	28,275	$118,225
Madrone Partners, L.P.(3)	$50,000,000	325,000	$1,358,904
Redpoint Ventures II, L.P.(4)	$4,350,000	28,275	$118,225
RockPort Capital Partners III, L.P.(5)	$23,000,000	149,500	$617,205
U.S. Venture Partners IX, L.P.(6)	$4,350,000	28,275	$118,225
Virgin Green Fund I, L.P.(7)	$8,000,000	52,000	$217,425

Total	$99,050,000	643,825	$2,684,099

(1)	Steven R. Mitchell, a member of our board of directors, is a managing director of Argonaut Private Equity, L.L.C., the manager of Argonaut Ventures I, L.L.C.

(2)	Includes $99,302 aggregate principal amount, and $2,699 of accrued interest, of Bridge Notes held by CMEA Ventures VI, L.P., GmbH & Co. KG, an affiliate of CMEA Ventures VI, L.P. Includes 645 shares of common stock issuable upon the exercise of a warrant held by CMEA Ventures VI, L.P., GmbH & Co. KG. Thomas R. Baruch, a member of our board of directors, is a managing director of CMEA Ventures.
(3)	Jameson J. McJunkin, a member of our board of directors, is a managing member of Madrone Capital Partners, L.L.C., the general partner of Madrone Partners, L.P.
(4)	Includes $98,310 aggregate principal amount, and $2,672 of accrued interest, of Bridge Notes held by Redpoint Associates II, L.L.C., an affiliate of Redpoint Ventures II, L.P. Includes 639 shares of common stock issuable upon the exercise of a warrant held by Redpoint Associates II, L.L.C. John Walecka, a member of our board of directors, is a managing director of Redpoint Ventures II, LLC, the general partner and nominee, respectively, of Redpoint Ventures II, L.P. and Redpoint Associates II, L.L.C.
(5)	Includes $3,000,000 aggregate principal amount, and $73,643 of accrued interest, of Bridge Notes held by RockPort Capital Partners II, L.P., an affiliate of RockPort Capital Partners III, L.P. Includes 19,500 shares of common stock issuable upon the exercise of a warrant held by RockPort Capital Partners II, L.P. David J. Prend, a member of our board of directors, is a managing member of RockPort Capital II, L.L.C. and RockPort Capital III, L.L.C., the general partners of RockPort Capital Partners II, L.P. and RockPort Capital Partners III, L.P., respectively.
(6)	Winston S. Fu, a member of our board of directors, is a managing member of U.S. Venture Partners.
(7)	Anup M. Jacob, a member of our board of directors, is a director of VGF I Limited, the general partner of VGF Partners I, L.P., the general partner of Virgin Green Fund I, L.P.

Argonaut Revolving Loan Facility

On July 17, 2009, we entered into a loan and security agreement with Argonaut that provides for a $50.0 million revolving loan facility, or the Argonaut Credit Facility. Loans under the Argonaut Credit Facility bear interest at a rate equal to (i) 10% per annum until July 16, 2011 and (ii) 15% per annum from July 17, 2011 to the maturity date. The Argonaut Credit Facility matures on July 17, 2011, except that we may request to extend the maturity date by one year subject to satisfaction of certain conditions including payment of a $1 million extension fee. Upon completion of this offering, the revolving loans will be subject to mandatory prepayment and we will not be permitted to re-borrow any amount under the Argonaut Credit Facility. Since entering into the Argonaut Credit Facility, we have borrowed an aggregate principal amount of $40 million and repaid $40.3 million, of which $0.3 million represented accrued interest. As of October 3, 2009, no amounts remained outstanding under the Argonaut Credit Facility. In connection with the Argonaut Credit Facility, we issued a warrant to Argonaut to purchase up to 6,306,284 shares of our common stock at an exercise price of $3.9643 per share.

North American Fabrication Facility Letter Agreement

In connection with Argonaut’s agreement to purchase shares of Series F Preferred Stock and to enter into the Argonaut Credit Facility, we have agreed, pursuant to a letter agreement dated July 17, 2009, to engage a third-party independent consulting firm to assist in the analysis of alternative manufacturing locations at the commencement of our formal site selection process for locating our next North American fabrication facility, or the Fab. Argonaut will interact with the consultant to ensure that all relevant information with respect to Tulsa, Oklahoma’s candidacy is made available. If Tulsa, Oklahoma is determined to be reasonably equivalent to the top ranked location, our management will recommend Tulsa, Oklahoma for the location of the Fab. Our board of directors will make the final decision based upon management’s recommendation and in consideration of the Board’s fiduciary obligations to our stockholders. If our board of directors ultimately determines not to build the Fab in Tulsa, Oklahoma, then the process described above will apply to the build-out of any subsequent North American fabrication facility, until such time as we have built a fabrication facility in Tulsa, Oklahoma.

Argonaut Allocation Agreement

On March 25, 2008, in connection with Argonaut’s agreement to purchase shares of our Series D Preferred Stock, we entered into an Allocation Agreement with Argonaut, pursuant to which we granted Argonaut the right to purchase from us up to 15% of the aggregate number of shares offered in this offering, subject to the terms and conditions of the Allocation Agreement and compliance with applicable securities laws. If the right to purchase shares in this offering conflicts with applicable securities laws or if some other legal impediment or requirement would prevent or materially delay the completion of this offering or the purchase of the shares by Argonaut pursuant to the Allocation Agreement, then in lieu of the right to purchase shares in this offering Argonaut would instead have the right to purchase the same number of shares, at the same purchase price the shares in this offering are sold to the public, in a separate and concurrent private placement transaction. Argonaut has agreed not to directly or indirectly sell, offer to sell, contract to sell (including, without limitation, any short sale), grant any option to purchase or otherwise dispose of (other than to donees who agree to be subject to the same restrictions) any shares that it may elect to purchase in the offering or the private placement, as the case may be, for 180 days following the initial sale of shares in this offering, subject to extension in certain circumstances. We also granted Argonaut certain registration rights with respect to any shares that it may elect to purchase in this offering or the private placement, as the case may be. For more information regarding those rights, see “Description of Capital Stock—Registration Rights.”

Investors’ Rights Agreement

In connection with the private placements referenced above, we entered into an amended and restated Investors’ Rights Agreement with certain of our founders and stockholders. Pursuant to this agreement, we granted such parties certain registration rights with respect to shares of our common stock and common stock issuable upon conversion of the shares of the convertible preferred stock held by them. For more information regarding the registration rights, see the section titled “Description of Capital Stock—Registration Rights.” In addition to the registration rights, the amended and restated Investors’ Rights Agreement provides for certain information rights and rights of first offer with respect to future sales of our capital stock and securities convertible into or exercisable or exchangeable for any shares of our capital stock. The provisions of the amended and restated Investors’ Rights Agreement, other than those relating to registration rights and certain transfer restrictions, will terminate upon the closing of this offering.

Voting Agreement

We have are party to an amended and restated Voting Agreement with certain of our founders and stockholders. This agreement concerns the composition of our board of directors, and requires parties to it to vote in favor of certain designees of our stockholders. The Voting Agreement also includes a drag along right relating to the voting of shares in certain transactions involving the sale of our company. Upon the closing of this offering, the Voting Agreement will terminate in its entirety and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors or any voting obligations with respect to a sale of the company.

Right of First Refusal and Co-Sale Agreement

We are party to an amended and restated right of first refusal and co-sale agreement with certain of our founders and stockholders. This agreement provides the holders of preferred stock a right of purchase and of co-sale in respect of the sale of securities by certain holders of our common stock. Upon the closing of this offering, the right of first refusal and co-sale agreement will terminate in its entirety and none of our stockholders will have any rights thereunder.

Other Transactions

Each of our named executive officers, with the exception of Dr. Gronet, received an offer letter in connection with the commencement of his employment with us. A description of the principal terms of these offer letters is set forth in “Management—Compensation Discussion and Analysis.” In connection with this offering, we intend to enter into amended offer letters with each of our named executive officers.

We intend to enter into severance and change of control agreements that require specific payments and benefits to be provided to our named executive officers in the event of termination of employment. However, only Dr. Gronet and Mr. Stover currently have written agreements relating to potential payments upon a change of control and none of our named executive officers have any agreements with respect to severance benefits. A description of the principal terms of these arrangements is set forth in “Management—Compensation Discussion and Analysis.”

We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. For a description of these agreements, see “Management—Limitations on Liability and Indemnification Matters.”

Policies and Procedures for Related Party Transactions

Our board of directors has reviewed and approved prior related party transactions. We intend to adopt a formal related party transaction policy in connection with this offering.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our preferred stock and common stock (including ownership of our common stock issuable upon conversion of the preferred stock) at October 3, 2009 for:

•	each entity or person who we know beneficially owns more than 5% of our outstanding common stock (on an as-converted basis);

•	each of our named executive officers and each director; and

•	all of our executive officers and directors as a group.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Solyndra, Inc., 47700 Kato Road, Fremont, California 94538. We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

We have based our calculation of the percentage of beneficial ownership prior to the offering on 241,333,149 shares of common stock outstanding on October 3, 2009 (as adjusted to reflect at that date the conversion of all shares of our preferred stock outstanding into 226,527,933 shares of common stock). We have based our calculation of the percentage of beneficial ownership after the offering on              shares of our common stock outstanding immediately after the completion of this offering. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all shares of common stock subject to options, warrants and other convertible securities held by that person or entity that are currently exercisable or exercisable within 60 days of October 3, 2009. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

	Shares Beneficially Owned Prior to the Offering		Shares Beneficially Owned After the Offering
Name and Address of Beneficial Owner	Number	Percentage	Number	Percentage
5% Stockholders:
Argonaut Ventures I, L.L.C.(1)(17)	91,691,277	35.74%
CMEA Ventures VI, L.P.(2)	16,491,371	6.81%
Dr. Christian Gronet(3)	20,257,600	8.06%
Madrone Partners, L.P.(4)	26,831,294	11.00%
Redpoint Ventures II, L.P.(5)	14,367,218	5.94%
RockPort Capital Partners II, L.P. and RockPort Capital Partners III, L.P.(6)	18,214,574	7.50%
U.S. Venture Partners(7)	24,757,127	10.19%

Executive Officers and Directors:
Dr. Christian Gronet(3)	20,257,600	8.06%
Dr. James K. Truman(8)	1,551,400	*
Wilbur G. Stover, Jr.(9)	1,436,000	*
Benjamin B. Bierman(10)	1,597,000	*
Kirk Roller(11)	500,000	*
Dr. James F. Gibbons(12)	429,674	*
Dr. Dan Maydan(13)	256,000	*
Dr. Winston S. Fu(7)	24,757,127	10.19%
Thomas R. Baruch(2)	16,491,371	6.81%
John Walecka(5)	14,367,218	5.94%
David J. Prend(6)	18,214,574	7.50%
Alex O’Cinneide(14)	5,708,375	2.36%
Anup M. Jacob(15)	8,509,830	3.52%
Steven R. Mitchell(1)(17)	91,691,277	35.74%
Raymond J. Sims(16)	68,379	*
Jameson J. McJunkin(4)	26,831,294	11.00%
All executive officers and directors as a group (16 persons)	228,533,600	82.56%

*	Represents beneficial ownership of less than one percent (1%) of the outstanding shares of our common stock.
(1)	Includes 53,246,593 shares held by Argonaut Ventures I. L.L.C. (“Argonaut”) and 23,249,172 shares held by GKFF Investment Company, LLC (“GKFF”). Includes 14,042,314 shares issuable upon the exercise of warrants held by Argonaut and 1,153,198 shares issuable upon the exercise of a warrant held by GKFF exercisable within 60 days of October 3, 2009. Mr. Mitchell is the managing director of Argonaut Private Equity, L.L.C., the manager of Argonaut, and GKFF and may be deemed to have voting and dispositive power over shares held by Argonaut and GKFF. Mr. Mitchell disclaims beneficial ownership of shares held by Argonaut and GKFF, except to the extent of his pecuniary interest therein. The address for Argonaut, GKFF and Mr. Mitchell is 6733 South Yale, Tulsa, OK 74136.
(2)

Includes 12,797,396 shares held by CMEA Ventures VI, L.P. (“CMEA VI”), 299,415 shares held by CMEA Ventures VI, L.P., GmbH & Co. KG (“CMEA GmbH”), 2,459,451 shares held by CMEA Ventures VII, L.P. (“CMEA VII”) and 63,063 shares held by CMEA Ventures VII (Parallel), L.P. (“CMEA Parallel” and together with CMEA GmbH, CMEA VII and CMEA Ventures VI, L.P., “CMEA”). Includes 378,706 shares issuable upon the exercise of warrants held by CMEA VI, 8,892 shares issuable upon the exercise of warrants held by CMEA GmbH, 307,431 shares issuable upon the exercise of a warrant held by CMEA VII and 7,883 shares issuable upon the exercise of a warrant held by CMEA VII (Parallel) exercisable within 60 days of October 3, 2009. Includes 169,134 shares issuable upon the exercise of options held by Thomas R. Baruch exercisable within

60 days of October 3, 2009, of which 169,134 shares will be fully vested. Mr. Baruch is the general partner of (i) CMEA VI, (ii) CMEA Ventures VI Management, L.P., the managing limited partner of CMEA GmbH, (iii) CMEA VII and (iv) CMEA Parallel, and may be deemed to have voting and dispositive power over shares held by CMEA. Mr. Baruch disclaims beneficial ownership of shares held by CMEA, except to the extent of his pecuniary interest therein. The address for CMEA and Mr. Baruch is One Embarcadero Center, Suite 3250, San Francisco, CA 94111.

(3)	Includes 10,000,000 shares issuable upon the exercise of options exercisable within 60 days of October 3, 2009, none of which will be vested.
(4)	Includes 2,581,607 shares issuable upon the exercise of warrants within 60 days of October 3, 2009. Mr. McJunkin is a managing member of Madrone Capital Partners, L.L.C., the general partner of Madrone Partners, L.P. (“Madrone”), and may be deemed to have voting and dispositive power over shares held by Madrone. Mr. McJunkin disclaims beneficial ownership of shares held by Madrone, except to the extent of his pecuniary interest therein. The address for Madrone and Mr. McJunkin is 3000 Sand Hill Road, Building 1, Suite 150, Menlo Park, CA 94025.
(5)	Includes 13,417,197 shares held by Redpoint Ventures II, L.P. (“Redpoint”) and 310,228 shares held by Redpoint Associates II, L.L.C. (“Redpoint Associates”) and 169,134 shares held by John Walecka. Includes 460,023 shares issuable upon the exercise of warrants held by Redpoint and 10,636 shares issuable upon the exercise of warrants held by Redpoint Associates exercisable within 60 days of October 3, 2009. Mr. Walecka is a founding partner of Redpoint Ventures and holds voting and dispositive power over the shares held by entities affiliated with Redpoint Ventures, including Redpoint and Redpoint Associates. Mr. Walecka disclaims beneficial ownership of shares held by Redpoint and Redpoint Associates, except to the extent of his individual pecuniary interest therein. The address for Redpoint, Redpoint Associates and Mr. Walecka is 300 Sand Hill Road, Building 2, Suite 290, Menlo Park, CA 94025.
(6)	Includes 7,098,249 shares held by RockPort Capital Partners II, L.P. (“RockPort II”) and 9,596,539 shares held by RockPort Capital Partners III, L.P. (“RockPort III”). Includes 254,097 shares issuable upon the exercise of warrants held by RockPort II and 962,109 shares issuable upon the exercise of warrants held by RockPort III exercisable within 60 days of October 3, 2009. Includes 303,580 shares issuable upon the exercise of options held by RockPort II, of which 303,580 shares will be fully vested. Mr. Prend is the managing member of RockPort Capital II, L.L.C. and RockPort Capital III, L.L.C., the general partners of RockPort II and RockPort III, respectively, and may be deemed to have voting and dispositive power over shares held by RockPort II and RockPort III. Mr. Prend disclaims beneficial ownership of shares held by RockPort II and RockPort III, except to the extent of his pecuniary interest therein. The address for RockPort II, RockPort III and Mr. Prend is 160 Federal Street, 18th Floor, Boston, MA 02110.
(7)

Includes 17,511,218 shares held by USVP Venture Partners IX, L.P. (“USVP IX”), 3,666,474 shares held by USVP Venture Partners X, L.P. (“USVP X”), 117,297 shares held by USVP X Affiliates, L.P. (“Aff X”), 1,695,129 shares held by U.S. Venture Partners VII, L.P. (“USVP VII”), 17,658 shares held by USVP Entrepreneur Partners VII-A, L.P. (“EP VII-A”), 17,658 shares held by USVP Entrepreneur Partners VII-B, L.P. (“EP VII-B”), 35,315 shares held by 2180 Associates Fund VII, L.P. (“2180 VII”), and 169,134 shares held by USVP Management Company L.L.C. (“USVP Mgmt” and together with USVP IX, USVP X, Aff X, USVP VII, EP VII-A, EP VII-B and 2180 VII, “USVP”). Includes 833,554 shares issuable upon the exercise of warrants held by USVP IX, 458,309 shares issuable upon the exercise of a warrant held by USVP X, 14,662 shares issuable upon the exercise of a warrant held by Aff X, 211,891 shares issuable upon the exercise of a warrant held by USVP VII, 2,207 shares issuable upon the exercise of a warrant held by EP VII-A, 2,207 shares issuable upon the exercise of a warrant held by EPVII-B, and 4,414 shares issuable upon the exercise of a warrant held by 2180 VII exercisable within 60 days of October 3, 2009. Winston S. Fu is a managing member of each of (i) Presidio Management Group IX, L.L.C., the general partner of USVP IX, (ii) Presidio Management Group X, L.L.C., the general partner of USVP X and Aff X, (iii) Presidio Management Group VII, L.L.C., the general partner of USVP VII, EP VII-A, EP VII-B and 2180 VII, and (iv) USVP Mgmt, and may be deemed to have voting and dispositive power over shares held by USVP. Dr. Fu disclaims beneficial ownership of shares held by USVP, except to the extent of his pecuniary interest therein. The address for USVP and Dr. Fu is 2735 Sand Hill Road, Menlo Park, CA 94025.

(8)	Includes 82,334 shares subject to our right of repurchase and 761,000 shares issuable upon the exercise of options exercisable within 60 days of October 3, 2009, none of which shares will be vested.

(9)	Includes 1,436,000 shares issuable upon the exercise of options exercisable within 60 days of October 3, 2009, of which 247,083 shares will be fully vested.

(10)	Includes 1,197,000 shares issuable upon the exercise of options exercisable within 60 days of October 3, 2009, of which 29,414 shares will be fully vested.

(11)	Includes 500,000 shares issuable upon the exercise of options exercisable within 60 days of October 3, 2009, none of which will be vested.

(12)	Includes 366,610 shares held by Dr. James F. Gibbons and 50,451 shares held by SERA Solar Corporation (“Sera Solar”). Includes 6,307 shares issuable upon the exercise of a warrant held by Dr. Gibbons and 6,306 shares issuable upon the exercise of a warrant held by Sera Solar exercisable within 60 days of October 3, 2009. Includes 25,497 shares that are subject to our right of repurchase. Dr. Gibbons is the chief executive officer of Sera Solar and may be deemed to have voting and dispositive power over shares held by Sera Solar. Dr. Gibbons disclaims beneficial ownership of shares held by Sera Solar, except to the extent of his pecuniary interest therein. The address for Sera Solar and Dr. Gibbons is 15 Redberry Ridge, Portola Valley, CA 94028.

(13)	Includes 48,003 shares subject to our right of repurchase.

(14)	Includes 5,444,844 shares held by Masdar Clean Tech Fund, L.P. (“Masdar Clean Tech Fund”). Includes 263,531 shares issuable upon the exercise of warrants held by Masdar Clean Tech Fund exercisable within 60 days of October 3, 2009. Mr. O’Cinneide is the investment director of Masdar Clean Tech Fund and may be deemed to have voting and dispositive power over shares held by Masdar Clean Tech Fund. Mr. O’Cinneide disclaims beneficial ownership of shares held by Masdar Clean Tech Fund, except to the extent of his pecuniary interest therein. The address for Masdar Clean Tech Fund and Mr. O’Cinneide is c/o Credit Suisse, Eleven Madison Avenue, 16th Floor, New York, NY 10010.

(15)	Includes 8,509,830 shares held by Virgin Green Fund I, L.P. (“Virgin Green Fund”). Includes 336,130 shares issuable upon the exercise of warrants held by Virgin Green Fund exercisable within 60 days of October 3, 2009. Mr. Jacob is a director of VGF I Limited, the general partner of VGF Partners I, L.P., the general partner of Virgin Green Fund, and may be deemed to have voting and dispositive power over shares held by Virgin Green Fund. Mr. Jacob disclaims beneficial ownership of shares held by Virgin Green Fund, except to the extent of his pecuniary interest therein. The address for Virgin Green Fund and Mr. Jacob is 27 South Park Street, Suite 200, San Francisco, CA 94107.

(16)	Includes 3,153 shares issuable upon the exercise of a warrant exercisable within 60 days of October 3, 2009. Includes 25,000 shares issuable upon the exercise of options exercisable within 60 days of October 3, 2009, none of which will be vested.

(17)	Argonaut has the right to purchase from us up to 15% of the aggregate number of shares offered in this offering at the initial price to the public, but is under no obligation to purchase any shares. If any shares are purchased by Argonaut, the number of shares beneficially owned and the percentage of common stock beneficially owned after the offering will differ from that set forth in the table above. If Argonaut were to purchase all of the shares it has the right to purchase in this offering, the number of shares beneficially owned after the offering by entities affiliated with Argonaut and by Mr. Mitchell will increase to shares, and the percentage of common stock beneficially owned after this offering will increase to %. In addition, the number of shares beneficially owned after the offering by all executive officers and directors as a group will increase to shares, and the percentage of common stock beneficially owned after the offering will increase to %.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the rights of our common stock and preferred stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws, as they will be in effect upon the completion of this offering. For more detailed information, please see our forms of certificate of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus is part.

Immediately following the completion of this offering, our authorized capital stock will consist of              shares, with a par value of $0.00001 per share, of which:

•	shares are designated as common stock; and

•	shares are designated as preferred stock.

As of October 3, 2009, we had outstanding:

•	226,527,933 shares of common stock, held of record by 229 stockholders, and no shares of preferred stock, assuming the conversion of all outstanding shares of our preferred stock into common stock;

•	25,316,966 shares of common stock issuable upon the exercise of options outstanding; and

•	26,638,290 shares of common stock issuable upon the exercise of warrants outstanding.

Common Stock

The holders of our common stock are entitled to one vote per share on all matters to be voted on by the stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. In the event we liquidate, dissolve or wind up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive, conversion or subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred Stock

Our board of directors will have the authority, without further action by our stockholders, to issue from time to time up to              shares of preferred stock in one or more series. Our board of directors may designate the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms and the number of shares constituting any series or the designation of any series. The issuance of preferred stock could have the effect of restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock, or delaying, deterring or preventing a change in control. Such issuance could have the effect of decreasing the market price of the common stock. The issuance of preferred stock or even the ability to issue preferred stock could also have the effect of delaying, deterring or preventing a change in control. We currently have no plans to issue any shares of preferred stock.

Warrants

The following table sets forth information about outstanding warrants to purchase shares of our common stock as of October 3, 2009. Upon the completion of this offering, the warrants to purchase shares of our Series A-1 preferred stock and Series A-2 preferred stock will convert into warrants to purchase our common stock.

Class of Stock	Number of Shares	Exercise Price/Share	Expiration Date
Common	773,825	$23.0017	01/25/2012
Common	2,434,603	10.0582	09/25/2012
Common	1,318,405	4.9640	04/06/2014
Common	6,306,284	3.9643	07/17/2014
Common	9,017,979	3.9643	09/03/2014
Common	6,787,194	7.3668	11/26/2018
Series A-1 preferred stock	437,500	1.0000	05/15/2016
Series A-2 preferred stock	279,911	1.5630	05/15/2016

Registration Rights

After this offering, the holders of an aggregate of              shares of our common stock, or     % of our common stock outstanding, will be entitled to certain rights with respect to registration of such shares under the Securities Act of 1933, as amended, or the Securities Act. These shares are referred to as registrable securities. The holders of registrable securities possess registration rights pursuant to the terms of our amended and restated Investors’ Rights Agreement, as amended through July 17, 2009, entered into by us and such holders of registrable securities. Beginning 180 days after effective date of this prospectus, the holders of at least a majority of registrable securities can, on no more than two occasions, request us to file a registration statement under the Securities Act to register all or any part of the registrable securities held by such holders, subject to certain conditions and limitations. Such request for registration must cover at least 25% of the registrable securities then outstanding. In addition, the amended and restated Investors’ Rights Agreement provides that if we determine to register any of our securities under the Securities Act, these holders are entitled to written notice of the registration and are entitled to include all or a portion of their registrable shares in the registration, subject to certain limitations. However, the underwriters have the right to limit the number of shares included in any such registration, including all such registrable securities in connection with this offering. Further, holders of at least 10% of the registrable securities then outstanding may require us to register all or any portion of their registrable securities on Form S-3, when such form becomes available to us, subject to certain conditions and limitations. The registration rights provisions of the amended investors’ rights agreement apply to this offering, subject to certain conditions and limitations.

In connection with Argonaut’s agreement to purchase shares of our Series D Preferred Stock, we entered into an Allocation Agreement with Argonaut, pursuant to which we granted Argonaut the right to purchase from us up to 15% of the aggregate number of shares offered in this offering, or, in certain circumstances, the aggregate number of shares equal to this amount in a separate and contemporaneous private placement transaction, such shares referred to herein as Allocation Shares. Beginning 180 days after the effective date of this prospectus, Argonaut will have the right to require us to file a registration statement under the Securities Act to register the Allocation Shares held by Argonaut, provided that the request by Argonaut covers at least 50% of the Allocation Shares and subject to certain conditions and limitations.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

We intend to amend and restate our certificate of incorporation and our bylaws to be effective upon the completion of this offering. The amended and restated certificate of incorporation and amended and restated bylaws will contain certain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions and certain provisions of Delaware law, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate more favorable terms with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us.

Undesignated Preferred Stock

As discussed above, under our amended and restated certificate of incorporation to be effective upon the completion of this offering, our board of directors will have the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company.

Limits on Ability of Stockholders to Act by Written Consent or Call a Special Meeting

Our amended and restated certificate of incorporation to be effective upon the completion of this offering will provide that our stockholders may not act by written consent, which may lengthen the amount of time required to take stockholder actions. As a result, a holder controlling a majority of our capital stock would not be able to amend our bylaws or remove directors except at a meeting of our stockholders called in accordance with our bylaws.

In addition, our amended and restated bylaws to be effective upon the completion of this offering will provide that special meetings of the stockholders may be called only by the chairperson of the board, the chief executive officer or our board of directors. Argonaut may also call a special meeting of the stockholders until the earlier of (i) two years from the date of this prospectus and (ii) such time as Argonaut beneficially owns less than 20% of our outstanding common stock. Stockholders other than Argonaut may not call a special meeting, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our amended and restated bylaws to be effective upon the completion of this offering will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of our board of directors. These provisions may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Board Classification

Under our amended and restated certificate of incorporation to be effective upon the completion of this offering, our board of directors will be divided into three classes, one class of which is elected each year by our stockholders. The directors in each class will serve for a three-year term. For more information on the classified board, see “Management—Board of Directors.” Our classified board may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors. In addition, our amended and restated certificate of incorporation provides that stockholders may not remove directors other than for cause.

No Cumulative Voting

Our amended and restated certificate of incorporation to be effective upon the completion of this offering will not permit cumulative voting in the election of directors. Cumulative voting allows a stockholder to vote a portion or all of its shares for one or more candidates for seats on the board of directors. Without cumulative voting, a minority stockholder may not be able to gain as many seats on our board of directors as the stockholder would be able to gain if cumulative voting was permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors to influence our board’s decision regarding a takeover.

Amendment of Charter Provisions

The amendment or repeal of the above provisions of our amended and restated certificate of incorporation and bylaws by our stockholders will require approval by holders of at least two-thirds of our outstanding capital stock entitled to vote generally in the election of directors.

Delaware Anti-Takeover Statute

Upon the completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•	prior to the date of the transaction, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, calculated as provided under Section 203; or

•

at or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may discourage transactions that might result in a premium over the market price for the shares of common stock held by stockholders.

The provisions of Delaware law and the provisions of our amended and restated certificate of incorporation and amended and restated bylaws to be effective upon the completion of this offering, could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they might also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions might also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Wells Fargo Bank, N.A. Shareowner Services. The transfer agent’s address is 161 North Concord Exchange, South St. Paul, Minnesota 55075, and its telephone number is (800) 468-9716.

Stock Exchange Listing

We have applied to have our common stock approved for listing on             under the symbol “SOLY.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for shares of our common stock and we cannot assure you that a significant market for our common stock will develop or be sustained after this offering. Future sales of substantial amounts of shares of our common stock, including shares issued upon the exercise of outstanding options and warrants, in the public market after this offering, or the possibility of these sales occurring, could adversely affect the prevailing market price for our common stock from time to time or impair our ability to raise equity capital in the future. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of the contractual and legal restrictions on resale described below, sales of substantial amounts of our common stock in the public market after those restrictions lapse could also adversely affect the trading price of our common stock.

Based on the number of shares of common stock outstanding as of October 3, 2009, upon the completion of this offering, a total of              shares of common stock will be outstanding, assuming no exercise of the underwriters’ over-allotment option. Of these shares, if Argonaut were to purchase all of the shares it has the right to purchase in this offering, only              shares of common stock sold in this offering by us, plus any shares sold upon exercise of the underwriters’ over-allotment option, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act or unless such shares are subject to a lock-up agreement as described further below. Any shares purchased in this offering by Argonaut will be subject to restrictions under applicable securities laws and contractual lock-up provisions described below.

The remaining              shares of common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

Subject to the lock-up agreements described below and the provisions of Rules 144 and 701 under the Securities Act, these restricted securities will be available for sale in the public market as follows:

Date	Number of Shares
On the date of this prospectus
Between 90 and 180 days after the date of this prospectus
At various times beginning more than 180 days after the date of this prospectus

In addition, of the 25,316,966 shares of our common stock that were subject to stock options outstanding as of October 3, 2009, options to purchase 2,454,900 shares of common stock were exercisable as of October 3, 2009 and will be eligible for sale 180 days following the effective date of this offering, subject to extensions as described in the section entitled “Underwriting.”

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any shares of our common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations. Sales of our common stock by any such person would be subject to the availability of current public information about us if the shares to be sold were beneficially owned by such person for less than one year.

Approximately              shares of our common stock that are not subject to the lock-up agreements described below will be eligible for sale under Rule 144 immediately upon the closing of this offering.

Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering (or              shares if the underwriters exercise their over-allotment option in full); or

•

the average weekly trading volume in our common stock on              during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement in a transaction before the effective date of this offering that was completed in reliance on, and complied with the requirements of, Rule 701 will, subject to the lock-up restrictions described below, be eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without being required to comply with certain restrictions, including the holding period, manner of sale, public information, volume limitation or notice provisions contained in Rule 144.

Lock-Up Agreements

We, all of our directors and officers and the other holders of shares of common stock and holders of securities exercisable for or convertible into our common stock outstanding immediately prior to this offering have agreed that, without the prior written consent of each of Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated, on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of our common stock, or any options or warrants to purchase any shares of our common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of our common stock, whether now owned or hereinafter acquired, owned directly by us or them (including holding as a custodian) or with respect to which we or they have beneficial ownership within the rules and regulations of the SEC, whether any transaction described above is to be settled by delivery of the shares of our common stock or such other securities, in cash or otherwise. These agreements are subject to certain exceptions and are also subject to extension for up to an additional 34 days, as set forth in “Underwriting” below.

Registration Rights

Upon completion of this offering, the holders of              shares of common stock or their transferees will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of Capital Stock—Registration Rights” for additional information. Shares covered by an effective registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock-up agreement.

Registration Statements

We intend to file a registration statement on Form S-8 under the Securities Act as soon as practicable following this offering to register all of the shares of common stock issued or reserved for issuance under our equity incentive and employee stock purchase plans. Shares covered by this registration statement will be eligible for sale in the public market, upon the expiration or release from the terms of the lock-up agreements, and subject to vesting of such shares.

MATERIAL UNITED STATES TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a general discussion of material U.S. federal income and estate tax considerations with respect to the ownership and disposition of shares of our common stock applicable to non-U.S. holders. In general, a “non-U.S. holder” is any holder other than:

•	a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) it has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

If a partnership or entity classified as a partnership for U.S. federal income tax purposes holds shares of our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Any partner in a partnership holding shares of our common stock should consult its tax advisors.

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, final, temporary or proposed Treasury regulations promulgated thereunder, judicial opinions, published positions of the Internal Revenue Service and all other applicable authorities, all of which are subject to change, possibly with retroactive effect. We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code, generally property held for investment.

This discussion does not address all aspects of U.S. federal income and estate taxation that may be important to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances, nor does it address any aspects of U.S. state or local or non-U.S. taxes. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder subject to special treatment under the U.S. federal income tax laws, including without limitation:

•	banks, insurance companies or other financial institutions;

•	partnerships;

•	tax-exempt organizations;

•	tax-qualified retirement plans;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	certain former citizens or long-term residents of the United States; and

•	persons that will hold common stock as a position in a hedging transaction, “straddle” or “conversion transaction” for tax purposes.

Accordingly, we urge prospective investors to consult with their own tax advisors regarding the U.S. federal, state and local and non-U.S. income and other tax considerations of acquiring, holding and disposing of shares of our common stock.

Distributions

If we make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce a non-U.S. holder’s basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock.

In general, dividends we pay, if any, to a non-U.S. holder will be subject to U.S. withholding tax at a rate of 30% of the gross amount. The withholding tax might not apply or might apply at a reduced rate under the terms of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. A non-U.S. holder must demonstrate its entitlement to treaty benefits by certifying, among other things, its nonresident status. A non-U.S. holder generally can meet this certification requirement by providing an Internal Revenue Service Form W-8BEN to us or our paying agent. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries. A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Also, special rules apply if the dividends are effectively connected with a trade or business carried on by the non-U.S. holder within the United States and, if a treaty applies, are attributable to a permanent establishment of the non-U.S. holder within the United States. Dividends effectively connected with this U.S. trade or business, and, if a treaty applies, attributable to such a permanent establishment of a non-U.S. holder, generally will not be subject to U.S. withholding tax if the non-U.S. holder files certain forms, including Internal Revenue Service Form W-8ECI or any successor or other appropriate form, with the payor of the dividend, and generally will be subject to U.S. federal income tax on a net income basis, in the same manner as if the non-U.S. holder were a resident of the United States. A non-U.S. holder that is a corporation may be subject to an additional “branch profits tax” at a rate of 30%, or a reduced rate as may be specified by an applicable income tax treaty, on the repatriation from the United States of its “effectively connected earnings and profits,” subject to certain adjustments.

Gain on Sale or Other Disposition of Common Stock

In general, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of the holder’s shares of our common stock unless:

•

the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States and, if required by an applicable income tax treaty as a condition to subjecting a non-U.S. holder to United States income tax on a net basis, the gain is attributable to a permanent establishment of the non-U.S. holder maintained in the United States, in which case a non-U.S. holder will be subject to U.S. federal income tax on any gain realized upon the sale or other disposition on a net income basis, in the same manner as if the non-U.S. holder were a resident of the United States. Furthermore, the branch profits tax discussed above may also apply if the non-U.S. holder is a corporation;

•

the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other tests are met, in which case a non-U.S. holder will be subject to a flat 30% tax on any gain realized upon the sale or other disposition, which tax may be offset by U.S. source capital losses even though the individual is not considered a resident of the United States; or

•

we are or have been a U.S. real property holding corporation, or a USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition and the non-U.S. holder’s holding period. We do not believe that we are or have been a USRPHC, and we do not anticipate becoming a USRPHC. Even if we have been in the past or were to become a USRPHC at any time during this period, generally gains realized upon a disposition of shares of our common stock by a non-U.S. holder that did not directly or indirectly own more than 5% of our common stock during this period would not be subject to U.S. federal income tax, provided that our common stock is “regularly traded on an established securities market” (within the meaning of Section 897(c)(3) of the Internal Revenue Code). Our common stock will be treated as regularly traded on an established securities market during any period in which it is listed on a registered national securities exchange or any over-the-counter market, including .

U.S. Federal Estate Tax

Shares of our common stock that are owned or treated as owned by an individual who is not a citizen or resident, as defined for U.S. federal estate tax purposes, of the United States at the time of death will be includible in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and therefore may be subject to U.S. federal estate tax.

Backup Withholding, Information Reporting and Other Reporting Requirements

Generally, we must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty. Copies of this information also may be made available under the provisions of a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

U.S. backup withholding tax is imposed – at a current rate of 28%—on certain payments to persons that fail to furnish the information required under the U.S. information reporting requirements. A non-U.S. holder of shares of our common stock will be subject to this backup withholding tax on dividends we pay unless the holder certifies, under penalties of perjury, among other things, its status as a non-U.S. holder, and we or our paying agent do not have actual knowledge or reason to know the holder is a U.S. person, or otherwise establishes an exemption.

Under the Treasury regulations, the payment of proceeds from the disposition of shares of our common stock by a non-U.S. holder made to or through a U.S. office of a broker generally will be subject to information reporting and backup withholding unless the beneficial owner certifies, under penalties of perjury, among other things, its status as a non-U.S. holder, and we or our paying agent do not have actual knowledge or reason to know the holder is a U.S. person, or otherwise establishes an exemption. The payment of proceeds from the disposition of shares of our common stock by a non-U.S. holder made to or through a non-U.S. office of a broker generally will not be subject to backup withholding and information reporting, except as noted below. In the case of proceeds from a disposition of shares of our common stock by a non-U.S. holder made to or through a non-U.S. office of a broker that is:

•	a U.S. person;

•	a “controlled foreign corporation” for U.S. federal income tax purposes;

•	a foreign person 50% or more of whose gross income from certain periods is effectively connected with a U.S. trade or business; or

•

a foreign partnership if at any time during its tax year (a) one or more of its partners are U.S. persons who, in the aggregate, hold more than 50% of the income or capital interests of the partnership or (b) the foreign partnership is engaged in a U.S. trade or business;

information reporting, but not backup withholding, will apply unless the broker has documentary evidence in its files that the owner is a non-U.S. holder and certain other conditions are satisfied, or the beneficial owner otherwise establishes an exemption, and the broker has no actual knowledge or reason to know to the contrary.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service in a timely manner.

THE FOREGOING DISCUSSION OF CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH PROSPECTIVE HOLDER OF SHARES OF OUR COMMON STOCK SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISER WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL AND NON-U.S. TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered in this offering. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.
Morgan Stanley & Co. Incorporated

Total

Argonaut has the right to purchase from us up to 15% of the aggregate number of shares offered in this offering at the initial price to the public, but is under no obligation to purchase any shares. Any shares purchased by Argonaut will be purchased directly from us and will not be a part of the underwritten offering. The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares that may be purchased from us by Argonaut and other than the shares covered by the option described below unless and until this option is exercised.

If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional              shares from us. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us, other than for any shares purchased by Argonaut, for which no amounts will be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase              additional shares.

Paid by Us	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $             per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and our officers, directors, and holders of substantially all of our common stock have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions and certain exceptions to this agreement.

The 180-day restricted period described in the preceding paragraph will be automatically extended if: (1) during the last 17 days of the 180-day restricted period we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 15-day period following the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release of the announcement of the material news or material event.

Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of the business potential and earnings prospects of us, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

An application has been made to quote the common stock on the                      under the symbol “SOLY.”

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on                     , in the over-the-counter market or otherwise.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

(a)    to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;

(b)    to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)    to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)    in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each underwriter has represented and agreed that:

(a)    it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)    it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

We estimate that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $            .

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the issuer, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve securities and instruments of the issuer.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Latham  & Watkins LLP, Menlo Park, California, is acting as counsel to the underwriters.

EXPERTS

The financial statements as of December 29, 2007 and January 3, 2009, and for each of the three years in the period ended January 3, 2009 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information about us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed thereto. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the Public Reference Room of the SEC, 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy statements and other information regarding registrants that file electronically with the SEC. The address of that site is www.sec.gov.

Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934 and, in accordance therewith, will file reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and web site of the SEC referred to above. We maintain a website at www.solyndra.com. You may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our website address does not constitute incorporation by reference of the information contained on our website.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page(s)
Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of December 29, 2007, January 3, 2009, and October 3, 2009 (unaudited)	F-3

Consolidated Statements of Operations for the Years Ended December 30, 2006, December  29, 2007, and January 3, 2009 and for the nine months ended September 27, 2008 (unaudited) and October 3, 2009 (unaudited)

F-4

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit) for the Years Ended December 30, 2006, December 29, 2007, and January 3, 2009, and for the nine months ended October 3, 2009 (unaudited)

F-5

Consolidated Statements of Cash Flows for the Years Ended December 30, 2006, December  29, 2007, and January 3, 2009, and for the nine months ended September 27, 2008 (unaudited) and October 3, 2009 (unaudited)

F-7

Notes to Consolidated Financial Statements	F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

of Solyndra, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of redeemable convertible preferred stock and stockholders’ equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Solyndra, Inc. and its subsidiaries at December 29, 2007 and January 3, 2009, and the results of their operations and their cash flows for each of the three years in the period ended January 3, 2009 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Jose, California

December 18, 2009

SOLYNDRA, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

			October 3, 2009
	December 29, 2007	January 3, 2009	Actual	Pro Forma

			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$148,276	$82,223	$45,307	$45,367
Accounts receivable, net	–	2,835	28,652
Inventories	–	3,032	11,068
Restricted cash	9,861	–	–
Prepaid expenses and other current assets	2,107	3,648	7,149

Total current assets	160,244	91,738	92,176
Property, plant and equipment, net	107,988	204,340	303,502
Restricted cash	872	3,938	165,400
Other assets	14,784	19,079	28,441

Total assets	$283,888	$319,095	$589,519

Liabilities, Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$6,194	$20,537	$43,824
Accrued and other liabilities	24,773	30,490	40,267
Notes payable—short term	78,582	–	–

Total current liabilities	109,549	51,027	84,091
Deferred rent	2,066	3,613	4,642
Long-term debt	–	–	21,380
Preferred stock warrants	2,486	2,083	741	–

Total liabilities	114,101	56,723	110,854	$110,113

Commitments and contingencies (Note 5)

Redeemable convertible preferred stock: $0.00001 par value; 171,409,052 shares authorized, 65,757,809, 93,576,573, and 170,691,525 (unaudited) shares issued and outstanding at December 29, 2007, January 3, 2009, and October 3, 2009, and no shares issued and outstanding pro forma (unaudited) (aggregate liquidation value at January 3, 2009 and October 3, 2009 of $634,393 and $970,393 (unaudited), respectively)	311,616	630,859	961,315	–

Stockholders’ equity (deficit):
Common stock: $0.00001 par value; 300,000,000 shares authorized; 15,115,587, 14,658,685, and 14,805,216 (unaudited) shares issued and outstanding at December 29, 2007, January 3, 2009, and October 3, 2009 (unaudited), respectively, and 241,333,149 shares issued and outstanding pro forma (unaudited)	–	–	–	2
Additional paid-in capital	885	16,707	22,420	984,474
Notes receivable from stockholders	(90)	(60)	(60)	—
Accumulated other comprehensive income (loss)	–	7	(1)	(1)
Accumulated deficit	(142,624)	(385,141)	(505,009)	(505,009)

Total stockholders’ equity (deficit)	(141,829)	(368,487)	(482,650)	$479,466

Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	$283,888	$319,095	$589,519

The accompanying notes are an integral part of these consolidated financial statements

SOLYNDRA, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

	Fiscal Years ended			Nine months ended
	December 30, 2006	December 29, 2007	January 3, 2009	September 27, 2008	October 3, 2009
				(unaudited)
Revenue	$–	$–	$6,005	$1,501	$58,814
Cost of revenue	–	–	44,435	21,395	108,321

Gross profit (loss)	–	–	(38,430)	(19,894)	(49,507)

Operating expenses:
Research and development	19,927	85,859	125,499	93,425	61,632
Sales and marketing	574	2,677	4,838	3,276	5,905
General and administrative	5,829	23,279	21,221	16,805	10,633
Asset impairment charges	–	–	31,610	31,610	–

Total operating expenses	26,330	111,815	183,168	145,116	78,170

Loss from operations	(26,330)	(111,815)	(221,598)	(165,010)	(127,677)
Interest expense	(494)	(6,906)	(12,444)	(10,770)	(807)
Interest income	1,184	2,829	1,870	1,742	131
Other income (expense), net	(1,532)	1,764	107	(5,810)	8,592

Net loss	$(27,172)	$(114,128)	$(232,065)	$(179,848)	$(119,761)

Deemed dividend on preferred stock	–	–	(10,452)	–	–

Net loss attributable to common stockholders	$(27,172)	$(114,128)	$(242,517)	$(179,848)	$(119,761)

Net loss per share:
Basic and Diluted	$(6.69)	$(16.55)	$(23.85)	$(18.33)	$(9.48)

Weighted average number of shares used in per share calculations:
Basic and Diluted	4,063	6,898	10,167	9,810	12,629

Pro forma loss per share (unaudited):
Basic and Diluted			$(2.64)		$(0.70)

Weighted average number of shares used in pro forma per share calculations (unaudited):
Basic and Diluted			91,986		174,179

The accompanying notes are an integral part of these consolidated financial statements

SOLYNDRA, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)

(in thousands, except share data)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Notes Receivable from Stockholders	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Deficit
Description	Shares	Amount	Shares	Amount
Balances, December 31, 2005	–	$–	10,100,000	$–	$–	$–	$–	$(1,324)	$(1,324)
Issuance of Series A-1 preferred stock, net of issuance costs	10,599,999	10,488	–	–	–	–	–	–	–
Issuance of common stock	–	–	257,600	–	3	–	–	–	3
Issuance of Series A-2 preferred stock, net of issuance costs	6,014,076	9,400	–	–	–	–	–	–	–
Issuance of Series B preferred stock, net of issuance costs	25,384,606	77,801	–	–	–	–	–	–	–
Exercise of common stock options	–	–	5,400,057	–	181	(92)	–	–	89
Repurchase unvested common stock	–	–	(300,000)	–	(30)	–	–	–	(30)
Net unrealized gain on available-for-sale investments	–	–	–	–	–	–	4	–	4
Fair value of stock of common stock warrant issued in connection with issuance of Series B preferred stock	–	–	–	–	103	–	–	–	103
Stock-based compensation	–	–	–	–	112	–	–	–	112
Net loss	–	–	–	–	–	–	–	(27,172)	(27,172)

Balances, December 30, 2006	41,998,681	97,689	15,457,657	–	369	(92)	4	(28,496)	(28,215)

Issuance of Series C-1 preferred stock, net of issuance costs	10,427,517	61,653	–	–	–	–	–	–	–
Issuance of Series C-2 preferred stock, net of issuance costs	13,331,611	152,274	–	–	–	–	–	–	–
Exercise of common stock options	–	–	19,341	–	5	–	–	–	5
Vesting of early exercised stock options	–	–	–	–	84	–	–	–	84
Repayment of notes receivable from stockholders	–	–	–	–	–	2	–	–	2
Repurchase unvested common stock	–	–	(361,411)	–	–	–	–	–	–
Fair value of common stock warrant issued in connection with a credit agreement	–	–	–	–	202	–	–	–	202
Change in unrealized gain on available-for-sale investments	–	–	–	–	–	–	(4)	–	(4)
Stock-based compensation	–	–	–	–	225	–	–	–	225
Net loss	–	–	–	–	–	–	–	(114,128)	(114,128)

Balances, December 29, 2007	65,757,809	$311,616	15,115,587	$–	$885	$(90)	$–	$(142,624)	$(141,829)

The accompanying notes are an integral part of these consolidated financial statements

SOLYNDRA, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)

(in thousands, except share data)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Notes Receivable from Stockholders	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Deficit
Description	Shares	Amount	Shares	Amount
Balances, December 29, 2007	65,757,809	$311,616	15,115,587	$–	$885	$(90)	$–	$(142,624)	$(141,829)
Issuance of Series D-2 preferred stock, net of issuance costs	1,358,593	24,766	–	–	–	–	–	–	–
Issuance of Series D-3 preferred stock, net of issuance costs	2,173,754	49,534	–	–	–	–	–	–	–
Exchange of Series D-3 preferred stock for Series E and related deemed dividend	1,398,653	10,452	–	–	–	–	–	(10,452)	(10,452)
Issuance of Series E preferred stock, net of issuance costs	22,887,764	234,491	–	–	–	–	–	–	–
Exercise of common stock options	–	–	256,898	–	176	–	–	–	176
Vesting of early exercised stock options	–	–	–	–	35	–	–	–	35
Repayment of notes receivable from stockholders	–	–	–	–	–	30	–	–	30
Repurchase unvested common stock	–	–	(713,800)	–	(28)	–	–	–	(28)
Fair value of common stock warrants issued in connection with financing agreements	–	–	–	–	10,947	–	–	–	10,947
Modification of common stock warrants issued in connection with financing agreements	–	–	–	–	1,117	–	–	–	1,117
Stock-based compensation	–	–	–	–	3,575	–	–	–	3,575
Currency translation adjustments	–	–	–	–	–	–	7	–	7
Net loss	–	–	–	–	–	–	–	(232,065)	(232,065)

Balances, January 3, 2009	93,576,573	630,859	14,658,685	–	16,707	(60)	7	(385,141)	(368,487)

Fair value adjustment of common stock warrants issued in connection with financing agreements, net (unaudited)	–	–	–	–	(6,634)	–	–	(107)	(6,741)
Issuance of Series E preferred stock, net of issuance costs (unaudited)	4,971,068	48,669	–	–	–	–	–	–	–
Issuance of Series F preferred stock, net of issuance costs (unaudited)	72,143,884	281,787	–	–	–	–	–	–	–
Exercise of common stock options (unaudited)	–	–	146,531	–	138	–	–	–	138
Vesting of early exercised stock options (unaudited)	–	–	–	–	18	–	–	–	18
Stock-based compensation (unaudited)	–	–	–	–	5,458	–	–	–	5,458
Fair value of common stock warrant issued in connection with Series F and line of credit (unaudited)	–	–	–	–	6,733	–	–	–	6,733
Currency translation adjustments (unaudited)	–	–	–	–	–	–	(8)	–	(8)
Net loss (unaudited)	–	–	–	–	–	–	–	(119,761)	(119,761)

Balances, October 3, 2009 (unaudited)	170,691,525	$961,315	14,805,216	$–	$22,420	$(60)	$(1)	$(505,009)	$(482,650)

The accompanying notes are an integral part of these consolidated financial statements

SOLYNDRA, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Fiscal Years ended			Nine months ended
	December 30, 2006	December 29, 2007	January 3, 2009	September 27, 2008	October 3, 2009
				(unaudited)
Cash flows from operating activities
Net loss	$(27,172)	$(114,128)	$(232,065)	$(179,848)	$(119,761)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	533	5,335	16,991	10,765	23,164
Asset impairment charge	–	–	31,610	31,610	852
Amortization of debt issuance costs	–	498	5,371	5,121	29
Stock-based compensation	112	225	3,575	2,066	5,458
Change in fair value of preferred stock warrants	1,506	–	(403)	5,236	(8,083)
Non-cash interest expense	177	912	4,345	2,555	349
Change in fair value of foreign exchange contracts	–	(745)	745	745	–
Change in fair value of interest rate swap agreements	–	3,471	(3,471)	(3,471)	–
Provision for doubtful accounts	–	–	–	–	675
Provision for inventory valuation	–	–	10,015	6,287	1,416
Changes in assets and liabilities:
Accounts receivable	–	–	(2,835)	(1,799)	(26,492)
Inventories	–	–	(13,047)	(8,872)	(9,452)
Prepaid expenses and other current assets	(7,442)	(945)	(2,279)	(18,520)	(3,509)
Other assets	–	(500)	(7,849)	(143)	1,972
Accounts payable	3,300	(1,271)	10,900	13,908	7,189
Accrued and other liabilities	1,339	7,085	12,899	12,556	7,856
Deferred rent	64	2,014	1,570	1,294	1,064

Net cash used in operating activities	(27,583)	(98,049)	(163,928)	(120,510)	(117,273)

Cash flows from investing activities
Change in restricted cash	(3,933)	(6,800)	6,795	6,795	(165,400)
Purchases of property, plant and equipment	(5,137)	(94,778)	(144,467)	(106,033)	(101,549)
Proceeds from short-term investments	–	14,547	–	–	–
Purchase of short-term investments	(14,546)	–	–	–	–

Net cash used in investing activities	(23,616)	(87,031)	(137,672)	(99,238)	(266,949)

Cash flows from financing activities
Proceeds from bridge loans	1,255	–	119,050	119,050	–
Proceeds from revolving line of credit	–	–	–	–	40,000
Repayment under revolving line of credit	–	–	–	–	(40,000)
Proceeds from long-term debt	–	–	–	–	21,380
Proceeds from notes payable	7,000	78,582	3,082	3,082	–
Repayment of notes payable and accrued interest	(1,038)	(7,008)	(81,664)	(81,664)	–
Debt issuance costs	–	(4,952)	(917)	(918)	(9,934)
Proceeds from issuance of redeemable convertible preferred stock and warrants, net of issuance costs	96,537	213,927	195,818	75,000	335,722
Repurchase of common stock	(30)	(36)	(28)	(27)	–
Proceeds from payment of notes receivable from stockholders	–	–	30	30	–
Proceeds from issuance of common stock	275	5	176	97	138

Net cash provided by financing activities	103,999	280,518	235,547	114,650	347,306

Net increase/(decrease) in cash and cash equivalents	52,800	95,438	(66,053)	(105,098)	(36,916)
Cash and cash equivalents at beginning of period	38	52,838	148,276	148,276	82,223

Cash and cash equivalents at end of period	$52,838	$148,276	$82,223	$43,178	$45,307

Supplemental cash flow disclosures
Cash paid for interest	$296	$2,901	$4,213	$4,213	$298

Cash paid for income taxes	$1	$1	$1	$–	$–

Supplemental disclosure of non-cash items
Conversion of bridge loan into preferred stock	$1,255	$–	$122,278	$–	$–

Issuance of common stock for notes receivable	$92	$–	$–	$–	$–

Additions to property, plant and equipment using accounts payable and accrued liabilities	$–	$15,688	$3,443	$1,490	$18,003

Issuance of common and preferred stock warrants	$980	$202	$10,947	$629	$6,733

Modification of common stock warrants	$–	$–	$1,117	$–	$–

Deemed dividend on preferred stock	$–	$–	$10,452	$–	$–

The accompanying notes are an integral part of these consolidated financial statements

SOLYNDRA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    THE COMPANY AND BASIS OF PRESENTATION

Solyndra, Inc (the “Company”) was incorporated in the state of Delaware on May 10, 2005 under the name of Gronet Technologies, Inc. On January 26, 2006, Gronet Technologies, Inc. changed its name to Solyndra, Inc. The Company is engaged in the design, manufacture, and sale of photovoltaic systems featuring proprietary cylindrical modules. During 2008, the Company began selling its product to customers in North America and Europe. Prior to 2008, the Company was considered a development stage company.

The Company’s fiscal year is the 52- or 53-week period ending on the Saturday closest to December 31. The Company’s fiscal year 2006 ended on December 30, 2006 and consisted of 52 weeks. The Company’s fiscal year 2007 ended on December 29, 2007 and consisted of 52 weeks. The Company’s fiscal year 2008 ended on January 3, 2009 and consisted of 53 weeks.

At October 3, 2009, the Company had an accumulated deficit of $505.0 million and has incurred operating losses and negative cash flows since inception. The Company has a limited operating history and its prospects are subject to risks, expenses and uncertainties frequently encountered by companies in this stage of development. These risks include, but are not limited to, the Company’s ability to increase its manufacturing capacity by completing the Company’s first manufacturing facility (“Fab 1”), by developing additional manufacturing facilities, including the Company’s second manufacturing facility (“Fab 2”), and by increasing its production, throughput and yield; the fact that the Company’s business is based on a new technology; the fact that the Company has incurred significant net losses since inception; the Company’s need to raise significant additional capital; the Company’s substantial indebtedness; the fact that the Company will need to meet certain funding conditions in order to draw funds under the $535 million loan guaranteed by the U.S. Department of Energy (the “DOE”); the significant risks associated with the planning, construction and completion of Fab 2; a drop in the retail price of electricity derived from the utility grid or from alternative energy sources; and the reduction or elimination of government subsidies and economic incentives for on-grid solar electricity applications. The Company’s operating results may be materially affected by the foregoing factors.

Since inception, the Company has funded its operations primarily through private placements of preferred stock, bridge loans, term loans and revolving credit facilities. Through October 3, 2009, the Company has raised an aggregate of approximately $970 million through equity financings, including $286 million from the issuance of Series F convertible preferred stock in the quarter ended October 3, 2009 (see Note 12).

On September 3, 2009, the Company and one of its subsidiaries, Solyndra Fab 2 LLC, entered into financing agreements with the Federal Financing Bank and the DOE that provide for a $535 million loan to Solyndra Fab 2 LLC that is guaranteed by the DOE (the “DOE guaranteed loan facility”). The estimated aggregate project costs of the first phase (“Phase I”) of Fab 2 are approximately $733 million, which includes a contingency reserve of approximately $65 million. Under the terms of the DOE guaranteed loan facility, Solyndra Fab 2 LLC may borrow 73% of the costs of the project as they are incurred up to the maximum loan amount of $535 million, with the remaining 27% of such costs to be funded from equity contributions that the Company is required to make to Solyndra Fab 2 LLC (See Note 7). Pursuant to the financing agreements for the DOE guaranteed loan facility, the Company was required to pre-fund its equity contribution obligation as a condition to the issuance of the guarantee in an amount equal to $198 million and the Company has satisfied this obligation through contributions of land, improvements and other capitalized development costs and the deposit of funds in a cash reserve account set aside to be utilized as project costs are incurred. The Company is also responsible for 100% of any costs incurred

SOLYNDRA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

in connection with the development and construction of Phase I in excess of the estimated aggregate Phase I project costs of $733 million. With respect to this cost overrun obligation, the Company is required to fund an additional cash reserve account of $30 million in six consecutive monthly payments of $5 million commencing December 2010.

The Company has also entered into a loan and security agreement with one of its investors, Argonaut Ventures I, L.L.C. (“Argonaut”) that provides for a $50.0 million revolving loan facility (see Note 8). Under the terms of the revolving loan facility, the Company may borrow repay, and re-borrow revolving loans until the maturity date in July 2011. The maturity date may be extended to July 2012, subject to the satisfaction of certain conditions. The revolving credit facility contains customary affirmative and negative covenants, as well as certain financial covenants that include, among other things, a requirement for the Company to meet certain minimum commercial shipment and production output targets. As of October 3, 2009, the Company was in compliance with these covenants. Failure to comply with these covenants could result in customary events of default that could include the Company no longer having access to the facility.

Management believes that its available cash and cash equivalents and restricted cash, combined with the DOE guaranteed loan facility and Argonaut revolving line of credit facility, will be sufficient to fund operations and capital expenditures for the next 12 months. However, given the history of losses and future capital commitments, the Company may be required to raise additional capital through equity or debt financing if the Company is not able to achieve and sustain positive cash flow from operations. Additionally, future capital requirements will depend on many factors, including the rate of revenue growth, the expansion of manufacturing capacity as well as sales and marketing activities, timing and extent of spending on research and development efforts and the continuing market acceptance of the Company’s product. Management believes that the Company will be successful in raising additional financing from its stockholders or from other sources of capital funding, expanding operations and gaining market share. Should forecasted revenues and customer orders not materialize as expected, management may reduce expenditures on production capacity and other operating expenditures until such forecasted revenues are realized. There can be no assurance that, in the event the Company requires additional financing, such financing will be available on terms which are favorable or at all. Failure to generate sufficient cash flows from operations, raise additional capital, reduce certain discretionary spending or to remain in compliance with the covenants contained in the DOE guaranteed loan facility or the Argonaut revolving credit facility, could have a material adverse effect on the Company’s ability to achieve its intended business objectives. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Unaudited Interim Financial Information

The interim consolidated balance sheet as of October 3, 2009, consolidated statements of operations and of cash flows for the nine months ended September 27, 2008 and October 3, 2009 and consolidated statements of redeemable convertible preferred stock and stockholders’ deficit for the nine months ended October 3, 2009 and related interim information contained in the notes to these consolidated financial statements are unaudited. In the opinion of management, such unaudited interim consolidated information has been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and includes all adjustments consisting of normal recurring adjustments necessary for a fair presentation of this interim information when read in conjunction with the audited consolidated financial statements and notes thereto. Results for the nine months ended

SOLYNDRA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

October 3, 2009 are not necessarily indicative of the results that may be expected for the year ending January 2, 2010.

Unaudited Pro Forma Information

If the offering as contemplated in this prospectus qualifies as a qualified initial public offering under the Company’s amended and restated certificate of incorporation, all of the outstanding shares of redeemable convertible preferred stock will convert into 226,527,933 shares of common stock based on the shares of redeemable convertible preferred stock outstanding at October 3, 2009. In addition, all of the outstanding warrants to purchase redeemable convertible preferred stock will convert into warrants to purchase common stock and the note receivable from a stockholder will be collected. Unaudited pro forma liabilities and stockholders’ equity, as adjusted for the assumed conversion of the redeemable convertible preferred stock, the reclassification of the redeemable convertible preferred stock warrants from liabilities to stockholders’ equity (deficit) and the collection of the note receivable from a stockholder, is set forth on the consolidated balance sheet.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the reporting period. Such estimates include the allowance for doubtful accounts receivable, inventory write-downs, useful lives of long-lived assets, asset write-downs, accrued warranty expense, valuation of deferred tax assets and uncertain tax positions, the measurement of stock-based compensation, and the valuation of the Company’s various equity instruments. Actual results could differ from those estimates.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents, restricted cash and accounts receivable. Substantially all the Company’s cash, cash equivalents and restricted cash are held by several financial institutions that management believes are of high credit quality. Such deposits may, at times, exceed federally insured limits. To date, the Company has not experienced any losses on deposits of cash, cash equivalents or restricted cash.

Accounts receivable are primarily derived from revenue earned from customers located in North America and Europe. The Company performs ongoing credit evaluations of its customers’ financial condition and, generally, requires no collateral from customers.

Revenue from Geckologic GmbH and Phoenix Solar AG represented 29% and 27%, respectively, of the total revenue for the fiscal year ended January 3, 2009. The Company had no revenue for the fiscal year ended December 30, 2006 or December 29, 2007. Revenue from Phoenix Solar AG and Solar Power Inc. represented 79% and 16%, respectively, of the total revenue for the nine months ended

SOLYNDRA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

September 27, 2008 (unaudited). Revenue from USE Umwelt Sonne Energie GmbH, Carlisle Syntec Incorporated, and Alwitra GmbH represented 19%, 17%, and 13%, respectively, of the total revenue for the nine months ended October 3, 2009 (unaudited).

Accounts receivable from Geckologic GmbH, SPG Solar Inc., Baden Solar GmbH & Co. KG, and Premier Power S.L. represented 38%, 18%, 17%, and 12%, respectively, of the total accounts receivable outstanding at January 3, 2009. Accounts receivable from USE Umwelt Sonne Energie GmbH, Carlisle Syntec Inc., Alwitra GmbH, and SunConnex B.V. represented 30%, 19%, 13%, and 11%, respectively, of the total accounts receivable outstanding at October 3, 2009 (unaudited).

Cash and Cash Equivalents

The Company considers all highly liquid investments, excluding restricted cash, purchased with an original maturity of three months or less to be cash equivalents.

Restricted Cash

Restricted cash consists of certificates of deposits held by financial institutions as collateral for outstanding letters of credit. Restricted cash as of December 29, 2007 also included $9.6 million held in an escrow account established in connection with a credit agreement (see Note 10). Restricted cash as of October 3, 2009 also included $160.0 million (unaudited) of cash deposited in a bank account in connection with the DOE guaranteed loan facility (see Note 7). Pursuant to the terms of the DOE guaranteed loan facility, use of cash held in this account is limited to construction costs of Phase I of Fab 2.

Allowance for Doubtful Accounts

The Company establishes provisions for losses on accounts receivable if it determines that it will not collect all or part of the outstanding balance. The Company regularly reviews accounts receivable for collectibility and establishes or adjusts the allowance as necessary using the specific identification method. The Company had an allowance for doubtful accounts of $0.7 million at October 3, 2009 (unaudited). There was no allowance for doubtful accounts at December 29, 2007 or January 3, 2009.

Inventories

The Company records inventories at the lower of cost or market. Raw materials are valued using standard cost, which approximates actual cost, and work-in-process and finished goods inventory are valued using the weighted-average cost method. These costs include direct material, direct labor and fixed and variable indirect manufacturing costs, including depreciation and amortization.

The Company regularly reviews the cost of inventory against its estimated market value and records a lower of cost or market write-down if any inventories have a cost in excess of estimated market value. Inventories have a long life cycle and obsolescence has not historically been a significant factor in the valuation.

SOLYNDRA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Cost includes the price paid to acquire or construct the assets, including interest capitalized during the construction period and any expenditure that substantially adds to the value of or substantially extends the useful life of an existing asset. Depreciation is computed using the straight-line method over the following estimated useful lives:

Furniture, fixtures, computer equipment and software	3 to 5 years
Machinery and equipment	5 to 10 years

Leasehold improvements are amortized on a straight-line basis over the shorter of the useful life or term of the lease. Maintenance and repairs are charged to expense as incurred. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the balance sheet and any resulting gain or loss is reflected in the consolidated statements of operations in the period realized.

Construction in Progress

Construction in progress includes direct and indirect expenditures for the construction of the Company’s manufacturing facilities and machinery and equipment and is stated at original cost. The Company has contracted out substantially all of the construction of the facilities to independent contractors under construction contracts. Construction in progress includes certain costs incurred under a construction contract including project management services, engineering and design development services and construction services. In addition, the Company has capitalized certain interest costs incurred during the construction phase. Once a manufacturing facility becomes operational, these capitalized costs are transferred to property, plant and equipment and are depreciated at the appropriate rate consistent with the estimated useful life of the underlying asset. The Company builds certain machinery and equipment used in its manufacturing process. Construction in progress includes the cost of materials and labor incurred to construct this machinery and equipment plus any related capitalized interest cost incurred during the construction phase. Once a piece of equipment is qualified for production service, capitalized costs are transferred to property, plant and equipment and are depreciated at the appropriate rate consistent with the useful life of the underlying asset.

Impairment of Long-Lived Assets

When events or changes in circumstances indicate the carrying amount of an asset may not be recoverable, the Company evaluates its long-lived assets for indicators of possible impairment by comparison of the carrying amounts to future net undiscounted cash flows expected to be generated by such assets. Should an impairment exist, the impairment loss would be measured based on the excess carrying value of the assets over their estimated fair value.

Deferred Rent

The Company records rent expense on a straight-line basis over the lease period. When a lease contains a pre-determined fixed escalation of the minimum rent, the Company records the difference between the straight-line expense and the amounts payable under the lease as deferred rent.

Revenue Recognition

The Company sells its systems directly to value-added resellers, including system integrators and roofing materials manufacturers, and to system owners, and recognizes revenue when persuasive

SOLYNDRA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

evidence of an arrangement exists, delivery of the product has occurred, title and risk of loss has passed to the customer, the sales price is fixed or determinable and collectability of the resulting receivable is reasonably assured. Other than standard warranty obligations, there are no rights of return or significant post-shipment obligations with respect to the Company’s products.

Shipping and Handling Costs

Shipping and handling costs are classified as a component of cost of revenue. Customer payments of shipping and handling costs are recorded as a component of revenue.

Product Warranties

The Company provides a limited warranty for defects in materials and workmanship under normal use and services conditions for five years following the date of installation of the photovoltaic systems. The Company also provides a warranty that panels installed in accordance with agreed-upon specifications will produce at least 90% of their initial nameplate panel power rating during the first 10 years following the date of installation and at least 80% of their initial nameplate panel power rating during the following 15 years. In resolving claims under both the defects and nameplate panel power rating warranties, the Company has the option of either repairing or replacing the covered module. The warranty is automatically transferred from the original purchaser of the Company’s photovoltaic systems to any subsequent purchaser. The Company accrues for warranty costs when revenue is recognized using amounts estimated based on historical experience with warranty claims, monitoring of field installation sites, in-house testing and the historical experience of comparable companies within the industry. To date, actual costs to provide warranty services have been immaterial. However, given the limited commercial shipment history of systems, the Company has accrued its warranty provision primarily based on the experience of comparable companies within the same industry and in-house testing. Although the Company believes that its estimates are adequate and that the judgment it applies is appropriate, its actual warranty costs could differ materially from its estimates. If the Company experiences an increase in warranty claims above its estimates or its costs to provide warranty services increase, the Company would be required to increase its warranty accrual, and its cost of revenue would increase.

Derivative Financial Instruments

The Company uses forward contracts to protect against the foreign currency exchange rate risk inherent in its equipment purchases denominated in currencies other than the United States dollar (primarily the Euro). Most contracts mature within three months. These derivative instruments are not designated as accounting hedges. There were no forward contracts outstanding at January 3, 2009 or October 3, 2009 (unaudited). The notional amount of contracts outstanding at December 29, 2007 amounted to Euro 4.7 million. The Company recognizes changes in the fair values of the derivative financial instruments in the consolidated statement of operations in the period of change. Other income (expense), net included net foreign currency exchange gains of approximately $0.7 million for the fiscal year ended December 29, 2007. Other income (expense), net included net foreign currency exchange gains of approximately $0.5 million (unaudited) for the nine months ended September 27, 2008. The Company does not use derivative financial instruments for speculative or trading purposes.

The Company has used interest rate swap agreements to mitigate its exposure to interest rate fluctuations associated with a credit facility. The Company does not use interest rate swap agreements for speculative or trading purposes. The interest rate swaps effectively converted to fixed rates the floating variable rate on certain draw-downs taken under the credit facility provided by HSH Nordbank AG (see Note 10). The interest rate swaps were not designated as accounting hedges. The total notional value of

SOLYNDRA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the interest rate swaps were $73.4 million at December 29, 2007. There were no interest rate swaps outstanding at January 3, 2009 or October 3, 2009 (unaudited).

The Company recognized changes in the fair values of the interest rate swaps in interest expense in the period of change. Interest expense included charges of approximately $3.5 million and approximately $0.6 million for the fiscal years ended December 29, 2007 and January 3, 2009, respectively, related to these interest rate swaps. Interest expense included a charge of approximately $0.6 million (unaudited) for the nine months ended September 27, 2008, related to these interest rate swaps.

Research and Development

Research and development costs are charged to operations as incurred. Research and development costs include, but are not limited to, payroll and personnel expenses, laboratory supplies, materials consumed during pilot manufacturing runs, consulting costs, and allocated overhead, including rent, equipment depreciation, and utilities.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires, among other things, that deferred income taxes be provided for temporary differences between the tax basis of the Company’s assets and liabilities and the amounts reported in the financial statements. In addition, deferred tax assets are recorded for the future benefit of utilizing net operating losses and research and development credit carry-forwards. A valuation allowance is provided against deferred tax assets unless it is more likely than not that they will be realized. Due to its history of operating losses, the Company has recorded a full valuation allowance against its deferred tax assets.

In July 2006, the Financial Accounting Standards Board (“FASB”) issued authoritative guidance on accounting for uncertainty in income taxes, which requires that realization of an uncertain income tax position must be more likely than not (i.e., greater than 50% likelihood of receiving a benefit) before it can be recognized in the financial statements. The guidance further prescribes the benefit to be realized assuming a review by tax authorities having all relevant information and applying current conventions. The interpretation also clarifies the financial statement classification of tax-related penalties and interest and sets forth new disclosures regarding unrecognized tax benefits. The Company adopted the guidance on December 31, 2006 and the provisions of the guidance have been applied to all income tax positions commencing from that date. The cumulative effect of the adoption of this guidance did not result in a material adjustment to the Company’s tax liability for unrecognized income tax benefits. See Note 6 of these Notes to the Consolidated Financial Statements for additional information.

Fair Value of Financial Instruments

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The carrying values of cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities approximate their respective fair values due to their short-term maturities. Management believes that the Company’s debt obligations bear interest at rates which approximate prevailing market rates for instruments with similar characteristics and, accordingly, the carrying values for these instruments approximate fair value.

SOLYNDRA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Foreign Currency Translation

The Company’s reporting currency is the U.S. dollar. For consolidation purposes, assets and liabilities of the Company’s subsidiaries with functional currency that are not the U.S. dollar are translated into U.S. dollars using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the period. The gains and losses resulting from translation of financial statements of foreign subsidiaries are recorded as a separate component of accumulated other comprehensive income (loss).

Comprehensive Loss

Comprehensive loss is defined as the change in equity of a company during a period from transactions and other events and circumstances excluding transactions resulting from investments and distributions to owners. The Company’s comprehensive loss consisted of the following:

	Years ended			Nine months ended
	December 30, 2006	December 29, 2007	January 3, 2009	September 27, 2008	October 3, 2009
				(unaudited)
	(in thousands)
Net loss	$(27,172)	$(114,128)	$(232,065)	$(179,848)	$(119,761)
Cumulative translation adjustments	–	–	7	–	(8)
Unrealized gain on short-term investments	4	–	–	–	–

Comprehensive loss	$(27,168)	$(114,128)	$(232,058)	$(179,848)	$(119,769)

Stock-Based Compensation

On January 1, 2006, the Company adopted the new authoritative accounting guidance for stock-based compensation using the modified prospective transition method and, accordingly, prior periods have not been restated to reflect the impact of the new accounting guidance. Under this method, the Company’s stock-based compensation costs recognized during the fiscal years after the adoption consisted of compensation costs for all stock-based payment awards granted subsequent to January 1, 2006 and of compensation costs related to stock-based payment awards that were unvested on January 1, 2006. The Company adopted the straight-line method of allocating employee compensation cost over the requisite service period of the related award. As stock-based compensation expense recognized in the consolidated statements of operations is based on options ultimately expected to vest, it has been reduced by the amount of estimated forfeitures. Forfeitures are estimated at the time of grant and revised if necessary in subsequent periods if actual forfeitures differ from estimates.

The Company uses the Black-Scholes option pricing model to determine the fair value of each option grant. Determining the fair value of stock-based awards at the grant date requires the input of various assumptions, including fair value of the underlying ordinary share, expected future share price volatility, expected term, risk-free interest rate and dividend rate.

The Company recognizes non-employee stock-based compensation expenses based on the estimated fair value of the equity instrument determined by the Black-Scholes option pricing model, using the straight-line vesting attribution method. The fair value of the non-employee awards is remeasured at each reporting period until services required under the arrangement have been completed, which is the vesting date.

SOLYNDRA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The accounting guidance for stock-based compensation prohibits the recognition of a deferred tax asset for an excess tax benefit that has not yet been realized. In addition, the Company has elected to account for the indirect benefits of stock-based compensation on the U.S. federal and California state research tax credits through the consolidated statements of operations rather than through paid-in capital.

Net Loss Per Share

The Company applies the two-class method for calculating and presenting net loss per share. Under the two-class method, net loss is allocated between shares of common stock and other participating securities based on their participating rights. Participating securities are defined as securities that participate in dividends with common stock according to a pre-determined formula or a contractual obligation to share in the losses of the entity. Basic net loss per share is calculated by dividing net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding for the period. Diluted net loss per share is calculated by dividing net loss attributable to common stockholders and income allocable to participating securities to the extent they are dilutive, by the weighted-average number of shares of common stock and potential dilutive common stock equivalents outstanding during the period if the effect is dilutive. The Company’s potential dilutive common stock equivalents consist of incremental shares of common stock issuable upon the exercise of options and warrants to purchase shares of common stock and incremental shares of common stock issuable upon conversion of its redeemable convertible preferred shares and related warrants.

Effective January 4, 2009, the Company adopted the new accounting guidance for determining whether instruments granted in stock-based payment transactions are participating securities. The guidance clarified that stock-based payment awards that have not yet vested meet the definition of a participating security provided the right to receive the dividend is non-forfeitable and non-contingent or there is a contractual obligation to share in the losses of the entity. These participating securities should be included in the computation of basic net loss per share under the two-class method.

Recent Accounting Pronouncements

In July 2006, the FASB revised authoritative guidance and clarified the accounting for uncertainty in tax positions. The guidance requires that the Company recognize in its financial statements the impact of a tax position if that position is more likely than not of being sustained on audit, based on the technical merits of the position. This revised accounting guidance must be applied to all existing tax positions upon initial adoption. The Company adopted the revised guidance on December 30, 2006. See Note 6 of the Notes to the Consolidated Financial Statements for the impact of adopting this guidance.

In September 2006, the FASB, issued new authoritative guidance relating to fair value measurement. The guidance defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. This guidance was effective for financial statements issued for fiscal years beginning after November 15, 2007. In February 2008, the FASB delayed the effective date of guidance for all non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008. In October 2008, the FASB clarified the application of the new authoritative guidance in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. The adoption of fair value guidance for financial assets and liabilities had no impact on the Company’s consolidated financial position, results of operations or cash flows. See Note 16 to the Notes to Consolidated Financial Statements for more information on fair value measurements.

SOLYNDRA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In February 2007, the FASB issued revised guidance on the fair value option for financial assets and financial liabilities which permits entities to choose to measure many financial assets and financial liabilities at fair value and to report unrealized gains and losses on those assets and liabilities in earnings. This guidance is effective for fiscal years beginning after November 15, 2007. The Company adopted this guidance on December 30, 2007. The adoption of this authoritative guidance did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In December 2007, the FASB revised authoritative guidance to establish accounting and reporting standards for the noncontrolling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary. This guidance clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. The guidance was effective for the Company’s fiscal year beginning December 30, 2008. The adoption of this statement did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In June 2008, the FASB issued guidance related to determining whether an instrument (or embedded feature) is indexed to an entity’s own stock. The guidance provides that an entity should use a two step approach to evaluate whether an equity-linked financial instrument (or embedded feature) is indexed to its own stock, including evaluating the instrument’s contingent exercise and settlement provisions, and is effective for fiscal years beginning after December 15, 2008. The Company adopted this guidance on January 4, 2009 and recorded a cumulative adjustment for the effect of a change in accounting principle related to its outstanding Series E warrants (see Note 12).

In December 2008, the FASB issued guidance that increases the disclosure requirements regarding continuing involvement with financial assets that have been transferred, as well as the Company’s involvement with variable interest entities. The guidance is effective for financial statements issued for interim periods ending after December 15, 2008. The Company adopted the guidance during fiscal 2009 (see Note 7).

In May 2009, the FASB issued new accounting guidance relating to subsequent events, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Although there is new terminology, the standard is based on the same principles as those that currently exist in the auditing standards. This accounting guidance is effective for interim or annual periods ending after June 15, 2009. The Company adopted this guidance during fiscal 2009. The adoption of this guidance did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In June 2009, the FASB revised the authoritative guidance for variable interest entities, which changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity’s purpose and design and the reporting entity’s ability to direct the activities of the other entity that most significantly impact the other entity’s economic performance. The new accounting guidance will require a reporting entity to provide additional disclosures about its involvement with variable interest entities and any significant changes in risk exposure due to that involvement. A reporting entity will be required to disclose how its involvement with a variable interest entity affects the reporting entity’s financial statements. The new accounting guidance is effective for fiscal years beginning after November 15, 2009, and interim periods within those fiscal years. The adoption of this accounting requires the Company to provide disclosures on the assets and liabilities of variable interest entities.

SOLYNDRA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In September 2009, the FASB reached final consensus on new revenue recognition guidance regarding revenue arrangements with multiple deliverables. The new accounting guidance addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting, and how the arrangement consideration should be allocated among the separate units of accounting. The new accounting guidance is effective for fiscal years beginning after June 15, 2010 and may be applied retrospectively or prospectively for new or materially modified arrangements. In addition, early adoption is permitted. The Company is currently evaluating the potential impact of the new accounting guidance on its consolidated financial position, results of operations, cash flows and disclosures.

3.    BALANCE SHEET COMPONENTS

Inventories

The Company held no inventory as of December 29, 2007. Inventories consisted of the following for the dates presented:

	January 3, 2009	October 3, 2009
		(unaudited)
	(in thousands)
Raw materials	$1,950	$9,333
Work-in-process	440	1,024
Finished goods	642	711

Total inventories	$3,032	$11,068

Property, Plant and Equipment, Net

Property, plant and equipment, net consisted of the following for the dates presented:

	December 29, 2007	January 3, 2009	October 3, 2009
			(unaudited)
	(in thousands)
Land	$–	$–	$32,985
Furniture, fixtures, computer equipment and software	5,439	9,792	10,053
Machinery and equipment	22,847	125,680	193,535
Leasehold improvements	36,246	60,083	63,842
Construction in progress	47,756	29,843	46,790

	112,288	225,398	347,205
Less: Accumulated depreciation and amortization	(4,300)	(21,058)	(43,703)

	$107,988	$204,340	$303,502

Depreciation and amortization expense for the years ended December 30, 2006, December 29, 2007, and January 3, 2009 was $0.5 million, $5.3 million and $17.0 million, respectively, and was $10.8 million (unaudited) and $23.2 million (unaudited) for the nine months ended September 27, 2008 and October 3, 2009, respectively.

Leasehold improvements as of December 29, 2007, January 3, 2009 and October 3, 2009 primarily consisted of improvements made to the Company’s manufacturing facilities located in Fremont and Milpitas, California.

SOLYNDRA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During the fiscal year ended December 30, 2006, the Company did not capitalize any interest. During the fiscal year ended December 29, 2007 and January 3, 2009, and the nine months ended September 27, 2008, the Company incurred and capitalized $2.0 million, $1.2 million and $1.2 million (unaudited), respectively, of interest cost related to construction in progress. During the nine months ended October 3, 2009, interest related to outstanding indebtedness was insignificant (unaudited).

During the fiscal year ended January 3, 2009 and the nine months ended October 3, 2009, the Company recorded approximately $31.6 million and $0.9 million (unaudited), respectively, of impairment charges related to pre-production tools that were abandoned prior to the end of their previously estimated useful lives.

Accrued and Other Liabilities

Accrued and other liabilities consisted of the following for the dates presented:

	December 29, 2007	January 3, 2009	October 3, 2009
			(unaudited)
	(in thousands)
Accrued payroll and related expenses	$899	$4,248	$1,536
Accrued vacation	1,071	2,202	3,218
Sales and use tax	3,021	4,321	3,876
Accrued equipment purchases	6,212	6,969	6,365
Accrued manufacturing and related costs	3,071	7,283	9,135
Other accrued liabilities	10,499	5,467	16,137

Total	$24,773	$30,490	$40,267

There were no warranty reserves at December 29, 2007, as the Company had not commenced sales. The following table summarizes product warranty activity for the fiscal year ended January 3, 2009 and the nine months ended October 3, 2009:

	January 3, 2009	October 3, 2009
		(unaudited)
	(in thousands)
Product warranty liability, beginning of period	$–	$49
Accruals for warranties during the period	49	$944
Settlements made during the period	–	–

Product warranty liability, end of period	$49	$993

4.    RELATED PARTY TRANSACTIONS

In connection with stock option exercises in 2006, the Company received promissory notes from certain officers of the Company. The notes outstanding at December 29, 2007, January 3, 2009, and October 3, 2009 totaled $90,000, $60,000, and $60,000 (unaudited) respectively. The notes are collateralized by the corresponding shares of common stock, bear interest at a rate ranging from 5.01% to 7.0% per annum and have terms ranging from 2 to 4 years. The notes are presented within stockholders’ deficit on the balance sheets. As of October 3, 2009, one note for $60,000 remained outstanding.

SOLYNDRA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In April 2007, the Company entered into a credit agreement with one of its investors, HSH Nordbank AG, under which the Company could draw up to $93.5 million to fund costs of construction and machinery and equipment for Fab 1 in Fremont, California (See Note 10).

In July and September 2008, the Company sold approximately $0.5 million of product to Solar Power, Inc. (“SPI”). The Chief Executive Officer of SPI owns preferred stock in the Company. As of January 3, 2009, the accounts receivable balance related to these sales was collected in full. In May 2009, the Company sold approximately $1.8 million of product to SPI. As of October 3, 2009, the accounts receivables balance related to this sale was collected in full.

In July 2009, the Company entered into a loan and security agreement with one of its investors, Argonaut Ventures I, L.L.C. that provides for a $50.0 million revolving loan facility (see Note 8).

5.    COMMITMENTS AND CONTINGENCIES

Future minimum lease payments under non-cancellable operating leases as of January 3, 2009, are as follows:

Year ended	Operating Leases
(in thousands)
2009	$4,235
2010	4,519
2011	4,734
2012	5,702
2013	5,676
Thereafter	14,382

Total minimum lease payments	$39,248

Rent expense for the years ended December 30, 2006, December 29, 2007 and January 3, 2009 was $0.2 million, $3.5 million and $5.3 million, respectively, and $3.8 million (unaudited) and $4.8 million (unaudited) for the nine months ended September 27, 2008 and October 3, 2009, respectively.

The Company leases its facilities under non-cancellable operating lease agreements that expire at various dates through fiscal 2022. Included in the future minimum lease payments are $29.7 million of minimum lease payments for the 10-year corporate headquarters lease that began in February 2007 (the “Headquarters Lease”). The Headquarters Lease required the Company to increase the amount of a letter of credit supporting the lease from an initial amount of $0.5 million to $2.0 million on or before January 31, 2009, and to further increase the amount of the letter of credit to $4.7 million on or before September 30, 2010. The amount under the letter of credit is subject to reduction if the Company becomes a publicly-traded company and maintains a certain market capitalization as defined in the lease agreement. In March 2009, the Company signed an amendment to extend the Headquarters Lease period by five years in exchange for the lessor waiving the requirement for the Company to increase the amount of the existing letter of credit to $2.0 million by January 31, 2009. The amended Headquarters Lease expires September 30, 2021. Over the five-year extension period, the Company is obligated to pay minimum lease payments of $25.5 million (unaudited). No other terms of the Headquarters Lease were amended.

On April 25, 2008, the Company signed a seven-year operating lease agreement for property located in Milpitas, California. Under the lease agreement, the Company is obligated to pay minimum

SOLYNDRA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

lease payments of $8.6 million in aggregate over the lease term. Payments made during the fiscal year ended January 3, 2009 totaled $0.4 million.

In connection with the facility lease agreements entered into during the years ended December 29, 2007 and January 3, 2009, the Company obtained letters of credit from banks in the aggregate amount of $0.9 million and $0.4 million, respectively, as required by the lease agreements. If the Company defaults under the terms of the lease, the lessor will be entitled to draw upon the applicable letter of credit in the amount necessary to cure the default. The amounts covered by the letters of credit are collateralized by certificates of deposit, which are included in restricted cash at December 29, 2007 and January 3, 2009.

As of January 3, 2009 and October 3, 2009, the Company had non-cancelable purchase commitments for materials, machinery and equipment for $33.7 million and $143.5 million (unaudited), respectively, in aggregate. In addition, the Company has made certain other commitments relating to Phase I of Fab 2 (See Note 7).

In August 2008, the Company obtained a letter of credit from a bank in the aggregate amount of $2.5 million to secure inventory purchases from a vendor. The amount covered by the letter of credit is collateralized by a certificate of deposit, which is included in restricted cash at January 3, 2009.

The Company is a party to a variety of agreements pursuant to which it may be obligated to indemnify the other party with respect to certain matters. Typically, these obligations arise in the context of contracts entered into by the Company, under which the Company customarily agrees to defend and hold the other party harmless against third party claims arising from a breach of representations and covenants related to such matters as personal injury, property damage and certain intellectual property rights. Generally, payment by the Company is conditioned on the other party making a claim pursuant to the procedures specified in the particular contract, which procedures typically allow the Company to challenge the other party’s claims. It is not possible to predict the maximum potential amount of future payments under these or similar agreements due to the conditional nature of the Company’s obligations and the unique facts and circumstances involved in each particular agreement. To date, the Company has not made any payments with respect to any indemnity obligations.

The Company is subject to claims which are normal in the course of its operations. While the results of such matters cannot be predicted with certainty, the Company believes that the final outcome of such matters will not have a material adverse impact on its consolidated financial position or results of operations. However, because of the nature and inherent uncertainties of these claims, should the outcome of these claims be unfavorable, the Company’s business, financial condition, results of operations and cash flows could be materially and adversely affected.

6.    INCOME TAXES

For all periods presented, substantially all of the Company’s loss before income taxes relates to the United States and non-U.S. loss before income taxes was immaterial.

SOLYNDRA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Income tax expense differed from the amounts computed by applying the U.S. federal income tax rate of 35% to pretax income as a result of the following:

	Years ended
	December 30, 2006	December 29, 2007	January 3, 2009
U.S federal tax at statutory rate	35.0%	35.0%	35.0%
U.S. state taxes	5.4%	5.7%	5.6%
U.S. federal research and development credits, net	2.3%	2.8%	1.3%
Stock compensation and other	(2.0)%	(0.1)%	(0.7)%
Valuation allowance	(40.7)%	(43.4)%	(41.2)%

Total income tax expense	0.0%	0.0%	0.0%

The components of net deferred tax assets are as follows:

	December 29, 2007	January 3, 2009
	(in thousands)
Deferred tax assets
Net operating loss carryforwards	$43,230	$111,392
Capitalized startup and organization cost	12,478	16,530
Tax credit carryforwards	3,570	6,588
Impairment charges	–	11,631
Accruals and reserves	2,876	9,695
Other	(1,352)	2,253

Total deferred tax assets	60,802	158,089
Less: Valuation allowance	(60,802)	(158,089)

Net deferred tax assets	$–	$–

The Company has established a full valuation allowance against its deferred tax assets due to the Company’s recurring losses and resulting uncertainty surrounding the realization of such assets. The valuation allowance increased by $11.2 million, $51.0 million and $97.3 million for the fiscal years ended December 30, 2006, December 29, 2007 and January 3, 2009, respectively.

The Company had net operating loss carryforwards of approximately $273.4 million and $274.3 million for federal and state income tax purposes, respectively, at January 3, 2009. If not utilized, these federal and state net operating loss carryforwards will begin to expire in the years 2025 and 2015, respectively. As of January 3, 2009, the Company also had research and development tax credit carryforwards of approximately $3.9 million and $4.1 million for federal and state income tax purposes, respectively. If not utilized, the federal research and development tax credit carryforwards will expire in various amounts beginning in 2025, and the state research and development tax credits can be carried forward indefinitely. The Tax Reform Act of 1986 limits the use of net operating loss carryforwards in certain situations where changes occur in the stock ownership of a company. In the event the Company has undergone or undergoes a change in ownership, utilization of the carryforwards could be limited.

Effective December 31, 2006, the Company adopted the provisions of the FASB’s guidance on accounting for uncertainty in income taxes. The guidance provides a comprehensive model for the

SOLYNDRA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

recognition, measurement and disclosure in financial statements of uncertain income tax positions that a company has taken or expects to take on a tax return. Under these provisions, a company can recognize the benefit of an income tax position only if it is more likely than not (greater than 50%) that the tax position will be sustained upon tax examination, based solely on the technical merits of the tax position. Otherwise, no benefit can be recognized. The tax benefits recognized are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. Additionally, companies are required to accrue interest and related penalties, if applicable, on all tax exposures for which reserves have been established consistent with jurisdictional tax laws. The cumulative effect of adopting the guidance is recorded as an adjustment to the opening balance of accumulated deficit on the date of adoption. As a result of the implementation of this guidance, the Company recognized no change in the liability for unrecognized tax benefits related to tax positions taken in prior periods, and no corresponding change in the accumulated deficit. Additionally, the Company made no reclassifications between current taxes payable and long-term taxes payable upon adoption of these provisions.

At the adoption date of December 31, 2006, the Company had approximately $1.3 million of unrecognized tax benefits, all of which would affect the Company’s income tax expense if recognized, before consideration of the Company’s valuation allowance. As of January 3, 2009, the Company had $8.7 million of unrecognized tax benefits, all of which would affect the Company’s income tax expense if recognized, before consideration of the Company’s valuation allowance.

The Company files annual income tax returns in the United States federal jurisdiction and various U.S. state and local jurisdictions, and one foreign jurisdiction. The Company remains subject to tax authority review for all jurisdictions for all years.

The following table sets forth a reconciliation of the beginning and ending amount of unrecognized tax benefits:

	December 29, 2007	January 3, 2009
	(in thousands)
Beginning balance	$1,330	$4,817
Additions based on tax positions related to the current year	3,487	3,853
Increase of tax positions of prior year	–	–
Settlements	–	–

Ending balance	$4,817	$8,670

The Company recognizes interest and penalties related to uncertain tax positions in the provision for income taxes. During the fiscal year ended January 3, 2009 and the nine months ended October 3, 2009 (unaudited), the Company recognized no penalties and interest.

The Company believes that an adequate provision has been made for any adjustments that may result from tax examinations. However, the outcome of tax audits cannot be predicted with certainty. If any issues addressed in the Company’s tax audits are resolved in a manner not consistent with management’s expectations, the Company could be required to adjust its provision for income tax in the period such resolution occurs. Although timing of the resolution and/or closure of audits is highly uncertain, the Company does not believe it is reasonably possible that its unrecognized tax benefits would materially change in the next 12 months.

SOLYNDRA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7.    FAB 2 CONSTRUCTION FINANCING (UNAUDITED)

On September 3, 2009, the Company and one of its subsidiaries, Solyndra Fab 2 LLC, entered into financing agreements with the Federal Financing Bank and the DOE that provide for a $535 million DOE guaranteed loan facility. The estimated aggregate project costs of Phase I are approximately $733 million, which includes a contingency reserve of approximately $65 million. Under the terms of the DOE guaranteed loan facility, Solyndra Fab 2 LLC may borrow 73% of the costs of the project as they are incurred up to the maximum loan amount of $535 million, with the remaining 27% of such costs to be funded from equity contributions that the Company was required to make to Solyndra Fab 2 LLC. The Company was required to pre-fund its equity contribution obligation as a condition to the issuance of the guarantee in an amount equal to $198 million and the Company has satisfied this obligation through contributions of land, improvements and other capitalized development costs and the deposit of funds in a cash reserve account set aside to be utilized as project costs are incurred. The Company is also responsible for 100% of any costs incurred in connection with the development and construction of Phase I in excess of the estimated aggregate Phase I project costs of $733 million. With respect to this cost overrun obligation, the Company is required to fund an additional cash reserve account of $30 million in six consecutive monthly payments of $5 million commencing December 2010.

The amounts under the DOE guaranteed loan facility are available to be drawn through May 15, 2012. The maturity date of the loans is August 15, 2016. Principal payments on the outstanding loans will be made in equal quarterly installments beginning on May 15, 2012 and continue each quarter thereafter until the loans are paid in full on the maturity date. Interest shall accrue and be payable on a quarterly basis commencing with the first fiscal quarter following the date of disbursement of each loan. The interest rate applicable to each loan shall be determined by the Federal Financing Bank at the time of disbursement by reference to the applicable “Constant Maturity Treasury” curve in accordance with Section 6(b) of the Federal Financing Bank Act of 1973, plus a spread of 37.5 basis points. As of October 3, 2009, the Company has made one draw of $21.4 million which accrues interest at a rate of 2.838% per annum.

As of October 3, 2009, future payments of principal and interest for borrowings under the DOE guaranteed loan facility are as follows (unaudited):

(in thousands)
Year ended
2009	$91
2010	605
2011	607
2012	4,146
2013	5,206
Thereafter	13,624

24,279
Less amount representing interest	(2,899)

$21,380

In exchange for entering into the DOE guaranteed loan facility, the Company incurred an upfront application and facility fee and other related debt issuance costs totaling $9.7 million. These costs are reflected in other assets and are being amortized to interest expense on a straight-line basis over the term of the facility.

SOLYNDRA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Solyndra Fab 2 LLC, on a standalone basis, is required to maintain a debt service reserve account in an amount equal to six months of scheduled payments of principal, accrued interest and fees. If prior to the completion of the development and construction of Phase I of Fab 2, the ratio of the Company’s indebtedness to tangible net worth is greater than 0.50 to 1.0, or if after the completion of the development and construction of Phase I, the Company’s tangible net worth is less than $175 million, then, in either case, Solyndra Fab 2 LLC will be required to increase the amount of the debt service reserve from six months to nine months of scheduled payments of principal, accrued interest and fees. These increased debt service reserves are required to be maintained until such time as four consecutive fiscal quarters have passed in which the applicable condition that triggered the increased debt service reserve has not occurred.

The DOE guaranteed loan facility is secured by a first priority security interest in all property and assets of Solyndra Fab 2 LLC, including all personal property and all real property. In addition, the Company has granted a first priority security interest in all of its equity interests in Solyndra Fab 2 LLC and in a funding account that contains Solyndra’s required equity contribution to cover the balance of the cost of the development and construction of Phase I and that will contain the Company’s required $30 million reserve for cost overruns.

The DOE guaranteed loan facility contains customary affirmative and negative covenants, including covenants that limit or restrict Solyndra Fab 2 LLC’s ability to, among other things, incur indebtedness, grant liens, make investments, incur capital expenditures, merge or consolidate, transfer or dispose of assets, change the nature of its business, pay dividends or distributions, or repurchase stock. Solyndra Fab 2 LLC is permitted to make dividends and distributions to the Company only after meeting certain conditions, including among others, meeting certain debt service coverage ratios or maintaining certain excess cash balances after giving effect to certain loan prepayments in conjunction with such dividends and distributions. Solyndra Fab 2 LLC is also required to maintain a minimum debt service coverage ratio. As of October 3, 2009, the Company was in compliance with the financial covenants.

The DOE guaranteed loan facility is also subject to customary events of default, including non-payment defaults, inaccuracy of representations and warranties, covenant defaults, material defaults or termination of any intercompany project agreement, breaches of the Company’s obligation to meet funding commitments with respect to the development and construction of Phase I of Fab 2, cross-default to material indebtedness, judgment defaults, bankruptcy and insolvency defaults, change of control defaults, defaults related to the suspension of construction or operation of Phase I of Fab 2, defaults related to the failure to timely complete construction of Phase I of Fab 2. The financing agreements also provide that it is an event of default if the Company experiences a change of control without obtaining the consent of the DOE, which will be deemed to occur if any person or group, other than stockholders that held its stock prior to the completion of this offering, acquires stock of the Company that represents more than 50% of the outstanding voting power. The occurrence of an event of default could result in the triggering of default interest rates, the acceleration of the outstanding loans and the exercise of remedies by the Federal Financing Bank and the DOE.

The Company has adopted authoritative guidance discussing the consolidation of variable interest entities (“VIE”). The guidance requires a company to consolidate in its financial statements the assets, liabilities and activities of a VIE. The guidance also defines a VIE as an entity that does not have sufficient equity to finance its activities and entities whose activities are pre-determined at inception. The Company has determined that its investment in Solyndra Fab 2 LLC meets the definition of a VIE and that the Company is exposed to the majority of the risks and rewards of the entity and has consolidated the entity as the primary beneficiary.

SOLYNDRA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8.    REVOLVING LINE OF CREDIT (UNAUDITED)

In July 2009, the Company entered into a loan and security agreement with one of its investors, Argonaut, that provides for a $50.0 million revolving loan facility. Under the terms of the revolving loan facility, the Company may borrow, repay and re-borrow revolving loans until the maturity date in July 2011. The maturity date may be extended to July 2012, subject to the satisfaction of certain conditions including payment of a $1 million extension fee. As of October 3, 2009, the Company did not have any outstanding borrowings under the revolving loan facility.

The revolving loans accrue interest at a rate per annum equal to 10.0%, provided that if the maturity date is extended beyond July 2011, then the interest rate increases to 15.0% per annum. Accrued interest on the revolving loans shall be paid on the last day of each calendar quarter. The revolving loans are subject to mandatory prepayment in the event of an initial public offering of the Company’s common stock or a change of control of the Company and amounts under the facility may not be re-borrowed after any such mandatory prepayment event. In addition, upon the issuance of any of the Company’s equity securities, except for certain issuances as defined in the agreement, the revolving loan commitment will be reduced in an amount equal to the amount of proceeds received from the sale of the Company’s equity securities and a mandatory prepayment of revolving loans will be required to the extent that the outstanding revolving loans exceed the reduced revolving loan commitment.

The revolving loan facility is secured by substantially all of the Company’s assets, excluding the Company’s intellectual property and the Company’s equity interests in Solyndra Fab 2 LLC and Solyndra Operator LLC, both of which are wholly owned subsidiaries of the Company. The revolving loan facility contains customary affirmative and negative covenants, including covenants that limit or restrict the Company’s ability to, among other things, transfer or dispose of assets, change the nature of the Company’s business, merge or consolidate, acquire all or substantially all of the assets of any other entity, incur indebtedness, grant liens, pay dividends or distributions, repurchase stock, or make investments. The revolving loan facility also contains certain financial covenants that require the Company to meet certain minimum commercial shipment and production output targets. As of October 3, 2009, the Company was in compliance with the financial covenants.

The revolving loan facility contains customary events of default, including non-payment defaults, covenant defaults, a material adverse effect default, attachment and levy of material assets defaults, insolvency and bankruptcy defaults, cross-default to material indebtedness, judgment defaults, cross-default to the financing arrangements with the Federal Financing Bank and the DOE, and inaccuracy of representations and warranties. The occurrence of an event of default could result in the triggering of default interest rates, the acceleration of the outstanding revolving loans and the exercise of remedies by Argonaut.

In conjunction with the revolving loan facility, the Company issued a warrant to Argonaut to purchase 6,306,284 shares of common stock of the Company with an exercise price of $3.9643 per share. The fair value of this warrant was estimated to be $2.8 million at the date of issuance based on the Black-Scholes option pricing model using a risk-free interest rate of 2.5%, volatility of approximately 65.0%, contractual life of 5 years, and zero dividend rate. The fair value of the warrant was recorded as deferred financing costs in other assets and is being amortized as interest expense over the commitment period on a straight line basis. During the nine months ended October 3, 2009, $0.3 million of amortization expense was recorded. The warrant was outstanding at October 3, 2009.

9.    NOTES PAYABLE

In May 2006, the Company entered into a term loan agreement, which provided for a credit facility of up to $12.5 million for general corporate purposes and purchases of eligible equipment. The interest

SOLYNDRA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

rate for each loan advance under the agreement was determined by taking the prime rate as of the date of the loan advance plus two hundred fifty basis points. The loan was collateralized by all of the Company’s assets. In April 2007, the Company repaid all outstanding principle and interest under the term loan agreement using, in part, the proceeds from another credit facility (see Note 10). The available borrowings under the term loan agreement expired on June 30, 2007.

In conjunction with the term loan agreement, the Company issued a warrant to the lender to purchase 437,500 shares of the Series A-1 preferred stock with an exercise price of $1.00 per share and a warrant to purchase 279,911 shares of the Series A-2 preferred stock with an exercise price of $1.563 per share. All of the warrants are exercisable and expire on May 15, 2016.

The Company allocated a portion of the proceeds from the term loan agreement to the warrants based on the fair value of the warrants at the date of issuance. The fair value of $1.0 million for the warrants was recorded as additional interest expense over the term of the borrowings using the effective interest method. During the fiscal year ended December 29, 2007, the Company recorded $0.8 million as interest expense and amortization of discount on the notes payable. The fair value of the warrants was estimated using the Black-Scholes option pricing model with the following assumptions: zero dividend rate, expected volatility of 83.5%, risk free rate of 4.48% and the contractual life of ten years. As of January 3, 2009, none of these warrants had been exercised.

The freestanding warrants are subject to re-measurement at each balance sheet date with any change in fair value recognized as a component of other income or expense. During the years ended December 30, 2006, December 29, 2007, and January 3, 2009, the Company recorded a charge of $1.5 million and $0.0 and a benefit of $0.4 million, respectively as part of Other income (expense), net in the consolidated statements of operations for the change in fair value of the warrants. During the nine months ended September 27, 2008 and October 3, 2009, the Company recorded a charge of $5.3 million (unaudited) and a benefit of $1.3 million (unaudited), respectively, as part of other income (expense), net in the consolidated statements of operations for the change in fair value of the warrants. The Company will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of the warrants or the completion of a liquidation event, including the completion of an initial public offering, at which time all preferred stock warrants will be converted into warrants to purchase common stock and, accordingly, the liability will be reclassified to equity.

10.    CREDIT AGREEMENT

On April 6, 2007, the Company entered into a credit agreement (the “Credit Agreement”) with HSH Nordbank AG under which the Company could draw up to $93.5 million to fund costs of construction and machinery and equipment for Fab 1 and to repay outstanding notes payable (see Note 9). HSH Nordbank AG is an investor in the Company’s Series C-1 convertible preferred stock. At December 29, 2007, the Company had $78.6 million of principal outstanding under the Credit Agreement, all of which was classified as short-term notes payable on the balance sheet.

On July 28, 2008, the Company used a portion of the proceeds from the bridge financing (see Note 11) to repay all amounts owed under the Credit Agreement with HSH Nordbank A.G. The total amount paid, which consisted of principal, interest, breakage fees and estimated costs of unwinding interest rate swaps (see Note 2), was approximately $87.0 million.

In conjunction with the Credit Agreement, the Company issued a warrant to HSH to purchase 1,318,405 shares of common stock of the Company with an exercise price of $4.964 per share. The fair

SOLYNDRA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

value of this warrant was estimated to be $0.2 million at the date of issuance based on the Black-Scholes option pricing model using a risk-free interest rate of 4.7%, volatility of approximately 83.5%, the contractual life of 7 years, and zero dividend rate. The fair value of the warrant was recorded as deferred financing costs and was being amortized as interest expense over the commitment period of the Credit Agreement using the straight-line method. During the fiscal years ended December 29, 2007 and January 3, 2009 $0.1 million and $0.1 million, respectively, of amortization expense was recorded. The warrant is exercisable after December 31, 2008 and expires on April 6, 2014. The warrant is outstanding at January 3, 2009.

11.    BRIDGE NOTES

In July and August 2008, the Company issued approximately $119.1 million in aggregate principal amount of convertible bridge notes with an initial interest rate of 8% per annum (the “Bridge Notes”) and warrants to purchase approximately 773,825 shares of common stock with an exercise price of $23.0017 per share.

The Company allocated a portion of the proceeds from the Bridge Notes to the warrants, based on the estimated fair value at the date of issuance. The fair value of $1.0 million for the warrants was recorded as a discount on the notes and was accreted as additional interest expense over the term the notes were outstanding using the effective interest method. The fair value of the warrants of $1.0 million was estimated at the date of issuance based on the Black-Scholes option pricing model using a risk-free interest rate of 3.01%, volatility of approximately 81.5%, the contractual life of 3.5 years, and zero dividend rate.

On November 26, 2008, in connection with the closing of the Series E Preferred Stock financing, the principal and accrued interest totaling $122.3 million under the Bridge Notes was converted into 12,157,006 shares of Series E Preferred Stock (See Note 12).

12.    REDEEMABLE CONVERTIBLE PREFERRED STOCK

In July 2007, the Company issued 10,427,517 shares of Series C-1 preferred stock at $5.9377 per share for proceeds of $61.6 million, net of $0.3 million of stock issuance costs.

In December 2007, the Company issued 13,331,611 shares of Series C-2 Preferred Stock at $11.5515 per share for proceeds of $152.3 million, net of $1.7 million of stock issuance costs. The stock issuance costs included a payment of $1.5 million to an affiliate of HSH Nordbank AG.

In March 2008, the Company entered into a $150.0 million Equity Purchase Agreement (the “Equity Purchase Agreement”) with certain existing preferred stock holders (collectively, the “Investors”). Under the terms of the Equity Purchase Agreement, the Company had the right to require the Investors to purchase up to an aggregate of $150.0 million of Series D Preferred Stock during the fifteen-month period following the date of the Equity Purchase Agreement (the “Commitment Period”) at prices ranging from $18.4014 per share to $23.0017 per share.

In July 2008, the Company issued 1,358,593 shares of the Series D-2 Preferred Stock at a price of $18.4014 per share for aggregate proceeds of $25.0 million pursuant to the Equity Purchase Agreement. Between August 2008 and October 2008, the Company issued 3,260,631 shares of the Series D-3 Preferred Stock at a price of $23.0017 per share for aggregate proceeds of $75.0 million pursuant to the Equity Purchase Agreement.

SOLYNDRA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In conjunction with the Equity Purchase Agreement, the Company issued warrants to the Investors to purchase up to 2,434,603 shares of common stock of the Company with an exercise price of $23.0017 per share. The fair value of the warrants was estimated to be $631,000 at the date of issuance based on the Black-Scholes option pricing model using a risk-free interest rate of 2.61%, volatility of approximately 83.5%, the contractual life of 4.5 years, and zero dividend rate. The fair value of the warrants was initially recorded as an asset, and was reclassified ratably as an offset to Series D proceeds at each subsequent Series D issuance as issuance costs.

In connection with the closing of the Series E Preferred Stock financing on November 26, 2008, the terms of the Equity Purchase Agreement were modified such that the remaining commitment of the Investors on that date to purchase $50.0 million of Series D Preferred Stock became a commitment to purchase Series E Preferred Stock at $10.0582 per share in January and February 2009. Additionally, the exercise price of the warrants issued in connection with the Equity Purchase Agreement was decreased from $23.0017 per share to $10.0582 per share. The Company recorded the incremental fair value of $1.1 million related to the re-priced warrants as additional issuance costs, which was reclassified ratably as an offset to Series E proceeds at each subsequent Series E issuance.

In November 2008, the Company issued 24,286,417 shares of Series E Preferred Stock at $10.0582 per share. Of the 24,286,417 shares issued, 9,643,881 shares were issued for cash proceeds of $97.0 million, 12,157,006 shares were issued in connection with the conversion of $122.3 million of principal and accrued interest on the Bridge Notes (see Note 11), and 2,485,530 shares were issued in connection with the exchange of Series D-3 shares issued in October 2008. In connection with the Series D-3 conversion, the Company recorded a deemed dividend of $10.5 million calculated as the difference between the fair value of the Series E Preferred Stock shares issued, and the fair value of the Series D-3 Preferred Stock shares exchanged.

In connection with the sale of Series E Preferred Stock in November 2008, the Company entered into an agreement with the Series E investors which provided that the price at which each share of Series E Preferred Stock will be converted into common stock will automatically be reduced to $7.3668 per share, if the Company is unable to satisfy certain conditions by July 31, 2009. Pursuant to this agreement, and upon the Company’s failure to satisfy certain conditions stipulated in the agreement, the conversion price of Series E preferred stock was adjusted to $7.3668 per share.

In conjunction with the issuance of Series E convertible preferred stock in November 2008, the Company issued warrants to purchase 4,907,713 shares of common stock at an exercise price of $10.0582 per share. The warrants are exercisable and expire in November 2018. The Company allocated the proceeds between the convertible preferred stock and the warrants, based on the relative fair value of each at the date of issuance. The fair value of the warrants of $9.3 million was estimated using the Black-Scholes option pricing model using a risk free interest rate of 3.35%, volatility of approximately 66.3%, the contractual life of ten years, and zero dividend rate. Pursuant to the terms of the agreement entered into in connection with the issuance of Series E Preferred Stock in November 2008, and upon the Company’s failure to satisfy certain conditions stipulated in the agreement, the exercise price of the warrants was reduced to $7.3668 per share and the number of shares of common stock that can be purchased under the warrants increased to 6,787,194 shares in August 2009. On January 4, 2009 the Company adopted the new guidance related to determining whether an instrument is indexed to an entity’s common stock. Upon adoption of this guidance, because the warrant had a provision tied to a future preferred stock price that expires upon completion of a financing, the Company determined that these warrants are embedded derivatives within the Series E Preferred Stock agreement and should be

SOLYNDRA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

marked to market as liabilities. As a result of this conclusion, the Company reclassified the fair value of the warrants of $9.4 million from stockholders’ equity to liabilities. The difference between the fair value of the warrants on the original date of issuance and January 4, 2009 of $0.1 million was recorded as a change to accumulated deficit for the effect of a change in accounting principal.

As a result of the Company classifying the warrants to purchase common stock as derivative liabilities, the Company recorded $6.7 million of income to Other Income related to the remeasurement of the fair value of the warrants during the nine months ended October 3, 2009.

On July 31, 2009, upon the closing of Series F Preferred Stock, the conditions stipulated in the agreement which required the Company to classify these warrants as derivative liabilities ended. The Company reclassified the fair value of the warrants as of July 31, 2009 of $2.7 million back to stockholders’ equity.

In each of January and February 2009, the Company issued 2,485,534 shares of Series E Preferred Stock for aggregate proceeds of $25.0 million pursuant to the modified terms of the Equity Purchase Agreement described above.

In September 2009, the Company issued 72,143,884 shares of the Series F Preferred Stock at a price of $3.9643 per share for aggregate proceeds of $286.0 million.

In conjunction with the issuance of Series F convertible preferred stock in September 2009, the Company issued warrants to investors to purchase 9,017,979 shares of common stock at an exercise price of $3.9643 per share. The warrants are exercisable and expire in July 2014. The Company allocated the proceeds between the convertible preferred stock and the warrants, based on the relative fair value of each at the date of issuance. The fair value of the warrants of $3.9 million was estimated using the Black-Scholes option pricing model using a risk free interest rate of 2.52%, volatility of approximately 65%, the contractual life of five years, and zero dividend rate.

Terms of Redeemable Convertible Preferred Stock

Redeemable convertible preferred stock (“preferred stock”) at October 3, 2009 consists of the following (unaudited):

	Shares		Liquidation Preference	Proceeds Net of Issuance Costs
Series	Authorized	Outstanding
	(in thousands, except share data)
A-1	11,037,499	10,599,999	$10,600	$10,488
A-2	6,293,987	6,014,076	9,400	9,400
B	25,384,606	25,384,606	79,200	77,801
C-1	10,427,517	10,427,517	61,915	61,653
C-2	13,331,611	13,331,611	154,000	152,274
D-2	1,358,593	1,358,593	25,000	24,766
D-3	2,173,754	2,173,754	50,000	59,986	*
E	29,257,485	29,257,485	294,278	283,160
F	72,144,000	72,143,884	286,000	281,787

Total	171,409,052	170,691,525	$970,393	$961,315

*	includes $10,452 deemed dividend on preferred stock

SOLYNDRA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Under the Company’s amended and restated certificate of incorporation, the Company is authorized to issue 171,409,052 shares of preferred stock.

The rights, preferences and privileges of the Series A-1 and Series A-2 preferred stock (together, the “Series A Preferred Stock”), Series B preferred stock, Series C-1 and Series C-2 preferred stock (together, the “Series C Preferred Stock”), Series D-2 and D-3 preferred stock (together, the “Series D Preferred Stock”), Series E preferred stock, and Series F preferred stock are as follows:

Voting Rights

The holders of the Series A, Series B, Series C, Series D, Series E, and Series F preferred stock are entitled to vote, together with the holders of common stock, on all matters submitted to stockholders for a vote. Each preferred stockholder is entitled to the number of votes equal to the number of shares of common stock into which each preferred share is convertible at the time of such vote. Holders of the various series of preferred shares also have the right to vote as a class on various matters specified in the Company’s amended and restated certificate of incorporation.

Dividends

The holders of outstanding shares of Series A, Series B, Series C, Series D, Series E, and Series F preferred stock are entitled to receive, when and if declared by the Company’s Board of Directors, a non-cumulative dividend at the following annual rate per share:

Series	Annual Dividend Rate per Share	Payable in preference to dividends of:
F	$0.3171	Series E, Series D, Series C, Series B, and Series A preferred stock and common stock
E	0.8047	Series D, Series C, Series B, and Series A preferred stock and common stock
D-3	1.8401	Series C, Series B, and Series A preferred stock and common stock
D-2	1.4721	Series C, Series B, and Series A preferred stock and common stock
C-2	0.9241	Series B, and Series A preferred stock and common stock
C-1	0.4750	Series B, and Series A preferred stock and common stock
B	0.2496	Series A preferred stock and common stock
A-2	0.1250	Common stock
A-1	0.0800	Common stock

After the total amount of the annual dividends for the shares of preferred stock shall have first been paid, holders of shares of the preferred stock are also entitled to receive, when and if declared by the Board of Directors, an additional dividend in an amount that is at least proportionate (based on the respective annual dividend rates for the shares of preferred stock) to any dividend being paid or declared on the shares of common stock.

No dividends have been declared to date.

Conversion Rights

Each share of any series of preferred stock is convertible into shares of common stock at the option of the holder at any time, with the conversion subject to antidilution provisions. Conversion is automatic upon either the written consent of the holders of a majority of the outstanding shares of Series F preferred stock, the holders of a majority of the outstanding shares of Series E preferred stock, the holders of a

SOLYNDRA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

majority of the outstanding shares of Series D preferred stock, the holders of a majority of the outstanding shares of Series C preferred stock, at least 60% of the outstanding shares of Series B preferred stock, and the holders of a majority of outstanding shares of Series A Preferred Stock, voting separately, or the effective date of an initial public offering provided that the offering price per share is not less than $10.00 and the aggregate gross proceeds to the Company are not less than $80 million. At January 3, 2009 and October 3, 2009, a total of 107,906,053 and 226,527,933 shares of the Company’s common stock have been reserved for conversion, respectively.

Liquidation Rights

In the event of liquidation of the Company, the holders of preferred stock shall be entitled to receive the following amounts, plus all declared and unpaid dividends:

Series	Aggregate Liquidation Preference	Payable in preference to distributions to holders of:
	(in thousands)
F	$286,000	Series E, Series D, Series C, Series B, and Series A preferred stock and common stock
E	294,278	Series D, Series C, Series B, and Series A preferred stock and common stock
D-3	50,000	Series C, Series B, and Series A preferred stock and common stock
D-2	25,000	Series C, Series B, and Series A preferred stock and common stock
C-2	154,000	Series B, and Series A preferred stock and common stock
C-1	61,915	Series B, and Series A preferred stock and common stock
B	79,200	Series A preferred stock and common stock
A-2	9,400	Common stock
A-1	10,600	Common stock

If available assets are insufficient to pay the full liquidation preference for a series of preferred stock, the available assets will be distributed pro rata to the holders of that series of preferred stock.

After the payment of the liquidation preference, all remaining assets of the Company, if any, shall be distributed ratably among the holders of the Series A-1 preferred stock, Series A-2 preferred stock, Series B preferred stock, Series C-1 preferred stock, Series C-2 preferred stock Series D-2 preferred stock, Series D-3 preferred stock, Series E preferred stock, Series F preferred stock, and common stock, assuming conversion of all such preferred stock into common stock.

Deemed Liquidation

A liquidation, dissolution or winding up of the Company shall be deemed to have occurred if the Company sells, conveys, or otherwise disposes of all or substantially all of its property or business or merges with or into any other company. The redeemable convertible preferred shares are redeemable upon liquidation of the Company.

13.    COMMON STOCK

The Company’s amended and restated certificate of incorporation authorizes the Company to issue 300,000,000 shares of $0.00001 par value common stock. At December 29, 2007 and January 3, 2009, there were 15,115,587 and 14,658,685 shares of common stock outstanding, respectively.

SOLYNDRA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Repurchase Option Agreement

In February 2006, the Company entered into a Repurchase Option Agreement with the chief executive officer (“CEO”) of the Company. Under the repurchase agreement, the Company received the option to repurchase 7,693,200 shares of founder’s stock held by the CEO at $0.01 per share in the event of termination of the CEO’s employment. Shares are released from the repurchase option monthly over a four year period. As of January 3, 2009, 2,243,850 shares were subject to repurchase under the repurchase agreement.

Restricted Stock

In connection with early exercise of stock options, the Company entered into stock restriction agreements with certain common stockholders. Pursuant to these agreements, the Company has the right, but not the obligation, to repurchase the unvested shares of common stock upon termination of employment at the original purchase price per share. The repurchase rights with respect to the early exercises of options lapse over the original vesting period of the options, which is generally over a four year period. The Company accounts for cash received in consideration for the early exercise of unvested stock options as a current liability. At December 29, 2007 and January 3, 2009, 2,265,431 and 839,279 shares, respectively, of common stock were subject to repurchase by the Company.

14.    STOCK OPTION PLAN

In 2005, the Company established its 2005 Equity Incentive Plan (the “Plan”), which provides for the grant of incentive stock options (“ISO”), within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, to its employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options (“NSO”) and awards of restricted stock to its employees, directors and consultants and any parent and subsidiary corporations’ employees and consultants. As of January 3, 2009 the Company has reserved 12,211,691 shares of common stock for issuance under the Plan.

Options under the Plan may be granted for periods of up to ten years. All options issued to date have had a ten year life. The exercise price of an ISO and NSO shall not be less than 100% and 85% of the estimated fair value of the shares on the date of grant, respectively, as determined by the Board of Directors. The exercise price of an ISO and NSO granted to a 10% stockholder shall not be less than 110% of the estimated fair value of the shares on the date of grant, respectively, as determined by the Board of Directors. To date, initial option grants generally vest over four years and vest at a rate of 25% upon the first anniversary of the issuance date and 1/48th per month thereafter. Subsequent option grants generally vest over four years and vest at a rate of 1/48th per month.

SOLYNDRA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following is a summary of options activity of the Plan:

		Outstanding Options
	Shares Available for Grant	Number of Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value
				(in thousands)
Balance, December 29, 2007	1,709,861	1,992,343	$0.621

Additional shares reserved	3,651,500	–	–
Options granted	(6,062,540)	6,062,540	3.664
Options exercised	–	(256,898)	0.690
Options canceled	651,282	(651,282)	1.982
Stock repurchased	713,800	–	–

Balance, January 3, 2009	663,903	7,146,703	$3.076

Additional shares reserved (unaudited)	23,545,990	–	–
Options granted (unaudited)	(18,356,120)	18,356,120	1.423
Options exercised (unaudited)	–	(146,531)	0.941
Options canceled (unaudited)	342,906	(342,906)	1.377
Stock repurchased (unaudited)	–	–	–

Balance, October 3, 2009 (unaudited)	6,196,679	25,013,386	$1.677	$883

The aggregate intrinsic value of options exercisable at January 3, 2009 was $2.7 million. The total intrinsic value of options exercised during the fiscal year ended December 30, 2006, December 29, 2007, and January 3, 2009, was $41,000, $25,000, and $1.2 million, respectively.

At January 3, 2009, options to purchase 7,146,703 shares were outstanding with a weighted-average remaining contractual life of 9.03 years, and a weighted-average exercise price of $3.076. At January 3, 2009, options to purchase 1,229,342 shares were exercisable with a weighted-average exercise price of $1.564. Shares vested and expected to vest at January 3, 2009, were 6,723,079, with a weighted-average exercise price of $3.034.

The Company uses the Black-Scholes option pricing model to determine the fair value of stock options. The determination of the fair value of stock-based payment awards on the date of grant is affected by the stock price as well as assumptions regarding a number of complex and subjective variables. These variables include expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rates and expected dividends. The estimated grant date fair values of the employee stock options were calculated based on the following assumptions:

	Year ended			Nine months ended
	December 30, 2006	December 29, 2007	January 9, 2009	October 3, 2009
				(unaudited)
Risk free interest rate	4.45% - 5.14%	4.41% - 4.68%	1.67% - 3.31%	1.79% - 2.71%
Expected term (years)	5.5 - 6.3	6.3	6 - 6.3	6.0 - 6.3
Volatility	83.5%	83.5%	66.3% - 81.5%	65.0%
Expected dividends	0.0%	0.0%	0.0%	0.0%

SOLYNDRA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Expected Term. The Company used the simplified method, as provided under authoritative guidance, to calculate the expected term estimate based on the options vesting term and contractual terms.

Volatility. Since the Company is a private entity with no historical data regarding the volatility of its common stock, the expected volatility used is based on volatility of similar entities, referred to as “guideline” companies. In evaluating similarity, the Company considered factors such as industry, stage of life cycle and size.

Risk-Free Interest Rate. The risk-free rate is based on U.S. Treasury zero-coupon issues with remaining terms similar to the expected term on the options.

Dividend Yield. The Company has never declared or paid any cash dividends and does not plan to pay cash dividends in the foreseeable future, and, therefore, used an expected dividend yield of zero in the valuation model.

The weighted-average grant-date fair value per share, based on the Black-Scholes option pricing model, was $0.063, $0.567, and $3.292 for options granted to employees during the fiscal year ended December 30, 2006, December 29, 2007, and January 3, 2009, respectively, and $0.866 (unaudited) during the nine months ended October 3, 2009. As of January 3, 2009, there was $29.6 million of total unrecognized compensation cost, net of estimated forfeitures, related to unvested stock option awards, which are expected to be recognized over a weighted-average period of 3.3 years. As of October 3, 2009, there was $28.7 million (unaudited) of total unrecognized compensation cost, net of estimated forfeitures, related to unvested stock option awards, which are expected to be recognized over a weighted-average period of 3.66 years.

The following table summarizes the stock option grants made to employees during the twelve month period ended October 3, 2009 and its valuations:

Date of Grant	Number of Shares Granted	Exercise Price	Fair Value	Intrinsic Value
December 19, 2008	40,000	$3.35	$3.35	$–
December 23, 2008	1,464,480	3.35	3.35	–
January 27, 2009	95,000	3.35	3.35	–
March 9, 2009	72,000	3.35	3.35	–
March 17, 2009	65,000	3.35	3.35	–
April 20, 2009	73,000	3.35	3.35	–
September 4, 2009	18,051,120	1.39	1.39	–

SOLYNDRA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Total Stock-Based Compensation

Total stock-based compensation expense recorded related to options granted to employees and nonemployees was allocated as follows:

	Year ended			Nine months ended
	December 30, 2006	December 29, 2007	January 3, 2009	September 27, 2008	October 3, 2009
				(unaudited)
	(in thousands)
Cost of revenue	$–	$–	$564	$212	$1,266
Research and development	26	118	1,744	992	2,485
Sales and marketing	2	7	131	54	305
General and administrative	84	100	1,136	808	1,402

Total	$112	$225	$3,575	$2,066	$5,458

For all periods presented, there was no income tax benefit realized for the tax deductions from option exercises of the share-based payment arrangements; therefore, no amounts were classified from operating to financing cash flows.

On December 23, 2008, the Company re-priced stock option awards for a total of 1,464,400 shares held by 387 employees. Under the terms of this re-pricing, the Company re-priced certain employee stock options having an exercise price equal to or greater than $3.35, which was the estimated common stock fair value on the date of the re-pricing. The Company is recording the incremental fair value related to the re-priced awards, together with unamortized stock-based compensation expense associated with the original awards, over the remaining requisite service period of the option holders. The incremental fair value of the re-priced awards was $1.2 million.

On January 27, 2009, the Company re-priced stock option awards for a total of 715,000 shares held by 9 employees. Under the terms of this re-pricing, the Company re-priced certain employee stock options having an exercise price equal to or greater than $3.35, which was the estimated common stock fair value on the date of the re-pricing. The Company is recording the incremental fair value related to the re-priced awards, together with unamortized stock-based compensation expense associated with the original awards, over the remaining requisite service period of the option holders. The incremental fair value of the re-priced awards was $0.6 million.

15.    EMPLOYEE BENEFIT PLANS

In 2006, the Company adopted a defined contribution retirement savings plan under Section 401(k) of the Internal Revenue Code. This plan covers all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. Company contributions to the plan may be made at the discretion of the Board of Directors. There have been no contributions by the Company since the inception of the plan.

16.    FAIR VALUE OF ASSETS AND LIABILITIES

On December 30, 2007, the Company adopted new authoritative guidance for fair value measurements for its financial assets and liabilities. The guidance defines fair value as an exit price,

SOLYNDRA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

representing the amount that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants. The guidance also establishes a fair value hierarchy which prioritized the inputs used in measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

•	Level 1: Observable inputs, such as quoted prices in active markets for identical assets or liabilities.

•

Level 2: Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following table sets forth the fair value as of January 3, 2009 of the Company’s financial instruments that were measured at fair value on a recurring basis by level within the fair value hierarchy. Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires management to make judgments and considers factors specific to the asset or liability:

	January 3, 2009
	Total	Level 1	Level 2	Level 3
	(in thousands)
Liabilities
Preferred stock warrant liability	$2,083	$–	$–	$2,083

	October 3, 2009
	Total	Level 1	Level 2	Level 3
	(unaudited)
	(in thousands )
Liabilities
Preferred stock warrant liability	$741	$–	$–	$741

For the period from January 4, 2009 to July 31, 2009, certain warrants to purchase common stock that were issued and outstanding were reclassified as a liability (see Note 12). As of October 3, 2009, these warrants were reclassified as equity and included in stockholders’ equity.

SOLYNDRA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The change in the fair value of the common stock warrant and preferred stock warrant liability is summarized below:

	Preferred Stock Warrants	Common Stock Warrants
	(in thousands)
Fair value at December 29, 2007	$2,486	$–
Change in fair value recorded in other income (expense), net	(403)	–

Balance at January 3, 2009	2,083	–
Reclassification of common stock warrant to liability	–	9,413
Reclassification of common stock warrant to equity	–	(2,672)
Change in fair value recorded in other income (expense), net (unaudited)	(1,342)	(6,741)

Balance at October 3, 2009 (unaudited)	$741	$–

The valuation of the warrant liability is discussed in Note 9.

In addition, as noted in Note 12 of the Notes to the consolidated financial statements, in conjunction with the issuance of Series E convertible preferred stock in November 2008, the Company issued warrants to purchase 4,907,713 shares of common stock at an exercise price of $10.0582 per share. On January 4, 2009, the Company adopted new guidance related to determining whether an instrument is indexed to an entity’s own stock, recorded a cumulative adjustment of $0.1 million for the effect of a change in accounting principle related to its outstanding Series E warrants, and reclassified the warrants from equity to liability. Subsequent to the adoption of this guidance, the warrants were marked-to-market and the resulting change in fair value of the warrant of $6.7 million (unaudited) was recorded as a gain in the consolidated statements of operations. After the August 2009 reduction in exercise price and increase in number of shares that can be purchased, the warrants again qualified for equity classification and were reclassified from liability back to equity.

17.    NET LOSS PER SHARE

The Company applies the two-class method for calculating and presenting net loss per share. Under the two class method, net loss attributable to common stockholders for the period is allocated to common stock and participating securities to the extent that the securities are required to share in the losses. The Company’s redeemable convertible preferred stock and unvested stock-based awards do not have a contractual obligation to share in losses of the Company. As a result, basic net loss per share is calculated by dividing net loss by the weighted-average shares of common stock outstanding during the period that are not subject to vesting provisions.

The weighted-average number of shares of common stock used to calculate basic net loss per share of common stock excludes those shares subject to repurchase related to stock options that were exercised prior to vesting as these shares are not deemed to be issued for accounting purposes until they vest. The diluted net loss per share of common stock is computed by dividing the net loss using the weighted-average number of common shares, excluding common stock subject to repurchase, and, if dilutive, potential common shares outstanding during the period. Potential common shares consist of stock options to purchase common stock and warrants to purchase convertible preferred stock (using the treasury stock method) and the conversion of the Company’s convertible preferred stock (using the if-converted method).

SOLYNDRA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table sets forth the computation of net loss per common share:

	Years ended			Nine months ended
	December 30, 2006	December 29, 2007	January 3, 2009	September 27, 2008	October 3, 2009
				(unaudited)
	(in thousands, except per share amounts)
Net loss used in computing basic and diluted net loss per common share	$(27,172)	$(114,128)	$(242,517)	$(179,848)	$(119,761)

Weighted-average common shares outstanding	13,806	15,374	14,676	14,685	14,711
Less weighted-average unvested common shares subject to repurchase	(9,743)	(8,476)	(4,509)	(4,875)	(2,082)

Weighted-average shares, basic and diluted	4,063	6,898	10,167	9,810	12,629

Net loss per common share, basic and diluted	$(6.69)	$(16.55)	$(23.85)	$(18.33)	$(9.48)

The following securities were not included in the computation of diluted net loss per common share for the periods presented because to do so would have been antidilutive:

	Years ended			Nine months ended
	December 30, 2006	December 29, 2007	January 3, 2009	September 27, 2008	October 3, 2009
				(unaudited)
	(in thousands)
Options to purchase common stock	571	1,992	7,147	4,391	25,013
Common stock subject to repurchase	10,783	6,450	3,083	3,792	1,169
Warrants to purchase redeemable convertible preferred stock	717	717	717	717	717
Warrants to purchase common stock	–	1,318	11,314	4,527	26,638
Redeemable convertible preferred stock (as converted basis)	41,999	72,346	141,771	80,152	226,528

	54,070	82,823	164,032	93,579	280,065

SOLYNDRA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Unaudited Pro Forma Net Loss Per Share

Pro forma basic and diluted net loss per common share have been computed to give effect to the conversion of the Company’s convertible preferred stock (using the if-converted method) into common stock and the conversion of all outstanding warrants to purchase redeemable convertible preferred stock into warrants to purchase common stock as though the conversion had occurred on the original dates of issuance.

The following table sets forth the computation of unaudited pro forma basic and diluted net loss per share for the periods indicated:

	Year ended January 3, 2009	Nine months ended October 3, 2009
	(unaudited)
	(in thousands, except per share amounts)
Net loss	$(242,517)	$(119,761)
Pro forma amounts related to the fair value adjustments for warrants to purchase redeemable preferred stock	(403)	(1,342)

Net loss used in computing pro forma basic and diluted net loss per common share	$(242,920)	$(121,103)

Basic and diluted weighted average shares	10,167	12,629
Pro forma adjustments to reflect assumed weighted effect of conversion of redeemable convertible preferred stock	81,819	161,550

Weighted average shares used to compute basic and diluted pro forma net loss per share	91,986	174,179

Pro forma net loss per common share, basic and diluted (unaudited)	$(2.64)	$(0.70)

18.    SEGMENT INFORMATION

The Company operates in one reportable segment, the design, manufacture and sale of solar photovoltaic systems. The Company’s chief operating decision maker is the CEO, who reviews consolidated operating results to make decisions about allocating resources and assessing performance for the entire company.

The Company sells its systems directly to customers in the United States, Europe, and Asia. The following table presents net sales in different geographic regions, which is based on the delivery location:

	Years ended			Nine months ended
	December 30, 2006	December 29, 2007	January 3, 2009	September 27, 2008	October 3, 2009
				(unaudited)
	(in thousands)
Germany	$–	$–	$4,124	$1,186	$30,088
Belgium	–	–	–	–	10,587
United States of America	–	–	1,814	248	7,053
Other	–	–	67	67	11,086

Total	$–	$–	$6,005	$1,501	$58,814

SOLYNDRA, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

For all of the periods presented, long-lived assets located outside of North America were not material.

19.    COMPONENTS OF OTHER INCOME (EXPENSE), NET

Other Income (Expense), Net consists of the following:

	Years ended			Nine months ended
	December 30, 2006	December 29, 2007	January 3, 2009	September 27, 2008	October 3, 2009
				(unaudited)
	(in thousands)
Remeasurement of stock warrants	$(1,506)	$–	$403	$(5,236)	$8,083
Foreign exchange gain/(loss), net	–	1,848	(260)	(484)	811
Other expense, net	(26)	(84)	(36)	(90)	(302)

Total	$(1,532)	$1,764	$107	$(5,810)	$8,592

20.    SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through December 18, 2009 for the audited financial statements for the fiscal year ended January 3, 2009. For the nine months ended October 3, 2009, the unaudited interim period presented herein, such evaluation was performed through December 18, 2009.

In October 2009, the Company signed a 12.5-year lease agreement for a property located in Fremont, California. Under the lease agreement, the Company is obligated to pay minimum lease payments of $43.5 million in aggregate over the lease term.

In October, November, and through December 18, 2009, the Company made additional draws under the DOE guaranteed loan facility totaling $119.5 million. The draws bear interest at rates ranging from 2.454% to 2.641% per annum.

PART II

Information Not Required in Prospectus

Item 13.    Other Expenses of Issuance and Distribution.

The following table sets forth all expenses to be paid by the registrant, other than estimated underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the SEC registration fee, the Financial Industry Regulatory Authority, Inc. filing fee and listing fee.

Securities and Exchange Commission registration fee		$16,740

FINRA filing fee		30,500

listing fee		*

Blue Sky fees and expenses		*

Printing and engraving expenses		*

Legal fees and expenses		*

Accounting fees and expenses		*

Transfer Agent and Registrar fees		*

Miscellaneous expenses		*

Total	$	*

*	To be provided by amendment.

Item 14.    Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents.

As permitted by Section 102(b)(7) of the Delaware General Corporation Law, the registrant’s amended and restated certificate of incorporation to be in effect upon completion of this offering includes provisions that eliminate the personal liability of its directors for monetary damages for breach of their fiduciary duty as directors.

In addition, as permitted by Section 145 of the Delaware General Corporation Law, the amended and restated bylaws of the registrant to be effective upon completion of this offering provide that:

•

The registrant shall indemnify its directors and officers for serving the registrant in those capacities or for serving other business enterprises at the registrant’s request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

•	The registrant may, in its discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law.

•

The registrant is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, except that such director or officer shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

•

The registrant will not be obligated pursuant to the amended and restated bylaws to indemnify a person with respect to proceedings initiated by that person, except with respect to proceedings authorized by the registrant’s board of directors or brought to enforce a right to indemnification.

•

The rights conferred in the amended and restated bylaws are not exclusive, and the registrant is authorized to enter into indemnification agreements with its directors, officers, employees and agents and to obtain insurance to indemnify such persons.

•	The registrant may not retroactively amend the bylaw provisions to reduce its indemnification obligations to directors, officers, employees and agents.

The registrant’s policy is to enter into separate indemnification agreements with each of its directors and officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law and also provides for certain additional procedural protections. The registrant also maintains directors and officers insurance to insure such persons against certain liabilities.

These indemnification provisions and the indemnification agreements entered into between the registrant and its officers and directors may be sufficiently broad to permit indemnification of the registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act and otherwise.

Item 15.    Recent Sales of Unregistered Securities.

During the last three years, we have issued unregistered securities as described below.

(a) Equity Issuances

•

On July 9, 2007, we sold an aggregate of 10,427,517 shares of our series C-1 convertible preferred stock to accredited investors at a purchase price of $5.9377 per share for aggregate proceeds of $61.9 million.

•

On December 6, 2007, we sold an aggregate of 13,331,611 shares of our series C-2 convertible preferred stock to accredited investors at a purchase price of $11.5515 per share for aggregate proceeds of $154.0 million.

•

On July 18, 2008, we sold an aggregate of 1,358,593 shares of our series D-2 convertible preferred stock (“Series D-2 Preferred Stock”) to accredited investors at a purchase price of $18.4014 per share for aggregate proceeds of $25.0 million.

•

On August 15, 2008, September 16, 2008 and October 27, 2008, we sold an aggregate of 3,260,631 shares of our series D-3 convertible preferred stock (“Series D-3 Preferred Stock” and together with the Series D-2 Preferred Stock, the “Series D Preferred Stock”) to accredited investors at a purchase price of $23.0017 per share for aggregate proceeds of $75.0 million.

•

On November 26, 2008, January 6, 2009 and February 2, 2009, we sold an aggregate of 14,614,949 shares of our Series E convertible preferred stock (“Series E Preferred Stock”) to accredited investors at a purchase price of $10.0582 for aggregate proceeds of $147.0 million. In addition, on November 26, 2008, we issued to accredited investors an aggregate of 12,157,006 shares of Series E Preferred Stock upon conversion of our Bridge Notes (as defined below) and we issued an aggregate of 2,485,530 shares of Series E Preferred Stock in exchange for an aggregate of 1,086,877 shares of Series D-3 Preferred Stock.

•

On September 3, 2009, we sold an aggregate of 72,143,884 shares of our series F convertible preferred stock (“Series F Preferred Stock”) to accredited investors at a purchase price of $3.9643 per share for aggregate proceeds of $286.0 million.

(b) Debt Issuances

•

On July 25, 2008 and August 8, 2008, we sold to accredited investors convertible promissory notes (the “Bridge Notes”) in an aggregate principal amount, and received aggregate proceeds, of $119.1 million. On November 26, 2008, the outstanding principal and accrued interest on the Bridge Notes were converted into shares of Series E Preferred Stock at a conversion price of $10.0582 per share as described above.

(c) Warrant Issuances

•

On March 25, 2008, we issued warrants (the “Series D Warrants”) to purchase an aggregate of 2,434,603 shares of our common stock at an exercise price of $23.0017 per share to accredited investors as consideration for such investors’ agreement to purchase shares of Series D Preferred Stock. On November 26, 2008, we amended the Series D Warrants to reduce the exercise price to $10.0582 per share.

•

On July 25, 2008 and August 8, 2008, we issued warrants (the “Bridge Warrants”) to purchase an aggregate of 773,825 shares of our common stock at an exercise price of $23.0017 per share to accredited investors as consideration for such investors’ purchase of the Bridge Notes.

•

On November 26, 2008, we issued warrants (the “Series E Warrants”) to purchase an aggregate of 4,907,713 shares of our common stock at an exercise price of $10.0582 per share to accredited investors as consideration for such investors’ agreement to purchase shares of Series E Preferred Stock, to exchange shares of Series D-3 Preferred Stock for shares of Series E Preferred Stock and to convert the Bridge Notes into shares of Series E Preferred Stock. On July 17, 2009, we amended the Series E Warrants to reduce the exercise price to $7.3668 per share and increase the aggregate shares of our common stock underlying the Series E Warrants to 6,787,194 shares.

•

On July 17, 2009, we issued a warrant to purchase 6,306,284 shares of our common stock at an exercise price of $3.9643 to Argonaut Venture I, L.L.C. (“Argonaut”) as consideration for Argonaut’s agreement to make extensions of credit to us.

•

On September 3, 2009, we issued warrants to purchase an aggregate of 9,017,979 shares of our common stock at an exercise price of $3.9643 per share to accredited investors as consideration for such investors’ agreement to purchase shares of Series F Preferred Stock.

(d) Options under 2005 Amended and Restated Equity Incentive Plan

•

From the period beginning December 31, 2006 through December 3, 2009, we have granted stock options to purchase an aggregate of 27,143,160 shares of our common stock with exercise prices ranging from $0.40 to $3.54 per share to employees, directors and consultants pursuant to our 2005 Amended and Restated Equity Incentive Plan. An aggregate of 422,739 shares have been issued upon the exercise of stock options for an aggregate consideration of $319,887 as of October 3, 2009. The shares of common stock issued upon exercise of options are deemed to be restricted securities for purposes of the Securities Act.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. The securities described in paragraphs (a), (b) and (c) above were exempt from registration under the Securities Act by virtue of Regulation D promulgated thereunder and/or Section 4(2) of the Securities Act, because the issuance of securities to the recipients did not involve a public offering. When we have relied on Regulation D promulgated under the Securities Act, the purchasers of the unregistered securities have been accredited investors. The recipients of such securities represented their intentions to acquire the securities for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof.

The securities described in paragraph (d) above were exempt from registration under the Securities Act by virtue of Rule 701 promulgated under Section 3(b) of the Securities Act because the transactions were pursuant to written compensatory benefit plans or agreements relating to compensation as provided under such rule or in reliance on Section 4(2) of the Securities Act because the issuance of securities to the recipients did not involve a public offering. The recipients of securities under compensatory benefit plans and agreements relating to compensation were our employees, directors or bona fide consultants and received the securities as compensation for services.

All certificates representing the securities issued in these transactions described in this Item 15 included appropriate legends setting forth that the securities had not been offered or sold pursuant to a registration statement and describing the applicable restrictions on transfer of the securities. We believe that each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us.

Item 16.    Exhibits and Financial Statement Schedules.

(a) Exhibits. The following exhibits are included herein or incorporated herein by reference:

Exhibit Number	Description

1.1*	Form of Underwriting Agreement

3.1	Eighth Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect

3.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon the completion of this offering

3.3	Bylaws of the Registrant, as currently in effect

3.4*	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon the completion of this offering

4.1*	Specimen common stock certificate of the Registrant

4.2	Seventh Amended and Restated Investors’ Rights Agreement, dated as of July 17, 2009

4.3	Warrant to purchase shares of Common Stock issued in connection with Credit Agreement, dated as of April 6, 2007

4.4	Form of Warrant to purchase shares of Common Stock issued in connection with Equity Purchase Agreement, dated as of March 25, 2008, as amended

4.5	Form of Warrant to purchase shares of Common stock issued in connection with Note and Warrant Purchase Agreement, dated as of July 25, 2008

4.6	Form of Warrant to purchase shares of Common Stock issued in connection with Stock Purchase Agreement, dated as of November 24, 2008, as amended

4.7	Form of Warrant to purchase shares of Common Stock issued in connection with Loan and Security Agreement dated as of July 17, 2009 and Stock Purchase Agreement, dated as of July 17, 2009

4.8	Warrant to purchase shares of Series A-1 Preferred Stock issued in connection with Warrant Purchase Agreement, dated as of May 15, 2006

4.9	Warrant to purchase shares of Series A-2 Preferred Stock issued in connection with Warrant Purchase Agreement, dated as of May 15, 2006

5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation

10.1*	2005 Amended and Restated Equity Incentive Plan

Exhibit Number	Description

10.2*	Form of Indemnification Agreement between the Registrant and its directors and officers

10.3*	Offer Letter Agreement, effective May 11, 2005, between Dr. James K. Truman and the Registrant

10.4*	Offer Letter Agreement, effective June 27, 2006, between Benjamin Bierman and the Registrant

10.5*	Sublease, dated as of January 24, 2007, between Seagate Technology (US) Holdings, Inc. and the Registrant

10.6*	First Amendment to Industrial Lease and Consent to Sublease, dated as of January 24, 2007, between the Registrant and Seagate Technology (US) Holdings, Inc.

10.7*	Industrial Lease, dated as of January 24, 2007, between the Registrant and Global Kato HG, LLC

10.8*	Offer Letter Agreement, effective November 15, 2007, between Wilbur G. Stover, Jr. and the Registrant

10.9*	Supply Agreement, dated as of February 11, 2008, among the Registrant, SCHOTT Glas Export GmbH and SCHOTT Glas North America, Inc.

10.10*	Allocation Agreement, dated as of March 25, 2008, between the Registrant and Argonaut Ventures I, L.L.C.

10.11*	Lease Agreement, dated as of April 25, 2008, between iStar CTL I, L.P. and the Registrant.

10.12*	Supply Agreement, dated as of September 9, 2008, between the Registrant and SCHOTT Glas Export GmbH

10.13*	Offer Letter Agreement, effective May 11, 2009, between Kirk Roller and the Registrant

10.14*

Common Agreement, dated as of September 2, 2009, among Solyndra Fab 2 LLC, the U.S. Department of Energy, as a credit party, the U.S. Department of Energy, as loan servicer and U.S. Bank National Association

10.15*	Note Purchase Agreement, dated as of September 2, 2009, among the Federal Financing Bank, Solyndra Fab 2 LLC and the U.S. Secretary of Energy, acting through the U.S. Department of Energy

10.16*	Future Advance Promissory Note, dated September 3, 2009, made by Solyndra Fab 2 LLC in favor of the Federal Financing Bank

10.17*	Collateral Agency Agreement, dated as of September 2, 2009, among Solyndra Fab 2 LLC, the Registrant, U.S. Bank National Association and the U.S. Department of Energy

10.18*

Equity Funding Agreement, dated as of September 2, 2009, among the Registrant, Solyndra Fab 2 LLC, the U.S. Department of Energy, as credit party, the U.S. Department of Energy, as loan servicer, and U.S. Bank National Association

10.19*

Sponsor Support Agreement, dated as of September 2, 2009, among the Registrant, Solyndra Fab 2 LLC, the U.S. Department of Energy, as credit party, the U.S. Department of Energy, as loan servicer, and U.S. Bank National Association

10.20*

Construction and Permanent Deed of Trust with Assignment of Rents and Fixture Filings, dated as of September 3, 2009, by Solyndra Fab 2 LLC in favor of Chicago Title Company and U.S. Bank National Association

10.21*	Security Agreement, dated as of September 2, 2009, between Solyndra Fab 2 LLC and U.S. Bank National Association

10.22*	Equity Pledge Agreement, dated as of September 2, 2009, between the Registrant and U.S. Bank National Association

Exhibit Number	Description

10.23*	Standard Industrial Lease, dated as of October 26, 2009, between Solyndra Fab 2 LLC and OMP Page LLC

21.1	List of subsidiaries of the Registrant

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

23.4*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1)

24.1	Power of Attorney (see page II-7 to this registration statement on Form S-1)

*	To be filed by amendment.

(b)	Consolidated Financial Statement Schedules.

No consolidated financial statement schedules are provided because the information called for is not required or is shown either in the consolidated financial statements or the notes thereto.

Item 17.    Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing as specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from a form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Fremont, California, on the 18th day of December, 2009.

SOLYNDRA, INC.

By:	/S/ CHRISTIAN M. GRONET
Christian M. Gronet Chief Executive Officer and Director

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Christian M. Gronet, Wilbur G. Stover, Jr. and Benjamin H. Schwartz, and each of them, as his true and lawful attorney in fact and agent with full power of substitution, for him in any and all capacities, to sign any and all amendments to this registration statement (including any and all post effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney in fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney in fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ CHRISTIAN M. GRONET Christian M. Gronet	Chief Executive Officer and Director (Principal Executive Officer)	December 18, 2009

/s/ WILBUR G. STOVER, JR. Wilbur G. Stover, Jr.	Vice President, Chief Financial Officer (Principal Accounting and Financial Officer)	December 18, 2009

/s/ THOMAS R. BARUCH Thomas R. Baruch	Director	December 18, 2009

/s/ WINSTON S. FU Winston S. Fu	Director	December 18, 2009

/s/ JAMES F. GIBBONS James F. Gibbons	Director	December 18, 2009

/s/ ANUP M. JACOB Anup M. Jacob	Director	December 18, 2009

Dan Maydan	Director

Signature	Title	Date

/s/ JAMESON J. MCJUNKIN Jameson J. McJunkin	Director	December 18, 2009

/s/ STEVEN R. MITCHELL Steven R. Mitchell	Director	December 18, 2009

/s/ ALEX O’CINNEIDE Alex O’Cinneide	Director	December 18, 2009

/s/ DAVID J. PREND David J. Prend	Director	December 18, 2009

/s/ RAYMOND J. SIMS Raymond J. Sims	Director	December 18, 2009

/s/ JOHN WALECKA John Walecka	Director	December 18, 2009

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement

3.1	Eighth Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect

3.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon the completion of this offering

3.3	Bylaws of the Registrant, as currently in effect

3.4*	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon the completion of this offering

4.1*	Specimen common stock certificate of the Registrant

4.2	Seventh Amended and Restated Investors’ Rights Agreement, dated as of July 17, 2009

4.3	Warrant to purchase shares of Common Stock issued in connection with Credit Agreement, dated as of April 6, 2007

4.4	Form of Warrant to purchase shares of Common Stock issued in connection with Equity Purchase Agreement, dated as of March 25, 2008, as amended

4.5	Form of Warrant to purchase shares of Common stock issued in connection with Note and Warrant Purchase Agreement, dated as of July 25, 2008

4.6	Form of Warrant to purchase shares of Common Stock issued in connection with Stock Purchase Agreement, dated as of November 24, 2008, as amended

4.7	Form of Warrant to purchase shares of Common Stock issued in connection with Loan and Security Agreement dated as of July 17, 2009 and Stock Purchase Agreement, dated as of July 17, 2009

4.8	Warrant to purchase shares of Series A-1 Preferred Stock issued in connection with Warrant Purchase Agreement, dated as of May 15, 2006

4.9	Warrant to purchase shares of Series A-2 Preferred Stock issued in connection with Warrant Purchase Agreement, dated as of May 15, 2006

5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation

10.1*	2005 Amended and Restated Equity Incentive Plan

10.2*	Form of Indemnification Agreement between the Registrant and its directors and officers

10.3*	Offer Letter Agreement, effective May 11, 2005, between Dr. James K. Truman and the Registrant

10.4*	Offer Letter Agreement, effective June 27, 2006, between Benjamin Bierman and the Registrant

10.5*	Sublease, dated as of January 24, 2007, between Seagate Technology (US) Holdings, Inc. and the Registrant

10.6*	First Amendment to Industrial Lease and Consent to Sublease, dated as of January 24, 2007, between the Registrant and Seagate Technology (US) Holdings, Inc.

10.7*	Industrial Lease, dated as of January 24, 2007, between the Registrant and Global Kato HG, LLC

10.8*	Offer Letter Agreement, effective November 15, 2007, between Wilbur G. Stover, Jr. and the Registrant

10.9*	Supply Agreement, dated as of February 11, 2008, among the Registrant, SCHOTT Glas Export GmbH and SCHOTT Glas North America, Inc.

Exhibit Number	Description

10.10*	Allocation Agreement, dated as of March 25, 2008, between the Registrant and Argonaut Ventures I, L.L.C.

10.11*	Lease Agreement, dated as of April 25, 2008, between iStar CTL I, L.P. and the Registrant.

10.12*	Supply Agreement, dated as of September 9, 2008, between the Registrant and SCHOTT Glas Export GmbH

10.13*	Offer Letter Agreement, effective May 11, 2009, between Kirk Roller and the Registrant

10.14*

Common Agreement, dated as of September 2, 2009, among Solyndra Fab 2 LLC, the U.S. Department of Energy, as a credit party, the U.S. Department of Energy, as loan servicer and U.S. Bank National Association

10.15*	Note Purchase Agreement, dated as of September 2, 2009, among the Federal Financing Bank, Solyndra Fab 2 LLC and the U.S. Secretary of Energy, acting through the U.S. Department of Energy

10.16*	Future Advance Promissory Note, dated September 3, 2009, made by Solyndra Fab 2 LLC in favor of the Federal Financing Bank

10.17*	Collateral Agency Agreement, dated as of September 2, 2009, among Solyndra Fab 2 LLC, the Registrant, U.S. Bank National Association and the U.S. Department of Energy

10.18*

Equity Funding Agreement, dated as of September 2, 2009, among the Registrant, Solyndra Fab 2 LLC, the U.S. Department of Energy, as credit party, the U.S. Department of Energy, as loan servicer, and U.S. Bank National Association

10.19*

Sponsor Support Agreement, dated as of September 2, 2009, among the Registrant, Solyndra Fab 2 LLC, the U.S. Department of Energy, as credit party, the U.S. Department of Energy, as loan servicer, and U.S. Bank National Association

10.20*

Construction and Permanent Deed of Trust with Assignment of Rents and Fixture Filings, dated as of September 3, 2009, by Solyndra Fab 2 LLC in favor of Chicago Title Company and U.S. Bank National Association

10.21*	Security Agreement, dated as of September 2, 2009, between Solyndra Fab 2 LLC and U.S. Bank National Association

10.22*	Equity Pledge Agreement, dated as of September 2, 2009, between the Registrant and U.S. Bank National Association

10.23*	Standard Industrial Lease, dated as of October 26, 2009, between Solyndra Fab 2 LLC and OMP Page LLC

21.1	List of subsidiaries of the Registrant

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

23.4*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1)

24.1	Power of Attorney (see page II-7 to this registration statement on Form S-1)

*	To be filed by amendment